Schwab Equity Index Funds

Annual Report
October 31, 2004

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] "Dow Jones", "Wilshire", "The DJW 5000℠", "The Dow Jones Wilshire 5000℠" and "The Dow Jones Wilshire 5000 Composite Index℠" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Index℠, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As we get ready for 2005, I want to remind you that you might want to add one more item to your list of New Year's resolutions—to review and, if necessary, rebalance your investment portfolio. After all, staying on track is as important in investing as it is in any other part of life. No matter whether it's a good or bad investment climate, you need to make sure that you own a diversified mix of investments and that your asset allocation matches your individual goals, time frame and tolerance for risk.

One efficient way to be diversified is by owning a broad-based mutual fund. Equity mutual funds also can help you to diversify the stock side of your portfolio. While our experienced portfolio managers adhere to each fund's objective, it still is important to review your portfolio to make sure the holdings in your funds don't overlap and you're not overconcentrated in one asset class.

On a final note, I'm very happy to announce that Evelyn Dilsaver has been named CEO and President of SchwabFunds®. Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I am very excited about my new role as President and CEO of SchwabFunds®. I believe that my experience at Schwab has prepared me well for this role, as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

When we discuss SchwabFunds with our clients, for example, we often hear that you want to know that you're getting excellent value. Oftentimes, we find that shareholders are unaware that some of the more popular SchwabFunds offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums.

My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to let you know that we plan to continue to provide and expand information on SchwabFunds on schwab.com. Providing this information is one of the many ways we help individual investors choose investments that are appropriate for their financial goals and time horizons.

I look forward to serving you in my new role. I also want to remind you that your trust is very important to us, and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

Evelyn Dilsaver



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of each of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to pick up some steam. In fact, aside from a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were based on surging oil prices, which had hit an all-time high amid fears of supply interruptions. And while commodity prices moderated somewhat later in the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices had effectively eroded many consumers' purchasing power. Geopolitical events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.

The strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.

More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

The Schwab S&P 500 Fund ended the 12-month report period up 9.03%, closely tracking its benchmark, the S&P 500® Index, which was up 9.42%. Interestingly, most of this appreciation occurred during the beginning of the report period. Since then—starting in February 2004— the market traded in a relatively narrow trading range. During the report period, the price of crude oil increased substantially, making energy-related stocks, which were up 44.49%, the top performers in the fund. Exxon Mobil Corp. and ChevronTexaco Corp. were the biggest contributors to returns. On the flip side, the Information Technology sector continued to have problems and was down 0.88%, the only sector to have a net negative return. Hurting returns the most was technology giant Intel Corp., which was down 32.30% for the report period.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 5.53% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Fund
Investor Shares **9.03%**
Select® Shares **9.25%**
e.Shares® **9.10%**
Benchmark **9.42%**

Performance Details . . . . pages 7-9

Schwab 1000 Fund®
Investor Shares **8.78%**
Select Shares **8.90%**
Benchmark **9.23%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund®
Investor Shares **9.98%**
Select Shares **10.16%**
Benchmark **10.38%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund®
Investor Shares **9.93%**
Select Shares **10.16%**
Benchmark **10.00%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund®
Investor Shares **18.40%**
Select Shares **18.56%**
Benchmark **19.32%**

Performance Details . . . . . pages 20-21

The Schwab 1000 Fund was up 8.78% for the report period, tracking its benchmark, the Schwab 1000 Index®, which was up 9.23%. During the report period, the price of crude oil increased substantially, making energy-related stocks, which were up 44.49%, the top performers in the fund. Exxon Mobil Corp. and ChevronTexaco Corp. were the biggest contributors to returns. On the flip side, the Information Technology sector continued to have problems and was down 0.88%, the only sector to have a net negative return. Hurting returns the most was technology giant Intel Corp., which was down 32.30% for the report period.

The Schwab Small-Cap Index Fund was up 9.98% for the period, closely tracking its benchmark, the Schwab Small-Cap Index®. The price of oil impacted performance significantly, and just as its larger-cap cohorts rallied in the Energy sector, so, too, did small-cap. Energy was up 66.00%, with Tesoro Petroleum Corp. and Quicksilver Resources, Inc. having the biggest positive impact. The Telecommunications sector fell approximately 36.22%, with Primus Telecommunications and Dobson Communications Corp. having the most negative impact.

The Schwab Total Stock Market Index Fund was up 9.93% for the 12-month report period, closely tracking its benchmark, the Dow Jones Wilshire 5000 Composite Index℠. The best performing sectors were Energy and Utilities, with Exxon Mobil Corp. and TXU Corp. (Utilities) contributing most to returns. The fund also benefited from its exposure to small-cap stocks, which led the market for most of the report period. The worst performing sectors were Information Technology and Health Care, with Intel Corp. and Merck & Co. negatively impacting returns.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

*All countries in the
International Index Fund,
as well as all sectors,
posted positive returns.*

The Schwab International Index Fund was up 18.40% for the period, slightly trailing its benchmark, the Schwab International Index®. All countries in the fund, as well as all sectors, posted positive returns. The best performing countries were Belgium, Sweden, Italy and Spain. The worst performing country was Japan but it still posted an 8.00% gain. The best sectors were Energy and Utilities. The worst performing sector was Information Technology, which also still was positive for the 12-month period.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	8.82%	5.88%	-2.87%	-2.76%	7.55%	n/a
Post-Liquidation (shares were sold)	6.12%	4.04%	-2.31%	-1.93%	6.75%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $19,123 **Investor Shares**
■ $19,753 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.02%	5.88%	-2.75%	-2.76%	5.14%	n/a
Post-Liquidation (shares were sold)	6.28%	4.04%	-2.20%	-1.93%	4.58%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[2]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $37,405 **Select Shares**
■ $37,900 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

e.Shares® Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	8.88%	5.88%	-2.83%	-2.76%	7.61%	n/a
Post-Liquidation (shares were sold)	6.18%	4.04%	-2.27%	-1.93%	6.81%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $19,263 **e.Shares**
■ $19,753 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$89,813
Price/Earnings Ratio (P/E)	20.2
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	3%

Minimum Initial Investment[2]

Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000
e.Shares ($500 for retirement and custodial accounts)	$1,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.4%
❷ Exxon Mobil Corp.	3.0%
❸ Microsoft Corp.	2.9%
❹ Citigroup, Inc.	2.2%
❺ Wal-Mart Stores, Inc.	2.2%
❻ Pfizer, Inc.	2.1%
❼ Bank of America Corp.	1.7%
❽ Johnson & Johnson	1.7%
❾ American International Group, Inc.	1.5%
❿ International Business Machines Corp.	1.4%
Total	**22.1%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



30.4%	Consumer Non-Durables
21.0%	Finance
19.2%	Technology
7.3%	Energy
7.3%	Materials
6.1%	Utilities
5.2%	Capital Goods
1.8%	Transportation
1.6%	Consumer Durables
0.1%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab 1000 Index®**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years[2]		10 Years[2]	
Fund (Investor Shares)	8.78%		-1.70%		10.69%	
Benchmark (Schwab 1000 Index)	9.23%		-1.41%		11.10%	
Fund Category (Morningstar)	7.89%		-1.72%		9.38%	

Total Returns After Tax	1 Year		5 Years		10 Years	
	■	▢	■	▢	■	▢
Pre-Liquidation (still own shares)	8.60%	5.88%	-2.00%	-2.76%	10.28%	7.61%
Post-Liquidation (shares were sold)	5.93%	4.04%	-1.61%	-1.93%	9.29%	7.34%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $27,627 **Investor Shares**
- ■ $28,681 **Schwab 1000 Index®**
- ▢ $28,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	8.70%	5.88%	-1.92%	-2.76%	5.66%	n/a
Post-Liquidation (shares were sold)	6.03%	4.04%	-1.53%	-1.93%	5.02%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $77,310 **Select Shares**
■ $78,514 **Schwab 1000 Index**®
□ $75,799 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	986
Weighted Average Market Cap ($ x 1,000,000)	$79,733
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate	5%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.0%
❷ Exxon Mobil Corp.	2.7%
❸ Microsoft Corp.	2.5%
❹ Wal-Mart Stores, Inc.	1.9%
❺ Citigroup, Inc.	1.9%
❻ Pfizer, Inc.	1.8%
❼ Bank of America Corp.	1.5%
❽ Johnson & Johnson	1.4%
❾ American International Group, Inc.	1.3%
❿ International Business Machines Corp.	1.3%
Total	**19.3%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.7%	Consumer Non-Durables
22.6%	Finance
18.3%	Technology
7.7%	Materials
6.8%	Energy
6.2%	Utilities
4.9%	Capital Goods
1.8%	Transportation
1.8%	Consumer Durables
0.2%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab Small-Cap Index**®
- ■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	10 Years ■	10 Years ■
Pre-Liquidation (still own shares)	9.88%	11.50%	5.55%	10.91%	9.17%	9.79%
Post-Liquidation (shares were sold)	6.61%	8.05%	5.14%	9.94%	8.43%	9.39%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $25,809 **Investor Shares**
- ■ $28,150 **Schwab Small-Cap Index**®
- □ $26,238 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab Small-Cap Index**®
- ■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	10.04%	11.50%	5.65%	10.91%	7.07%	n/a
Post-Liquidation (shares were sold)	6.75%	8.05%	5.23%	9.94%	6.51%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $88,980 **Select Shares**
- ■ $92,989 **Schwab Small-Cap Index**®
- □ $87,491 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style

Value   Blend   Growth

Large

Medium   **Market Cap**

Small

Statistics

Number of Holdings	974
Weighted Average Market Cap ($ x 1,000,000)	$973
Price/Earnings Ratio (P/E)	35.5
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	39%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Wynn Resorts Ltd.	0.7%
❷ UnitedGlobalCom, Inc. Class A	0.4%
❸ United Defense Industries, Inc.	0.3%
❹ Landstar Systems, Inc.	0.3%
❺ Tesoro Petroleum Corp.	0.3%
❻ Cathay General Bancorp., Inc.	0.3%
❼ East-West Bancorp, Inc.	0.3%
❽ New Century Financial Corp.	0.3%
❾ Plains Exploration & Production Co.	0.3%
❿ Scientific Games Corp. Class A	0.3%
Total	**3.5%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 22.6% **Materials**
- 21.8% **Finance**
- 17.6% **Consumer Non-Durables**
- 15.6% **Technology**
- 6.3% **Energy**
- 6.1% **Capital Goods**
- 3.8% **Consumer Durables**
- 3.2% **Transportation**
- 2.9% **Utilities**
- 0.1% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**
- Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	9.78%	5.88%	-1.27%	-2.76%	-0.40%	n/a
Post-Liquidation (shares were sold)	6.63%	4.04%	-1.00%	-1.93%	-0.27%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $9,926 **Investor Shares**
- $9,970 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	9.99%	5.88%	-1.16%	-2.76%	-0.27%	n/a
Post-Liquidation (shares were sold)	6.81%	4.04%	-0.90%	-1.93%	-0.15%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,050 **Select Shares**
■ $49,850 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,965
Weighted Average Market Cap ($ x 1,000,000)	$70,406
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	2%

Minimum Initial Investment[2]

Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Exxon Mobil Corp.	2.3%
❸ Microsoft Corp.	2.2%
❹ Wal-Mart Stores, Inc.	1.7%
❺ Citigroup, Inc.	1.7%
❻ Pfizer, Inc.	1.6%
❼ Bank of America Corp.	1.3%
❽ Johnson & Johnson	1.3%
❾ American International Group, Inc.	1.2%
❿ International Business Machines Corp.	1.1%
Total	**17.0%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



28.4%	**Consumer Non-Durables**
22.3%	**Finance**
18.0%	**Technology**
9.2%	**Materials**
7.0%	**Energy**
5.8%	**Utilities**
4.7%	**Capital Goods**
2.0%	**Transportation**
1.9%	**Consumer Durables**
0.7%	**Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



1 Year
5 Years
10 Years
20%
10%
0%
-10%
18.40%
19.32%
16.12%
-2.32%
-1.71%
-1.56%
4.47%
5.07%
4.69%

Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	10 Years ■	10 Years ■
Pre-Liquidation (still own shares)	18.30%	13.82%	-2.67%	-2.72%	4.12%	3.16%
Post-Liquidation (shares were sold)	12.51%	9.24%	-2.11%	-1.89%	3.72%	3.26%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $15,485 **Investor Shares**
■ $16,411 **Schwab International Index®**
□ $14,837 **MSCI-EAFE® Index**



$40,000
$30,000
$20,000
$10,000
$0
10/94
10/96
10/98
10/00
10/02
10/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab International Index®**
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	1 Year	5 Years	Since Inception
Select Shares	18.56%	-2.21%	2.58%
Schwab International Index	19.32%	-1.71%	2.99%
Morningstar Foreign Large-Cap Blend	16.12%	-1.56%	-0.64%

Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	18.43%	13.82	-2.60%	-2.72	2.21%	n/a
Post-Liquidation (shares were sold)	12.63%	9.24%	-2.04%	-1.89%	2.03%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $60,440 **Select Shares**
- ■ $62,259 **Schwab International Index®**
- □ $61,358 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.3%
❷ HSBC Holdings PLC	2.7%
❸ Vodafone Group PLC	2.7%
❹ GlaxoSmithkline PLC	1.9%
❺ Total SA	1.9%
❻ Novartis AG, Registered	1.8%
❼ Royal Dutch Petroleum Co.	1.7%
❽ Toyota Motor Corp.	1.7%
❾ Nestle SA, Registered	1.5%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**20.5%**

Statistics

Number of Holdings	335
Weighted Average Market Cap ($ x 1,000,000)	$57,013
Price/Earnings Ratio (P/E)	19.6
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	1%
Minimum Initial Investment[3]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Sector and Country Weightings % of Portfolio

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



27.9%	Finance
24.8%	Materials
15.6%	Consumer Non-Durables
10.7%	Utilities
7.7%	Transportation
4.4%	Energy
3.9%	Capital Goods
2.6%	Technology
2.1%	Consumer Durables
0.3%	Other

Country



27.8%	United kingdom
17.8%	Japan
10.6%	France
7.8%	Switzerland
7.2%	Germany
6.2%	Canada
5.6%	Netherlands
4.1%	Australia
3.9%	Spain
9.0%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab S&P 500 Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,028.00	$1.89
Hypothetical 5% Return	0.37%	$1,000	$1,023.28	$1.88
Select Shares®				
Actual Return	0.19%	$1,000	$1,029.10	$0.97
Hypothetical 5% Return	0.19%	$1,000	$1,024.18	$0.97
e.Shares®				
Actual Return	0.28%	$1,000	$1,028.00	$1.43
Hypothetical 5% Return	0.28%	$1,000	$1,023.73	$1.42
Schwab 1000 Fund®				
Investor Shares				
Actual Return	0.50%	$1,000	$1,027.80	$2.55
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54
Select Shares				
Actual Return	0.35%	$1,000	$1,028.40	$1.78
Hypothetical 5% Return	0.35%	$1,000	$1,023.38	$1.78

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.59%	$1,000	$1,056.80	$3.05
Hypothetical 5% Return	0.59%	$1,000	$1,022.17	$3.00
Select Shares				
Actual Return	0.42%	$1,000	$1,057.80	$2.17
Hypothetical 5% Return	0.42%	$1,000	$1,023.03	$2.14
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.56%	$1,000	$1,033.70	$2.81
Hypothetical 5% Return	0.56%	$1,000	$1,022.37	$2.80
Select Shares				
Actual Return	0.39%	$1,000	$1,035.20	$2.00
Hypothetical 5% Return	0.39%	$1,000	$1,023.18	$1.98
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.69%	$1,000	$1,060.80	$3.57
Hypothetical 5% Return	0.69%	$1,000	$1,021.67	$3.51
Select Shares				
Actual Return	0.50%	$1,000	$1,061.60	$2.59
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.36	13.79	16.45	22.15	21.17
Income or loss from investment operations:					
Net investment income	0.23	0.20	0.20	0.17	0.17
Net realized and unrealized gains or losses	1.23	2.57	(2.68)	(5.70)	1.06
Total income or loss from investment operations	1.46	2.77	(2.48)	(5.53)	1.23
Less distributions:					
Dividends from net investment income	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)
Distributions from net realized gains	–	–	–	–	(0.07)
Total distributions	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)
Net asset value at end of period	17.61	16.36	13.79	16.45	22.15
Total return (%)	9.03	20.39	(15.32)	(25.11)	5.81
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.37	0.36	0.35	0.35	0.36[1]
Gross operating expenses	0.45	0.46	0.46	0.46	0.52
Net investment income	1.35	1.45	1.21	0.95	0.81
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,849	3,510	2,760	3,070	3,617

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	**11/1/03–10/31/04**	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.41	13.83	16.50	22.21	21.23
Income or loss from investment operations:					
Net investment income	0.26	0.24	0.22	0.20	0.20
Net realized and unrealized gains or losses	1.24	2.57	(2.69)	(5.71)	1.06
Total income or loss from investment operations	1.50	2.81	(2.47)	(5.51)	1.26
Less distributions:					
Dividends from net investment income	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)
Distributions from net realized gains	—	—	—	—	(0.07)
Total distributions	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)
Net asset value at end of period	17.68	16.41	13.83	16.50	22.21
Total return (%)	9.25	20.62	(15.20)	(24.97)	5.94
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19	0.20[1]
Gross operating expenses	0.30	0.31	0.31	0.31	0.36
Net investment income	1.53	1.63	1.37	1.11	0.98
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	4,119	3,692	3,029	3,563	4,357

[1] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

e.Shares	**11/1/03–10/31/04**	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.37	13.79	16.46	22.17	21.21
Income or loss from investment operations:					
Net investment income	0.26	0.23	0.23	0.20	0.20
Net realized and unrealized gains or losses	1.21	2.56	(2.71)	(5.71)	1.04
Total income or loss from investment operations	1.47	2.79	(2.48)	(5.51)	1.24
Less distributions:					
Dividends from net investment income	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)
Distributions from net realized gains	—	—	—	—	(0.07)
Total distributions	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)
Net asset value at end of period	17.62	16.37	13.79	16.46	22.17
Total return (%)	9.10	20.55	(15.32)	(25.02)	5.84
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.28	0.28	0.28	0.28	0.29[1]
Gross operating expenses	0.30	0.31	0.31	0.31	0.36
Net investment income	1.44	1.54	1.28	1.02	0.88
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	249	246	220	304	441

[1] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% Common Stock	7,443,407	8,204,858
0.1% Short-Term Investment	9,415	9,415
0.0% U.S. Treasury Obligations	973	973
100.0% Total Investments	7,453,795	8,215,246
7.8% Collateral Invested for Securities on Loan	641,932	641,932
(7.8)% Other Assets and Liabilities, Net		(639,803)
100.0% Total Net Assets		8,217,375

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets		
Aerospace / Defense 1.9%		
Other Securities	1.9	154,257
Air Transportation 1.3%		
United Parcel Service, Inc., Class B 875,969	0.9	69,359
Other Securities	0.4	33,712
	1.3	103,071
Alcoholic Beverages 0.5%		
Other Securities	0.5	37,410
Apparel 0.5%		
Other Securities	0.5	36,764
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	87,613
Banks 8.0%		
❼ Bank of America Corp. 3,185,172	1.7	142,664
JPMorgan Chase & Co. 2,789,215	1.3	107,664
U.S. Bancorp 1,460,541	0.5	41,786
Wachovia Corp. 1,021,821	0.6	50,284
Wells Fargo & Co. 1,322,357	1.0	78,971
Other Securities	2.9	236,220
	8.0	657,589
Business Machines & Software 9.0%		
• Cisco Systems, Inc. 5,294,483	1.2	101,707
• Dell, Inc. 1,955,032	0.8	68,543
Hewlett-Packard Co. 2,349,878	0.5	43,849
❿ International Business Machines Corp. 1,311,743	1.4	117,729
▲❸ Microsoft Corp. 8,513,790	2.9	238,301
■• Oracle Corp. 4,033,549	0.6	51,065
Other Securities	1.6	122,082
	9.0	743,276

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Business Services 4.5%		
•eBay, Inc. 514,370	0.6	50,208
Tyco International Ltd. 1,573,000	0.6	48,999
•Yahoo! Inc. 1,058,458	0.5	38,306
Other Securities	2.8	228,310
	4.5	365,823
Chemicals 1.5%		
Other Securities	1.5	125,594
Construction 0.5%		
Other Securities	0.5	39,639
Consumer Durables 0.2%		
Other Securities	0.2	18,034
Containers 0.1%		
Other Securities	0.1	11,796
Electronics 5.0%		
■Intel Corp. 5,023,205	1.4	111,817
Qualcomm, Inc. 1,266,736	0.7	52,962
Other Securities	2.9	248,887
	5.0	413,666
Energy: Raw Materials 1.8%		
Other Securities	1.8	150,220
Food & Agriculture 3.4%		
The Coca-Cola Co. 1,893,069	0.9	76,972
PepsiCo, Inc. 1,326,494	0.8	65,768
Other Securities	1.7	137,711
	3.4	280,451
Gold 0.2%		
Other Securities	0.2	16,425
Healthcare / Drugs & Medicine 12.2%		
Abbott Laboratories 1,222,533	0.6	52,117
■•Amgen, Inc. 985,789	0.7	55,993
Eli Lilly & Co. 878,527	0.6	48,240
■❽Johnson & Johnson 2,324,156	1.7	135,684
Medtronic, Inc. 942,124	0.6	48,152
Merck & Co., Inc. 1,730,042	0.7	54,168

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
❻Pfizer, Inc. 5,912,611	2.1	171,170
UnitedHealth Group, Inc. 517,316	0.5	37,454
Wyeth 1,034,682	0.5	41,025
Other Securities	4.2	359,941
	12.2	1,003,944
Household Products 2.2%		
▲Procter & Gamble Co. 1,990,726	1.3	101,886
Other Securities	0.9	80,423
	2.2	182,309
Insurance 4.6%		
❾American International Group, Inc. 2,040,150	1.5	123,858
Other Securities	3.1	253,208
	4.6	377,066
Media 3.5%		
■•Comcast Corp., Class A 1,742,810	0.6	51,413
•Time Warner, Inc. 3,558,276	0.7	59,210
■Viacom, Inc., Class B 1,358,469	0.6	49,571
The Walt Disney Co. 1,593,305	0.5	40,183
Other Securities	1.1	83,012
	3.5	283,389
Miscellaneous 0.6%		
3M Co. 607,876	0.6	47,153
Miscellaneous Finance 7.7%		
American Express Co. 990,581	0.6	52,570
▮The Charles Schwab Corp. 1,063,150	0.1	9,728
❹Citigroup, Inc. 4,056,339	2.2	179,980
Fannie Mae 753,227	0.6	52,839
Merrill Lynch & Co., Inc. 730,834	0.5	39,421
Morgan Stanley 855,539	0.5	43,709
Other Securities	3.2	254,466
	7.7	632,713

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Durables & Entertainment 1.2%		
Other Securities	**1.2**	**96,787**
Non-Ferrous Metals 0.4%		
Other Securities	**0.4**	**35,915**
Oil: Domestic 1.2%		
ConocoPhillips 535,948	0.5	45,186
Other Securities	0.7	53,440
	1.2	**98,626**
Oil: International 4.1%		
ChevronTexaco Corp. 1,663,314	1.1	88,255
❷ Exxon Mobil Corp. 5,094,097	3.0	250,732
	4.1	**338,987**
Optical & Photo 0.2%		
Other Securities	**0.2**	**19,067**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**67,738**
Producer Goods & Manufacturing 5.4%		
■▲❶ General Electric Co. 8,267,470	3.4	282,086
Other Securities	2.0	159,500
	5.4	**441,586**
Railroad & Shipping 0.5%		
Other Securities	**0.5**	**41,153**
Real Property 0.5%		
Other Securities	**0.5**	**39,573**
Retail 6.7%		
■ Home Depot, Inc. 1,719,111	0.9	70,621
▲❺ Wal-Mart Stores, Inc. 3,322,091	2.2	179,127
Other Securities	3.6	300,572
	6.7	**550,320**
Steel 0.1%		
Other Securities	**0.1**	**10,943**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Telephone 3.4%		
BellSouth Corp. 1,425,708	0.5	38,024
SBC Communications, Inc. 2,594,733	0.8	65,543
■ Verizon Communications, Inc. 2,167,822	1.0	84,762
Other Securities	1.1	86,995
	3.4	**275,324**
Tobacco 1.1%		
Altria Group, Inc. 1,606,665	0.9	77,859
Other Securities	0.2	13,173
	1.1	**91,032**
Travel & Recreation 0.7%		
Other Securities	**0.7**	**56,548**
Trucking & Freight 0.1%		
Other Securities	**0.1**	**11,899**
Utilities: Electric & Gas 3.2%		
Other Securities	**3.2**	**261,158**

Short-Term Investment
0.1% of net assets

	% of Net Assets	Value ($ x 1,000)
Provident Institutional TempFund 9,414,995	**0.1**	**9,415**

Security
  Rate, Maturity Date
  Face Amount ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

	% of Net Assets	Value ($ x 1,000)
▲ U.S. Treasury Bills, 1.54%-1.66%, 12/16/04 975	**0.0**	**973**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 7.8% of net assets		
Commercial Paper & Other Corporate Obligations 3.3%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	23,101	23,097
1.72%, 05/25/05	21,894	21,890
Crown Point Capital		
1.80%, 11/05/04	8,536	8,523
Foreningssparbanken AB		
1.83%, 11/15/04	63,439	63,430
Fortis Bank NY		
1.78%, 06/06/05	9,163	9,162
2.06%, 06/08/05	6,590	6,589
Societe Generale NY		
1.95%, 11/01/04	60,728	60,715
1.83%, 11/15/04	21,790	21,782
Westdeutsche Landesbank AG		
1.50%, 01/10/05	54,770	54,756
		269,944

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 4.5%		
Citibank, Time Deposit 1.76%, 11/01/04	15,069	15,069
Security and Number of Shares		
Institutional Money Market Trust 356,919,456		356,919
		371,988

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	10	2,826	**68**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $620,138 of securities on loan)	$8,215,246
Collateral invested for securities on loan	641,932
Receivables:	
Fund shares sold	8,988
Interest	10
Dividends	10,572
Due from brokers for futures	16
Income from securities on loan	50
Prepaid expenses	+ 89
Total assets	**8,876,903**

Liabilities

Collateral invested for securities on loan	641,932
Payables:	
Fund shares redeemed	13,877
Interest expense	1
Investments bought	3,181
Investment adviser and administrator fees	85
Transfer agent and shareholder service fees	68
Trustees' fees	4
Accrued expenses	+ 380
Total liabilities	**659,528**

Net Assets

Total assets	8,876,903
Total liabilities	– 659,528
Net assets	**$8,217,375**

Net Assets by Source

Capital received from investors	8,026,861
Net investment income not yet distributed	94,491
Net realized capital losses	(665,496)
Net unrealized capital gains	761,519

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,849,213		218,576		$17.61
Select Shares	$4,118,961		232,983		$17.68
e.Shares	$249,201		14,142		$17.62

Unless stated, all numbers x 1,000.

The fund paid $7,453,795 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$486,090
Sales/maturities	$277,754

The fund's total security transactions with other SchwabFunds® during the period were $5,033.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$7,540,237
Net unrealized gains and losses:	
Gains	$1,985,732
Losses	+ (1,310,723)
	$675,009
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$94,491
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	+ 29,609
	$578,986

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$136,896
Interest	78
Securities on loan	+ 1,155
Total investment income	**138,129**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Realized Gains and Losses

Net realized losses on investments	(34,701)
Net realized gains on futures contracts	+ 817
Net realized losses	**(33,884)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	600,786
Net unrealized losses on futures contracts	+ (316)
Net unrealized gains	**600,470**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

Expenses

Investment adviser and administrator fees	13,834
Transfer agent and shareholder service fees:	
Investor Shares	9,494
Select Shares	3,998
e.Shares	254
Trustees' fees	60
Custodian fees	226
Portfolio accounting fees	1,116
Professional fees	69
Registration fees	168
Shareholder reports	456
Interest expense	9
Other expenses	+ 148
Total expenses	29,832
Expense reduction	− 7,465
Net expenses	**22,367**

For the fund's independent trustees only.

Includes $1,591 from the investment adviser (CSIM) and $5,874 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	138,129
Net expenses	− 22,367
Net investment income	**115,762**
Net realized losses	(33,884)
Net unrealized gains	+ 600,470
Increase in net assets from operations	**$682,348**

These add up to a net gain on investments of $566,586.

See financial notes. 33

Statements of
Changes in net assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$115,762	$99,392
Net realized losses	(33,884)	(59,341)
Net unrealized gains	+ 600,470	1,201,943
Increase in net assets from operations	**682,348**	**1,241,994**

Distributions Paid

Dividends from net investment income

Investor Shares	46,375	40,628
Select Shares	52,459	49,532
e.Shares	+ 3,356	3,378
Total dividends from net investment income	**$102,190**	**$93,538**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	43,461	$748,116	50,095	$730,445
Select Shares	48,984	845,969	51,800	753,457
e.Shares	+ 3,507	60,506	4,668	67,061
Total shares sold	**95,952**	**$1,654,591**	**106,563**	**$1,550,963**
Shares Reinvested				
Investor Shares	2,680	$44,333	2,857	$39,062
Select Shares	2,844	47,146	3,300	45,211
e.Shares	+ 182	3,018	224	3,062
Total shares reinvested	**5,706**	**$94,497**	**6,381**	**$87,335**
Shares Redeemed				
Investor Shares	(42,120)	($725,021)	(38,573)	($558,964)
Select Shares	(43,789)	(755,806)	(49,150)	(705,422)
e.Shares	+ (4,554)	(78,428)	(5,869)	(84,347)
Total shares redeemed	**(90,463)**	**($1,559,255)**	**(93,592)**	**($1,348,733)**
Net transactions in fund shares	**11,195**	**$189,833**	**19,352**	**$289,565**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	454,506	$7,447,384	435,154	$6,009,363
Total increase	+ 11,195	769,991	19,352	1,438,021
End of period	**465,701**	**$8,217,375**	**454,506**	**$7,447,384**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $102,190 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$102,190	$93,538
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$238	$236
Select Shares	238	302
e.Shares	+ 10	+ 22
Total	**$486**	**$560**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $94,491 and $80,919 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	2.4%
Growth Portfolio	1.7%
Balanced Portfolio	1.1%
Conservative Portfolio	0.5%

Schwab 1000 Fund®

Financial Statements

Financial Highlights

Investor Shares	**11/1/03–10/31/04**	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	30.25	25.25	29.57	39.95	37.12
Income or loss from investment operations:					
Net investment income	0.37	0.33	0.31	0.26	0.26
Net realized and unrealized gains or losses	2.26	4.99	(4.36)	(10.40)	2.83
Total income or loss from investment operations	2.63	5.32	(4.05)	(10.14)	3.09
Less distributions:					
Dividends from net investment income	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)
Net asset value at end of period	32.54	30.25	25.25	29.57	39.95
Total return (%)	8.78	21.34	(13.87)	(25.50)	8.34
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.49	0.46	0.46	0.47[1]
Gross operating expenses	0.50	0.51	0.52	0.51	0.51
Net investment income	1.15	1.27	1.04	0.78	0.63
Portfolio turnover rate	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	4,258	3,974	3,223	3,852	5,083

[1] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Select Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	30.27	25.26	29.58	39.98	37.16
Income or loss from investment operations:					
Net investment income	0.42	0.37	0.35	0.31	0.29
Net realized and unrealized gains or losses	2.25	4.99	(4.36)	(10.41)	2.84
Total income or loss from investment operations	2.67	5.36	(4.01)	(10.10)	3.13
Less distributions:					
Dividends from net investment income	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)
Net asset value at end of period	32.56	30.27	25.26	29.58	39.98
Total return (%)	8.90	21.52	(13.77)	(25.40)	8.46
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35	0.36[1]
Gross operating expenses	0.35	0.36	0.37	0.36	0.36
Net investment income	1.30	1.41	1.15	0.89	0.74
Portfolio turnover rate	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	2,138	1,996	1,588	1,911	2,159

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❙ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.7% Common Stock	3,915,127	6,375,544
0.2% Short-Term Investment	13,754	13,754
0.0% Preferred Stock	376	382
0.0% U.S. Treasury Obligation	299	299
0.0% Warrants	—	9
99.9% Total Investments	3,929,556	6,389,988
10.3% Collateral Invested for Securities on Loan	659,658	659,658
(10.2)% Other Assets and Liabilities, Net		(654,395)
100.0% Total Net Assets		6,395,251

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.7% of net assets		
Aerospace / Defense 1.7%		
Other Securities	1.7	107,928
Air Transportation 1.1%		
United Parcel Service, Inc., Class B 598,100	0.8	47,358
Other Securities	0.3	24,752
	1.1	72,110
Alcoholic Beverages 0.4%		
Other Securities	0.4	27,707
Apparel 0.4%		
Other Securities	0.4	26,306
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	69,892
Banks 7.9%		
❼ Bank of America Corp. 2,158,336	1.5	96,672
JPMorgan Chase & Co. 1,886,776	1.2	72,830
U.S. Bancorp 993,453	0.5	28,423
■ Wachovia Corp. 692,320	0.5	34,069
Wells Fargo & Co. 895,032	0.8	53,451
Other Securities	3.4	221,051
	7.9	506,496
Business Machines & Software 8.4%		
• Cisco Systems, Inc. 3,607,000	1.1	69,290
• Dell, Inc. 1,336,000	0.7	46,840
Hewlett-Packard Co. 1,629,340	0.5	30,403
❿ International Business Machines Corp. 912,900	1.3	81,933
▲❸ Microsoft Corp. 5,769,100	2.5	161,477
• Oracle Corp. 2,770,014	0.6	35,068
Other Securities	1.7	112,116
	8.4	537,127

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Business Services 4.6%		
•eBay, Inc. 349,500	0.5	34,115
•Yahoo! Inc. 721,912	0.4	26,126
Other Securities	3.7	232,239
	4.6	**292,480**
Chemicals 1.5%		
Other Securities	**1.5**	**96,447**
Construction 0.8%		
Other Securities	**0.8**	**48,773**
Consumer Durables 0.3%		
Other Securities	**0.3**	**19,079**
Containers 0.2%		
Other Securities	**0.2**	**12,027**
Electronics 5.0%		
■Intel Corp. 3,413,800	1.2	75,991
Qualcomm, Inc. 862,200	0.6	36,049
Other Securities	3.2	211,199
	5.0	**323,239**
Energy: Raw Materials 1.7%		
Other Securities	**1.7**	**106,631**
Food & Agriculture 3.4%		
The Coca-Cola Co. 1,299,300	0.8	52,830
PepsiCo, Inc. 898,860	0.7	44,565
Other Securities	1.9	119,281
	3.4	**216,676**
Gold 0.2%		
Other Securities	**0.2**	**10,228**
Healthcare / Drugs & Medicine 11.8%		
Abbott Laboratories 827,500	0.6	35,276
■•Amgen, Inc. 670,140	0.6	38,064
Eli Lilly & Co. 601,568	0.5	33,032
❽Johnson & Johnson 1,574,920	1.4	91,944
Medtronic, Inc. 641,000	0.5	32,762
Merck & Co., Inc. 1,176,008	0.6	36,821
❻Pfizer, Inc. 4,009,712	1.8	116,081

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
UnitedHealth Group, Inc. 355,181	0.4	25,715
Wyeth 712,200	0.5	28,239
Other Securities	4.9	314,623
	11.8	**752,557**
Household Products 2.0%		
▲Procter & Gamble Co. 1,364,000	1.1	69,810
Other Securities	0.9	58,843
	2.0	**128,653**
Insurance 4.5%		
❾American International Group, Inc. 1,382,471	1.3	83,930
Other Securities	3.2	201,136
	4.5	**285,066**
Media 4.0%		
•Comcast Corp., Class A 1,192,880	0.6	35,190
•Time Warner, Inc. 2,338,630	0.6	38,915
■Viacom, Inc., Class B 927,579	0.5	33,847
■The Walt Disney Co. 1,097,021	0.4	27,667
Other Securities	1.9	121,163
	4.0	**256,782**
Miscellaneous 0.5%		
■3M Co. 416,900	**0.5**	**32,339**
Miscellaneous Finance 8.3%		
■American Express Co. 672,700	0.6	35,700
•Berkshire Hathaway, Inc., Class A 617	0.8	51,982
■The Charles Schwab Corp. 730,497	0.1	6,684
❺Citigroup, Inc. 2,744,001	1.9	121,751
■Fannie Mae 517,800	0.6	36,324
Merrill Lynch & Co., Inc. 497,400	0.4	26,830
Morgan Stanley 586,010	0.5	29,939
Other Securities	3.4	220,208
	8.3	**529,418**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Durables & Entertainment 1.3%		
Other Securities	**1.3**	**80,258**
Non-Ferrous Metals 0.4%		
Other Securities	**0.4**	**24,519**
Oil: Domestic 1.4%		
ConocoPhillips 364,678	0.5	30,746
Other Securities	0.9	59,788
	1.4	**90,534**
Oil: International 3.6%		
ChevronTexaco Corp. 1,135,092	0.9	60,228
❷ Exxon Mobil Corp. 3,473,230	2.7	170,952
	3.6	**231,180**
Optical & Photo 0.2%		
Other Securities	**0.2**	**14,253**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**51,877**
Producer Goods & Manufacturing 5.0%		
■▲❶ General Electric Co. 5,602,200	3.0	191,147
Other Securities	2.0	130,694
	5.0	**321,841**
Railroad & Shipping 0.4%		
Other Securities	**0.4**	**28,373**
Real Property 1.7%		
Other Securities	**1.7**	**108,603**
Retail 6.6%		
Home Depot, Inc. 1,179,397	0.8	48,450
▲❹ Wal-Mart Stores, Inc. 2,267,900	1.9	122,285
Other Securities	3.9	251,037
	6.6	**421,772**
Steel 0.1%		
Other Securities	**0.1**	**6,524**
Telephone 3.3%		
BellSouth Corp. 979,400	0.4	26,121
SBC Communications, Inc. 1,750,128	0.7	44,208

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc. 1,464,693	0.9	57,270
Other Securities	1.3	85,115
	3.3	**212,714**
Tobacco 1.0%		
■ Altria Group, Inc. 1,093,500	0.8	52,991
Other Securities	0.2	9,078
	1.0	**62,069**
Travel & Recreation 0.5%		
Other Securities	**0.5**	**32,593**
Trucking & Freight 0.3%		
Other Securities	**0.3**	**19,789**
Utilities: Electric & Gas 3.3%		
Other Securities	**3.3**	**210,684**
Preferred Stock 0.0% of net assets		
Real Property 0.0%		
Other Securities	**0.0**	**382**
Warrants 0.0% of net assets		
Other Securities	**0.0**	**9**
Short-Term Investment 0.2% of net assets		
Provident Institutional TempFund 13,754,005	**0.2**	**13,754**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 1.63%, 12/16/04 300	0.0	299

End of investments.

Summary of Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 10.3% of net assets		
Commercial Paper & Other Corporate Obligations 4.0%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	36,821	36,815
1.72%, 05/25/05	35,997	35,989
Crown Point Capital		
1.80%, 11/05/04	19,819	19,788
Foreningssparbanken AB		
1.83%, 11/15/04	58,583	58,574
Fortis Bank NY		
1.78%, 06/06/05	21,855	21,853
2.06%, 06/08/05	8,015	8,014
Societe Generale NY		
1.95%, 11/01/04	35,907	35,900
1.83%, 11/15/04	9,413	9,409
Westdeutsche Landesbank AG		
1.50%, 01/10/05	27,833	27,826
		254,168

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 6.3%		
Citibank, Time Deposit		
1.76%, 11/01/04	16,254	16,254

Security and Number of Shares		
Institutional Money Market Trust 389,235,872		389,236
		405,490

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	30	8,477	**87**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $637,824 of securities on loan)	$6,389,988
Collateral invested for securities on loan	659,658
Receivables:	
Fund shares sold	2,095
Interest	3
Dividends	7,575
Investments sold	110
Due from brokers for futures	15
Income from securities on loan	46
Prepaid expenses	+ 71
Total assets	**7,059,561**

The fund paid $3,929,556 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$303,687
Sales/maturities	$335,286

The fund's total security transactions with other SchwabFunds® during the period were $88,439.

Liabilities

Collateral invested for securities on loan	659,658
Payables:	
Fund shares redeemed	4,151
Interest expense	3
Investment adviser and administrator fees	119
Transfer agent and shareholder service fees	105
Trustees' fees	3
Accrued expenses	+ 271
Total liabilities	**664,310**

These derive from investments and futures.

Net Assets

Total assets	7,059,561
Total liabilities	− 664,310
Net assets	**$6,395,251**

Net Assets by Source

Capital received from investors	4,432,434
Net investment income not yet distributed	61,505
Net realized capital losses	(559,207)
Net unrealized capital gains	2,460,519

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,257,718		130,855		$32.54
Select Shares	$2,137,533		65,647		$32.56

Federal Tax Data

Portfolio cost	$3,949,178
Net unrealized gains and losses:	
Gains	$2,869,565
Losses	+ (428,755)
	$2,440,810

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$61,505
Long-term capital gains	$−

Unused capital losses:

Expires 10/31 of:	Loss amount
2005	$2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	164,037
2012	+ 12,131
	$539,498

Reclassifications:

Net investment income not yet distributed	$212
Net realized capital losses	$632
Reclassified as:	
Capital received from investors	($844)

See financial notes. 41

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$103,511
Interest	41
Securities on loan	+ 1,292
Total investment income	**104,844**

Net Realized Gains and Losses

Net realized losses on investments	(10,857)
Net realized gains on futures contracts	+ 56
Net realized losses	**(10,801)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	458,496
Net unrealized losses on futures contracts	+ (19)
Net unrealized gains	**458,477**

Expenses

Investment adviser and administrator fees	14,342
Transfer agent and shareholder service fees:	
Investor Shares	10,556
Select Shares	2,115
Trustees' fees	43
Custodian fees	178
Portfolio accounting fees	870
Professional fees	66
Registration fees	132
Shareholder reports	452
Interest expense	6
Other expenses	+ 59
Total expenses	28,819
Expense reduction	− 7
Net expenses	**28,812**

Increase in Net Assets from Operations

Total investment income	104,844
Net expenses	− 28,812
Net investment income	**76,032**
Net realized losses	(10,801)
Net unrealized gains	+ 458,477
Increase in net assets from operations	**$523,708**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $447,676.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$76,032	$68,476
Net realized losses	(10,801)	(168,829)
Net unrealized gains	+ 458,477	1,141,148
Increase in net assets from operations	**523,708**	**1,040,795**

Distributions Paid

Dividends from net investment income		
Investor Shares	45,314	40,944
Select Shares	+ 25,058	22,368
Total dividends from net investment income	**$70,372**	**$63,312**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	19,479	$619,405	23,357	$623,574
Select Shares	+ 9,808	311,874	14,563	384,508
Total shares sold	**29,287**	**$931,279**	**37,920**	**$1,008,082**
Shares Reinvested				
Investor Shares	1,365	$41,809	1,516	$38,050
Select Shares	+ 698	21,363	766	19,200
Total shares reinvested	**2,063**	**$63,172**	**2,282**	**$57,250**
Shares Redeemed				
Investor Shares	(21,346)	($679,008)	(21,127)	($560,404)
Select Shares	+ (10,792)	(343,161)	(12,277)	(323,765)
Total shares redeemed	**(32,138)**	**($1,022,169)**	**(33,404)**	**($884,169)**
Net transactions in fund shares	**(788)**	**($27,718)**	**6,798**	**$181,163**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	197,290	$5,969,633	190,492	$4,810,987
Total increase or decrease	+ (788)	425,618	6,798	1,158,646
End of period	**196,502**	**$6,395,251**	**197,290**	**$5,969,633**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $70,372 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$70,372	$63,312
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:	
Investor Shares	$218
Select Shares	+ 83
Total	**$301**
Prior period:	
Investor Shares	$222
Select Shares	+ 163
Total	**$385**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $61,505 and $55,633 at the end of the current period and prior period, respectively.

See financial notes. 43

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	18.22	13.27	15.98	21.06	17.41
Income or loss from investment operations:					
Net investment income	0.13	0.11	0.13	0.07	0.07
Net realized and unrealized gains or losses	1.68	4.98	(2.17)	(2.76)	3.62
Total income or loss from investment operations	1.81	5.09	(2.04)	(2.69)	3.69
Less distributions:					
Dividends from net investment income	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–
Total distributions	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)
Net asset value at end of period	19.92	18.22	13.27	15.98	21.06
Total return (%)	9.98	38.72	(13.66)	(13.66)	21.22
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.59	0.56	0.49	0.49	0.50[1]
Gross operating expenses	0.59	0.60	0.60	0.61	0.66
Net investment income	0.66	0.74	0.77	0.49	0.44
Portfolio turnover rate	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	869	886	722	804	803

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	18.25	13.28	16.00	21.09	17.44
Income or loss from investment operations:					
Net investment income	0.17	0.14	0.14	0.11	0.11
Net realized and unrealized gains or losses	1.68	4.99	(2.18)	(2.78)	3.61
Total income or loss from investment operations	1.85	5.13	(2.04)	(2.67)	3.72
Less distributions:					
Dividends from net investment income	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)
Distributions from net realized gains	—	—	(0.58)	(2.31)	—
Total distributions	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)
Net asset value at end of period	19.96	18.25	13.28	16.00	21.09
Total return (%)	10.16	39.02	(13.62)	(13.56)	21.37
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.42	0.41	0.38	0.38	0.39[1]
Gross operating expenses	0.44	0.45	0.45	0.46	0.51
Net investment income	0.82	0.89	0.88	0.60	0.55
Portfolio turnover rate	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	761	759	638	727	757

[1] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶   Top Ten Holding

•   Non-income producing security

▲   All or a portion of this security is held as collateral for open futures contracts

■   This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% Common Stock	1,387,803	1,628,595
0.0% Short-Term Investment	787	787
0.0% U.S. Treasury Obligations	120	120
100.0% Total Investments	1,388,710	1,629,502
8.6% Collateral Invested for Securities on Loan	140,272	140,272
(8.6)% Other Assets and Liabilities, Net		(140,048)
100.0% Total Net Assets		1,629,726

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 100.0% of net assets		
Aerospace / Defense 1.0%		
Other Securities	**1.0**	**16,871**
Air Transportation 1.1%		
Other Securities	**1.1**	**17,661**
Alcoholic Beverages 0.1%		
Other Securities	**0.1**	**1,994**
Apparel 1.6%		
• Aeropostale, Inc. 120,950	0.2	3,816
• Quiksilver, Inc. 130,000	0.2	3,543
Other Securities	1.2	18,357
	1.6	**25,716**
Automotive Products / Motor Vehicles 1.6%		
▲•❸ United Defense Industries, Inc. 118,600	0.3	4,761
Other Securities	1.3	20,616
	1.6	**25,377**
Banks 7.0%		
▲ Southwest Bancorp of Texas, Inc. 156,200	0.2	3,661
Texas Regional Bancshares, Inc., Class A 106,628	0.2	3,405
Other Securities	6.6	106,334
	7.0	**113,400**
Business Machines & Software 2.2%		
Other Securities	**2.2**	**35,871**
Business Services 14.5%		
• Ask Jeeves, Inc. 127,500	0.2	3,287
▲• CACI International, Inc., Class A 65,700	0.2	4,006
■▲• Cerner Corp. 77,700	0.2	3,508
• Hewitt Associates, Inc., Class A 118,380	0.2	3,318
• Infospace, Inc. 71,390	0.2	3,748
▲• R.H. Donnelley Corp. 67,700	0.2	3,673
• Waste Connections, Inc. 106,950	0.2	3,371

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
■•❶ Wynn Resorts Ltd. 183,440	0.7	10,667
Other Securities	12.4	199,888
	14.5	**235,466**
Chemicals 2.2%		
Georgia Gulf Corp. 71,100	0.2	3,219
Other Securities	2.0	32,243
	2.2	**35,462**
Construction 2.0%		
■▲ Beazer Homes USA, Inc. 30,369	0.2	3,334
▲ Simpson Manufacturing Co., Inc. 52,700	0.2	3,388
Other Securities	1.6	26,459
	2.0	**33,181**
Consumer Durables 1.1%		
■ Toro Co. 54,500	0.2	3,720
Other Securities	0.9	14,699
	1.1	**18,419**
Containers 0.3%		
Other Securities	**0.3**	**4,066**
Electronics 7.8%		
■• Macromedia, Inc. 150,600	0.2	4,087
Other Securities	7.6	122,210
	7.8	**126,297**
Energy: Raw Materials 3.4%		
• Cimarex Energy Co. 93,900	0.2	3,369
• Southwestern Energy Co. 81,820	0.2	3,759
Unit Corp. 99,500	0.2	3,690
Other Securities	2.8	44,840
	3.4	**55,658**
Food & Agriculture 1.2%		
Other Securities	**1.2**	**19,796**
Gold 0.0%		
Other Securities	**0.0**	**767**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Healthcare / Drugs & Medicine 11.0%		
• AMERIGROUP Corp. 55,600	0.2	3,336
Mentor Corp. 95,600	0.2	3,327
■▲• MGI Pharma, Inc. 153,200	0.3	4,086
Mine Safety Appliances Co. 88,000	0.2	3,319
▲• Resmed, Inc. 76,200	0.2	3,581
Other Securities	9.9	161,548
	11.0	**179,197**
Household Products 0.1%		
Other Securities	**0.1**	**2,376**
Insurance 3.1%		
Commerce Group, Inc. 74,100	0.2	3,750
Other Securities	2.9	47,458
	3.1	**51,208**
Media 2.1%		
Other Securities	**2.1**	**34,959**
Miscellaneous 0.3%		
Other Securities	**0.3**	**4,935**
Miscellaneous Finance 5.3%		
▲❻ Cathay General Bancorp., Inc. 112,400	0.3	4,429
▲ Downey Financial Corp. 60,440	0.2	3,340
❼ East-West Bancorp, Inc. 109,700	0.3	4,392
▲• La Quinta Corp. 396,700	0.2	3,193
■•❷ UnitedGlobalCom, Inc., Class A 858,200	0.4	6,419
Other Securities	3.9	64,240
	5.3	**86,013**
Non-Durables & Entertainment 2.7%		
• Penn National Gaming, Inc. 90,240	0.2	3,748
Other Securities	2.5	40,296
	2.7	**44,044**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Ferrous Metals 0.9%		
Other Securities	**0.9**	**13,821**
Oil: Domestic 2.8%		
•❾ Plains Exploration & Production Co. 167,478	0.3	4,187
■ Quicksilver Resources, Inc. 107,600	0.2	3,403
•❺ Tesoro Petroleum Corp. 148,100	0.3	4,485
Other Securities	2.0	33,720
	2.8	**45,795**
Optical & Photo 0.1%		
Other Securities	**0.1**	**1,616**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**13,355**
Producer Goods & Manufacturing 6.0%		
▲ Aptargroup, Inc. 79,100	0.2	3,711
▲ Hughes Supply, Inc. 133,800	0.2	3,801
▲ IDEX Corp. 108,300	0.2	3,996
▲ Kennametal, Inc. 79,300	0.2	3,690
MSC Industrial Direct Co., Class A 94,000	0.2	3,209
Other Securities	5.0	79,234
	6.0	**97,641**
Railroad & Shipping 0.4%		
Other Securities	**0.4**	**6,587**
Real Property 6.3%		
▲ Brandywine Realty Trust 119,300	0.2	3,510
❽ New Century Financial Corp. 77,200	0.3	4,258
Other Securities	5.8	94,749
	6.3	**102,517**
Retail 3.4%		
▲• United Stationers, Inc. 73,100	0.2	3,253
▲• Zale Corp. 112,500	0.2	3,209
Other Securities	3.0	49,285
	3.4	**55,747**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Steel 1.1%		
Allegheny Technologies, Inc. 208,000	0.2	3,497
Steel Dynamics, Inc. 111,900	0.2	3,715
Other Securities	0.7	10,181
	1.1	**17,393**
Telephone 1.2%		
Other Securities	**1.2**	**19,350**
Tobacco 0.3%		
Other Securities	**0.3**	**4,963**
Travel & Recreation 1.6%		
•❿ Scientific Games Corp., Class A 194,200	0.3	4,113
Other Securities	1.3	21,611
	1.6	**25,724**
Trucking & Freight 1.1%		
•❹ Landstar Systems, Inc. 67,300	0.3	4,573
Other Securities	0.8	13,866
	1.1	**18,439**
Utilities: Electric & Gas 2.3%		
PNM Resources, Inc. 136,250	0.2	3,172
Other Securities	2.1	33,741
	2.3	**36,913**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.0% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04 787	**0.0**	**787**

Security **Rate, Maturity Date** **Face Amount** ($ x 1,000)	**% of Net** **Assets**	**Value** ($ x 1,000)
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills, 1.59%-1.65%, 12/16/04 120	**0.0**	**120**

End of investments.

Security and Number of Shares	**Value** ($ x 1,000)
Collateral Invested for Securities on Loan 8.6% of net assets	
Short-Term Investment 8.6%	
Securities Lending Investment Fund 140,271,911	**140,272**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	4	1,169	**35**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $133,167 of securities on loan)	$1,629,502
Collateral invested for securities on loan	140,272
Receivables:	
Fund shares sold	441
Dividends	914
Investments sold	253
Income from securities on loan	52
Prepaid expenses	+ 26
Total assets	**1,771,460**

Liabilities

Collateral invested for securities on loan	140,272
Payables:	
Fund shares redeemed	1,244
Interest expense	3
Due to brokers for futures	1
Investment adviser and administrator fees	40
Transfer agent and shareholder service fees	22
Trustees' fees	1
Accrued expenses	+ 151
Total liabilities	**141,734**

Net Assets

Total assets	1,771,460
Total liabilities	− 141,734
Net assets	**$1,629,726**

Net Assets by Source

Capital received from investors	1,451,903
Net investment income not yet distributed	9,047
Net realized capital losses	(72,051)
Net unrealized capital gains	240,827

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$868,933		43,629		$19.92
Select Shares	$760,793		38,121		$19.96

Unless stated, all numbers x 1,000.

The fund paid $1,388,710 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$656,852
Sales/maturities	$818,350

The fund's total security transactions with other SchwabFunds® during the period were $86,623.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,391,370
Net unrealized gains and losses:	
Gains	$443,325
Losses	+ (205,193)
	$238,132
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$9,047
Long-term capital gains	$—
Capital losses utilized	$214,814
Unused capital losses:	
Expires 10/31 of:	Loss amount
2011	**$69,356**
Reclassifications:	
Net investment income not yet distributed	$30
Reclassified as:	
Net realized capital losses	($30)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$20,182
Interest	18
Securities on loan	+ 693
Total investment income	**20,893**

Net of $3 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	215,204
Net realized gains on futures contracts	+ 406
Net realized gains	**215,610**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Unrealized Gains and Losses

Net unrealized losses on investments	(67,232)
Net unrealized losses on futures contracts	+ (18)
Net unrealized losses	**(67,250)**

Expenses

Investment adviser and administrator fees	4,956
Transfer agent and shareholder service fees:	
Investor Shares	2,247
Select Shares	782
Trustees' fees	16
Custodian fees	167
Portfolio accounting fees	242
Professional fees	45
Registration fees	61
Shareholder reports	166
Interest expense	12
Other expenses	+ 22
Total expenses	8,716
Expense reduction	− 139
Net expenses	**8,577**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	20,893
Net expenses	− 8,577
Net investment income	**12,316**
Net realized gains	215,610
Net unrealized losses	+ (67,250)
Increase in net assets from operations	**$160,676**

These add up to a net gain on investments of $148,360.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$12,316	$11,374
Net realized gains or losses	215,610	(193,979)
Net unrealized gains or losses	+ (67,250)	656,467
Increase in net assets from operations	**160,676**	**473,862**

Distributions Paid

Dividends from net investment income

	11/1/03–10/31/04	11/1/02–10/31/03
Investor Shares	5,423	7,507
Select Shares	+ 5,623	7,345
Total dividends from net investment income	**$11,046**	**$14,852**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,935	$114,857	6,678	$101,578
Select Shares	+ 6,358	121,773	6,760	99,820
Total shares sold	**12,293**	**$236,630**	**13,438**	**$201,398**
Shares Reinvested				
Investor Shares	270	$5,073	522	$7,085
Select Shares	+ 278	5,234	503	6,844
Total shares reinvested	**548**	**$10,307**	**1,025**	**$13,929**
Shares Redeemed				
Investor Shares	(11,208)	($215,266)	(12,997)	($188,682)
Select Shares	+ (10,118)	(196,867)	(13,679)	(200,308)
Total shares redeemed	**(21,326)**	**($412,133)**	**(26,676)**	**($388,990)**
Net transactions in fund shares	**(8,485)**	**($165,196)**	**(12,213)**	**($173,663)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	90,235	$1,645,292	102,448	$1,359,945
Total increase or decrease	+ (8,485)	(15,566)	(12,213)	285,347
End of period	**81,750**	**$1,629,726**	**90,235**	**$1,645,292**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $11,046 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$11,046	$14,852
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$68	$70
Select Shares	+ 33	+ 39
Total	**$101**	**$109**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $9,047 and $7,747 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	6.9%
Growth Portfolio	7.6%
Balanced Portfolio	5.0%
Conservative Portfolio	1.8%

Schwab Annuity Portfolios

Growth Portfolio II	0.4%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	17.48	14.35	16.62	22.49	20.87
Income or loss from investment operations:					
Net investment income	0.19	0.16	0.16	0.15	0.16
Net realized and unrealized gains or losses	1.53	3.14	(2.27)	(5.87)	1.56
Total income or loss from investment operations	1.72	3.30	(2.11)	(5.72)	1.72
Less distributions:					
Dividends from net investment income	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)
Net asset value at end of period	19.04	17.48	14.35	16.62	22.49
Total return (%)	9.93	23.24	(12.86)	(25.55)	8.23
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.56	0.53	0.40	0.40	0.41[1]
Gross operating expenses	0.56	0.59	0.62	0.65	0.67
Net investment income	1.07	1.18	1.11	0.94	0.76
Portfolio turnover rate	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	592	469	263	224	218

[1] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	17.52	14.37	16.65	22.52	20.89
Income or loss from investment operations:					
Net investment income	0.22	0.20	0.19	0.18	0.17
Net realized and unrealized gains or losses	1.54	3.14	(2.29)	(5.87)	1.56
Total income or loss from investment operations	1.76	3.34	(2.10)	(5.69)	1.73
Less distributions:					
Dividends from net investment income	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)
Net asset value at end of period	19.09	17.52	14.37	16.65	22.52
Total return (%)	10.10	23.50	(12.81)	(25.40)	8.30
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.39	0.36	0.27	0.27	0.28[1]
Gross operating expenses	0.41	0.44	0.47	0.50	0.52
Net investment income	1.23	1.35	1.24	1.07	0.89
Portfolio turnover rate	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	548	429	264	257	262

[1] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included..

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❙ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.9%	Common Stock	1,070,799	1,127,570
0.7%	Short-Term Investment	8,015	8,015
0.0%	U.S. Treasury Obligation	399	399
0.0%	Preferred Stock	68	69
0.0%	Corporate Bonds	15	16
0.0%	Rights	130	8
0.0%	Warrants	286	2
99.6%	Total Investments	1,079,712	1,136,079
6.3%	Collateral Invested for Securities on Loan	71,496	71,496
(5.9)%	Other Assets and Liabilities, Net		(66,895)
100.0%	Total Net Assets		1,140,680

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 98.9% of net assets		
Aerospace / Defense 1.6%		
Other Securities	1.6	17,869
Air Transportation 1.0%		
United Parcel Service, Inc., Class B 91,480	0.7	7,243
Other Securities	0.3	4,734
	1.0	11,977
Alcoholic Beverages 0.4%		
Other Securities	0.4	4,500
Apparel 0.6%		
Other Securities	0.6	6,415
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	12,658
Banks 7.7%		
❼ Bank of America Corp. 338,518	1.3	15,162
JPMorgan Chase & Co. 295,944	1.0	11,423
U.S. Bancorp 158,531	0.4	4,536

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Wachovia Corp. 108,236	0.5	5,326
Wells Fargo & Co. 140,077	0.8	8,365
Other Securities	3.7	42,863
	7.7	87,675
Business Machines & Software 7.5%		
• Cisco Systems, Inc. 563,969	1.0	10,834
• Dell, Inc. 209,300	0.7	7,338
Hewlett-Packard Co. 252,916	0.4	4,719
❿ International Business Machines Corp. 139,850	1.1	12,552
▲❸ Microsoft Corp. 892,760	2.2	24,988
• Oracle Corp. 429,500	0.5	5,437
Other Securities	1.6	19,495
	7.5	85,363
Business Services 5.8%		
• eBay, Inc. 52,924	0.5	5,166
■• Google, Inc., Class A 22,500	0.4	4,291
• Yahoo! Inc. 111,144	0.4	4,022
Other Securities	4.5	52,191
	5.8	65,670
Chemicals 1.5%		
Other Securities	1.5	17,539
Construction 0.9%		
Other Securities	0.9	9,898
Consumer Durables 0.4%		
Other Securities	0.4	4,237
Containers 0.2%		
Other Securities	0.2	2,183
Electronics 5.3%		
Intel Corp. 533,832	1.1	11,883
Qualcomm, Inc. 135,100	0.5	5,649
Other Securities	3.7	43,042
	5.3	60,574
Energy: Raw Materials 2.0%		
Other Securities	2.0	23,419
Food & Agriculture 3.1%		
The Coca-Cola Co. 202,200	0.7	8,221

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
PepsiCo, Inc. 140,800	0.6	6,981
Other Securities	1.8	20,755
	3.1	35,957
Gold 0.2%		
Other Securities	0.2	2,009
Healthcare / Drugs & Medicine 11.5%		
Abbott Laboratories 128,205	0.5	5,465
• Amgen, Inc. 107,168	0.6	6,087
Eli Lilly & Co. 92,400	0.5	5,074
❽ Johnson & Johnson 246,370	1.3	14,383
Medtronic, Inc. 100,974	0.5	5,161
Merck & Co., Inc. 183,552	0.5	5,747
❻ Pfizer, Inc. 631,552	1.6	18,283
UnitedHealth Group, Inc. 66,300	0.4	4,800
Wyeth 109,400	0.4	4,338
Other Securities	5.2	62,410
	11.5	131,748
Household Products 1.8%		
▲ Procter & Gamble Co. 213,400	1.0	10,922
Other Securities	0.8	9,485
	1.8	20,407
Insurance 4.3%		
❾ American International Group, Inc. 216,222	1.2	13,127
Other Securities	3.1	36,098
	4.3	49,225
Media 3.8%		
• Comcast Corp., Class A 148,336	0.4	4,376
• Time Warner, Inc. 367,052	0.6	6,108
Viacom, Inc., Class B 144,012	0.5	5,255
The Walt Disney Co. 167,150	0.4	4,216
Other Securities	1.9	23,289
	3.8	43,244
Miscellaneous 0.5%		
3M Co. 65,000	0.5	5,042
Other Securities	0.0	687
	0.5	5,729

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Miscellaneous Finance 7.9%		
American Express Co. 105,150	0.5	5,580
• Berkshire Hathaway, Inc., Class A 96	0.7	8,088
▮ The Charles Schwab Corp. 111,120	0.1	1,017
▲❺ Citigroup, Inc. 424,936	1.7	18,854
Fannie Mae 81,400	0.5	5,710
Merrill Lynch & Co., Inc. 79,800	0.4	4,304
Morgan Stanley 90,300	0.4	4,613
Other Securities	3.6	41,680
	7.9	**89,846**
Non-Durables & Entertainment 1.4%		
Other Securities	**1.4**	**16,109**
Non-Ferrous Metals 0.4%		
Other Securities	**0.4**	**4,931**
Oil: Domestic 1.6%		
ConocoPhillips 56,098	0.4	4,730
Other Securities	1.2	13,653
	1.6	**18,383**
Oil: International 3.2%		
ChevronTexaco Corp. 179,634	0.8	9,532
▲❷ Exxon Mobil Corp. 537,816	2.3	26,471
Other Securities	0.1	586
	3.2	**36,589**
Optical & Photo 0.2%		
Other Securities	**0.2**	**2,465**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**8,757**
Producer Goods & Manufacturing 4.9%		
▲❶ General Electric Co. 863,066	2.6	29,448
Other Securities	2.3	26,142
	4.9	**55,590**
Railroad & Shipping 0.5%		
Other Securities	**0.5**	**5,533**
Real Property 2.1%		
Other Securities	**2.1**	**23,704**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retail 6.1%		
Home Depot, Inc. 187,000	0.7	7,682
▲❹ Wal-Mart Stores, Inc. 354,600	1.7	19,120
Other Securities	3.7	43,354
	6.1	**70,156**
Steel 0.2%		
Other Securities	**0.2**	**2,003**
Telephone 3.1%		
SBC Communications, Inc. 273,212	0.6	6,901
Verizon Communications, Inc. 228,786	0.8	8,946
Other Securities	1.7	19,561
	3.1	**35,408**
Tobacco 0.9%		
Altria Group, Inc. 168,800	0.7	8,180
Other Securities	0.2	1,637
	0.9	**9,817**
Travel & Recreation 0.9%		
Other Securities	**0.9**	**9,761**
Trucking & Freight 0.4%		
Other Securities	**0.4**	**4,328**
Utilities: Electric & Gas 3.1%		
Other Securities	**3.1**	**35,894**

Preferred Stock 0.0% of net assets

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Real Property 0.0%		
Other Securities	**0.0**	**69**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

Corporate Bonds 0.0% of net assets

Security	Rate, Maturity Date / Face Amount	% of Net Assets	Value ($ x 1,000)
Fixed-Rate Obligations 0.0%			
Brookfield Homes Corp.	12.00%, 06/30/20 / 15	0.0	16

See financial notes.   57

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
Other Securities	**0.0**	**2**
Rights 0.0% of net assets		
Other Securities	**0.0**	**8**
Short-Term Investment 0.7% of net assets		
Provident Institutional TempFund 8,014,950	**0.7**	**8,015**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 1.63%, 12/16/04 400	**0.0**	**399**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.3% of net assets		

Commercial Paper & Other Corporate Obligations 2.5%

	Face Amount	Value
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	3,848	3,847
1.72%, 05/25/05	1,516	1,516
Crown Point Capital		
1.80%, 11/05/04	1,851	1,851
Foreningssparbanken AB		
1.83%, 11/15/04	10,855	10,853
Fortis Bank		
1.78%, 06/06/05	1,381	1,381
Societe Generale NY		
1.95%, 11/01/04	5,456	5,455
1.83%, 11/15/04	1,571	1,570
Westdeutsche Landesbank AG		
1.50%, 01/10/05	2,340	2,339
		28,812

Short-Term Investments 3.8%

	Face Amount	Value
Citibank, Time Deposit		
1.76%, 11/01/04	1,709	1,709

Security and Number of Shares

		Value
Institutional Money Market Trust 40,974,861		40,975
		42,684

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	4	1,169	29
S&P 500 Index, Long expires 12/17/04	23	6,499	50
			79

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $68,742 of securities on loan)	$1,136,079
Collateral invested for securities on loan	71,496
Receivables:	
Fund shares sold	3,993
Interest	6
Dividends	1,263
Investments sold	14
Due from brokers for futures	10
Income from securities on loan	10
Prepaid expenses	+ 22
Total assets	**1,212,893**

Liabilities

Collateral invested for securities on loan	71,496
Payables:	
Fund shares redeemed	580
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	19
Trustee fees	1
Accrued expenses	+ 93
Total liabilities	**72,213**

Net Assets

Total assets	1,212,893
Total liabilities	− 72,213
Net assets	**$1,140,680**

Net Assets by Source

Capital received from investors	1,096,490
Net investment income not yet distributed	10,037
Net realized capital losses	(22,293)
Net unrealized capital gains	56,446

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$592,410		31,108		$19.04
Select Shares	$548,270		28,713		$19.09

Unless stated, all numbers x 1,000.

The fund paid $1,079,712 for these securities.

Includes securities valued at fair value worth $13 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$169,426
Sales/maturities	$16,950

The fund's total security transactions with other SchwabFunds® during the period were $3,569.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,080,161
Net unrealized gains and losses:	
Gains	$226,948
Losses	+ (171,030)
	$55,918

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$10,037
Long-term capital gains	$—

Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,485
2011	3,975
2012	+ 874
	$21,765

Reclassifications:	
Net investment income not yet distributed	$1
Reclassified as:	
Realized capital losses	($1)

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,028
Interest	59
Securities on loan	+ 180
Total investment income	**17,267**

Net Realized Gains and Losses

Net realized losses on investments	(92)
Net realized gains on futures contracts	+ 378
Net realized gains	**286**

Net Unrealized Gains and Losses

Net unrealized gains on investments	83,808
Net unrealized losses on futures contracts	+ (107)
Net unrealized gains	**83,701**

Expenses

Investment adviser and administrator fees	2,743
Transfer agent and shareholder service fees:	
Investor Shares	1,384
Select Shares	511
Trustees' fees	12
Custodian fees	81
Portfolio accounting fees	159
Professional fees	42
Registration fees	99
Shareholder reports	79
Interest expense	1
Other expenses	+ 33
Total expenses	5,144
Expense reduction	− 85
Net expenses	**5,059**

Increase in Net Assets from Operations

Total investment income	17,267
Net expenses	− 5,059
Net investment income	**12,208**
Net realized gains	286
Net unrealized gains	+ 83,701
Increase in net assets from operations	**$96,195**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $4 from the investment adviser (CSIM) and $81 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $83,987

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$12,208	$8,702
Net realized gains or losses	286	(5,294)
Net unrealized gains	+ 83,701	155,552
Increase in net assets from operations	**96,195**	**158,960**

Distributions Paid

Dividends from net investment income

Investor Shares	4,522	3,195
Select Shares	+ 4,835	3,512
Total dividends from net investment income	**$9,357**	**$6,707**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	9,767	$180,735	12,774	$194,287
Select Shares	+ 8,998	165,692	11,399	172,567
Total shares sold	**18,765**	**$346,427**	**24,173**	**$366,854**
Shares Reinvested				
Investor Shares	237	$4,213	209	$2,984
Select Shares	+ 222	3,957	203	2,911
Total shares reinvested	**459**	**$8,170**	**412**	**$5,895**
Shares Redeemed				
Investor Shares	(5,759)	($106,552)	(4,461)	($68,649)
Select Shares	+ (5,002)	(92,791)	(5,507)	(85,326)
Total shares redeemed	**(10,761)**	**($199,343)**	**(9,968)**	**($153,975)**
Net transactions in fund shares	**8,463**	**$155,254**	**14,617**	**$218,774**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	51,358	$898,588	36,741	$527,561
Total increase	+ 8,463	242,092	14,617	371,027
End of period	**59,821**	**$1,140,680**	**51,358**	**$898,588**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $9,357 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$9,357	$6,707
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares	$70
Select Shares	+ 59
Total	**$129**

Prior period:

Investor Shares	$76
Select Shares	+ 173
Total	**$249**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $10,037 and $7,185 at the end of the current period and prior period, respectively.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.74	10.47	12.22	17.13	17.93
Income or loss from investment operations:					
Net investment income	0.26	0.23	0.21	0.15	0.20
Net realized and unrealized gains or losses	2.05	2.25	(1.82)	(4.81)	(0.85)
Total income or loss from investment operations	2.31	2.48	(1.61)	(4.66)	(0.65)
Less distributions:					
Dividends from net investment income	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)
Net asset value at end of period	14.82	12.74	10.47	12.22	17.13
Total return (%)	18.40	24.24	(13.34)	(27.58)	(3.69)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.69	0.65	0.58	0.58	0.59[1]
Gross operating expenses	0.73	0.74	0.76	0.75	0.82
Net investment income	1.78	2.01	1.70	1.14	1.60
Portfolio turnover rate	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	550	494	443	519	637

[1] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.75	10.47	12.23	17.14	17.96
Income or loss from investment operations:					
Net investment income	0.28	0.25	0.21	0.16	0.27
Net realized and unrealized gains or losses	2.05	2.26	(1.82)	(4.80)	(0.91)
Total income or loss from investment operations	2.33	2.51	(1.61)	(4.64)	(0.64)
Less distributions:					
Dividends from net investment income	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)
Net asset value at end of period	14.83	12.75	10.47	12.23	17.14
Total return (%)	18.56	24.50	(13.31)	(27.45)	(3.65)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.49	0.47	0.47	0.48[1]
Gross operating expenses	0.58	0.59	0.61	0.60	0.67
Net investment income	1.97	2.19	1.81	1.25	1.71
Portfolio turnover rate	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	687	629	536	616	700

[1] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

■ The security or a portion of this security is on loan.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.3% Foreign Common Stock	995,647	1,228,866
0.4% Foreign Preferred Stock	3,801	5,016
0.2% Short-Term Investment	1,954	1,954
0.0% Rights	—	107
0.0% Warrants	200	—
99.9% Total Investments	1,001,602	1,235,943
8.4% Collateral Invested for Securities on Loan	103,711	103,711
(8.3)% Other Assets and Liabilities, Net		(102,147)
100.0% Total Net Assets		1,237,507

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.3% of net assets		
Australia 4.1%		
BHP Billiton Ltd. 727,139	0.6	7,521
Commonwealth Bank of Australia 245,112	0.5	5,877
■ National Australia Bank Ltd. 296,328	0.5	6,257
Other Securities	2.5	31,088
	4.1	50,743
Belgium 0.9%		
Other Securities	0.9	10,810
Canada 6.2%		
■ Bank of Nova Scotia 198,704	0.5	6,451
Manulife Financial Corp. 156,550	0.6	7,300
■ Royal Bank of Canada 127,717	0.5	6,638
Other Securities	4.6	56,071
	6.2	76,460
Denmark 0.6%		
Other Securities	0.6	7,414
France 10.6%		
BNP Paribas 157,814	0.9	10,710
France Telecom SA 209,724	0.5	5,986
Sanofi-Aventis 173,827	1.0	12,670
■❺ Total SA 110,932	1.9	23,001
Other Securities	6.3	78,375
	10.6	130,742
Germany 7.2%		
BASF AG 103,335	0.5	6,428
DaimlerChrysler AG 168,370	0.6	6,935
Deutsche Bank AG 99,862	0.6	7,570
• Deutsche Telekom AG 487,262	0.8	9,310
E.ON AG 118,150	0.8	9,586
SAP AG 39,024	0.5	6,628
Siemens AG 153,790	0.9	11,415
Other Securities	2.5	31,371
	7.2	89,243
Hong Kong / China 1.3%		
Other Securities	1.3	16,095

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Italy 3.5%		
ENI-Ente Nazionale Idrocarburi SPA 490,576	0.9	11,108
Other Securities	2.6	32,589
	3.5	**43,697**
Japan 17.8%		
Canon, Inc. 162,000	0.6	7,979
Honda Motor Co. Ltd. 152,700	0.6	7,362
Mitsubishi Tokyo Financial Group, Inc. 787	0.5	6,670
NTT DoCoMo, Inc. 3,541	0.5	6,236
Takeda Pharmaceutical Co. Ltd. 160,200	0.6	7,724
❽ Toyota Motor Corp. 538,500	1.7	20,944
Other Securities	13.3	162,981
	17.8	**219,896**
Netherlands 5.6%		
ABN Amro Holdings NV 298,017	0.6	7,108
ING Groep NV 340,404	0.7	8,985
Koninklijke Philips Electronics NV 255,925	0.5	6,039
❼ Royal Dutch Petroleum Co. 398,487	1.7	21,589
Unilever NV 110,002	0.5	6,381
Other Securities	1.6	18,982
	5.6	**69,084**
Singapore 0.1%		
Other Securities	**0.1**	**1,593**
Spain 3.9%		
Banco Bilbao Vizcaya Argentaria SA 587,573	0.7	9,193
■ Banco Santander Central Hispano SA 834,597	0.8	9,290
Telefonica SA 900,159	1.2	14,817
Other Securities	1.2	15,297
	3.9	**48,597**
Sweden 1.9%		
• Telefonaktiebolaget LM Ericsson, Class B 2,846,579	0.7	8,244

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Other Securities	1.2	15,679
	1.9	**23,923**
Switzerland 7.8%		
• Credit Suisse Group 218,120	0.6	7,434
❾ Nestle SA, Registered 77,668	1.5	18,311
❻ Novartis AG, Registered 460,530	1.8	21,887
Roche Holdings– Genus 135,932	1.1	13,848
UBS AG, Registered 216,176	1.3	15,528
Other Securities	1.5	19,536
	7.8	**96,544**
United Kingdom 27.8%		
AstraZeneca PLC 328,216	1.1	13,423
Barclays PLC 1,265,372	1.0	12,335
❶ BP PLC 4,216,549	3.3	40,755
Diageo PLC 596,684	0.6	7,965
❹ GlaxoSmithKline PLC 1,142,422	1.9	24,010
HBOS PLC 747,598	0.8	9,993
❷ HSBC Holdings PLC 2,103,680	2.7	33,901
Lloyds TSB Group PLC 1,065,026	0.7	8,411
❿ Royal Bank of Scotland Group PLC 547,776	1.3	16,109
• Shell Transport & Trading Co. PLC 1,852,117	1.2	14,550
Tesco PLC 1,445,671	0.6	7,602
❸ Vodafone Group PLC 12,980,507	2.7	33,179
Other Securities	9.9	121,792
	27.8	**344,025**

Foreign Preferred Stock 0.4% of net assets		

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Australia 0.3%		
Other Securities	**0.3**	**4,113**
Germany 0.1%		
Other Securities	**0.1**	**903**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
Other Securities	**0.0**	**—***
Rights 0.0% of net assets		
Other Securities	**0.0**	**107**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.2% of net assets		

HSBC Bank, USA Grand Cayman Time Deposit
   1.29%, 11/01/04
   1,954
	0.2	**1,954**

End of investments.

* Amounts stated as "–" are less than $1.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 8.4% of net assets	
Short-Term Investment 8.4%	
Securities Lending Investment Fund 103,710,647	**103,711**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $98,966 of securities on loan)	$1,235,943
Collateral invested for securities on loan	103,711
Foreign currency	30
Receivables:	
Fund shares sold	290
Dividends	1,941
Income from securities on loan	39
Dividend tax reclaim	136
Prepaid expenses	+ 21
Total assets	**1,342,111**

Liabilities

Collateral invested for securities on loan	103,711
Payables:	
Fund shares redeemed	619
Interest expense	1
Withholding taxes	48
Investment adviser and administrator fees	36
Transfer agent and shareholder service fees	15
Trustees' fees	1
Accrued expenses	+ 173
Total liabilities	**104,604**

Net Assets

Total assets	1,342,111
Total liabilities	– 104,604
Net assets	**$1,237,507**

Net Assets by Source

Capital received from investors	1,294,974
Net investment income not yet distributed	21,478
Net realized capital losses	(313,335)
Net unrealized capital gains	234,390

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$550,263		37,126		$14.82
Select Shares	$687,244		46,340		$14.83

Unless stated, all numbers x 1,000.

The fund paid $1,001,602 for these securities. Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$16,070
Sales/maturities	$82,592

The fund paid $27 for these currencies.

Federal Tax Data

Portfolio cost	$1,006,740
Net unrealized gains and losses:	
Gains	$316,555
Losses	+ (87,352)
	$229,203

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$21,655
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2005	$1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$308,376

Reclassifications:

Net investment income not yet distributed	$6
Net realized capital losses	$1,737
Reclassified as:	
Capital received from investors	($1,743)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$29,068
Interest		22
Securities on loan	+	976
Total investment income		**30,066**

Net Realized Gains and Losses

Net realized losses on investments		(7,823)
Net realized gains on foreign currency transactions	+	6
Net realized losses		**(7,817)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		187,878
Net unrealized gains on foreign currency transactions	+	14
Net unrealized gains		**187,892**

Expenses

Investment adviser and administrator fees		4,870
Transfer agent and shareholder service fees:		
Investor Shares		1,346
Select Shares		677
Trustees' fees		13
Custodian fees		514
Portfolio accounting fees		179
Professional fees		46
Registration fees		48
Shareholder reports		120
Interest expense		3
Other expenses	+	29
Total expenses		7,845
Expense reduction	–	741
Net expenses		**7,104**

Increase in Net Assets from Operations

Total investment income		30,066
Net expenses	–	7,104
Net investment income		**22,962**
Net realized losses		(7,817)
Net unrealized gains	+	187,892
Increase in net assets from operations		**$203,037**

Unless stated, all numbers x 1,000.

Net of $3,668 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $470 from the investment adviser (CSIM) and $271 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $180,075.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net Investment income	$22,962	$21,074
Net realized losses	(7,817)	(37,839)
Net unrealized gains	+ 187,892	241,954
Increase in net assets from operations	**203,037**	**225,189**

Distributions Paid

Dividends from net investment income

Investor Shares	9,069	9,001
Select Shares	+ 12,465	11,662
Total dividends from net investment income	**$21,534**	**$20,663**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,725	$80,057	5,440	$59,471
Select Shares	+ 5,772	80,804	8,086	86,648
Total shares sold	**11,497**	**$160,861**	**13,526**	**$146,119**
Shares Reinvested				
Investor Shares	629	$8,293	815	$8,329
Select Shares	+ 882	11,628	1,072	10,936
Total shares reinvested	**1,511**	**$19,921**	**1,887**	**$19,265**
Shares Redeemed				
Investor Shares	(7,955)	($111,302)	(9,803)	($105,853)
Select Shares	+ (9,688)	(136,414)	(10,942)	(119,750)
Total shares redeemed	**(17,643)**	**($247,716)**	**(20,745)**	**($225,603)**
Net transactions in fund shares	**(4,635)**	**($66,934)**	**(5,332)**	**($60,219)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	88,101	$1,122,938	93,433	$978,631
Total increase or decrease	+ (4,635)	114,569	(5,332)	144,307
End of period	**83,466**	**$1,237,507**	**88,101**	**$1,122,938**

Unless stated, all numbers x 1,000.

The fund designates $20,935 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid were:

	Current period	Prior period
Ordinary income	$21,534	$20,663
Long-term capital gains	$—	$—

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:
Investor Shares	$50
Select Shares	+ 22
Total	**$72**

Prior period:
Investor Shares	$62
Select Shares	+ 46
Total	**$108**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $21,478 and $20,044 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	10.9%
Growth Portfolio	10.0%
Balanced Portfolio	6.7%
Conservative Portfolio	2.4%

Schwab Annuity Portfolios
Growth Portfolio II	0.5%

See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990
Schwab 1000 Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free
  Bond Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	—	4,982	1.46
Schwab 1000	—	1,749	1.93
Schwab Small-Cap Index Fund	—	2,007	1.78
Schwab Total Stock Market Index Fund	—	5,425	1.40
Schwab International Index Fund	—	1,147	2.00

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the summary of portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab 1000 Fund (one of the portfolios constituting Schwab Investments), Schwab S&P 500 Fund, Schwab Small-Cap Index Fund, Schwab Total Stock Market Index Fund and Schwab International Index Fund (four of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Annual Report

October 31, 2004



Laudus MarketMasters Funds™
(effective November 1, 2004 the Funds changed their name from the
Schwab MarketMasters Funds® to the *Laudus MarketMasters Funds*™)

Laudus U.S. MarketMasters Fund™

Laudus Balanced MarketMasters Fund™

Laudus Small-Cap MarketMasters Fund™

Laudus International MarketMasters Fund™

Four distinct Funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Introducing Select Shares for the Laudus MarketMasters Funds™

On April 1, 2004 SchwabFunds announced the availability of a new lower operating expense share class of the Laudus International MarketMasters Fund. The availability of this new share class came as good news to investors seeking exposure to international equities as well as those who already own the Fund who were now eligible to lower their net operating expenses.

We are pleased to announce that effective June 1, 2004, Select Shares became available for the U.S., Balanced and Small-Cap MarketMasters Funds. (See the table at right for specifics.)

The new Select Shares, have lower net operating expense and higher investment minimums compared with Investor Shares. (See the prospectus for additional information).

Select Shares are also available to current shareholders who have positions of $25,000 or greater in Investor Shares of one of the Laudus MarketMasters Funds. We encourage shareholders of Investor Shares to review their portfolio along with the Fund's prospectus to see if they are eligible to exchange into Select Shares. If an investor is eligible, they should contact Schwab to do an inter-class exchange.

Select Shares	OER	Investment Minimum
U.S. MarketMasters Fund	1.07%	$25,000
Balanced MarketMasters Fund	0.95%	$25,000
Small-Cap MarketMasters Fund	1.37%	$25,000
International MarketMasters Fund	1.47%	$25,000

To learn more, please see the Funds' prospectus at **www.laudusfunds.com.** Or, call **1.800.435.4000** to order a prospectus or to speak with a representative.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM) Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. (CSIM). She joined the firm in 1992 and has held a variety of executive positions at Schwab.



Jana Thompson is President of Laudus Funds. Prior to joining Charles Schwab & Co., Inc. in 2000, she enjoyed a 16-year career in asset management and client services.

Dear Shareholder:

We are pleased to announce that, effective November 1, 2004 the Schwab MarketMasters Funds® were renamed the Laudus MarketMasters Funds™. SchwabFunds and Laudus Funds are two of Schwab's unique fund families that benefit from the management oversight of CSIM. While SchwabFunds® focuses on the needs of individual investors, Laudus Funds focuses on the institutional-investing markets.

This change will have little, if any, effect on current shareholders, as neither the portfolio management team, nor the objectives of each of the four Funds has changed. Jeff Mortimer and Kim Formon will continue to manage the Funds in conjunction with some of the most talented money managers in the industry. The only change you should expect to see is in the name Laudus MarketMastersFunds.

We made this change because we believe it will help our shareholders. The MarketMasters Funds have experienced impressive asset growth over the past few years. Making the Funds available with the Laudus name presents an opportunity to open up the Funds to a greater pool of investors, including institutional investment managers. As the MarketMasters Funds grow, the costs of operating the Funds are reduced. While this won't result in an immediate reduction in the net operating expenses, the fees you pay are likely to be reduced over time, as the Funds reach certain asset milestones.

We are very excited about this change, and we hope you share our enthusiasm. Once again, we thank you for investing with us, as we continue to build both SchwabFunds and Laudus Funds' mutual fund families.

Sincerely,



Jeffrey Mortimer, CFA, senior
vice president and chief investment
officer, equities, of the investment
adviser, has overall responsibility
for the management of the Funds.
Prior to joining the firm in 1997, he
worked for nine years in asset
allocation and manager selection.

Kimberly Formon, CFA, a director
and portfolio manager of the
investment adviser, co-manages
the Schwab MarketMasters Funds.
Prior to joining the firm in 1999,
she worked for 10 years in equity
and fixed-income analysis.

The Investment Environment and the Funds

**The encouraging economic news that was reported toward the end of
2003 continued to improve into 2004.** Businesses added to their inventories, factory orders rose and production gained some strength. Retail
sales continued to rise and higher commodity prices were holding.
Mortgage refinancing activity, while still significant, waned as mortgage
rates inched slightly upward. And finally, the last piece of the economic
puzzle—job growth—began to pick up some steam. In fact, aside from
a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a
year ago feared deflation, started to worry about inflation. Their
inflationary concerns were based on surging oil prices, which had hit an
all-time high amid fears of supply interruptions. And while commodity
prices moderated somewhat later in the report period, previous increases
started to show up in broad measures of inflation. Labor costs also
were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices
had effectively eroded many consumers' purchasing power. Geopolitical

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset
classes during the report period. Final performance
figures for the period are in the key below.

- ■ 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-
  cap stocks in Europe, Australasia and the Far East
- ☐ 5.53% **Lehman Brothers U.S. Aggregate Bond Index:**
  measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower
performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results.
Data source: Charles Schwab & Co., Inc.

The strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.

events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities. More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

All four Funds posted positive returns over the 12-month report period, although three of the Funds trailed their respective benchmarks. Longer-term results are stronger, with three of the Funds outperforming their benchmarks. During the period, we were in close contact with the Funds' sub-advisors and made adjustments to their allocations based on a combination of market conditions and daily cash flows. We maintained our small-cap bias and since this asset class was the strongest performer through the end of the report period, this strategy helped the Funds. More recently, we shifted assets from a value tilt toward a growth bias.

The Laudus U.S. MarketMasters Fund returned 3.62% versus 9.42% for the S&P 500® Index. With value the style in favor for much of the reporting period, Eagle Asset Management, Inc.'s growth bias hurt performance. Eagle's stock selection was also a contributing factor. More specifically, the Fund's exposure to technology and semiconductor stocks contributed to its underperformance. Sub-advisor, Harris Associates L.P., which focuses on large-cap value stocks, helped performance, as did sub-advisor

Performance at a Glance

Total return for the 12 months ended 10/31/04, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/marketmasters.

Laudus U.S. MarketMasters Fund™

Investor Shares	**3.62%**
Select Shares®[1]	**-0.96%**
Benchmark	**9.42%**
Fund Category[2]	**7.89%**

Performance Details . . . . . *pages 6-7*

Laudus Balanced MarketMasters Fund™

Investor Shares	**8.59%**
Select Shares[3]	**2.77%**
Benchmark	**7.91%**
Fund Category[2]	**7.40%**

Performance Details . . . . *pages 9-10*

Laudus Small-Cap MarketMasters Fund™

Investor Shares	**9.93%**
Select Shares[4]	**0.66%**
Benchmark	**11.73%**
Fund Category[2]	**13.51%**

Performance Details . . . *pages 12-13*

Laudus International MarketMasters Fund™

Investor Shares	**14.06%**
Select Shares[5]	**-0.22%**
Benchmark	**18.84%**
Fund Category[2]	**12.54%**

Performance Details . . . *pages 15-16*

TCW Investment Management Company, which focuses on small- to mid-cap value stocks. These two sub-advisors' performance helped to offset Eagle's growth orientation. Thornburg Investment Management, Inc. slightly underperformed the S&P 500® Index during the period.

The Laudus Balanced MarketMasters Fund outperformed the Balanced Blended Index (60% S&P 500® Index /40% Lehman Brothers U.S. Aggregate Bond Index) by 0.68%. The Fund was overweight in stocks for most of the reporting period, as we believed stocks would have the potential for higher returns. This overweight helped performance, as did sub-advisors Janus Capital Management LLC/Perkins, Wolf, McDonnell and Company, LLC and Aronson+Johnson+Ortiz, LP. Perkins performed particularly well, helped not only by strong stock selection but also by being overweight in top performing sectors such as Energy and Health Care. On the fixed-income side, sub-advisor Pacific Investment Management Company LLC also performed well, beating its benchmark (Lehman Brothers U.S. Aggregate Bond Index) by 1.54%. Eagle Asset Management, our growth manager, lagged for the period as growth stocks underperformed value stocks. Eagle's stock selection and sector allocation also hurt performance.

The Laudus Small-Cap MarketMasters Fund underperformed its benchmark, the Russell 2000® Index, by 1.80%. This was largely due to sub-advisor TAMRO Capital Partners LLC, which only recently became a sub-advisor of the Fund and struggled with stock selection and sector allocations. (During the report period, on April 1, 2004, TAMRO replaced sub-advisor Royce & Associates, LLC.) Veredus Asset Management LLC, whose focus is on growth stocks, trailed the broader Russell 2000® Index, which modestly hampered returns. TCW Investment Management

All Fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the Funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

[1] Select Shares total return is for 6/4/04 – 10/31/04. (Not annualized.)
[2] Source for category information: Morningstar, Inc.
[3] Select Shares total return is for 6/3/04 – 10/31/04. (Not annualized.)
[4] Select Shares total return is for 6/9/04 – 10/31/04. (Not annualized.)
[5] Select Shares total return is for 4/2/04 – 10/31/04. (Not annualized.)

With many economic indicators continuing to be positive and the economy seemingly on track, larger-cap stocks became the more dominant asset class.

Company also trailed the Russell 2000 benchmark slightly, as its focus on mid/small names slightly hurt performance in a market that was led by small-cap stocks. Offsetting that performance was sub-advisor Tocqueville Asset Management LP, which outperformed the Russell 2000® Index with strong stock selection and an overweight in the Energy sector.

The Laudus International MarketMasters Fund trailed its benchmark, the MSCI-EAFE® Index, by 4.78%. The growth focus of sub-advisors' William Blair & Company, LLC and Artisan Partners Limited Partnership hurt performance, as the market favored value during the report period. American Century Investment Management, Inc. also trailed the broader MSCI-EAFE® because of its relative high weighting in Japanese stocks, which underperformed their European counterparts over the reporting period. Harris Associates benefited from its value emphasis and its overweighting of European stocks, which were among the strongest performers of all international regions during the period. All the managers' exposure to emerging markets was nearly neutral to returns, as performance was only modestly different than the developed markets over the period.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Laudus U.S. MarketMasters Fund™

Investor Shares Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

- Fund: **Investor Shares**
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	3.62%	-0.29%	5.52%
S&P 500 Index	9.42%	-2.21%	7.12%
Morningstar Large-Cap Blend	7.89%	-1.72%	2.31%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

- $15,337 **Investor Shares**
- $17,295 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund was originally an asset allocation Fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus U.S. MarketMasters Fund

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 6/4/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $24,760 **Select Shares**
■ $25,474 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



	Value	Blend	Growth	
Large		■		
Medium				
Small				

Market Cap

Statistics

Number of Holdings	163
Weighted Average Market Cap ($ x 1,000,000)	$52,045
Price/Earnings Ratio (P/E)	24.4
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate	72%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Eagle Asset Management, Inc.	Large-Cap Growth	24.4%
Harris Associates L.P.	Mid/Large-Cap Value	22.5%
TCW Investment Management Company	Small/Mid-Cap Blend	23.6%
Thornburg Investment Management, Inc.	Large-Cap Blend	29.8%

Top Holdings[3]

Security	% of Net Assets
❶ Time Warner, Inc.	2.3%
❷ Guidant Corp.	2.1%
❸ General Electric Co.	2.0%
❹ Microsoft Corp.	1.7%
❺ Pfizer, Inc.	1.7%
❻ Citigroup, Inc.	1.4%
❼ Carnival Corp.	1.4%
❽ JPMorgan Chase & Co.	1.4%
❾ Yum! Brands, Inc.	1.3%
❿ Costco Cos., Inc.	1.3%
Total	**16.6%**

Sector Weightings % of Portfolio

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



30.5%	**Consumer Non-Durables**
23.6%	**Technology**
16.6%	**Finance**
11.9%	**Materials & Services**
4.1%	**Energy**
3.6%	**Capital Goods**
2.6%	**Utilities**
2.3%	**Transportation**
1.2%	**Consumer Durables**
3.6%	**Cash & Cash Equivalents**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Laudus Balanced MarketMasters Fund™

Investor Shares Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/18/96
Fund	8.59%	3.51%	7.23%
Benchmark	7.91%	1.99%	7.46%
Fund Category	7.40%	2.24%	2.61%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark and two additional indices.

■ $17,430 **Investor Shares**
■ $17,729 **Balanced Blended Index**
■ $17,295 **S&P 500® Index**
□ $17,079 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Balanced Blended Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



Since Inception: 6/3/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $25,693 **Select Shares**
- ■ $25,677 **Balanced Blended Index**
- ■ $25,286 **S&P 500® Index**
- □ $26,257 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Laudus Balanced MarketMasters Fund

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ **U.S. Treasury Inflation-Protected Security** 3.63%, 01/15/2008	2.8%
❷ **Fannie Mae** 5.50% , 11/15/2034	1.9%
❸ **Bundes Republic of Deutschland** Series 99, 3.75%, 01/04/2009	1.9%
❹ **Citigroup, Inc.**	1.7%
❺ **U.S. Treasury Note** 1.63%, 04/30/2005	1.5%
❻ **Fannie Mae** 5.00%, 11/15/2034	1.5%
❼ **Fannie Mae** 4.50%, 11/15/2034	1.5%
❽ **U.S. Treasury Note** 4.88%, 02/15/2012	1.5%
❾ **U.S. Treasury Note** 2.00%, 11/30/2004	1.1%
❿ **Bank of America Corp.**	1.0%
Total	**16.4%**

Statistics

Number of Long Holdings	407
Number of Short Positions	6
Weighted Average Market Cap ($ x 1,000,000)	$43,622
Price/Earnings Ratio (P/E)	17.3
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate	242%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Aronson + Johnson + Ortiz, LP	Large-Cap Value	31.8%
Eagle Asset Management, Inc.	Large-Cap Growth	14.9%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC	Mid-Cap Value	17.1%
Pacific Investment Management Company LLC	Total Return Fixed-Income	31.1%

Sector Weightings % of Equity Securities

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 25.6% **Finance**
- 21.5% **Consumer Non-Durables**
- 14.1% **Technology**
- 12.4% **Materials & Services**
- 9.9% **Energy**
- 7.3% **Utilities**
- 4.2% **Capital Goods**
- 3.3% **Consumer Durables**
- 1.7% **Transportation**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Laudus Small-Cap MarketMasters Fund™

Investor Shares Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

- Fund: **Investor Shares**
- Benchmark: **Russell 2000® Index**
- Fund Category: **Morningstar Small-Cap Blend**


20%
10%
0%
-10%
9.93%
11.73%
13.51%
5.25%
7.73%
12.25%
5.60%
5.35%
4.03%
1 Year
5 Years
Since Inception: 9/16/97

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

- $14,748 **Investor Shares**
- $14,502 **Russell 2000® Index**


$25,000
$20,000
$15,000
$10,000
$5,000
$0
9/16/97
10/98
10/00
10/02
10/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus Small-Cap MarketMasters Fund

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



Since Inception: 6/9/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $25,165 **Select Shares**
■ $25,374 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	209
Weighted Average Market Cap ($ x 1,000,000)	$1,742
Price/Earnings Ratio (P/E)	38.7
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate	140%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TAMRO Capital Partners LLC[3]	Small-Cap Value	25.1%
TCW Investment Management Company	Small/Mid-Cap Blend	15.3%
Tocqueville Asset Management LP	Small-Cap Blend	21.2%
Veredus Asset Management LLC	Small-Cap Growth	38.1%

Top Holdings[4]

Security	% of Net Assets
❶ Cytyc Corp.	1.7%
❷ Toll Brothers, Inc.	1.4%
❸ Genesco, Inc.	1.4%
❹ The Chicago Mercantile Exchange	1.4%
❺ Pharmaceutical Product Development, Inc.	1.3%
❻ Cleveland Cliffs, Inc.	1.2%
❼ Tidewater, Inc.	1.1%
❽ Portfolio Recovery Associates, Inc.	1.1%
❾ Hooper Holmes, Inc.	1.1%
❿ Akamai Technologies, Inc.	1.1%
Total	**12.8%**

Sector Weightings % of Portfolio

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 29.3% Materials & Services
- 23.0% Technology
- 20.2% Consumer Non-Durables
- 8.4% Finance
- 8.1% Energy
- 5.7% Capital Goods
- 2.1% Consumer Durables
- 1.1% Transportation
- 2.1% Cash & Cash Equivalents

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] TAMRO Capital Partners replaced Royce & Associates as of 4/1/04.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab International MarketMasters Fund™

Investor Shares Performance as of 10/31/04

Average Annual Total Returns[1,2]

This chart compares performance of the Fund's Investor Shares with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **MSCI-EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Growth**



	1 Year	5 Years	Since Inception: 10/16/96
Investor Shares	14.06%	4.38%	9.07%
MSCI-EAFE Index	18.84%	-0.91%	3.56%
Fund Category	12.54%	-2.84%	0.89%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund's Investor Shares, compared with a similar investment in a benchmark.

■ $20,118 **Investor Shares**
■ $13,258 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **MSCI-EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Growth**



Since Inception: 4/2/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $24,945 **Select Shares**
■ $25,504 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus International MarketMasters Fund

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ Nestle SA	1.4%
❷ GlaxoSmithKline PLC	1.3%
❸ Bayerische Motoren-Werke AG	1.2%
❹ Diageo PLC	1.2%
❺ Credit Suisse Group	1.2%
❻ Ericsson Telefonab LM SP	1.2%
❼ Bank of Ireland	1.1%
❽ Grupo Televisa SA de CV	1.1%
❾ Euronext N.V.	1.1%
❿ Tesco PLC	1.0%
Total	**11.8%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
American Century Investment Management, Inc.	International Small Company	20.6%
Artisan Partners Limited Partnership	International Growth	20.2%
Harris Associates L.P.	International Value	34.9%
William Blair & Company, LLC	International Growth	22.8%

Statistics

Number of Holdings	405
Weighted Average Market Cap ($ x 1,000,000)	$22,116
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	69%

Minimum Initial Investment[2]

Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000

Sector and Country Weightings % of Portfolio

These charts show the Fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 30.0% Materials & Services
- 21.8% Finance
- 16.3% Consumer Non-Durables
- 6.4% Transportation
- 5.6% Technology
- 5.5% Capital Goods
- 3.8% Consumer Durables
- 3.4% Energy
- 3.4% Utilities
- 3.8% Cash & Cash Equivalents

Country



- 18.0% United Kingdom
- 15.9% Japan
- 8.7% Switzerland
- 8.0% France
- 7.8% Germany
- 3.8% Netherlands
- 3.3% Italy
- 3.2% Canada
- 2.6% Australia
- 24.9% Other Countries
- 3.8% Cash & Cash Equivalents

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a Fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period 5/1/04–10/31/04
Laudus U.S. MarketMasters Fund™				
Investor Shares				
Actual Return	1.25%	$1,000	$991.30	$6.26[2]
Hypothetical 5% Return	1.25%	$1,000	$1,018.85	$6.34[2]
Select Shares®				
Actual Return	1.07%	$1,000	$990.40	$4.36[3]
Hypothetical 5% Return	1.07%	$1,000	$1,019.76	$4.43[3]
Laudus Balanced MarketMasters Fund™				
Investor Shares				
Actual Return	1.10%	$1,000	$1,036.70	$5.63[2]
Hypothetical 5% Return	1.10%	$1,000	$1,019.61	$5.58[2]
Select Shares				
Actual Return	0.95%	$1,000	$1,027.70	$3.97[4]
Hypothetical 5% Return	0.95%	$1,000	$1,020.36	$3.96[4]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

[3] Expenses for the share class are equal to the share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 150 days of the period (from 6/4/04, commencement of operations through 10/31/04), and divided by 366 days of the fiscal year.

[4] Expenses for the share class are equal to the share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 151 days of the period (from 6/3/04, commencement of operations through 10/31/04), and divided by 366 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period 5/1/04–10/31/04
Laudus Small-Cap MarketMasters Fund™				
Investor Shares				
Actual Return	1.55%	$1,000	$1,042.80	$7.96[2]
Hypothetical 5% Return	1.55%	$1,000	$1,017.34	$7.86[2]
Select Shares				
Actual Return	1.37%	$1,000	$1,006.60	$5.45[3]
Hypothetical 5% Return	1.37%	$1,000	$1,018.25	$5.48[3]
Laudus International MarketMasters Fund™				
Investor Shares				
Actual Return	1.65%	$1,000	$1,031.90	$8.43[2]
Hypothetical 5% Return	1.65%	$1,000	$1,016.84	$8.36[2]
Select Shares				
Actual Return	1.47%	$1,000	$1,032.60	$7.51[2]
Hypothetical 5% Return	1.47%	$1,000	$1,017.75	$7.46[2]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

[3] Expenses for the share class are equal to the share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 145 days of the period (from 6/9/04, commencement of operations through 10/31/04), and divided by 366 days of the fiscal year.

Laudus U.S. MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.94	7.48	9.20	13.89	14.06
Income or loss from investment operations:					
Net investment income or loss	(0.03)	(0.01)	0.06	0.38	0.38
Net realized and unrealized gains or losses	0.39	2.47	(1.68)	(3.21)	1.55
Total income or loss from investment operations	0.36	2.46	(1.62)	(2.83)	1.93
Less distributions:					
Dividends from net investment income	–	–	(0.10)	(0.46)	(0.33)
Distributions from net realized gains	–	–	–	(1.40)	(1.77)
Total distributions	–	–	(0.10)	(1.86)	(2.10)
Net asset value at end of period	10.30	9.94	7.48	9.20	13.89
Total return (%)	3.62	32.89	(17.92)	(22.81)	12.98
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.25	1.25	0.83[1,2]	0.50[2]	0.51[2,3]
Gross operating expenses	1.39	1.42	1.16[2]	0.89[2]	0.89[2]
Net investment income or loss	(0.25)	(0.12)	0.50	3.27	2.34
Portfolio turnover rate	72	97	390	145	179
Net assets, end of period ($ x 1,000,000)	180	169	129	176	248

[1] The ratio of net operating expenses would have been 0.74% if certain non-routine expenses (proxy fees) had not been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	6/4/04[1]– 10/31/04
Per-Share Data ($)	
Net asset value at beginning of period	10.42
Income or loss from investment operations:	
Net investment loss	(0.00)[2]
Net realized and unrealized losses	(0.10)
Total loss from investment operations	(0.10)
Net asset value at end of period	10.32
Total return (%)	(0.96)[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	1.07[4]
Gross operating expenses	1.37[4]
Net investment loss	(0.08)[4]
Portfolio turnover rate	72[3]
Net assets, end of period ($ x 1,000,000)	1

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q will be available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
95.5% Common Stock	152,925	172,855
1.0% Foreign Common Stock	1,558	1,850
0.0% Short-Term Investments	100	100
3.6% Other Investments	6,444	6,444
100.1% Total Investments	161,027	181,249
(0.1)% Other Assets and Liabilities, Net		(240)
100.0% Total Net Assets		181,009

Security and Number of Shares	Value ($ x 1,000)
Common Stock 95.5% of net assets	
Air Transportation 1.3%	
Southwest Airlines, Inc. 143,832	**2,268**
Apparel 0.5%	
Jones Apparel Group, Inc. 26,465	**934**

Security and Number of Shares	Value ($ x 1,000)
Banks 5.3%	
Bank of America Corp. 29,900	1,339
Bank of New York Co., Inc. 57,700	1,873
BankNorth Group, Inc. 24,100	850
❽ JP Morgan Chase & Co. 63,700	2,459
Mellon Financial Corp. 23,900	691
North Fork Bancorp, Inc. 24,100	1,063
Wells Fargo & Co. 13,900	830
Zions Bancorp. 7,400	489
	9,594
Business Machines & Software 4.4%	
• Cisco Systems, Inc. 67,850	1,303
• Dell Computer Corp. 46,700	1,637
• EMC Corp. 51,980	669
• Maxtor Corp. 10,100	30
❹ Microsoft Corp. 112,250	3,142
• Siebel Systems, Inc. 57,100	543
• Unisys Corp. 64,600	686
	8,010
Business Services 9.6%	
• Accenture Ltd. 15,650	379
• Affiliated Computer Services, Inc. 17,500	955
Cendant Corp. 70,000	1,441
• CheckFree Corp. 18,850	584
• eBay, Inc. 16,800	1,640
• Eclipsys Corp. 50,700	860
First Data Corp. 56,300	2,324
• FTI Consulting, Inc. 31,900	599
• IAC InterActiveCorp. 29,400	636
• Interpublic Group of Cos., Inc. 71,400	875
• McAfee, Inc. 51,100	1,237
• Nortel Networks Corp. 194,200	658
Reynolds & Reynolds Co., Class A 26,000	640
• Sungard Data Systems, Inc. 25,600	678
• Veritas Software Corp. 50,500	1,105
Waste Management, Inc. 70,000	1,994
• Yahoo! Inc. 23,800	861
	17,466

Security and Number of Shares	Value ($ x 1,000)
Chemical 0.4%	
•Entegris, Inc. 73,800	**683**
Consumer Durables 1.3%	
Hillenbrand Industries, Inc. 19,300	960
Leggett & Platt, Inc. 23,100	650
•Tempur-Pedic International, Inc. 47,650	774
	2,384
Electronics 13.1%	
•Agere Systems, Inc., Class B 737,600	848
•Alliant Techsystems, Inc. 13,900	799
•Altera Corp. 30,800	700
•Andrew Corp. 62,500	874
Anixter International, Inc. 23,000	889
•Applied Materials, Inc. 59,150	952
•Arrow Electronics, Inc. 37,600	901
•Broadcom Corp., Class A 34,600	936
•Celestica, Inc. 52,335	758
•Cox Radio, Inc. 14,800	235
•Cypress Semiconductor Corp. 77,100	812
•Fairchild Semiconductor Corp. 69,900	1,005
Intel Corp. 65,450	1,457
•Jabil Circuit, Inc. 17,500	425
Maxim Integrated Products, Inc. 16,550	728
National Semiconductor Corp. 62,025	1,036
•Nextel Communications, Inc., Class A 45,900	1,216
•Novellus Systems, Inc. 41,600	1,078
PerkinElmer, Inc. 41,450	851
Qualcomm, Inc. 12,650	529
•Teradyne, Inc. 67,700	1,121
Texas Instruments, Inc. 88,950	2,175
•Thermo Electron Corp. 30,100	873
•Ultra Clean Holdings, Inc. 74,500	390
•Uniphase Corp. 156,850	497
•Varian, Inc. 17,200	628
•Vishay Intertechnology, Inc. 80,300	1,038
	23,751
Energy: Raw Materials 1.3%	
•Cooper Cameron Corp. 18,100	875

Security and Number of Shares	Value ($ x 1,000)
Devon Energy Corp. 13,500	999
ENSCO International, Inc. 14,300	437
	2,311
Food & Agriculture 1.7%	
Coca-Cola Co. 25,400	1,033
The Pepsi Bottling Group, Inc. 74,000	2,075
	3,108
Healthcare / Drugs & Medicine 13.1%	
Abbott Laboratories 18,050	770
Allergan, Inc. 7,150	512
•Amgen, Inc. 27,600	1,568
•Anthem, Inc. 11,900	957
Baxter International, Inc. 60,000	1,846
Beckman Coulter, Inc. 12,300	732
Cardinal Health, Inc. 20,500	958
•Caremark Rx, Inc. 25,500	764
•Charles River Laboratories, Inc. 17,900	838
•Edwards Lifesciences Corp. 24,500	837
•Genzyme Corp. 13,100	687
❷Guidant Corp. 58,150	3,874
Health Management Associates, Inc. 79,500	1,642
•Health Net, Inc. 46,350	1,124
Johnson & Johnson, Inc. 15,100	882
❺Pfizer, Inc. 107,950	3,125
•St. Jude Medical, Inc. 1,950	149
United Healthcare Corp. 16,400	1,187
Wyeth 14,100	559
•Zimmer Holdings, Inc. 8,650	671
	23,682
Household Products 0.5%	
Colgate-Palmolive Co. 18,300	**816**
Insurance 3.9%	
Aetna, Inc. 6,000	570
American International Group, Inc. 32,250	1,958
Arthur J. Gallagher & Co. 11,900	334
Assurant, Inc. 40,500	1,093
Lincoln National Corp. 1,600	70

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Marsh & McLennan Cos., Inc. 37,400	1,035
Old Republic International Corp. 28,800	672
St. Paul Cos., Inc. 39,000	1,324
	7,056

Media 8.5%

• Cablevision Systems New York Group, Class A 100,000	2,058
• Comcast Corp., Class A 55,450	1,610
• Directv Group, Inc. 79,111	1,327
• Dreamworks Animation 2,500	98
• EchoStar Communications Corp. 24,700	781
• Entercom Communications Corp. 8,200	272
• Fox Entertainment Group, Inc., Class A 40,200	1,192
Gannett, Inc. 7,550	626
• Liberty Media International, Inc., Class A 11,400	411
Nokia Corp., Class A 45,800	706
Readers Digest Association, Inc. 36,470	514
The Walt Disney Co. 29,800	752
• ❶ Time Warner, Inc. 248,500	4,135
Viacom, Inc., Class B 13,950	509
• Westwood One, Inc. 14,600	337
	15,328

Miscellaneous Finance 6.9%

❻ Citigroup, Inc. 57,050	2,531
• E*TRADE Group, Inc. 46,500	600
Fannie Mae 27,900	1,957
• Jackson Hewitt Tax Service, Inc. 4,550	96
Merrill Lynch & Co., Inc. 12,250	661
• Piper Jaffray Cos., Inc. 11,300	494
Sovereign Bancorp, Inc. 100,000	2,165
T.Rowe Price Group, Inc. 21,100	1,177
The Goldman Sachs Group, Inc. 7,650	753
Washington Mutual, Inc. 50,200	1,943
	12,377

Non-Durables & Entertainment 4.1%

• American Greetings Corp., Class A 37,800	1,000
Darden Restaurants, Inc. 38,800	951
• EMCOR Group, Inc. 16,355	647

Security and Number of Shares	Value ($ x 1,000)
McDonalds Corp. 80,000	2,332
❾ Yum! Brands, Inc. 56,000	2,436
	7,366

Oil: Domestic 1.6%

• Transocean, Inc. 29,650	1,045
Unocal Corp. 46,700	1,950
	2,995

Oil: International 1.2%

Exxon Mobil Corp. 43,100	**2,121**

Paper & Forest Products 0.3%

• Smurfit-Stone Container Corp. 27,700	**481**

Producer Goods & Manufacturing 3.9%

Dover Corp. 13,600	534
Emerson Electric Co. 11,400	730
❸ General Electric Co. 105,750	3,608
Grainger, Inc. 18,400	1,078
Pall Corp. 22,600	585
York International Corp. 18,600	592
	7,127

Railroads 0.7%

Union Pacific Corp. 20,600	**1,297**

Retail 7.2%

• Autozone, Inc. 5,100	417
❿ Costco Cos., Inc. 50,000	2,397
Home Depot, Inc. 14,650	602
• Linens 'n Things, Inc. 38,391	925
Lowe's Cos., Inc. 25,400	1,430
Talbots, Inc. 32,700	863
Target Corp. 18,800	940
The Gap, Inc. 90,000	1,798
The TJX Max Cos., Inc. 24,700	592
Tiffany & Co. 72,200	2,118
Wal-Mart Stores, Inc. 18,850	1,016
	13,098

Security and Number of Shares	Value ($ x 1,000)
Telephone 2.9%	
Alltel Corp. 24,300	1,335
• Crown Castle International Corp. 25,900	396
• Ditech Communications Corp. 21,800	500
• Liberty Media Corp., Class A 190,000	1,695
• NII Holdings, Inc. 30,600	1,355
	5,281
Travel & Recreation 1.8%	
❼ Carnival Corp. 50,000	2,528
Harrah's Entertainment, Inc. 13,550	793
	3,321

Foreign Common Stock 1.0% of net assets	
South Korea 0.4%	
Samsung Electronics Co. Ltd. Preferred 1,800	**707**
United Kingdom 0.6%	
• Lloyds TSB Group PLC 144,800	**1,143**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.0% of net assets		
U.S. Government Securities 0.0%		
U.S. Treasury Bills 1.63%, 12/15/04	100	**100**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 3.6% of net assets	
Other Investment Companies 3.6%	
Provident Institutional Funds– TempCash 2,023,212	2,023
Provident Institutional Funds– TempFund 4,420,945	4,421
	6,444

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$181,249
Receivables:	
Fund shares sold	39
Dividends	160
Investments sold	1,198
Prepaid expenses	+ 37
Total assets	**182,683**

Liabilities

Bank overdraft	632
Payables:	
Fund shares redeemed	154
Investments bought	824
Investment adviser and administrator fees	13
Transfer agency and shareholder service fees	4
Accrued expenses	+ 47
Total liabilities	**1,674**

Net Assets

Total assets	182,683
Total liabilities	– 1,674
Net assets	**$181,009**

Net Assets by Source

Capital received from investors	214,420
Net realized capital losses	(53,633)
Net unrealized capital gains	20,222

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$179,799		17,461		$10.30
Select Shares	$1,210		117		$10.32

Unless stated, all numbers x 1,000.

The fund paid $161,027 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$136,745
Sales/maturities	$125,930

These derive from investments, foreign currency transactions and futures.

Federal Tax Data

Portfolio cost	$163,640
Net unrealized gains and losses:	
Gains	$23,579
Losses	+ (5,970)
	$17,609
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Capital losses utilized	**$11,740**
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$16,032
2010	34,385
2011	+ 604
	$51,021
Reclassifications:	
Net investment income not yet distributed	$469
Reclassified as:	
Net realized capital gains	$20
Capital received from investors	($489)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$1,874
Interest +	6
Total investment income	**1,880**

Net of $13 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	9,937
Net realized gains of futures contracts	608
Net realized losses on foreign currency transactions +	(13)
Net realized gains	**10,532**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(4,861)
Net unrealized losses on futures contracts +	(169)
Net unrealized losses	**(5,030)**

Expenses

Investment adviser and administrator fees	1,880
Transfer agent and shareholder service fees:	
Investor shares	469
Select shares	1
Trustees' fees	6
Custodian and portfolio accounting fees	131
Professional fees	44
Registration fees	22
Shareholder reports	57
Other expenses +	6
Total expenses	2,616
Expense reduction −	267
Net expenses	**2,349**

Increase in Net Assets From Operations

Total investment income	1,880
Net expenses −	2,349
Net investment loss	**(469)**
Net realized gains	10,532
Net unrealized losses +	(5,030)
Increase in net assets from operations	**$5,033**

Calculated as 1.00% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005 for Investor shares and February 28, 2006 for Select shares, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.25
Select Shares	1.07

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $5,502.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment loss	(469)	($170)
Net realized gains	10,532	30
Net unrealized gains or losses +	(5,030)	40,130
Increase in net assets from operations	**$5,033**	**$39,990**

Transactions in Fund Shares

The fund started offering Select shares on June 4, 2004.

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	4,950	$52,179	3,184	$28,358
Select Shares +	118	1,210	–	–
Total shares sold	**5,068**	**$53,389**	**3,184**	**$28,358**
Shares Redeemed				
Investor Shares	(4,454)	($46,021)	(3,420)	($28,461)
Select Shares +	(1)	(11)	–	–
Total shares redeemed	**(4,455)**	**($46,032)**	**(3,420)**	**($26,461)**
Net transactions in fund shares	**613**	**$7,357**	**(236)**	**($103)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	16,965	$168,619	17,201	$128,732
Total increase or decrease +	613	12,390	(236)	39,887
End of period	**17,578**	**$181,009**	**16,965**	**$168,619**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current and prior period.

Laudus Balanced MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	**11/1/03–10/31/04**	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.07	9.35	10.12	13.44	13.44
Income or loss from investment operations:					
Net investment income	0.08	0.12	0.20	0.43	0.45
Net realized and unrealized gains or losses	0.86	1.75	(0.73)	(2.12)	1.18
Total income or loss from investment operations	0.94	1.87	(0.53)	(1.69)	1.63
Less distributions:					
Dividends from net investment income	(0.13)	(0.15)	(0.24)	(0.52)	(0.35)
Distributions from net realized gains	–	–	–	(1.11)	(1.28)
Total distributions	(0.13)	(0.15)	(0.24)	(1.63)	(1.63)
Net asset value at end of period	11.88	11.07	9.35	10.12	13.44
Total return (%)	8.59	20.25	(5.55)	(13.95)	12.00
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.10	1.10	0.76 [1,2]	0.50 [2]	0.51 [2,3]
Gross operating expenses	1.32	1.33	1.10 [2]	0.89 [2]	0.90 [2]
Net investment income	0.68	1.13	1.89	3.67	3.18
Portfolio turnover rate	242	256	380	95	114
Net assets, end of period ($ x 1,000,000)	130	109	97	118	153

[1] The ratio of net operating expenses would have been 0.72% if certain non-routine expenses (proxy fees) had not been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Select Shares	6/3/04[1]– 10/31/04
Per-Share Data ($)	
Net asset value at beginning of period	11.57
Income or loss from investment operations:	
Net investment income	0.02
Net realized and unrealized gains	0.30
Total income from investment operations	0.32
Net asset value at end of period	11.89
Total return (%)	2.77 [2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.95 [3]
Gross operating expenses	1.29 [3]
Net investment income	0.73 [3]
Portfolio turnover rate	242 [2]
Net assets, end of period ($ x 1,000,000)	2

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q will be available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for futures contracts, short sales, swap agreements and delayed-delivery security

◆ American Depository Receipt

✚ Credit-enhanced security

◗ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity.

Security and Number of Shares	Value ($ x 1,000)
Common Stock 62.1% of net assets	
Aerospace / Defense 0.4%	
▲ Northrop Grumman Corp. 9,700	**503**
Alcoholic Beverages 0.1%	
▲ Coors (Adolph) Co., Class B 1,600	**107**
Apparel 0.7%	
•▲ Aeropostale, Inc. 9,800	309
▲ Jones Apparel Group, Inc. 2,300	81
▲ Liz Claiborne, Inc. 5,800	237
•▲ Timberland Co., Class A 5,000	307
	934

For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change or demand date.

Holdings by Category	Cost/Proceeds ($x1,000)	Value ($x1,000)
62.1% **Common Stock**	72,379	81,999
9.1% **U.S. Government Securities**	11,915	12,020
4.1% **Foreign Government Securities**	5,291	5,443
3.2% **Corporate Bonds**	3,947	4,189
1.3% **Municipal Bonds**	1,708	1,712
5.7% **Agency Mortgage-Backed Securities**	7,491	7,562
1.3% **Non-Agency Mortgage-Backed Securities**	1,726	1,719
13.2% **Short-Term Investments**	17,496	17,494
6.8% **Other Investments**	8,995	8,995
0.0% **Options**	1	1
106.8% **Total Investments**	130,949	141,134
(6.5)% **Short Sales**	(8,460)	(8,544)
(0.1)% **Options Written**	(219)	(211)
(0.2)% **Other Assets and Liabilities**		(248)
100.0% **Total Net Assets**		132,131

Security and Number of Shares	Value ($ x 1,000)
Automobile Products / Motor Vehicles 1.7%	
▲ Autoliv, Inc. 9,000	385
▲ Cooper Tire & Rubber Co. 5,900	115
▲ Cummins Engine, Inc. 2,300	161
▲ Eaton Corp. 2,600	166
▲ Ford Motor Co. 24,600	321
▲ Genuine Parts Co. 6,000	239
▲◆ Magna International, Inc. 3,200	233
▲ Polars Industries Partners LP 6,200	368
•▲ United Defense Industries, Inc. 4,800	193
	2,181

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Banks 5.1%	
▲❿ Bank of America Corp. 30,200	1,353
▲ Brookline Bancorp, Inc. 9,900	153
▲ Comerica, Inc. 7,400	455
▲ Compass Bancshares, Inc. 4,400	210
▲◆ Doral Financial Corp. 8,300	348
▲ Hibernia Corp., Class A 5,100	148
▲ JP Morgan Chase & Co. 12,450	481
▲ Keycorp 15,400	517
▲ National City Corp. 14,600	569
▲ Peoples Bank 5,100	191
▲ PNC Financial Services Group 11,500	601
▲ State Street Corp. 4,700	212
▲ Suntrust Banks, Inc. 2,278	160
▲ U.S. Bancorp 14,600	418
▲ UnionBanCal Corp. 6,400	389
▲ Wachovia Corp. 11,800	581
	6,786
Business Machines & Software 2.7%	
•▲ 3Com Corp. 22,700	94
•▲ Advanced Digital Information Corp. 5,500	49
•▲ Cisco Systems, Inc. 36,500	701
•▲ Dell Computer Corp. 20,250	710
•▲ EMC Corp. 22,850	294
•▲ Foundry Networks, Inc. 12,900	157
•▲ Integrated Device Technology, Inc. 15,200	180
▲ International Business Machines Corp. 4,500	404
▲ Microsoft Corp. 21,450	600
•▲ Siebel Systems, Inc. 24,900	237
•▲ Xerox Corp. 7,200	106
	3,532
Business Services 3.6%	
•▲ Accenture Ltd. 6,650	161
▲ Cendant Corp. 10,300	212
•▲ Check Point Software Technologies Ltd. 8,300	188
•▲ CheckFree Corp. 8,150	253
▲ Deluxe Corp. 7,400	282
•▲ Earthlink, Inc. 9,200	95

Security and Number of Shares	Value ($ x 1,000)
•▲ eBay, Inc. 7,450	727
▲ First Data Corp. 4,550	188
▲ H&R Block, Inc. 3,700	176
•▲ IAC InterActiveCorp. 20,600	445
•▲ IDT Corp. 8,700	114
•▲ Jacobs Engineering Group, Inc. 5,700	232
▲ Manpower, Inc. 1,500	68
•▲ Netiq Corp. 10,000	127
•▲ Nortel Networks Corp. 90,450	307
▲ Omnicom Group, Inc. 2,000	158
•▲ Priority Healthcare Corp., Class B 3,700	67
▲ Republic Services, Inc., Class A 5,200	160
▲ The ServiceMaster Co. 12,300	158
•▲ Veritas Software Corp. 5,400	118
•▲ Verity, Inc. 6,300	81
•▲ Wireless Facilities, Inc. 13,600	100
•▲ Yahoo! Inc. 10,050	364
	4,781
Chemical 0.7%	
▲ Air Products & Chemicals, Inc. 2,400	128
•▲ Entegris, Inc. 35,200	326
▲ Lubrizol Corp. 8,300	288
▲ The Mosaic Co. 10,800	162
	904
Construction 2.0%	
▲ Centex Corp. 3,400	177
▲ D.R. Horton, Inc. 8,300	249
▲ KB Home 4,100	337
▲ Lafarge North America, Inc. 3,700	181
▲ Masco Corp. 5,000	171
•▲ NVR, Inc. 600	376
▲ Pulte Corp. 3,800	209
▲ Standard Pacific Corp. 5,300	298
▲ The Ryland Group, Inc. 3,900	372
▲ The Stanley Works 5,300	236
	2,606
Consumer Durables 0.5%	
▲ Hillenbrand Industries, Inc. 5,400	269
•▲ Tempur-Pedic International, Inc. 22,300	362
	631

Security and Number of Shares	Value ($ x 1,000)
Electronics 4.2%	
•▲ Altera Corp. 13,150	299
▲ American Power Conversion Corp. 9,000	174
•▲ Applied Materials, Inc. 25,850	416
▲ Arrow Electronics, Inc. 6,600	158
•▲ Avnet, Inc. 10,200	173
•▲ Broadcom Corp., Class A 15,600	422
•▲ Cree, Inc. 2,100	73
•▲ Fairchild Semiconductor International, Inc. 35,400	509
▲ Intel Corp. 28,850	642
▲ Intersil Holding Corp., Class A 10,200	166
•▲ Jabil Circuit, Inc. 7,750	188
▲ Maxim Integrated Products, Inc. 7,350	323
▲ National Semiconductor Corp. 8,700	145
•▲ Pinnacle Systems, Inc. 5,600	26
▲ Plantronics, Inc. 1,600	70
•▲ QLogic Corp. 5,300	172
▲ Qualcomm, Inc. 9,900	414
•▲ Synopsys, Inc. 7,500	122
▲ Texas Instruments, Inc. 16,750	410
•▲ Ultra Clean Holdings, Inc. 32,150	168
•▲ Uniphase Corp. 70,950	225
•▲ Vishay Intertechnology, Inc. 11,600	150
•▲ Zoran Corp 7,000	71
	5,516
Energy: Raw Materials 1.4%	
▲ Arch Coal, Inc. 3,700	120
▲ Canadian Natural Resources Ltd. 5,800	243
•▲ Cooper Cameron Corp. 3,800	184
▲ Devon Energy Corp. 2,000	148
•▲ FMC Technologies, Inc. 2,900	88
•▲ Forest Oil Corp. 7,600	232
▲ Hewlett Packard Co. 7,600	142
▲ Joy Global, Inc. 3,600	121
•▲ Key Energy Group, Inc. 5,800	67
•▲ Noble Corp. 1,700	78
▲ Noble Energy, Inc. 3,200	185
▲ Valero Energy Corp. 5,400	232
•▲ Weatherford International Ltd. 1,400	73
	1,913

Security and Number of Shares	Value ($ x 1,000)
Food & Agriculture 1.9%	
•▲ 7-Eleven, Inc. 2,500	53
▲ Agrium, Inc. 30,500	506
▲ Coca-Cola Co. 11,250	457
▲ H.J. Heinz Co. 5,100	185
▲ Potash Corporation of Saskatchewan, Inc. 6,200	414
▲ Supervalu, Inc. 20,400	602
▲ The Pepsi Bottling Group, Inc. 8,900	250
▲ Tyson Foods, Inc. 2,400	35
	2,502
Healthcare / Drugs & Medicine 4.8%	
▲ Abbott Laboratories 7,150	305
•▲ Accredo Heath, Inc. 5,900	136
▲ Allergan, Inc. 3,150	225
•▲ Amgen, Inc. 5,200	295
▲ Bausch & Lomb, Inc. 2,800	171
▲ Cardinal Health, Inc. 8,600	402
•▲ Caremark Rx, Inc. 11,000	330
•▲ Genzyme Corp. 5,600	294
▲ Guidant Corp. 5,250	350
▲ HCA, Inc. 5,300	195
•▲ Humana, Inc. 3,900	75
▲ Invacare Corp. 1,800	83
▲ Johnson & Johnson, Inc. 9,900	578
•▲ Laboratory Corporation of America Holdings 5,200	238
•▲ Lifepoint Hospitals, Inc. 3,800	123
▲ Manor Care, Inc. 5,200	170
▲ McKesson Corp. 7,550	201
▲ Merck & Co., Inc. 6,700	210
▲ Omnicare, Inc. 8,500	235
▲ Pfizer, Inc. 24,600	712
•▲ Province Healthcare Co. 6,600	141
•▲ St. Jude Medical, Inc. 850	65
•▲ Steris Corp. 11,200	232
▲ Wyeth 6,600	262
•▲ Zimmer Holdings, Inc. 4,050	314
	6,342

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Household Products 0.2%	
▲ Clorox Co. 4,700	**257**
Insurance 3.1%	
▲ Aetna, Inc. 7,700	731
▲ Allstate Corp. 14,000	673
▲ American International Group, Inc. 4,950	300
▲ Everest Reinsurance Group Ltd. 1,900	151
▲ Fidelity National Financial, Inc. 10,037	379
▲ Fremont General Corp. 11,300	243
▲ Loews Corp. 3,600	216
▲ Mercury General Corp. 4,600	237
▲ Old Republic International Corp. 14,450	337
▲ PMI Group, Inc. 8,400	326
▲ Principal Financial Group, Inc. 4,600	174
▲ Radian Group, Inc. 7,600	364
	4,131
Media 2.2%	
▲ Belo Corp., Class A 5,100	119
•▲ Comcast Corp., Class A 8,300	241
•▲ Dreamworks Animation 1,100	43
•▲ EchoStar Communications Corp. 11,050	349
▲ Gannett, Inc. 3,600	299
▲ McGraw Hill Cos., Inc. 5,300	457
▲ Nokia Corp., Class A 20,050	309
▲ The Walt Disney Co. 13,200	333
•▲ Time Warner, Inc. 21,200	353
▲ Tribune Co. 4,000	173
▲ Viacom, Inc., Class B 7,250	264
	2,940
Miscellaneous Finance 7.4%	
▲ Archstone Communities Trust 4,900	164
▲ Astoria Financial Corp. 4,800	188
•▲ Berkshire Hathaway, Inc., Class B 126	353
▲ CIT Group, Inc. 18,800	759
▲❹ Citigroup, Inc. 51,050	2,265
▲ Countrywide Credit Industries, Inc. 15,600	498
▲ Fannie Mae 2,000	140

Security and Number of Shares	Value ($ x 1,000)
▲ Federated Investors, Inc. 6,300	183
▲ Franklin Resources, Inc. 2,400	145
▲ Home Properties of New York, Inc. 5,500	226
▲ Independence Community Bank Corp. 11,000	414
▲ IndyMac Bankcorp., Inc. 8,500	274
▲ IPC Holdings Ltd. 14,500	587
•▲ Jackson Hewitt Tax Service, Inc. 1,900	40
▲ Legg Mason, Inc. 2,850	182
▲ LNR Property Corp. 3,000	188
▲ MBNA Corp. 8,400	215
▲ MDC Holdings, Inc. 4,400	338
▲ Merrill Lynch & Co., Inc. 5,450	294
▲ Provident Financial Services, Inc. 10,700	193
•▲ Providian Financial Corp. 12,200	190
▲ R & G Financial Corp., Class B 6,900	260
▲ The Bear Stearns Cos., Inc. 2,400	227
▲ The Goldman Sachs Group, Inc. 7,750	762
▲ Waddell & Reed Financial, Inc. 8,600	181
▲ Washington Federal, Inc. 12,700	324
▲ Webster Financial Corp. 3,600	172
	9,762
Non-Durables & Entertainment 1.3%	
•▲ Activision, Inc. 17,850	259
•▲ American Greetings Corp., Class A 6,000	159
▲ Bob Evans Farms, Inc. 3,200	76
•▲ Brinker International, Inc. 4,900	158
▲ Darden Restaurants, Inc. 7,400	181
•▲ Energizer Holdings, Inc. 4,200	195
▲ Mattel, Inc. 8,600	151
▲ McDonald's Corp. 5,700	166
▲ Wendy's International, Inc. 4,500	150
▲ Yum! Brands, Inc. 4,100	178
	1,673
Non-Ferrous Metals 0.2%	
▲ Alcan Aluminum Ltd. 2,200	102
▲ Southern Peru Copper Corp. 3,300	142
	244

Security and Number of Shares	Value ($ x 1,000)
Oil: Domestic 4.2%	
▲ Amerada Hess Corp. 5,200	420
▲ ChevronTexaco Corp. 21,200	1,125
▲ Conoco Phillips 10,600	894
▲ Marathon Oil Corp. 2,700	103
•▲ National Oilwell, Inc. 2,900	98
•▲ Newfield Exploration Co. 3,900	227
▲ Patterson Energy, Inc. 16,100	309
▲ Petrokazakhstan, Inc., Class A 10,600	391
▲ Pioneer Natural Resouces Co. 5,000	162
•▲ Plains Exploration & Production Co. 2,900	72
•▲ Precision Drilling Corp. 4,200	259
•▲ Stone Energy Corp. 3,000	123
▲ Sunoco, Inc. 6,400	476
▲ Teekay Shipping Corp. 9,800	453
•▲ Tesoro Petroleum Corp. 10,100	306
▲ Unocal Corp. 2,100	88
•▲ Varco International, Inc. 2,500	69
	5,575
Oil: International 0.6%	
▲ Exxon Mobil Corp. 16,200	**797**
Optical & Photo 0.3%	
▲ Eastman Kodak Co. 2,500	76
•▲ Ingram Micro, Inc., Class A 18,900	326
	402
Paper & Forest Products 0.4%	
▲ Louisiana-Pacific Corp. 6,700	164
▲ Rayonier, Inc. 5,575	264
▲ Temple-Inland, Inc. 1,600	95
	523
Producer Goods & Manufacturing 1.6%	
▲ Albany International Corp. Class A 2,900	87
▲ Briggs & Stratton Corp. 2,300	165
▲ Dover Corp. 2,400	94
▲ Emerson Electric Co. 4,950	317
▲ Federal Signal Corp. 4,700	78
▲ General Electric Co. 21,650	739
▲ Grainger, Inc. 4,400	258

Security and Number of Shares	Value ($ x 1,000)
▲ HNI Corp. 2,900	117
▲ Honeywell International, Inc. 4,600	155
▲ Snap-On Tools Corp. 2,400	71
•▲ Terex Corp. 2,400	91
	2,172
Railroad & Shipping 0.2%	
▲ Burlington Northern Santa Fe Corp. 3,000	126
•▲ Kansas City Southern Industries, Inc. 8,400	142
	268
Real Property 0.8%	
▲ Brascan Corp. 9,900	353
▲ Plum Creek Timber Co., Inc. 3,300	120
▲ Prentiss Properties Trust 4,900	176
▲ The Macerich Co. 4,100	245
▲ Weingarten Realty Investors 3,800	138
	1,032
Retail 2.5%	
•▲ Advance Auto Parts, Inc. 3,100	121
•▲ American Eagle Outfitters, Inc. 5,700	233
•▲ Ann Taylor Stores Corp. 3,600	81
•▲ Big Lots, Inc. 13,200	164
•▲ BJ's Wholesale Club, Inc. 8,200	238
▲ Circuit City Stores, Inc. 10,800	175
▲ Claire's Stores, Inc. 7,800	203
▲ CVS Corp. 4,400	191
▲ Home Depot, Inc. 7,000	288
•▲ Kroger Co. 21,300	322
▲ Limited Brands, Inc. 12,600	312
▲ Radio Shack Corp. 4,300	129
▲ Talbots, Inc. 6,400	169
•▲ Toys 'R' Us, Inc. 6,300	113
▲ Wal-Mart Stores, Inc. 9,350	504
	3,243
Steel 0.7%	
•▲ International Steel Group, Inc. 3,200	118
▲ Nucor Corp. 9,400	397
▲ Steel Dynamics, Inc. 7,800	259
▲ Worthington Industries, Inc. 8,000	159
	933

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Telephone 2.2%	
▲ Alltel Corp. 4,300	236
▲ BellSouth Corp. 26,100	696
▲ Century Telephone Enterprises, Inc. 5,100	164
•▲ Liberty Media Corp., Class A 17,300	154
▲ SBC Communications, Inc. 15,600	394
▲ Telephone & Data Systems, Inc. 4,500	337
▲ Verizon Communications, Inc. 22,400	876
	2,857
Tobacco 0.4%	
▲ Altria Group, Inc. 3,100	150
▲ Reynolds American, Inc. 6,400	441
	591
Travel & Recreation 0.7%	
▲◆ Fairmont Hotels & Resorts, Inc. 5,700	162
▲ Harrah's Entertainment, Inc. 6,300	369
•▲ MGM Mirage 7,800	419
	950
Trucking & Freight 1.2%	
•▲ Laidlaw International, Inc. 11,600	193
▲ Paccar, Inc. 6,800	471
▲ Ryder Systems, Inc. 8,800	441
•▲ Swift Transportation Co., Inc. 8,500	161
▲ U.S. Freightways Corp. 5,200	186
▲ Werner Enterprises, Inc. 7,300	155
	1,607
Utilities: Electric & Gas 2.1%	
▲ Alliant Energy Corp. 6,000	158
▲ Constellation Energy Group, Inc. 9,700	394
▲ Edison International 17,300	528
▲ Oneok, Inc. 11,100	298
▲ Potomac Electric Power Co. 17,800	367
▲ Texas Genco Holdings, Inc. 5,300	248
▲ TXU Corp. 10,800	661
▲ Xcel Energy, Inc. 8,800	150
	2,804

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 9.1% of net assets		
U.S. Treasury Bond		
▲ 11.25%, 02/15/15	150	240
▲ 9.13%, 05/15/18	50	74
U.S. Treasury Inflation-Protected Security		
▲❶ 3.63%, 01/15/08	2,900	3,753
▲ 0.88%, 04/15/10	600	599
▲ 2.38%, 01/15/25	100	105
U.S. Treasury Note		
▲❾ 2.00%, 11/30/04	1,500	1,500
▲ 1.75%, 12/31/04	500	500
▲❺ 1.63%, 04/30/05	2,000	1,996
2.50%, 09/30/06	600	600
▲◗❽ 4.88%, 02/15/12	1,800	1,930
▲ 4.00%, 02/15/14	550	550
▲ U.S. Treasury Stripped Bond		
0.00%, 11/15/16	300	173
		12,020
Foreign Government Securities 4.1% of net assets		
Bundes Republic of Deutschland		
▲◗ *Series 03*		
4.50%, 01/04/13	1,000	1,342
▲◗ *Series 97*		
6.50%, 07/04/27	300	488
▲◗❸ *Series 99*		
3.75%, 01/04/09	1,900	2,490
▲◗ UK Treasury Gilt		
5.00%, 09/07/14	600	1,123
		5,443
Corporate Bonds 3.2% of net assets		
Fixed-Rate Obligations 2.0%		
▲ AT&T Corp.		
8.50%, 11/15/31	90	104
▲ Centerpoint Energy		
Series B		
8.13%, 07/15/05	100	104
▲ DaimlerChrysler NA Holding		
7.40%, 01/20/05	400	404
El Paso Corp.		
▲ 7.80%, 08/01/31	100	92
▲ 7.75%, 01/15/32	150	139

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲Federal Republic of Brazil *Series C* 8.00%, 04/15/14	334	333
▲Ford Motor Co. 8.90%, 01/15/32	500	561
▲PP&L Capital Funding *Series C* 7.75%, 04/15/05	100	102
▲Republic of Panama 9.38%, 01/16/23	250	272
▲SBC Communications, Inc., 144A 4.21%, 06/01/21	400	404
▲United Mexican States 5.88%, 01/15/14	75	77
		2,592

Variable-Rate Obligations 1.2%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲Alcan, Inc., 144A 1.43%, 12/08/04	200	200
▲Entergy Gulf States, 144A 2.01%, 12/18/04	200	201
Federal Republic of Brazil ▲ 2.13%, 04/15/05	265	258
▲*Series EI* 2.06%, 04/15/05	48	48
▲General Motors Acceptance Corp. 3.16%, 11/19/04	400	403
▲HSBC Bank USA 1.95%, 12/21/04	250	250
▲PG&E Corp. 2.30%, 01/03/05	137	137
▲TXU Energy Co, L.L.C. 144A 2.37%, 01/14/05	100	100
		1,597

Municipal Bonds 1.3% of net assets

Fixed-Rate Obligations 1.3%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲Golden State, California Securitization Corp. *Revenue Bond, Series 2003-A-1* 6.25%, 06/01/33	250	239
▲✚Massachusetts State Water Resource Authority *General Revenue Bond, Series 2002J* 5.00%, 08/01/32	250	256
▲Tobacco Settlement Financing Corp. of Rhode Island *Revenue Bond, Series 2002A* 6.25%, 06/01/42	500	449
▲✚Triborough, New York Bridge & Tunnel Authority *Revenue Bond, Series 2002B* 5.00%, 11/15/32	750	768
		1,712

Agency Mortgage-Backed Securities 5.7% of net assets

Collateralized Mortgage Obligations 0.2%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲Fannie Mae *Series 2003-3 Class PA* 4.50%, 08/25/09	116	117
▲Freddie Mac *Series 2535 Class DT* 5.00%, 09/15/16	161	165
		282

U.S. Government Agency Mortgages 5.5%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
▲◗❼ 4.50%, 11/15/34	2,000	1,942
▲◗❻ 5.00%, 11/15/34	2,000	1,993
▲◗❷ 5.50%, 11/15/34	2,500	2,546
▲*ARM Pool# 606116* 4.75%, 09/01/31	36	37
▲*Pool# 535846* 6.00%, 04/01/16	48	50
▲*Pool# 555454* 6.00%, 03/01/18	34	36
▲*Pool# 732153* 4.50%, 07/01/33	166	162
▲*Pool# 733910* 4.50%, 08/01/33	214	208
▲Freddie Mac *Pool# C90580* 6.00%, 09/01/22	294	306
		7,280

Non-Agency Mortgage-Backed Securities 1.3% of net assets

Fixed-Rate Obligations 0.2%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲Bank of America Mortgage Securities *Series 2004-2 Class 5A1* 6.50%, 10/25/19	215	218

See financial notes.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲ Residential Funding Mortgage Security I		
Series-S9 Class A1		
6.50%, 03/25/32	101	103
		321
Variable-Rate Obligations 1.1%		
▲ Argent Securities, Inc.		
Series 2003-W3 Class AF1		
1.26%, 11/25/04	19	19
Bear Stearns Adjustable Rate Mortgage Trust		
▲ *Series 2002-11 Class 1A1*		
5.68%, 11/01/04	109	109
▲ *Series 2002-5 Class 6A*		
6.05%, 11/01/04	45	45
▲ *Series 2002-9 Class 2A*		
5.30%, 11/01/04	86	86
▲ Quest Trust, 144A		
Series 2004-X2 Class A1		
2.01%, 11/26/04	161	161
▲ Structured Asset Securities Corp.		
Series 2002-13 Class 2A1		
1.60%, 11/26/04	211	212
▲ Washington Mutual		
Series 2003-R1 Class A1		
2.11%, 11/25/04	767	766
		1,398

Short-Term Investments 13.2% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 1.2%		
▲ Fannie Mae		
1.70%, 11/01/04	400	400
U.S. Treasury Bills		
▲ 1.58%, 12/02/04	40	40
▲ 1.61%, 12/02/04	80	80
▲ 1.63%, 12/16/04	360	359
▲ 1.63%, 12/16/04	750	749
▲ 1.67%, 12/16/04	10	10
		1,638
Commercial Paper & Other Corporate Obligations 12.0%		
▲ AMRO N.A. Finance, Inc.		
1.93%, 01/24/05	400	398
ANZ (Delaware), Inc.		
▲ 1.64%, 11/18/04	1,100	1,099
▲ 1.85%, 12/17/04	100	100
Barclays U.S. Funding Corp.		
▲ 1.80%, 12/08/04	200	200
▲ 2.06%, 02/22/05	200	199
CBA (Delaware) Finance, Inc.		
▲ 1.65%, 11/19/04	800	799
▲ 1.85%, 12/20/04	100	100
▲ CDC Commercial Paper Corp., Section 4(2) / 144A		
2.04%, 02/22/05	600	596
Danske Corp.		
▲ 1.65%, 11/19/04	300	300
▲ 1.85%, 12/21/04	300	299
▲ 2.04%, 02/14/05	600	596
Dexia Delaware, L.L.C.		
▲ 1.81%, 12/13/04	400	399
▲ 1.83%, 12/20/04	100	100
▲ 2.01%, 01/21/05	400	398
▲ 2.06%, 01/26/05	300	299
DnB NOR Bank ASA		
▲ 1.65%, 11/19/04	400	400
▲ 1.81%, 12/20/04	200	199
▲ 1.84%, 12/23/04	600	598
Du Pont (E.I.) de Nemours & Co.		
▲ 1.88%, 12/20/04	200	199
▲ 1.89%, 12/21/04	300	299
▲ Euro Investment Bank		
1.79%, 12/13/04	300	299
▲ Foreningssparbanken AB (Swedbank)		
1.79%, 12/07/04	1,000	998
General Electric Capital Corp.		
▲ 1.59%, 11/05/04	900	900
▲ 1.60%, 11/09/04	200	200
▲ General Motors Acceptance Corp.		
2.50%, 04/05/05	200	198
HBOs Treasury Services PLC		
▲ 1.66%, 11/18/04	100	100
▲ 1.73%, 12/02/04	400	399
▲ 2.07%, 02/22/05	300	298
ING (U.S.) Funding, L.L.C.		
▲ 1.59%, 11/08/04	100	100
▲ 1.81%, 11/12/04	200	200
▲ 1.79%, 12/10/04	800	798
▲ 1.84%, 12/21/04	100	100
Nordea North America, Inc.		
▲ 1.87%, 12/21/04	600	598
▲ 1.91%, 01/18/05	600	597
Svenska Handelsbanken, Inc.		
▲ 1.61%, 11/10/04	100	100
▲ 1.74%, 12/03/04	200	200

 See financial notes.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
UBS Finance (Delaware), L.L.C.		
▲ 1.63%, 11/16/04	100	100
▲ 1.74%, 12/03/04	1,000	998
▲ 1.77%, 12/07/04	100	100
Unicredit Delaware, Inc.		
▲ 1.62%, 11/10/04	200	200
▲ 1.99%, 01/31/05	800	796
		15,856

Security and Number of Shares	Value ($ x 1,000)
Other Investments 6.8% of net assets	
Other Investment Companies 6.8%	
▲ Provident Institutional Funds— TempCash 2,399,339	2,399
▲ Provident Institutional Funds— TempFund 6,595,545	6,596
	8,995

Security Description	Number of Contracts	Value ($ x 1,000)
Options 0.0% of net assets		
Put Options 0.0%		
3 Month Euro Euribor Futures, Strike Price 95.875, Expires 12/13/04	5	—*
3 Month Euro Euribor Futures, Strike Price 96, Expires 12/13/04	11	—*
90 Day LIBOR Futures, Strike Price 91, Expires 03/16/05	3	—*
90 Day LIBOR Futures, Strike Price 91.75, Expires 12/15/04	5	—*
90 Day Euro Dollar Futures, Strike Price 93.75, Expires 09/19/05	37	—*
Euro-Bobl, Strike Price 105.5, Expires 11/22/04	24	—*
U.S. Treasury Note Futures, Strike Price 108, Expires 11/26/04	44	1
		1

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 6.5% of net assets		
U.S. Government Securities 6.5%		
U.S. Treasury Note		
◗ 3.63%,	3,200	3,144
◗ 3.88%,	2,800	2,802
◗ 4.00%,	1,100	1,113
◗ 4.38%,	500	520
◗ 4.88%,	900	965
		8,544

Security Description	Number of Contracts	Value ($ x 1,000)
Options Written 0.1% of net assets		
Call Options 0.1%		
3 Month LIBOR, Strike Price 4.00, Expires 10/31/05	70	9
3 Month LIBOR, Strike Price 4.00, Expires 11/02/04	20	—*
3 Month LIBOR, Strike Price 5.00, Expires 01/07/05	370	190
U.S. Treasury Note Futures, Strike Price 115, Expires 11/26/04	45	10
		209
Put Options 0.0%		
3 Month LIBOR, Strike Price 5.25%, Expires 11/02/04	10	—*
3 Month LIBOR, Strike Price 7.00, Expires 01/07/05	370	—*
3 Month LIBOR, Strike Price 7.00, Expires 10/31/05	70	1
U.S. Treasury Note Futures, Strike Price 109, Expires 11/26/04	27	1
		2

End of short sales and options written.

See financial notes.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of futures contracts.

Swap Agreements

Interest Rate Swaps	Notional Amount	Unrealized Gains/(Losses)
British Pounds		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/15/08, Barclays Bank	2,800	54
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/18/34, Barclays Bank	200	(3)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 03/15/32, Barclays Bank	400	(2)
European Euro		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 12/15/14, UBS AG	2,300	(167)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 03/15/07, Barclays Bank	100	2
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/21/07, Goldman Sachs	600	5
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/21/07, Barclays Bank	500	5
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 6.00%, expires 06/18/34, JP Morgan Chase	300	10
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 03/15/07, JP Morgan Chase	400	4
Receive variable rate payments of 6 month Euro LIBOR, Pay fixed rate payments of 6.00%, expires 03/15/32, JP Morgan Chase	500	6
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 06/17/10, JP Morgan Chase	300	6

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)

	Notional Amount	Unrealized Gains/(Losses)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 06/17/10, UBS AG	400	7
U.S. Dollars		
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 5.00%, expires 12/15/14, Goldman Sachs	300	24
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/06, Barclays Bank	2,500	12
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/09, UBS AG	5,300	155
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/09, JP Morgan Chase	400	11
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 6.00 expires 12/15/24, UBS AG	200	(2)
Credit Default Swaps		
U.S. Dollars		
Eli Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	—*
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	—*
Whirlpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	1
Home Depot, Inc. Rate 0.12%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	—*
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	—*
Wal-mart Stores, Inc. Rate 0.14%, expires 12/20/08, Citibank N.A.	200	—*
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	—*

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)

	Notional Amount	Unrealized Gains/(Losses)
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	—*
Autozone, Inc. Rate 0.35%, expires 12/20/08, UBS, AG	200	4
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Masco Corp. Rate 0.30%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
People's Republic of China Rate 0.40%, expires 06/20/09, Lehman Brothers, Inc.	200	(1)
		131

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires 12/16/04	22	6,217	20
90 Day Eurodollar, Long expires 03/14/05	20	4,874	(7)
90 Day Eurodollar, Long expires 06/13/05	10	2,432	3
90 Day Eurodollar, Long expires 09/19/05	2	486	1
90 Day Eurodollar, Long expires 12/19/05	5	1,211	2
10 Year, Long U.S. Treasury Note, expires 12/20/04	127	14,422	192
10 Year, Long U.S. Treasury Note, expires 03/21/05	30	3,389	3
5 Year, Short U.S. Treasury Note, expires 12/20/04	66	7,351	(35)
5 Year, Long Euro-Bobl, expires 12/08/04	24	3,429	32
90 Day LIBOR, Long expires 12/29/04	5	1,089	7
UK Gilt, Long expires 03/16/05	1	199	3
			221

All numbers x 1,000 except number of futures contracts.

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/23/04	Brazilian Real	27	U.S. Dollars	9	1
12/17/04	Brazilian Real	27	U.S. Dollars	9	—*
01/24/05	Brazilian Real	27	U.S. Dollars	9	—*
11/04/04	Chilean Pesos	1,870	U.S. Dollars	3	—*
11/18/04	Chilean Pesos	10,964	U.S. Dollars	17	1
12/17/04	Chilean Pesos	5,454	U.S. Dollars	9	—*
02/16/05	Chinese Renminbi	6,077	U.S. Dollars	740	1
12/09/04	European Euro	74	U.S. Dollars	93	1
11/24/04	Hong Kong Dollars	70	U.S. Dollars	9	—*
12/20/04	Hong Kong Dollars	70	U.S. Dollars	9	—*
01/26/05	Hong Kong Dollars	125	U.S. Dollars	16	—*
12/21/04	Indian Rupee	1,357	U.S. Dollars	30	—*
01/27/05	Japanese Yen	87,892	U.S. Dollars	822	11
11/24/04	South Korean Won	10,481	U.S. Dollars	9	1
12/20/04	South Korean Won	10,620	U.S. Dollars	9	—*
01/28/05	South Korean Won	18,576	U.S. Dollars	16	—*
11/29/04	Mexican Pesos	177	U.S. Dollars	15	—*
12/21/04	Mexican Pesos	101	U.S. Dollars	9	—*
11/23/04	Peruvian New Sol	35	U.S. Dollars	10	—*
12/17/04	Peruvian New Sol	63	U.S. Dollars	19	—*
11/22/04	Polish Zloty	32	U.S. Dollars	9	1
12/21/04	Polish Zloty	32	U.S. Dollars	9	1
11/19/04	Russian Ruble	257	U.S. Dollars	9	—*
12/22/04	Russian Ruble	274	U.S. Dollars	9	—*
11/24/04	Singapore Dollars	15	U.S. Dollars	9	—*
12/20/04	Singapore Dollars	15	U.S. Dollars	9	—*
01/26/05	Singapore Dollars	27	U.S. Dollars	16	—*
11/26/04	Slovakian Koruna	329	U.S. Dollars	10	1
12/22/04	Slovakian Koruna	602	U.S. Dollars	18	1
11/24/04	Taiwanese Dollars	298	U.S. Dollars	9	—*
12/20/04	Taiwanese Dollars	299	U.S. Dollars	9	—*
					20

* Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$141,134
Foreign currency	139
Receivables:	
Fund shares sold	141
Dividends	100
Interest	347
Due from brokers for futures	62
Unrealized gains on forward foreign currency contracts	20
Investments sold	3,878
Investments sold short	11,001
Prepaid expenses	+ 30
Total assets	**156,852**

Liabilities

Securities sold short, at value	8,544
Options written, at value	211
Swap agreements, at fair value	62
Payables:	
Fund shares redeemed	102
Investments bought	13,202
Covered short sales	2,454
Interest on short sales	88
Investment adviser and administrator fees	7
Transfer agency and shareholder service fees	3
Withholding taxes on foreign dividends	1
Accrued expenses	+ 47
Total liabilities	**24,721**

Net Assets

Total assets	156,852
Total liabilities	− 24,721
Net assets	**$132,131**

Net Assets by Source

Capital received from investors	131,865
Net investment income not yet distributed	512
Net realized capital losses	(10,614)
Net unrealized capital gains	10,368

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$130,491		10,985		$11.88
Select Shares	$1,640		138		$11.89

All numbers x 1,000 except number of written option contracts.

The fund paid $130,949 for these securities.

Includes certain restricted but deemed liquid 144A and section 4(2) securities worth $1,662 or 1.3% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$91,085
Sales/maturities	$85,178

The fund's long-term government security transactions were:

Purchases	$82,975
Sales/maturities	$83,236

The fund paid $123 for this currency.

The proceeds for securities sold short is $8,460

Options Written	Number of Contracts	Premiums Received
Beginning of period	940	$182
Options written	397	100
Options closed	(21)	(10)
Options expired	(334)	(53)
Options exercised	+ −	−
End of period	**982**	**$219**

The fund received $193 to enter into these swap agreements.

These derive from investments, short sales, options, foreign currency transactions, futures and swap agreements.

Federal Tax Data

Portfolio cost	$131,807
Net unrealized gains and losses:	
Gains	$11,769
Losses	+ (2,442)
	$9,327
As of October 31, 2004:	
Net Undistributed earnings:	
Ordinary income	$516
Long-term capital gains	$−
Capital losses utilized	$8,576
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$405
2010	+ 9,116
	$9,521
Reclassifications:	
Net investment not yet distributed	($46)
Reclassified as:	
Net realized capital gains	$46

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,298
Interest	+	940
Total investment income		**2,238**

Net of $3 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments		6,766
Net realized losses on short sales		(571)
Net realized gains on foreign currency transactions		52
Net realized gains on option contracts		56
Net realized gains on futures contracts		1,464
Net realized gains on swap agreements	+	275
Net realized gains		**8,042**

Net Unrealized Gains and Losses

Net unrealized gains on investments		747
Net unrealized losses on short sales		(11)
Net unrealized losses on foreign currency transactions		(119)
Net unrealized losses on option contracts		(16)
Net unrealized gains on futures contracts		60
Net unrealized gains on swap agreements	+	121
Net unrealized gains		**782**

Expenses

Investment adviser and administrator fees		1,072
Transfer agent and shareholder service fees:		
Investor shares		314
Select shares		1
Trustees' fees		5
Custodian and portfolio accounting fees		174
Professional fees		44
Registration fees		20
Shareholder reports		24
Other expenses	+	5
Total expenses		1,659
Expense reduction	−	273
Net expenses		**1,386**

Increase in Net Assets from Operations

Total investment income		**2,238**
Net expenses	−	**1,386**
Net investment income		**852**
Net realized gains		**8,042**
Net unrealized gains	+	**782**
Increase in net assets from operations		**$9,676**

Calculated as 0.85% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005 for Investor shares and February 28, 2006 for Select shares, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10
Select Shares	0.95

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $8,824.

See financial notes. 45

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$852	$1,126
Net realized gains	8,042	917
Net unrealized gains	+ 782	16,449
Increase in Net Assets from Operations	**9,676**	**18,492**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares	$1,360	$1,516
Select Shares	+ –	–
Total dividends from net investment income	**$1,360**	**$1,516**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,519	$40,718	1,150	$11,825
Select Shares	+ 169	1,957	–	–
Total shares sold	**3,688**	**$42,675**	**1,150**	**$11,825**
Shares Reinvested				
Investor Shares	112	$1,274	151	$1,431
Select Shares	+ –	–	–	–
Total shares reinvested	**112**	**$1,274**	**151**	**$1,431**
Shares Redeemed				
Investor Shares	(2,489)	($28,746)	(1,851)	($18,430)
Select Shares	+ (31)	(361)	–	–
Total shares redeemed	**(2,520)**	**($29,107)**	**(1,851)**	**($18,430)**
Net transactions in fund shares	**1,280**	**$14,842**	**(550)**	**($5,174)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,843	$108,973	10,393	$97,171
Total increase or decrease	+ 1,280	23,158	(550)	11,802
End of period	**11,123**	**$132,131**	**9,843**	**$108,973**

Unaudited

For corporations, 85% of the fund's dividends for this report period qualify for the dividends-received deductions.

The fund designates $1,148 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions are:

Current year	
Ordinary income	$1,360
Long-term capital gains	$–
Prior year	
Ordinary income	$1,516
Long-term capital gains	$–

The fund started offering Select Shares on June 3, 2004.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $512 and $1,066 at the end of the current period and prior period, respectively.

 See financial notes.

Laudus Small-Cap MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.08	7.18	8.73	12.27	11.04
Income or loss from investment operations:					
Net investment income or loss	(0.14)	(0.09)	0.04	0.41	0.39
Net realized and unrealized gains or losses	1.24	3.99	(1.54)	(2.68)	1.30
Total income or loss from investment operations	1.10	3.90	(1.50)	(2.27)	1.69
Less distributions:					
Dividends from net investment income	–	(0.00)[1]	(0.03)	(0.55)	(0.46)
Distributions from net realized gains	–	–	(0.02)	(0.72)	–
Total distributions	–	–	(0.05)	(1.27)	(0.46)
Net asset value at end of period	12.18	11.08	7.18	8.73	12.27
Total return (%)	9.93	54.32	(17.34)	(19.99)	15.17
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.55	1.55	0.93[2,3]	0.50[3]	0.51[3,4]
Gross operating expenses	1.77	1.80	1.31[3]	0.91[3]	0.92[3]
Net investment income or loss	(1.08)	(0.98)	0.06	4.17	2.86
Portfolio turnover rate	140	94	324	172	128
Net assets, end of period ($ x 1,000,000)	129	115	81	111	162

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.84% if certain non-routine expenses (proxy fees) had not been included.

[3] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[4] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	6/9/04[1]–10/31/04
Per-Share Data ($)	
Net asset value at beginning of period	12.11
Income or loss from investment operations:	
Net investment loss	(0.03)
Net realized and unrealized gains	0.11
Total income from investment operations	0.08
Net asset value at end of period	12.19
Total return (%)	0.66[2]
Ratios/Supplemental Data (%)	
Ratio to average net assets:	
Net operating expenses	1.37[3]
Gross operating expenses	1.79[3]
Net investment loss	(0.91)[3]
Portfolio turnover rate	140[2]
Net assets, end of period ($ x 1,000,000)	0.32

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q will be available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q will be available by visiting Schwab's web-site at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- (1) Top ten holding
- • Non-income producing security

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.1%	Common Stock	115,415	127,111
2.1%	Other Investments	2,744	2,744
100.2%	**Total Investments**	**118,159**	**129,855**
(0.2%)	Other Assets and Liabilities, Net		(316)
100.0%	**Total Net Assets**		**129,539**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.1% of net assets	
Air Transportation 0.3%	
Southwest Airlines, Inc. 23,500	**371**
Apparel 2.1%	
• Aeropostale, Inc. 17,450	551
• Deckers Outdoor Corp. 11,000	416
Jones Apparel Group, Inc. 12,385	437
• Jos. A. Bank Clothiers, Inc. 35,275	1,120
OshKosh B'Gosh, Inc. 13,400	243
	2,767
Banks 1.1%	
BankNorth Group, Inc. 11,300	398
Mellon Financial Corp. 10,200	295
North Fork Bancorp, Inc. 11,300	498
Zions Bancorp. 3,500	232
	1,423
Business Machines & Software 2.9%	
• 3Com Corp. 133,360	552
• Ascential Software Corp. 57,700	813
• Computer Horizons Corp. 111,600	418
• F5 Networks, Inc. 14,700	587
• Maxtor Corp. 4,650	14
• Seachange International, Inc. 29,600	504
• Unisys Corp. 29,900	318
• Viisage Technology, Inc. 75,690	547
	3,753
Business Services 17.7%	
• Agile Software Corp. 88,100	752
• (10) Akamai Technologies, Inc. 98,450	1,364
Analogic Corp. 16,620	707
• Aspen Technology, Inc. 128,800	774
• Ciber, Inc. 122,810	1,110
• Connetics Corp. 17,000	457
• Doubleclick, Inc. 112,620	716
• Eclipsys Corp. 39,640	673
• Indus International, Inc. 70,100	119
• InFocus Corp. 57,500	370
• Informatica Corp. 129,330	1,010
• InFoSpace, Inc. 12,500	656
• Internet Security Systems, Inc. 37,430	815
• Interpublic Group of Cos., Inc. 33,090	406
• Ivillage, Inc. 73,300	376
• Keane, Inc. 71,200	1,126
• Lionbridge Technologies, Inc. 25,000	117
• ManTech International Corp. Class A 49,060	1,061
• Maximus, Inc. 15,120	411
• McAfee, Inc. 25,900	627
• Navigant Consulting, Inc. 33,200	826
• Performance Food Group Co. 28,390	660

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Polycom, Inc. 39,800	822
• Priority Healthcare Corp., Class B 37,000	668
• Resources Connection, Inc. 24,250	1,018
Reynolds & Reynolds Co., Class A 12,100	298
• RSA Security, Inc. 47,000	962
• Tetra Technologies, Inc. 24,650	738
• Tibco Software, Inc. 67,940	660
• Tier Technologies, Inc. 67,100	579
• Vastera, Inc. 132,600	225
• Veritas Software Corp. 23,400	512
• Watson Wyatt & Co. Holdings 22,990	610
• Websense Inc 18,300	742
	22,967

Chemical 0.3%

• OM Group, Inc. 11,200	**369**

Construction 5.3%

Beazer Homes USA, Inc. 8,650	950
• EMCOR Group, Inc. 7,550	299
Martin Marietta Materials, Inc. 14,350	653
Standard Pacific Corp. 13,500	758
Texas Industries, Inc. 5,150	262
The Ryland Group, Inc. 14,000	1,336
•❷ Toll Brothers, Inc. 40,200	1,863
• WCI Communities, Inc. 32,200	760
	6,881

Consumer Durables 1.0%

Hillenbrand Industries, Inc. 9,000	448
La-Z-Boy Chair Co. 15,390	203
Leggett & Platt, Inc. 10,700	301
Natuzzi S.P.A. 38,520	396
	1,348

Containers 0.5%

• Mobile Mini, Inc. 21,000	**596**

Electronics 10.8%

• Agere Systems, Inc., Class B 341,800	393
• Alliant Techsystems, Inc. 6,400	368
• Andrew Corp. 77,620	1,085

Security and Number of Shares	Value ($ x 1,000)
Anixter International, Inc. 10,600	409
• Arrow Electronics, Inc. 17,400	417
• Brooks Automation, Inc. 10,400	155
C & D Technologies, Inc. 59,700	1,069
• Captaris, Inc. 48,300	222
• Celestica, Inc. 24,220	351
• Cox Radio, Inc. 6,900	110
• Cypress Semiconductor Corp. 35,700	376
• General Cable Corp. 58,850	724
National Semiconductor Corp. 19,460	325
• Novellus Systems, Inc. 19,300	500
OmniVision Technologies, Inc. 20,770	330
PerkinElmer, Inc. 19,400	398
• Powerwave Technologies, Inc. 109,400	817
• Rofin-Sinar Technologies, Inc. 22,900	686
• Sierra Wireless, Inc. 57,400	979
• Silicon Image, Inc. 12,600	173
• Skyworks Solutions, Inc. 30,500	271
• Sungard Data Systems, Inc. 11,900	315
• Tekelec 44,700	998
• Teradyne, Inc. 31,400	520
• Thermo Electron Corp. 14,100	409
• TRC Cos., Inc. 44,080	768
• Varian, Inc. 8,000	292
• Vishay Intertechnology, Inc. 37,200	481
	13,941

Energy: Raw Materials 5.0%

Arch Coal, Inc. 30,600	995
• Cooper Cameron Corp. 8,400	406
Devon Energy Corp. 6,100	451
ENSCO International, Inc. 6,700	205
Helmerich & Payne, Inc. 23,000	657
Joy Global, Inc. 34,300	1,159
• Offshore Logistics, Inc. 29,450	1,065
❼ Tidewater, Inc. 46,900	1,450
	6,388

Food & Agriculture 2.4%

American Italian Pasta Co. Class A 26,930	547
Delta & Pineland Co. 32,250	849
• Hain Celestial Group, Inc. 44,770	724

Security and Number of Shares	Value ($ x 1,000)
MGP Ingredients, Inc. 15,600	129
Sensient Technologies Corp. 32,060	696
•Texas Roadhouse, Inc. Class A 7,900	182
	3,127

Gold 0.8%

•Kinross Gold Corp. 70,591	525
•Meridian Gold, Inc. 33,200	561
	1,086

Healthcare / Drugs & Medicine 11.3%

•Accredo Heath, Inc. 23,370	538
•Andrx Corp. 29,360	635
•Arthrocare Corp. 39,600	1,220
Beckman Coulter, Inc. 5,700	339
•Cardiodynamics International Corp. 99,500	360
•Centene Corp. 25,400	1,205
•Charles River Laboratories, Inc. 8,300	388
•Cholestech Corp. 71,425	573
•Collagenex Pharmaceuticals 29,000	174
•❶ Cytyc Corp. 85,600	2,233
•Edwards Lifesciences Corp. 11,300	386
•Enzon, Inc. 50,300	813
•Eon Labs, Inc. 6,600	163
Health Management Associates, Inc. 10,400	215
•Health Net, Inc. 21,400	519
•Human Genome Sciences, Inc. 40,870	421
•Incyte Corp. 57,520	598
•Ivax Corp. 23,437	424
•Martek Biosciences Corp. 13,250	624
Perrigo Co. 37,810	687
•❺ Pharmaceutical Product Developement, Inc. 38,680	1,634
•Synovis Life Technologies Inc. 29,400	311
•Theragenics Corp. 66,100	243
	14,703

Insurance 2.1%

Arthur J. Gallagher & Co. 5,450	153
Assurant, Inc. 18,800	507
Hilb, Rogal & Hobbs Co. 9,730	309

Security and Number of Shares	Value ($ x 1,000)
❾ Hooper Holmes, Inc. 266,830	1,401
Old Republic International Corp. 13,400	313
	2,683

Media 1.6%

•Emmis Communications Corp. 29,390	550
•Entercom Communications Corp. 3,800	126
•Raindance Communications, Inc. 184,600	306
Readers Digest Association, Inc. 16,960	239
•Valassis Communications, Inc. 20,450	703
•Westwood One, Inc. 6,800	157
	2,081

Miscellaneous Finance 5.0%

•Accredited Home Lenders Holding Co. 16,500	595
•Knight Trading Group, Inc. 58,980	613
MDC Holdings, Inc. 11,653	894
•Piper Jaffray Cos., Inc. 5,200	227
•❽ Portfolio Recovery Associates, Inc. 41,900	1,413
Raymond James Financial, Inc. 25,620	669
❹ The Chicago Mercantile Exchange 9,950	1,749
•Wheeling-Pittsburgh Corporation 11,300	358
	6,518

Non-Durables & Entertainment 2.1%

•California Pizza Kitchen, Inc. 30,650	678
Darden Restaurants, Inc. 18,000	441
Leapfrog Enterprises, Inc. 45,800	559
•O' Charleys, Inc. 47,240	733
Tupperware Corp. 16,200	270
	2,681

Non-Ferrous Metals 1.6%

•Century Aluminum Co. 10,100	234
Commercial Metals Co. 29,600	1,070
Gibraltar Industries Inc. 4,800	168
•RTI International Metals, Inc. 28,700	575
	2,047

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Oil: Domestic 3.2%	
Chesapeake Energy Corp. 24,300	391
• Comstock Resources, Inc. 45,400	999
• Global Industry Ltd. 154,800	1,039
Patterson Energy, Inc. 32,050	616
• Transocean, Inc. 13,750	485
• Whiting Petroleum Corp. 20,700	614
	4,144
Producer Goods & Manufacturing 8.1%	
Baldor Electric Co. 38,500	902
• BE Aerospace, Inc. 49,700	426
• Bucyrus International, Inc. 27,100	813
Cognex Corp. 12,780	327
• Coherent, Inc. 25,300	611
Dover Corp. 5,800	228
• Flowserve Corp. 35,600	768
• GrafTech International Ltd. 96,200	891
Grainger, Inc. 8,500	498
• GSI Lumonics, Inc. 32,750	293
• Ionics, Inc. 16,800	479
• Oceaneering International, Inc. 29,500	1,049
Pall Corp. 34,650	896
Steelcase, Inc., Class A 42,500	557
Teleflex, Inc. 16,610	727
The Manitowoc Co., Inc. 20,430	721
York International Corp. 8,700	277
	10,463
Real Property 2.0%	
• FelCor Lodging Trust, Inc. 55,120	641
Innkeepers USA Trust 41,620	576
Post Properties, Inc. 21,790	699
Washington Real Estate Investment Trust 21,720	683
	2,599
Retail 5.7%	
• 99 Cents Only Stores 47,410	731
• Coldwater Creek, Inc. 30,700	707
• Gander Mountain Co. 27,750	540
• ❸ Genesco, Inc. 71,030	1,818

Security and Number of Shares	Value ($ x 1,000)
• Guess, Inc. 26,850	448
• Guitar Center, Inc. 16,850	752
Longs Drug Stores Co. 28,120	695
Silgan Holdings, Inc. 15,250	724
Talbots, Inc. 15,200	401
The TJX Max Cos., Inc. 11,400	273
Tiffany & Co. 10,300	302
	7,391
Steel 3.2%	
• AK Steel Holding Corp. 81,200	774
• ❻ Cleveland Cliffs, Inc. 21,500	1,567
Schnitzer Steel Industries, Inc., Class A 33,000	932
Steel Dynamics, Inc. 26,200	870
	4,143
Travel & Recreation 1.2%	
Central Parking Corp. 40,990	555
Choice Hotels International, Inc. 5,700	285
• Vail Resorts, Inc. 38,380	770
	1,610
Trucking & Freight 0.8%	
Arkansas Best Corp. 13,950	545
Overnite Corp. 15,000	486
	1,031

Other Investments 2.1% of net assets	
Other Investment Companies 2.1%	
Provident Institutional Funds– TempFund 2,743,879	**2,744**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$129,855
Receivables:	
Fund shares sold	28
Dividends	22
Investments sold	2,056
Prepaid expenses	+ 25
Total assets	**131,986**

The fund paid $118,159 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$178,195
Sales/maturities	$172,730

Liabilities

Bank overdraft	379
Payables:	
Fund shares redeemed	442
Investments bought	1,573
Investment adviser and administrator fees	5
Transfer agency and shareholder service fees	3
Accrued expenses	+ 45
Total liabilities	**2,447**

Net Assets

Total assets	131,986
Total liabilities	− 2,447
Net assets	**$129,539**

Net Assets by Source

Capital received from investors	118,988
Net investment income not yet distributed	25
Net realized capital loss	(1,170)
Net unrealized capital gains	11,696

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$129,218		10,610		$12.18
Select Shares	$321		26		$12.19

Federal Tax Data

Portfolio cost	$118,497
Net unrealized gains and losses:	
Gains	$18,592
Losses	+ (7,234)
	$11,358
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Capital losses utilized	$21,374
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2010	$808
Reclassifications:	
Net investment income	
not yet distributed	$1,461
Reclassified as:	
Net realized capital losses	($49)
Capital received from	
investors	($1,412)

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$628
Interest	+	3
Total investment income		**631**

Net Realized Gains and Losses

Net realized gains on investments		21,529
Net realized gains on futures contracts	+	313
Net realized gains		**21,842**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(9,660)
Net unrealized losses on futures contracts	+	(35)
Net unrealized losses		**(9,695)**

Expenses

Investment adviser and administrator fees		1,734
Transfer agent and shareholder service fees:		
Investor shares		333
Select shares		—
Trustees' fees		6
Custodian and portfolio accounting fees		153
Professional fees		43
Registration fees		20
Shareholder reports		71
Other expenses	+	6
Total expenses		2,366
Expense reduction	–	299
Net expenses		**2,067**

Increase in Net Assets from Operations

Total investment income		631
Net expenses	–	2,067
Net investment loss		**(1,436)**
Net realized gains		21,842
Net unrealized losses	+	(9,695)
Increase in net assets from operations		**$10,711**

Unless stated, all numbers x 1,000.

Net of $3 foreign withholding tax.

Calculated as 1.30% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005 for Investor shares and February 28, 2006 for Select shares, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.55
Select Shares	1.37

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $12,147

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000 except footnote.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment loss	($1,436)	($886)
Net realized gains	21,842	2,970
Net unrealized gains or losses +	(9,695)	38,944
Increase in net assets from operations	**10,711**	**41,028**

Distributions Paid

Dividends from Net Investment Income

	11/1/03–10/31/04	11/1/02–10/31/03
Investor Shares	$–	$3
Select Shares +	–	–
Total dividends from net investment income	**$–**	**$3**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,329	$40,268	1,528	$14,258
Select Shares +	28	329	–	–
Total shares sold	**3,357**	**$40,597**	**1,528**	**$14,258**
Shares Reinvested				
Investor Shares	–	$–	0*	$3
Select Shares +	–	–	–	–
Total shares reinvested	**–**	**$–**	**–**	**$3**
Shares Redeemed				
Investor Shares	(3,099)	($36,800)	(2,500)	($21,725)
Select Shares +	(2)	(16)	–	–
Total shares redeemed	**(3,101)**	**($36,816)**	**(2,500)**	**($21,725)**
Net transactions in fund shares	**256**	**$3,781**	**(972)**	**($7,464)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,380	$115,047	11,352	$81,486
Total increase or decrease +	256	14,492	(972)	33,561
End of period	**10,636**	**$129,539**	**10,380**	**$115,047**

* Amount was less than 500 shares.

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year
Ordinary income	$–
Long-term capital gains	$–

Prior year
Ordinary income	$3
Long-term capital gains	$–

The fund started offering Select shares on June 9, 2004.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $25 and $0 at the end of the current and prior period, respectively.

Laudus International MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.95	8.74	10.80	15.53	14.84
Income or loss from investment operations:					
Net investment income	0.02	0.03	0.10	0.73	0.53
Net realized and unrealized gains or losses	1.65	3.18	(1.43)	(3.90)	2.49
Total income or loss from investment operations	1.67	3.21	(1.33)	(3.17)	3.02
Less distributions:					
Dividends from net investment income	(0.04)	(0.00)[2]	(0.07)	(0.77)	(0.49)
Distributions from net realized gains	–	–	(0.66)	(0.79)	(1.84)
Total distributions	(0.04)	–	(0.73)	(1.56)	(2.33)
Net asset value at end of period	13.58	11.95	8.74	10.80	15.53
Total return (%)	13.98	36.74	(13.65)	(22.41)	18.61
Ratios/Supplemental Data (%)					
Ratio to average net assets:					
Net operating expenses	1.65	1.65	0.99[1,3]	0.50[3]	0.51[3,4]
Gross operating expenses	1.89	1.92	1.32[3]	0.88[3]	0.90[3]
Net investment income	0.15	0.33	0.60	5.13	1.94
Portfolio turnover rate	69	99	158	51	80
Net assets, end of period ($ x 1,000,000)	552	302	206	215	278

[1] The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had not been included.

[2] The per share amount was less than $0.01.

[3] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[4] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	4/2/04[1]– 10/31/04
Per-Share Data ($)	
Net asset value at beginning of period	13.64
Income or loss from investment operations:	
Net investment income	0.02
Net realized and unrealized losses	(0.05)
Total loss from investment operations	(0.03)
Net asset value at end of period	13.61
Total return (%)	(0.22)[2]
Ratios/Supplemental Data (%)	
Ratio to average net assets:	
Net operating expenses	1.47[3]
Gross operating expenses	1.86[3]
Net investment income	0.37[3]
Portfolio turnover rate	69[2]
Net assets, end of period ($ x 1,000,000)	81

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q will be available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q will be available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities. With the top ten holdings, the number in the parenthesis is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ All or a portion of this security is held as collateral for futures contracts

◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
96.0% Foreign Common Stock	521,809	608,094
0.2% Short-Term Investments	1,497	1,497
3.6% Other Investments	22,685	22,685
99.8% Total Investments	545,991	632,276
0.2% Other Assets and Liabilities, Net		1,011
100.0% Total Net Assets		633,287

Security and Number of Shares	Value ($ x 1,000)

Foreign Common Stock 96.0% of net assets

Australia 2.6%

Australia and New Zeland Banking Group Ltd. 326,000	4,967
Billabong International Ltd. 70,500	553
• Bradken Ltd. 278,422	641
Commonwealth Bank of Australia 28,850	692
Excel Coal 322,851	1,061
John Fairfax Holdings Ltd. 958,000	3,070
Just Group 463,103	1,020
Macarthur Coal Ltd. 169,930	484
Macquarie Bank Ltd. 32,000	946
Perpetual Trustees Australia Ltd. 16,500	686
Sigma Co. Ltd. 91,700	568
Toll Holdings Ltd. 124,000	1,095
West Australian Newspapers Holdings Ltd. 84,581	540
	16,323

Austria 0.5%

Andritz AG 17,077	1,047
Erste Bank der Oesterreichischen Sparkassen AG 52,600	2,334
	3,381

Bahamas 0.2%

• Steiner Leisure Ltd. 53,045	**1,294**

Belgium 0.4%

Interbrew SA 57,500	2,037
• Option N.V. 29,581	803
	2,840

Brazil 0.8%

◆ Banco Bradesco SA 1,000	61
Banco Bradesco SA Preffered 4,319	261
Banco Itau SA Preffered 12,843	1,554
◆ Companhia de Bebidas Spon 12,700	315
◆ Eregli Demir Ve Celik Fabrik 191,423,519	759
◆ Gol Linhas Aereas Intel 14,000	289
• Natura Cosmeticos SA 28,000	569
◆ Petroleo Brasileiro SA 23,900	849
•◆ Telesp Celular Participacoes SA ADR 123,400	739
	5,396

Canada 3.2%

• Algoma Steel Inc. 76,418	1,284
• Alimentation Couche-Tard, Inc. 33,900	781
CHC Helicopter Corp. 30,212	1,132

Security and Number of Shares	Value ($ x 1,000)
Corus Entertainment, Inc. 38,500	741
Encana Corp. 53,800	2,664
•Extendicare, Inc., Class A 104,378	1,434
Home Capital Group, Inc., Class B 35,560	780
Manulife Financial Corp. 65,300	3,045
•◆Nortel Networks Corp. 104,800	355
Peyto Energy Trust 54,750	1,840
•Precision Drilling Corp. 13,800	853
•Research in Motion Ltd. 13,300	1,171
•Shoppers Drug Mart Corp. 23,700	720
Suncor Energy, Inc. 46,400	1,584
•Transat A.T. Inc. 116,311	2,146
	20,530
Chile 0.3%	
•◆Cencosud SA 144A 25,000	555
◆LanChile SA 24,900	611
S.A.C.I. Falabella SA 268,700	600
	1,766
Czech Republic 0.2%	
Cesky Telecom A/S 84,649	**1,109**
Denmark 1.0%	
Bang Olufsen A/S Class B 24,032	1,424
•Bavarian Nordic A/S 14,544	1,320
H. Lundbeck A/S 3,900	70
Kobenhavns Lufthavne 4,014	671
Novo Nordisk A/S 20,300	1,006
•TopDanmark Development A/S 22,157	1,557
	6,048
Egypt 0.1%	
Orascom Construction Inds 77,000	**892**
Estonia 0.1%	
Hansabank Ltd. 38,800	**390**
Finland 1.0%	
Alma Media Corporation-II 12,965	142
Metso Oyj 171,100	2,403
Nokian Renkaat Oyj 23,196	2,506
Perlos Oyj 78,786	1,186
	6,237

Security and Number of Shares	Value ($ x 1,000)
France 8.0%	
•Alten 35,356	765
April Group 19,208	414
•AXAlto Holding N.V. 81,855	1,926
Banque National de Paris 39,800	2,701
•Christian Dior SA 23,200	1,401
Essilor International SA 21,700	1,469
Generale de Sante 50,049	855
Hermes International 5,700	1,096
Ingenico 34,856	576
Ipsos 10,463	976
•JC Decaux SA 163,900	4,063
Klepierre 9,500	723
Lvmh Moet Hennessy Louis Vutton SA 4,800	328
M6 Metropole Television 18,400	478
•Michelin (C.G.D.E.), Class B 39,500	2,143
Mr. Bricolage SA 6,300	150
Neopost SA 78,100	5,405
•Orpea 23,100	680
•PagesJaunes SA 54,991	1,112
Pernod-Ricard 18,375	2,536
Publicis Groupe SA 187,000	5,561
Sanofi-Synthelabo SA 88,660	6,462
Spir Communication 2,973	531
SR Teleperformance 61,312	1,350
Suez SA 37,700	879
Total SA, Class B 10,700	2,219
Trader Classified Media N.V. 35,558	451
•Vivendi Universal SA 117,000	3,186
	50,436
Germany 7.8%	
Allianz AG 17,845	1,893
AWD Holding AG 13,472	470
Balda AG 34,850	357
❸ Bayerische Motoren-Werke AG 187,400	7,902
Bayerische Vereinsbank AG 22,900	447
Bijou Brigitte Modische Accessoires AG 3,012	349
Celesio AG 10,500	759
•Commerzbank AG 10,100	184
•Continental AG 32,300	1,759
Deutsche Boerse AG 115,400	5,747

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
DIS Deutscher Industrie Service AG 21,746	704
•◆ Efes Breweries Intl GDR Ebidq.L 17,051	473
Funkwerk AG 14,875	640
GFK AG 34,848	1,141
Grenskeleasing AG 8,947	337
Hannover Rueckversicherung AG 96,000	3,119
Henkel KGaA 81,000	5,754
Krones AG 8,288	833
Linde AG 30,400	1,831
Merck KGAA 6,100	339
MPC Muenchmeyer Petersen Capital AG 31,446	2,200
Muenchener Rueckversicherungs-Gesellschaft AG 15,454	1,507
• Norddeutsche Affinerie AG 32,328	521
ProSiebenSat.1 Media AG Preffered 80,875	1,444
Puma AG 2,780	694
Rational AG 1,744	137
SAP AG 20,900	3,550
• SBS Broadcasting SA 51,747	1,782
Schering AG 3,200	205
• Software AG 46,015	1,340
• Techem AG 26,062	832
	49,250
Greece 0.7%	
Coca-Cola Hellenic Bottling Co. SA 47,600	1,056
EFG Eurobanck Ergasias 32,000	873
Folli-Follie SA 20,800	635
• Fourlis SA 49,210	304
Germanos SA 13,493	358
National Bank of Greece SA 31,780	885
• OPAP SA 9,400	191
	4,302
Hong Kong 2.3%	
China Insurance International Holdings Co. Ltd. 946,900	435
China Mobile Ltd. 466,300	1,354
China Travel Intl Inv Hk 2,880,000	758

Security and Number of Shares	Value ($ x 1,000)
Citic Pacific Ltd. 225,800	577
• CNOOC Ltd. 4,856,900	2,496
Esprit Holdings Ltd. 171,500	917
Giordano International Ltd. 1,436,000	802
Hang Lung Group Ltd. 7,800	13
Hong Kong & China Gas Co. Ltd. 310,600	599
• Pacific Basin Shipping Ltd. 2,992,000	1,384
Sinopec Beijing Yanhua Petrochemical Co. Ltd. 5,948,000	2,159
Sung Hung Kai Properties 70,900	656
Techtronic Industries Co., Ltd. 1,248,000	2,485
	14,635
Hungary 0.3%	
Borsodchem Rt. 56,391	560
Otp Bank Rt. 46,600	1,175
	1,735
India 0.8%	
Bharat Forge 513	–
Bharat Forge Ltd. 21,525	414
• Bharti Televentures Ltd. 247,100	857
Biocon Ltd. 55,300	627
HDFC Bank Ltd. 64,800	592
Housing Development Finance Corp., Ltd. 57,700	813
• Infosys Technologies Ltd. 35,600	1,496
• Mphasis BFL Ltd. 27,269	162
	4,961
Indonesia 0.1%	
• PT Bank Rakyat Indonesia 3,035,000	**650**
Ireland 1.7%	
Anglo Irish Bank Corp. PLC 56,300	1,067
❼ Bank of Ireland 532,000	7,275
• Grafton Group PLC - UTS 67,900	609
• Paddy Power PLC 61,503	813
• United Drug PLC 184,509	732
	10,496

Security and Number of Shares	Value ($ x 1,000)
Israel 0.1%	
•◆ ECI Telecom Ltd. 59,149	408
•◆ Orbotech Ltd. 25,000	423
	831
Italy 3.3%	
Amplifon SPA 7,836	346
Assicurazioni Generali 21,400	633
Banca Intesabci SPA 345,500	1,411
Banco Popolare di Verona e Novara Scrl 240,900	4,259
Credito Emiliano SPA 68,800	593
• Enel SPA 259,400	2,340
Eni SPA 64,500	1,460
Hera SPA 215,600	594
Interpump Group SPA 62,570	322
Marzotto SPA 47,938	739
Mediobanca SPA 3,900	54
Merloni Elettrodomestici SPA 29,700	451
Pirelli & C. Real Estate SPA 14,700	641
Saipem SPA 130,761	1,504
San Paolo IMI SPA 135,000	1,707
Unicredito Italiano SPA 724,000	3,877
	20,931
Japan 15.8%	
• AEON Co. Ltd. 5,000	80
Aeon Credit Service Co. Ltd. 13,500	884
Aeon Mall Co. Ltd 11,300	721
Aica Kogyo Company Limited 98,000	1,168
All Nippon Airways Co. Ltd. 55,000	171
• Aoc Holdings Inc. 116,300	1,343
Arbeit-Times Co., Ltd. 24,209	604
Arealink Co. Ltd. 471	1,096
• Arnest One Corp. 12,100	328
Askul Corp. 8,400	520
Canon, Inc. 54,500	2,684
• Chiyoda Corp. 90,000	680
Credit Saison Co. Ltd. 63,400	2,024
• Cyber Agent Ltd-W I 86	235
Cybernet Systems Co. Ltd. 389	1,154
Daiwa Securities Group, Inc. 176,000	1,077
Diamond City Co. Ltd. 34,600	960

Security and Number of Shares	Value ($ x 1,000)
East Japan Railway Co. 229	1,201
en-Japan, Inc. 353	662
• EPS Co. Ltd 45	127
Exedy Corp 63,500	1,070
Fast Retailing Co. Ltd. 19,700	1,250
First Juken Co. Ltd. 3,200	61
• First Juken Co. Ltd. W/I 16,567	371
• Fuji Television Network, Inc. 232	522
Global One Real Estate Investment Co., Ltd. 41	326
Goldcrest Co. Ltd. 14,200	884
Hino Motors Ltd. 178,300	1,185
Hitachi Koki Company Ltd. 117,000	864
• Hodogaya Chemical CO Ltd. 260,000	1,285
Honda Motor Co. Ltd. 58,700	2,830
Hoya Corp. 20,900	2,141
• J-Oil Mills, Inc. 293,000	1,101
• Japan Airlines System Corp. 224,000	612
• Kennedy-Wilson Japan 348	1,357
Keyence Corp. 10,900	2,451
Komatsu Ltd. 41,600	278
Meitec Corp. 102,000	3,833
Misumi Corp. 18,600	508
Mitsubishi Tokyo Financial Group, Inc. 129	1,093
Mizuho Financial Group Inc. 312	1,202
Musashino Bank Ltd. 3,500	131
Nakanishi, Inc. 6,000	397
• Neomax Co., Ltd. 21,000	329
• Nihon Dempa Kogyo Co. Ltd. 14,000	296
Nikko Cordial Corp. 425,600	1,900
Nippon Broadcasting System, Inc. 3,750	168
Nishimatsuya Chain Co. Ltd. 48,700	1,678
Nitori Co. Ltd. 10,580	573
Nitto Denko Corp. 29,600	1,402
NIWS Co. Ltd. 855	2,166
Nomura Holdings, Inc. 79,300	971
Okinawa Cellular Telephone Co. 493	2,321
Olympus Optical Co. Ltd. 246,700	4,774
Orix Corp. 33,900	3,968
Pacific Metals CO Ltd 246,000	1,001
• Park24 Co. Ltd W/I 15,100	257
Park24 Co. Ltd. 15,100	256

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Pasona, Inc. 190	474
Phoenix Electric Co. Ltd 47,200	738
Point, Inc. 82,640	2,226
Promise Co. Ltd. 26,300	1,669
•Roland DG Corp. 16,800	831
•Ryohin Keikaku Co. Ltd. 11,700	522
Sankyo Co., Ltd. Gunma 900	36
Sawai Pharmaceutical Co. Ltd. 10,500	312
•Sega Sammy Holdings Inc. 19,524	905
•Seven-Eleven Japan Co. Ltd. 8,000	231
Sharp Corp. 140,000	1,930
Shinsei Bank Ltd. 182,000	1,183
SMC Corp. 23,100	2,469
Sumitomo Trust and Banking Co. Ltd. 445,200	2,591
Sundrug Co., Ltd. 2,000	54
Sysmex Corp. 53,000	2,066
•Take and Give Needs Co-W I 1,152	1,193
Takeda Chemical Industries Ltd. 121,000	5,834
The Bank of Yokohama Ltd. 247,300	1,476
The Fuji Fire & Marine Insurance Co. Ltd. 10,500	33
Toagosei Chemical Ltd. 177,000	485
Tokyo Broadcasting System, Inc. 35,400	566
Tokyu Corp. 195,100	882
Toto Ltd. 100,000	895
Toyo Tire & Rubber Co., Ltd. 570,000	1,702
Trend Micro Inc. 23,500	1,124
Urban Corporation 11,500	496
USS Co. Ltd. 6,730	543
•Watabe Wedding Corp. 13,700	339
Yamato Transport Co. Ltd. 21,400	288
Yodogawa Steel Works Ltd. 162,000	731
	100,355

Malaysia 0.0%

▶•Airasia BHD 388,000	**128**

Mexico 2.4%

America Mobil SA de CV 799,100	1,760
•Consorcio ARA SA de CV 68,200	183
•Corporacion Geo SA , Series B 1,563,281	2,440

Security and Number of Shares	Value ($ x 1,000)
◆ Grupo Aeroportuario del Sureste SA de CV 29,035	665
◆❽ Grupo Televisa SA de CV 124,300	6,837
•Urbi Desarrollos Urbanos SA de CV 192,300	717
Walmart de Mexico-Ser V 786,000	2,572
	15,174

Netherlands 3.8%

Aalberts Industries NV 26,583	987
AKZO Nobel N.V. 158,000	5,927
•ASM Lithography Holding N.V. 119,600	1,699
•ASML Holding N.V. 17,000	242
❾ Euronext N.V. 236,000	6,815
Fortis N.V. 156,520	3,972
Heineken Holding N.V. 154,000	4,312
	23,954

Norway 1.9%

Aktiv Kapital ASA 70,897	1,187
Ekornes ASA 49,329	1,121
•Fred Olsen Energy ASA 101,546	1,048
Statoil ASA 146,200	2,110
Stolt Offshores S.A 339,030	1,676
•Tandberg Television ASA 328,544	2,375
Telenor ASA 158,800	1,261
•TGS Nopec Geophysical Co. ASA 58,256	1,103
	11,881

Portugal 0.2%

•Impresa Sociedade Gestora de Participacoes SA 107,978	626
•SonaeCom SGPS SA 214,564	906
	1,532

Russia 0.4%

◆Lukoil Holding Co. 11,500	1,431
◆OAO Gazprom SP 8,105	303
•◆Sibneft - Sponsored 22,300	825
	2,559

Singapore 2.0%

•Accord Customer Care Solutions Ltd. 3,695,000	1,708

Security and Number of Shares	Value ($ x 1,000)
Cosco Investments 3,871,520	2,441
DBS Group Holdings Ltd. 138,200	1,295
Jaya Holdings Ltd. 2,051,000	1,269
Osim International Ltd. 455,600	257
•Singapore Airlines Ltd. 74,800	481
Singapore Telecommunications Ltd. 695,407	1,011
Sunningdale Precision Industries Ltd. 1,254,000	629
United Overseas Bank Ltd. 482,000	3,907
	12,998

South Africa 0.6%

Security and Number of Shares	Value ($ x 1,000)
Edgars Consolidated Stores Ltd. 23,900	841
Ellerine Holdings Ltd. 64,905	481
Foschini Ltd. 241,681	1,213
MTN Group Ltd. 155,100	850
Network Healthcare Holdings Ltd. 682,500	601
	3,986

South Korea 2.0%

Security and Number of Shares	Value ($ x 1,000)
Hyundai Motor Co. Ltd. 41,700	2,023
•Kookmin Bank 117,700	3,932
Samsung Electronics Co. Ltd. Preferred 5,600	2,198
SK Telecom Co. Ltd. 26,900	4,217
	12,370

Spain 2.0%

Security and Number of Shares	Value ($ x 1,000)
Aldeasa SA 34,230	1,132
Altadis SA 38,960	1,426
Amadeus Global Travel Distribution SA Class A 49,500	405
Banco Bilbao Vizcaya Argentaria SA 97,155	1,520
Banco Santander Central Hispano SA 74,400	828
Cortefiel SA 126,270	1,646
Grupo Ferrovial SA 20,200	892
Inditex SA 33,200	841
Miquel y Costas & Miquel SA 2,223	141
Prisa-Promotora de Informaciones SA 102,900	1,939
Telefonica SA 107,753	1,774
	12,544

Sweden 1.7%

Security and Number of Shares	Value ($ x 1,000)
Elekta Ab-B 60,269	1,601
•❻Ericsson Telefonab LM AB, Class B 2,031,400	5,883
•◆❻Ericsson Telefonab LM SP 48,600	1,405
Hennes & Mauritz AB, Class B 4,950	144
Q-Med AB 32,146	827
Telelogic AB 307,080	652
	10,512

Switzerland 8.7%

Security and Number of Shares	Value ($ x 1,000)
•Actelion Ltd. 5,800	661
Clariant AG 160,405	2,163
•❺Credit Suisse Croup 216,700	7,386
Galenica Holding AG 1,595	264
Geberit AG 730	474
Givaudan AG 7,150	4,454
Julius Baer Holding AG, Class B 3,315	924
•Leica Geosystems AG 4,704	1,129
Lonza Group AG 117,000	5,697
❶Nestle SA 38,332	9,037
Novartis AG 133,000	6,321
•Roche Holding AG Genusschein 15,200	1,549
Saia-Burgess Electronics AG 504	281
Serono SA, Class B 4,199	2,602
Swatch Group AG 23,200	3,099
•Syngenta AG 37,700	3,584
•Temenos Group AG 56,142	397
United Bank of Switzerland AG 72,050	5,175
	55,197

Taiwan 0.6%

Security and Number of Shares	Value ($ x 1,000)
◆Chunghwa Telecom Co. Ltd. 65,900	1,242
•Eva Airways Corp. 1,237,669	491
Hon Hai Precision Industry Co. Ltd. 549,550	2,024
	3,757

Thailand 0.0%

Security and Number of Shares	Value ($ x 1,000)
Advanced Info Service Public Co. Ltd. 69,000	**157**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Turkey 0.5%	
• Boyner Buyuk Magazacilik 407,063,360	508
•◆ Dogan Yayin Holding A/S 191,530,047	682
Eregli Demir Ve Celik Fabrikalari 20,076,534	80
Migros Turkey TAS 141,847,389	871
• Otokar Otobus Karoseri Sanayi A/S 173,219,008	763
	2,904
United Kingdom 17.9%	
Abbot Group PLC 130,640	510
• Acambis PLC 68,020	328
Aegis Group PLC 1,900,000	3,551
Allied Domecq PLC 72,316	642
• Ashtead Group PLC 1,706,580	2,119
Associated British Ports Holdings PLC 596,000	5,045
• AstraZeneca PLC 3,900	160
BG Group PLC 430,800	2,802
BP PLC 347,600	3,360
British Sky Broadcasting Group PLC 602,801	5,616
Cadbury Schweppes PLC 692,000	5,738
• Cairn Energy PLC 35,000	944
Capital Group PLC 230,400	1,485
Carnival PLC 62,709	3,311
Cattles PLC 94,900	619
• Cobham PLC 27,600	699
Compass Group PLC 383,200	1,580
• CSR PLC 221,151	1,358
❹ Diageo PLC 588,000	7,849
Domino Printing Sciences PLC 30,217	136
• Enodis PLC 1,515,000	2,408
❷ GlaxoSmithKline PLC 388,000	8,154
HSBC Holdings PLC − (UK) 176,500	2,844
Imperial Chemical Industries PLC 203,640	782
Intertek Group 45,000	567
ITV PLC 1,587,202	3,112
Johnston Press PLC F P 69,800	704
Kesa Electricals PLC 147,360	734
Kingfisher PLC 611,963	3,389
• Lloyds TSB Group PLC 523,000	4,130

Security and Number of Shares	Value ($ x 1,000)
Man Group PLC 34,900	836
McCarthy & Stone PLC 40,300	428
Michael Page Group PLC 1,188,800	3,747
Morrison Wm. Supermarkets 185,416	770
Next PLC 39,300	1,203
• Orascom Telecommunications 42,700	730
Pearson PLC 81,600	894
Reckitt Benkiser PLC 82,297	2,253
Reed Elsevier PLC 575,000	5,126
RTL Group SA 9,660	640
S I G PLC 35,527	324
Savills PLC 22,457	168
Signet Group PLC 2,700,000	5,256
Smith & Nephew PLC 158,700	1,345
Standard Chartered PLC 158,900	2,834
◆ Stolt Comex Seaway ADR 184,547	939
❿ Tesco PLC 1,261,100	6,632
• Ultra Electronics Holdings PLC 73,431	833
• Vodafone Group PLC 1,357,000	3,469
Whatman PLC 150,160	550
	113,653

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.2% of net assets		
U.S. Government Securities 0.2%		
▲ U.S. Treasury Bills 1.63%, 12/16/04	1,500	**1,497**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 3.6% of net assets	
Other Investment Companies 3.6%	
▲ Provident Institutional Funds − TempFund 22,684,772	**22,685**

End of investments.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index expires 12/16/04	24	6,782	**119**

Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/01/04	Australian Dollars	72	U.S. Dollars	54	—*
11/01/04	Canadian Dollars	105	U.S. Dollars	86	—*
11/01/04	Danish Krones	3,210	U.S. Dollars	551	(1)
11/01/04	European Euro	135	U.S. Dollars	172	(1)
11/01/04	Hong Kong Dollars	1,074	U.S. Dollars	138	—*
11/01/04	Japanese Yen	9,455	U.S. Dollars	89	—*
11/01/04	Norwegian Krona	5,958	U.S. Dollars	927	5
11/01/04	Swedish Krona	756	U.S. Dollars	107	—*
11/01/04	Swiss Francs	39	U.S. Dollars	33	—*
11/01/04	U.S. Dollars	180	British Pounds	98	—*
11/01/04	U.S. Dollars	24	Danish Krone	140	—*
11/01/04	U.S. Dollars	379	European Euro	298	—*
11/01/04	U.S. Dollars	88	Swiss Francs	106	(1)
11/02/04	Canadian Dollars	49	U.S. Dollars	40	—*
11/02/04	European Euro	121	U.S. Dollars	154	(1)
11/02/04	South African Rand	739	U.S. Dollars	120	2
11/02/04	Swedish Krona	717	U.S. Dollars	101	—*
11/02/04	Swiss Francs	36	U.S. Dollars	30	—*
11/02/04	U.S. Dollars	16	Danish Krone	95	—*
11/02/04	U.S. Dollars	58	European Euro	46	—*
11/02/04	U.S. Dollars	387	Japanese Yen	41,007	—*
11/02/04	U.S. Dollars	12	Swiss Francs	14	—*
11/03/04	European Euro	18	U.S. Dollars	23	—*
11/03/04	South African Rand	1,213	U.S. Dollars	197	3
11/03/04	Swiss Francs	48	U.S. Dollars	40	—*
11/03/04	U.S. Dollars	48	Danish Krone	278	—*
11/03/04	U.S. Dollars	23	European Euro	18	—*
11/03/04	U.S. Dollars	11	Swiss Francs	13	—*
11/04/04	Japanese Yen	27,668	U.S. Dollars	261	(1)

All numbers x 1,000 except number of futures contracts.

Foreign Currency Contracts (continued)

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
▸11/04/04	South African Rand	1,140	U.S. Dollars	186	1
11/04/04	U.S. Dollars	16	Japanese Yen	1,654	—*
▸11/05/04	South African Rand	311	U.S. Dollars	51	1
					7

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
07/13/05	U.S. Dollars	10,424	British Pounds	5,800	(32)
07/14/05	U.S. Dollars	10,483	British Pounds	5,800	27
					(5)

* Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$632,276
Foreign currency	1,872
Receivables:	
Fund shares sold	1,016
Dividends	728
Due from brokers for futures	16
Foreign tax reclaims	306
Investments sold	4,093
Unrealized appreciation on foreign currency contracts	12
Unrealized appreciation on forward foreign currency contracts	27
Prepaid expenses	+ 105
Total assets	**640,451**

Liabilities

Payables:	
Fund shares redeemed	540
Investments bought	6,363
Investment adviser and administrator fees	28
Transfer agency and shareholder service fees	11
Withholding taxes	11
Unrealized depreciation on foreign currency contracts	5
Unrealized depreciation on forward foreign contracts	32
Accrued expenses	+ 174
Total liabilities	**7,164**

Net Assets

Total assets	640,451
Total liabilities	− 7,164
Net assets	**$633,287**

Net Assets by Source

Capital received from investors	633,397
Distributions in excess of net investment income	(221)
Net realized capital losses	(86,354)
Net unrealized capital gains	86,465

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$551,940		40,635		$13.58
Select Shares	$81,347		5,979		$13.61

Unless stated, all numbers x 1,000.

The fund paid $545,991 for these securities.

Includes certain restricted but deemed liquid 144A securities worth $555 or 0.1% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$577,938
Sales/maturities	$303,634

The fund paid $1,847 for these currencies.

These derive from investments, foreign currency transactions and futures.

Federal Tax Data

Portfolio cost	$551,348
Net unrealized gains and losses:	
Gains	$89,549
Losses	+ (8,621)
	$80,928
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,221
Long-term capital gains	$–
Capital losses utilized	$15,097
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$25,229
2010	53,351
2011	+ 3,747
	$82,327
Reclassifications:	
Net investment income not yet distributed	($496)
Reclassified as:	
Net realized capital gains	$506
Capital received from investors	($10)

See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$8,586
Interest	+	10
Total investment income		**8,596**

Net of $1,049 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments		13,734
Net realized losses on foreign currency transactions		(1,163)
Net realized gains on futures contracts	+	382
Net realized gains		**12,953**

Net Unrealized Gains and Losses

Net unrealized gains on investments		39,633
Net unrealized gains on foreign currency transactions		16
Net unrealized losses on futures contracts	+	(24)
Net unrealized gains		**39,625**

Expenses

Investment adviser and administrator fees		6,665
Transfer agent and shareholder service fees:		
Investor Shares		1,123
Select Shares		54
Trustees' fees		7
Custodian and portfolio accounting fees		896
Professional fees		51
Registration fees		77
Shareholder reports		110
Other expenses	+	15
Total expenses		8,998
Expense reduction	–	1,191
Net expenses		**7,807**

Calculated as 1.40% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,155 from the investment adviser (CSIM) and $36 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005 for Investor Shares and February 28, 2006 for Select Shares, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.65
Select Shares	1.47

This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		8,596
Net expenses	–	7,807
Net investment income		**789**
Net realized gains		12,953
Net unrealized gains	+	39,625
Increase in net assets from operations		**$53,367**

These add up to a net gain on investments of $52,578

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$789	$740
Net realized gains or losses	12,953	(6,081)
Net unrealized gains	+ 39,625	80,329
Increase in net assets from operations	**53,367**	**74,988**

Distributions Paid

	11/1/03–10/31/04	11/1/02–10/31/03
Dividends from Net Investment Income		
Investor Shares	1,007	14
Select Shares	+ –	–
Total dividends from net investment income	**$1,007**	**$14**

Transactions in Fund Shares

	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 VALUE	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 VALUE
Shares Sold				
Investor Shares	22,257	$290,173	6,539	$66,048
Select Shares	+ 6,216	82,103	–	–
Total shares sold	**28,473**	**$372,276**	**6,539**	**$66,048**
Shares Reinvested				
Investor Shares	77	$938	2	$13
Select Shares	+ –	–	–	–
Total shares reinvested	**77**	**$938**	**2**	**$13**
Shares Redeemed				
Investor Shares	(6,975)	($91,166)	(4,801)	($44,770)
Select Shares	+ (237)	(3,110)	–	–
Total shares redeemed	**(7,212)**	**($94,276)**	**(4,801)**	**($44,770)**
Net transactions in fund shares	**21,338**	**$278,938**	**1,740**	**$21,291**

Shares Outstanding and Net Assets

	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 NET ASSETS	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 NET ASSETS
Beginning of period	25,276	$301,989	23,536	$205,724
Total increase	+ 21,338	331,298	1,740	96,265
End of period	**46,614**	**$633,287**	**25,276**	**$301,989**

Unless stated, all numbers x 1,000.

Unaudited

The fund designates $1,007 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions are:

Current year	
Ordinary income	$1,007
Long-term capital gains	$–
Prior year	
Ordinary income	$14
Long-term capital gains	$–

The fund started offering Select Shares on April 2, 2004.

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchases:

Current period	
Investor Shares	$129
Select Shares	+ 24
Total	**$153**
Prior period	
Investor Shares	$52
Select Shares	+ –
Total	**$52**

Dollar amounts are net of the redemption fees.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $221 and distributable net investment income of $493 at the end of the current period and prior period, respectively.

See financial notes. 69

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their multi-manager strategy began on June 3, 2002. Also, effective November 1, 2004 the Schwab MarketMasters Funds were renamed the Laudus MarketMasters Funds.

The Trust and Its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
   Schwab S&P 500 Fund
   Schwab Small-Cap Index Fund
   Schwab Total Stock Market Index Fund
   Schwab International Index Fund
   Schwab MarketTrack All Equity Portfolio
   Schwab MarketTrack Growth Portfolio
   Schwab MarketTrack Balanced Portfolio
   Schwab MarketTrack Conservative Portfolio
   Laudus U.S. MarketMasters Fund
   Laudus Balanced MarketMasters Fund
   Laudus Small-Cap MarketMasters Fund
   Laudus International MarketMasters Fund
   Schwab Core Equity Fund
   Schwab Dividend Equity Fund
   Schwab Small-Cap Equity Fund
   Schwab Hedged Equity Fund
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
   Schwab Institutional Select S&P 500 Fund
   Schwab Institutional Select Large-Cap Value Index Fund
   Schwab Institutional Select Small-Cap Value Index Fund

Laudus MarketMasters Funds offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the funds must give the broker a deposit of cash and/or securities (the "initial margin") whenever they enter into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Futures are traded publicly on exchanges, and their market value changes daily. The funds record the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may also sell securities short (selling securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Laudus Balanced MarketMasters Fund and Laudus International MarketMasters Fund invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Similar to futures, forwards are agreements directly between two parties, however forwards are not publicly traded.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity.

71

The definitions of a Credit Event and the settlement mechanism used to determine the Contingent Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

The funds are authorized to write and purchase put and call options. The risk in writing a call option is that a fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the funds may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The funds also have the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The adviser is responsible for compensating each fund's investment managers.

The funds may engage in certain transactions involving affiliates. Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/04 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
Laudus U.S. MarketMasters Fund	632	345	1.77
Laudus Small-Cap MarketMasters Fund	–	249	1.92

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales, foreign currency transactions and paydown gains and losses.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the funds' Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been delisted from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International MarketMasters Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Swap agreements:** each open contract is valued at fair value using guidelines adopted by the funds' Board of Trustees, using a formula that varies with the specific terms of the agreement.

- **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued or dividends paid on securities sold short are recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. Each fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities. Each fund begins recording income on swaps based on the effective date and terms of the swap agreement. Interest is paid to or received from the counterparty periodically. Realized gains and losses are recognized on interest rate swaps at the termination or closing of the agreement. Credit Default swaps record gains or losses when a credit event occurs involving the underlying entity.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Laudus U.S. MarketMasters Fund, Laudus Balanced MarketMasters Fund, Laudus Small-Cap MarketMasters Fund and Laudus International MarketMasters Fund (four of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the Funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1.800.435.4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1.800.435.4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com/marketmasters

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1.800.435.4000,** day or night (for TDD service, call **1.800.345.2550**).

TeleBroker®
Use our automated touch-tone phone service at **1.800.272.4922.**

Mail
Write to Laudus MarketMasters Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/marketmasters, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1.800.435.4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Laudus Funds™

Laudus MarketMasters Funds™
Laudus U.S. MarketMasters Fund™
Laudus Balanced MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™

Laudus Rosenberg U.S. Equity Funds
Laudus Rosenberg U.S. Large Capitalization Fund
Laudus Rosenberg U.S. Large Capitalization Growth Fund
Laudus Rosenberg U.S. Discovery Fund
Laudus Rosenberg U.S. Small Capitalization Growth Fund

Laudus Rosenberg Equity Funds
Laudus Rosenberg International Equity Fund
Laudus Rosenberg International Small Capitalization Fund
Laudus Rosenberg European Fund

Laudus Rosenberg Long/Short Funds
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund
Laudus Rosenberg Global Long/Short Equity Fund
Laudus Rosenberg Value Long/Short Equity Fund

The Laudus Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by Laudus Distributor, Inc.; and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust, and distributed by Charles Schwab & Co., Inc.



LAUDUS FUNDS™

COMMAND PERFORMANCE™

For More Information about the Funds:

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA
94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Laudus MarketMasters Funds™
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

 REG13812-07

Schwab MarketTrack Portfolios®

Annual Report
October 31, 2004

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles SCHWAB

*Four portfolios that combine the power of indexing
with the benefits of asset allocation.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As we get ready for 2005, I want to remind you that you might want to add one more item to your list of New Year's resolutions—to review and, if necessary, rebalance your investment portfolio. After all, staying on track is as important in investing as it is in any other part of life. No matter whether it's a good or bad investment climate, you need to make sure that you own a diversified mix of investments and that your asset allocation matches your individual goals, time frame and tolerance for risk.

One efficient way to be diversified is by owning a broad-based mutual fund. Equity mutual funds also can help you to diversify the stock side of your portfolio. While our experienced portfolio managers adhere to each fund's objective, it still is important to review your portfolio to make sure the holdings in your funds don't overlap and you're not overconcentrated in one asset class.

On a final note, I'm very happy to announce that Evelyn Dilsaver has been named CEO and President of SchwabFunds®. Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I am very excited about my new role as President and CEO of SchwabFunds®. I believe that my experience at Schwab has prepared me well for this role, as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

One of the relevant choices is SchwabFunds' MarketTrack Portfolios. Each of the four portfolios' exposure to a broad spectrum of U.S. and international securities may make it an appropriate choice for long-term investors seeking diversification across a variety of asset classes in a single fund. Each portfolio has been designed to help shareholders implement an asset-allocation plan. So whether you want an all-equity fund or one that includes exposure to the fixed-income sector, you can gain diversification that might otherwise be impossible because of the costs associated with investing in so many individual securities.

I also want to let you know that we plan to continue to provide and expand information on SchwabFunds on schwab.com. Providing this information is one of the many ways we help individual investors choose investments that are appropriate for their financial goals and time horizons.

I look forward to serving you in my new role. I also want to remind you that your trust is very important to us, and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

Evelyn Dilsaver

2   Schwab MarketTrack Portfolios



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of each of the portfolios. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the portfolios. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to pick up some steam. In fact, aside from a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were based on surging oil prices, which had hit an all-time high amid fears of supply interruptions. And while commodity prices moderated somewhat later in the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices had effectively eroded many consumers' purchasing power. Geopolitical events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.



Kimon Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, is responsible for the overall management of the bond and cash portions of the Schwab MarketTrack Portfolios. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

The MarketTrack Portfolios incorporate a mix of different asset classes. Accordingly, their returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within the portfolios. By spreading their exposure over various asset classes, the MarketTrack Portfolios are designed to provide more stable returns while seeking to reduce risk over various market cycles.

During this period, bonds did well, up 5.53%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. But it was more the strength in the equity markets that helped to boost returns in the MarketTrack portfolios.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 5.53% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 1.03% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab MarketTrack All Equity Portfolio™ **11.75%**
Benchmark **11.18%**

Performance Details . . . . page 6

Schwab MarketTrack Growth Portfolio™ **9.94%**
Benchmark **9.84%**

Performance Details . . . . page 8

Schwab MarketTrack Balanced Portfolio™ **8.61%**
Benchmark **8.27%**

Performance Details . . . . page 10

Schwab MarketTrack Conservative Portfolio™ **7.38%**
Benchmark **7.09%**

Performance Details . . . . page 12

The Schwab MarketTrack All Equity Portfolio did well over the report period due to its 100% allocation to equities, which performed better than fixed-income securities. Performance for the period was up 11.75%, slightly outperforming its benchmark. The fund's 30% allocation to international stocks, along with its 25% allocation to small-cap stocks, which led the market for much of the report period, were key to the portfolio's strong performance.

The Schwab MarketTrack Growth Portfolio also did well. It was up 9.94%, slightly outperforming its benchmark for the report period. The portfolio's performance was helped by its exposure to international and small-cap stocks. Its allocation to fixed income—an asset class that tends to be less volatile—also added positive returns, although not as strong as equities during the period.

The Schwab MarketTrack Balanced Portfolio returned 8.61% during the period, outperforming its benchmark. The portfolio is weighted toward equities but also includes fixed-income investments to add income and reduce volatility. While equities were the stronger performers during the period, the 40% fixed-income allocation (35% bonds/5% cash) also contributed positive returns, while seeking to reduce overall risk.

The Schwab MarketTrack Conservative Portfolio did well during the period as it was up 7.38%, outperforming its benchmark. Equities performed well and contributed positively to the portfolio's return. While equities were the stronger performers, the 60% fixed-income allocation (55% bonds/5% cash) also contributed positive returns, while seeking to reduce overall risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab MarketTrack All Equity Portfolio™

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- Portfolio
- Benchmark: **All Equity Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



15%
10%
5%
0%
-5%
11.75%
11.18%
7.89%
-0.36%
1.72%
-1.72%
1.95%[3]
3.25%[4]
-2.62%[3]
1 Year
5 Years

[3] **Since Inception: 5/19/98**
[4] **Since: 6/1/98**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

- $11,331 **Portfolio**
- $12,278 **All Equity Composite Index**
- $11,105 **S&P 500® Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
10/98
10/99
10/00
10/01
10/02
10/03
10/04
5/19/98

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	5
Weighted Average Market Cap ($ x 1,000,000)	$57,763
Price/Earnings Ratio (P/E)	23.8
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	7%
Minimum Initial Investment[2]	$1,000
($500 for retirement and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares®	44.7%
❷ **Schwab International Index Fund®** Select Shares	30.0%
❸ **Schwab Small-Cap Index Fund®** Select Shares	25.1%
Total	**99.8%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 44.7% **Large-Cap Stocks**
- 30.0% **International Stocks**
- 25.0% **Small-Cap Stocks**
- 0.3% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio™

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.



Portfolio
Benchmark: Growth Composite Index
Fund Category: Morningstar Large-Cap Blend
15%
10%
5%
0%
-5%
9.94%
9.84%
7.89%
1.17%
2.75%
-1.72%
7.46%[3]
7.69%[4]
4.29%[3]
1 Year
5 Years
[3] Since Inception: 11/20/95
[4] Since: 12/1/95

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- $19,062 **Portfolio**
- $19,357 **Growth Composite Index**
- $21,750 **S&P 500® Index**
- $18,122 **Lehman Brothers U.S. Aggregate Bond Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
11/20/95
10/96
10/98
10/00
10/02
10/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



	Value	Blend	Growth	
Large				
Medium				Market Cap
Small				

Statistics

Number of Holdings	507
Weighted Average Market Cap ($ x 1,000,000)	$59,403
Price/Earnings Ratio (P/E)	23.9
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate	9%
Minimum Initial Investment[2]	$1,000
($500 for retirement and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares®	23.5%
❷ **Schwab Small-Cap Index Fund**® Select Shares	20.2%
❸ **Schwab International Index Fund**® Select Shares	20.1%
❹ **Schwab Total Bond Market Fund**™	14.8%
❺ **Schwab Value Advantage Money Fund**® Investor Shares	4.5%
❻ **General Electric Co.**	0.6%
❼ **Exxon Mobil Corp.**	0.5%
❽ **Microsoft Corp.**	0.5%
❾ **Citigroup, Inc.**	0.4%
❿ **Wal-Mart Stores, Inc.**	0.4%
Total	**85.5%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 40.0% **Large-Cap Stocks**
- 20.2% **Small-Cap Stocks**
- 20.1% **International Stocks**
- 14.8% **Bonds**
- 4.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Balanced Portfolio™

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **Balanced Composite Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



1 Year — 8.61% | 8.27% | 7.40%

5 Years — 2.71% | 3.85% | 2.24%

7.22%[3] | 7.50%[4] | 4.29%[3]

[3] **Since Inception: 11/20/95**
[4] **Since: 12/1/95**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $18,674 **Portfolio**
- ■ $19,056 **Balanced Composite Index**
- ■ $21,750 **S&P 500® Index**
- □ $18,122 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	34.7%
❷ **Schwab S&P 500 Fund** Select Shares®	17.3%
❸ **Schwab International Index Fund**® Select Shares	15.3%
❹ **Schwab Small-Cap Index Fund**® Select Shares	15.1%
❺ **Schwab Value Advantage Money Fund**® Investor Shares	4.5%
❻ **General Electric Co.**	0.4%
❼ **Exxon Mobil Corp.**	0.4%
❽ **Microsoft Corp.**	0.4%
❾ **Citigroup, Inc.**	0.3%
❿ **Wal-Mart Stores, Inc.**	0.3%
Total	**88.7%**

Statistics

Number of Holdings	507
Portfolio Turnover Rate	11%
Minimum Initial Investment[2]	$1,000
($500 for retirement and custodial accounts)	

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 34.7% **Bonds**
- 29.9% **Large-Cap Stocks**
- 15.3% **International Stocks**
- 15.1% **Small-Cap Stocks**
- 5.0% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab MarketTrack Conservative Portfolio™

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio**
- Benchmark: **Conservative Composite Index**
- Fund Category: **Morningstar Conservative Allocation**



15%
10%
5%
0%
-5%
7.38%
7.09%
6.03%
4.13%
4.85%
3.74%
6.83%[3]
7.05%[4]
5.08%[3]
1 Year
5 Years
[3] Since Inception: 11/20/95
[4] Since: 12/1/95

TThe performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- $18,079 **Portfolio**
- $18,363 **Conservative Composite Index**
- $21,750 **S&P 500® Index**
- $18,122 **Lehman Brothers U.S. Aggregate Bond Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
10/96
10/98
10/00
10/02
10/04
11/20/95

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	54.9%
❷ **Schwab S&P 500 Fund** Select Shares®	14.6%
❸ **Schwab International Index Fund®** Select Shares	10.2%
❹ **Schwab Small-Cap Index Fund®** Select Shares	10.1%
❺ **Schwab Value Advantage Money Fund®** Investor Shares	4.1%
❻ **General Electric Co.**	0.2%
❼ **Exxon Mobil Corp.**	0.2%
❽ **Microsoft Corp.**	0.2%
❾ **Wal-Mart Stores, Inc.**	0.1%
❿ **Citigroup, Inc.**	0.1%
Total	**94.7%**

Statistics

Number of Holdings	507
Portfolio Turnover Rate	10%
Minimum Initial Investment[2]	$1,000
($500 for retirement and custodial accounts)	

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 54.9% **Bonds**
- 20.1% **Large-Cap Stocks**
- 10.2% **International Stocks**
- 10.1% **Small-Cap Stocks**
- 4.7% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab MarketTrack **All Equity Portfolio™**				
Actual Return	0.50%	$1,000	$1,044.00	$2.57
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54
Schwab MarketTrack **Growth Portfolio™**				
Actual Return	0.50%	$1,000	$1,040.10	$2.56
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54
Schwab MarketTrack **Balanced Portfolio™**				
Actual Return	0.50%	$1,000	$1,039.70	$2.56
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54
Schwab MarketTrack **Conservative Portfolio™**				
Actual Return	0.50%	$1,000	$1,039.60	$2.56
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each fund are equal to that fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab MarketTrack All Equity Portfolio™

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.43	7.60	9.06	12.06	11.48
Income or loss from investment operations:					
Net investment income	0.08	0.09	0.05	0.22	0.04
Net realized and unrealized gains or losses	1.02	1.85	(1.32)	(2.99)	0.69
Total income or loss from investment operations	1.10	1.94	(1.27)	(2.77)	0.73
Less distributions:					
Dividends from net investment income	(0.09)	(0.09)	(0.05)	(0.22)	(0.05)
Distributions from net realized gains	–	(0.02)	(0.14)	(0.01)	(0.10)
Total distributions	(0.09)	(0.11)	(0.19)	(0.23)	(0.15)
Net asset value at end of period	10.44	9.43	7.60	9.06	12.06
Total return (%)	11.75	25.77	(14.40)	(23.27)	6.37
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.57[2]
Gross operating expenses[1]	0.76	0.76	0.77	0.77	0.84
Net investment income	0.83	1.10	0.58	1.93	0.05
Portfolio turnover rate	7	10	15	5	3
Net assets, end of period ($ x 1,000,000)	450	427	353	405	441

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[2] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top Holding

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Other Investment Companies	449,555	449,229
0.3% Short-Term Investment	1,305	1,305
0.0% U.S. Treasury Obligation	110	110
100.1% Total Investments	450,970	450,644
(0.1)% Other Assets and Liabilities, Net		(446)
100.0% Total Net Assets		450,198

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 99.8% of net assets	
▮❷ Schwab International Index Fund, Select Shares 9,114,006	135,160
▮▲❶ Schwab S&P 500 Fund, Select Shares 11,381,715	201,229
▮❸ Schwab Small-Cap Index Fund, Select Shares 5,653,311	112,840
	449,229

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.3% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	1,305	**1,305**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 1.65%, 12/16/04	110	**110**

End of investments.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	6	1,695	**6**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value		$450,644
Receivables:		
Fund shares sold		92
Due from brokers for futures		4
Prepaid expenses	+	13
Total assets		**450,753**

The fund paid $450,970 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$33,282
Sales/maturities	$55,212

Liabilities

Payables:		
Fund shares redeemed		454
Investment adviser and administrator fees		7
Transfer agent and shareholder service fees		9
Trustees' fees		1
Accrued expenses	+	84
Total liabilities		**555**

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds

S&P 500 Fund	2.4%
Small-Cap Index Fund	6.9%
International Index Fund	10.9%

Net Assets

Total assets		450,753
Total liabilities	−	555
Net assets		**$450,198**

Net Assets by Source

Capital received from investors	490,458
Distributions in excess of net investment income	(1,897)
Net realized capital losses	(38,043)
Net unrealized capital losses	(320)

These derive from investments and futures.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$450,198		43,139		$10.44

Federal Tax Data

Portfolio Cost	$457,101

Net unrealized gains and losses:

Gains	$23,316
Losses	+ (29,773)
	($6,457)

As of December 31, 2003:

Net undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 12/31 of:	Loss amount:
2010	$11,058
2011	+ 13,010
	$24,068

Reclassifications:

Net investment income not yet distributed	$1
Reclassified as:	
Capital received from investors	($1)

See financial notes. 17

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$6,042
Interest	+	10
Total investment income		**6,052**

Net Realized Gains and Losses

Net realized losses on investments		(5,487)
Net realized gains on futures contracts	+	171
Net realized losses		**(5,316)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		50,813
Net unrealized losses on futures contracts	+	(47)
Net unrealized gains		**50,766**

Expenses

Investment adviser and administrator fees		1,999
Transfer agent and shareholder service fees		1,136
Trustees' fees		8
Custodian fees		41
Portfolio accounting fees		61
Professional fees		34
Registration fees		27
Shareholder reports		124
Other expenses	+	7
Total expenses		3,437
Expense reduction	−	1,165
Net expenses		**2,272**

Increase in Net Assets from Operations

Total investment income		6,052
Net expenses	−	2,272
Net investment income		**3,780**
Net realized losses		(5,316)
Net unrealized gains	+	50,766
Increase in net assets from operations		**$49,230**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $45,450.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

		11/1/03–10/31/04	11/1/02–10/31/03
Net investment income		$3,780	$4,133
Net realized losses		(5,316)	(10,097)
Net unrealized gains	+	50,766	94,425
Increase in net assets from operations		**49,230**	**88,461**

Distributions Paid

		11/1/03–10/31/04	11/1/02–10/31/03
Dividends from net investment income		4,156	3,978
Distributions from net realized gains	+	—	837
Total distributions paid		**$4,156**	**$4,815**

Transactions in Fund Shares

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		6,823	$68,910	7,189	$58,084
Shares reinvested		409	4,002	618	4,696
Shares redeemed	+	(9,423)	(95,049)	(8,992)	(72,607)
Net transactions in fund shares		**(2,191)**	**($22,137)**	**(1,185)**	**($9,827)**

Shares Outstanding and Net Assets

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		45,330	$427,261	46,515	$353,442
Total increase or decrease	+	(2,191)	22,937	(1,185)	73,819
End of period		**43,139**	**$450,198**	**45,330**	**$427,261**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $4,117 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:
Current period
Ordinary income	$4,156
Long-term capital gains	$–

Prior period
Ordinary income	$3,978
Long-term capital gains	$837

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $1,897 and $1,522 at the end of the current period and the prior period, respectively.

Schwab MarketTrack Growth Portfolio™

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	14.36	12.05	13.88	17.22	16.37
Income or loss from investment operations:					
Net investment income	0.21	0.18	0.19	0.41	0.22
Net realized and unrealized gains or losses	1.21	2.33	(1.62)	(3.22)	0.94
Total income or loss from investment operations	1.42	2.51	(1.43)	(2.81)	1.16
Less distributions:					
Dividends from net investment income	(0.21)	(0.20)	(0.24)	(0.44)	(0.18)
Distributions from net realized gains	–	–	(0.16)	(0.09)	(0.13)
Total distributions	(0.21)	(0.20)	(0.40)	(0.53)	(0.31)
Net asset value at end of period	15.57	14.36	12.05	13.88	17.22
Total return (%)	9.94	21.18	(10.78)	(16.71)	7.08
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.57[2]
Gross operating expenses[1]	0.73	0.74	0.75	0.74	0.82
Net investment income	1.35	1.48	1.35	2.58	1.32
Portfolio turnover rate	9	9	21	10	12
Net assets, end of period ($ x 1,000,000)	614	578	510	511	566

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
   The income received by the portfolio from underlying funds is reduced by those expenses.
[2] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top Ten Holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
83.1% Other Investment Companies	460,675	509,619
16.5% Common Stock	69,232	101,454
0.4% Short-Term Investment	2,653	2,653
100.0% Total Investments	532,560	613,726
0.0% Other Assets and Liabilities, Net		102
100.0% Total Net Assets		613,828

Security and Number of Shares	Value ($ x 1,000)

Common Stock 16.5% of net assets

Aerospace / Defense 0.3%

The Boeing Co. 8,078	402
Crane Co. 300	9
General Dynamics Corp. 2,000	204
Goodrich Corp. 1,100	34
Lockheed Martin Corp. 4,300	237
Northrop Grumman Corp. 3,592	186

Security and Number of Shares	Value ($ x 1,000)
Raytheon Co. 3,900	142
Rockwell Automation, Inc. 1,900	79
Rockwell Collins, Inc. 1,900	68
Textron, Inc. 1,500	102
United Technologies Corp. 5,000	464
	1,927

Air Transportation 0.2%

• Delta Air Lines, Inc. 1,300	7
FedEx Corp. 2,920	266
Sabre Holdings Corp., Class A 1,283	28
Southwest Airlines Co. 7,480	118
United Parcel Service, Inc., Class B 10,818	856
	1,275

Alcoholic Beverages 0.1%

Adolph Coors Co., Class B 400	27
Anheuser-Busch Cos., Inc. 7,800	389
Brown-Forman Corp., Class B 1,204	54
	470

Apparel 0.1%

• Coach, Inc. 1,800	84
Jones Apparel Group, Inc. 1,200	42
Liz Claiborne, Inc. 1,200	49
Nike, Inc., Class B 2,500	203
Reebok International Ltd. 500	19
VF Corp. 1,200	65
	462

Automotive Products / Motor Vehicles 0.2%

Cooper Tire & Rubber Co. 700	14
Cummins, Inc. 400	28
Dana Corp. 1,578	23
Danaher Corp. 2,800	154
Delphi Corp. 5,743	48
Eaton Corp. 1,400	90
Ford Motor Co. 18,103	236
General Motors Corp. 5,425	209
Genuine Parts Co. 1,800	72
• Goodyear Tire & Rubber Co. 1,600	16
Harley-Davidson, Inc. 3,000	173
• Navistar International Corp. 700	24
Visteon Corp. 1,558	11
	1,098

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Banks 1.3%	
AmSouth Bancorp. 3,300	87
Bank of America Corp. 39,124	1,752
The Bank of New York Co., Inc. 7,300	237
BB&T Corp. 5,300	218
Comerica, Inc. 1,700	105
Fifth Third Bancorp 5,369	264
First Horizon National Corp. 1,200	52
Huntington Bancshares, Inc. 2,262	54
JPMorgan Chase & Co. 34,315	1,325
KeyCorp, Inc. 4,400	148
M&T Bank Corp. 1,198	123
Marshall & Ilsley Corp. 2,056	86
Mellon Financial Corp. 4,100	119
National City Corp. 6,100	238
North Fork Bancorp., Inc. 3,000	132
Northern Trust Corp. 2,200	94
PNC Financial Services Group, Inc. 2,800	146
Regions Financial Corp. 4,542	159
SouthTrust Corp. 3,400	148
State Street Corp. 3,300	149
SunTrust Banks, Inc. 3,500	246
Synovus Financial Corp. 2,750	75
U.S. Bancorp 18,662	534
Wachovia Corp. 12,884	634
Wells Fargo & Co. 16,415	980
Zions Bancorp. 900	60
	8,165
Business Machines & Software 1.5%	
Adobe Systems, Inc. 2,400	134
• Apple Computer, Inc. 3,200	168
Autodesk, Inc. 1,200	63
• BMC Software, Inc. 2,400	45
• Cisco Systems, Inc. 66,300	1,274
• Compuware Corp. 3,600	21
• Comverse Technology, Inc. 1,400	29
• Dell, Inc. 24,600	863
• EMC Corp. 23,186	298
• Gateway, Inc. 3,100	18
Hewlett-Packard Co. 29,903	558
International Business Machines Corp. 16,200	1,454

Security and Number of Shares	Value ($ x 1,000)
• Lexmark International, Inc., Class A 1,300	108
❽ Microsoft Corp. 104,200	2,917
• NCR Corp. 1,000	56
• Network Appliance, Inc. 3,400	83
• Novell, Inc. 3,200	23
• Oracle Corp. 50,648	641
Pitney Bowes, Inc. 2,300	101
• Siebel Systems, Inc. 4,300	41
• Sun Microsystems, Inc. 30,800	140
• Unisys Corp. 3,100	33
• Xerox Corp. 7,800	115
	9,183
Business Services 0.7%	
• Affiliated Computer Services, Inc., Class A 671	37
• Allied Waste Industries, Inc. 3,100	25
• Apollo Group, Inc., Class A 1,700	112
Automatic Data Processing, Inc. 5,700	247
Cendant Corp. 9,532	196
Cintas Corp. 1,638	71
• Citrix Systems, Inc. 1,800	43
Computer Associates International, Inc. 5,625	156
• Computer Sciences Corp. 1,680	83
• Convergys Corp. 1,354	18
Deluxe Corp. 700	27
• eBay, Inc. 6,268	612
Electronic Data Systems Corp. 4,600	98
Equifax, Inc. 1,200	31
First Data Corp. 8,688	359
• Fiserv, Inc. 1,800	64
H&R Block, Inc. 1,700	81
IMS Health, Inc. 2,300	49
• Interpublic Group of Cos., Inc. 3,700	45
• Intuit, Inc. 1,972	90
• Mercury Interactive Corp. 800	35
• Monster Worldwide, Inc. 954	27
Omnicom Group, Inc. 1,800	142
• Parametric Technology Corp. 2,700	14
Paychex, Inc. 3,600	118
• PeopleSoft, Inc. 3,600	75
Robert Half International, Inc. 1,700	45
• SunGard Data Systems, Inc. 2,725	72

Security and Number of Shares	Value ($ x 1,000)
• Symantec Corp. 2,800	159
Tyco International Ltd. 19,303	601
• Veritas Software Corp. 4,200	92
Waste Management, Inc. 5,517	157
• Yahoo! Inc. 12,600	456
	4,437

Chemicals 0.3%

Air Products & Chemicals, Inc. 2,300	122
Dow Chemical Co. 8,994	404
E.I. du Pont de Nemours & Co. 9,592	411
Eastman Chemical Co. 800	38
Ecolab, Inc. 2,800	95
Great Lakes Chemical Corp. 600	15
• Hercules, Inc. 900	13
Monsanto Co. 2,493	107
PPG Industries, Inc. 1,500	96
Praxair, Inc. 3,200	135
Rohm & Haas Co. 2,205	94
Sigma-Aldrich Corp. 600	33
	1,563

Construction 0.1%

Centex Corp. 1,200	62
Fluor Corp. 800	37
KB Home 400	33
Masco Corp. 4,500	154
Pulte Homes, Inc. 1,400	77
The Sherwin-Williams Co. 1,200	51
The Stanley Works 600	27
Vulcan Materials Co. 800	40
	481

Consumer Durables 0.0%

Black & Decker Corp. 900	72
Leggett & Platt, Inc. 2,000	56
Maytag Corp. 900	16
Newell Rubbermaid, Inc. 2,745	59
Whirlpool Corp. 800	47
	250

Containers 0.0%

Ball Corp. 800	32
Bemis Co. 1,000	26

Security and Number of Shares	Value ($ x 1,000)
• Pactiv Corp. 1,500	36
• Sealed Air Corp. 882	44
	138

Electronics 0.8%

• ADC Telecommunications, Inc. 6,000	13
• Advanced Micro Devices, Inc. 2,840	48
• Agilent Technologies, Inc. 4,437	111
• Altera Corp. 3,680	84
American Power Conversion Corp. 1,725	33
Analog Devices, Inc. 3,400	137
• Andrew Corp. 1,550	22
• Applied Materials, Inc. 16,200	261
• Applied Micro Circuits Corp. 2,862	10
• Broadcom Corp., Class A 2,900	78
• CIENA Corp. 3,200	8
Intel Corp. 62,800	1,398
ITT Industries, Inc. 900	73
• Jabil Circuit, Inc. 1,998	49
• JDS Uniphase Corp. 12,589	40
• KLA-Tencor Corp. 1,800	82
Linear Technology Corp. 3,000	114
• LSI Logic Corp. 3,000	14
• Lucent Technologies, Inc. 40,092	142
Maxim Integrated Products, Inc. 3,100	136
• Micron Technology, Inc. 5,400	66
Molex, Inc. 1,875	55
Motorola, Inc. 22,631	391
• National Semiconductor Corp. 3,400	57
• Novellus Systems, Inc. 1,325	34
• Nvidia Corp. 1,400	20
PerkinElmer, Inc. 1,000	21
• PMC—Sierra, Inc. 1,600	16
• Power-One, Inc. 400	3
• QLogic Corp. 869	28
Qualcomm, Inc. 15,200	635
• Sanmina—SCI Corp. 5,000	40
Scientific-Atlanta, Inc. 1,600	44
• Solectron Corp. 7,900	41
Symbol Technologies, Inc. 1,908	28
Tektronix, Inc. 900	27
• Tellabs, Inc. 4,000	32
• Teradyne, Inc. 1,700	28

See financial notes.   23

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Texas Instruments, Inc. 16,800	411
•Thermo Electron Corp. 1,300	38
•Thomas & Betts Corp. 281	8
•Waters Corp. 1,300	54
Xilinx, Inc. 3,200	98
	5,028

Energy: Raw Materials 0.3%	
Anadarko Petroleum Corp. 2,418	163
Apache Corp. 3,308	168
Baker Hughes, Inc. 2,960	127
•BJ Services Co. 1,500	77
Burlington Resources, Inc. 3,810	158
Devon Energy Corp. 2,300	170
EOG Resources, Inc. 1,128	75
Halliburton Co. 4,158	154
•Noble Corp. 1,300	59
Occidental Petroleum Corp. 3,600	201
•Rowan Cos., Inc. 600	15
Schlumberger Ltd. 5,700	359
Valero Energy Corp. 2,400	103
	1,829

Food & Agriculture 0.6%	
Archer-Daniels-Midland Co. 6,532	126
Campbell Soup Co. 4,200	113
The Coca-Cola Co. 23,500	955
Coca-Cola Enterprises, Inc. 4,000	84
ConAgra Foods, Inc. 4,900	129
General Mills, Inc. 3,576	158
H.J. Heinz Co. 3,400	124
Hershey Foods Corp. 2,400	122
Kellogg Co. 3,900	168
McCormick & Co., Inc. 1,400	50
The Pepsi Bottling Group, Inc. 2,832	79
PepsiCo, Inc. 16,460	816
Sara Lee Corp. 7,600	177
Supervalu, Inc. 1,400	41
Sysco Corp. 6,200	200
Wm. Wrigley Jr. Co. 2,200	144
	3,486

Gold 0.0%	
Newmont Mining Corp. 4,201	**200**

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 2.0%	
Abbott Laboratories 15,300	652
Allergan, Inc. 1,300	93
AmerisourceBergen Corp. 1,000	55
•Amgen, Inc. 12,488	709
•Anthem, Inc. 1,351	109
Applied Biosystems Group — Applera Corp. 2,000	38
Bausch & Lomb, Inc. 600	37
Baxter International, Inc. 5,600	172
Becton Dickinson & Co. 2,600	136
•Biogen Idec, Inc. 3,125	182
Biomet, Inc. 2,475	116
•Boston Scientific Corp. 8,148	288
Bristol-Myers Squibb Co. 19,000	445
C.R. Bard, Inc. 800	45
Cardinal Health, Inc. 4,100	192
•Caremark Rx, Inc. 3,570	107
•Chiron Corp. 1,800	58
Eli Lilly & Co. 10,900	599
•Express Scripts, Inc. 800	51
•Forest Laboratories, Inc. 3,400	152
•Genzyme Corp. 2,100	110
•Gilead Sciences, Inc. 3,800	132
Guidant Corp. 3,000	200
HCA, Inc. 5,000	184
Health Management Associates, Inc., Class A 2,400	50
•Hospira, Inc. 1,530	49
•Humana, Inc. 1,400	27
Johnson & Johnson 28,554	1,667
•King Pharmaceuticals, Inc. 2,133	23
Manor Care, Inc. 1,100	36
McKesson Corp. 2,654	71
•Medco Health Solutions, Inc. 2,641	90
•Medimmune, Inc. 2,400	68
Medtronic, Inc. 11,800	603
Merck & Co., Inc. 21,600	676
Mylan Laboratories, Inc. 2,600	45
Pfizer, Inc. 73,476	2,127
Quest Diagnostics 1,101	96
Schering-Plough Corp. 14,100	255
•St. Jude Medical, Inc. 1,750	134

Security and Number of Shares	Value ($ x 1,000)
Stryker Corp. 3,784	163
• Tenet Healthcare Corp. 4,650	50
UnitedHealth Group, Inc. 6,300	456
• Watson Pharmaceuticals, Inc. 1,000	28
• WellPoint Health Networks, Inc. 1,400	137
Wyeth 13,100	519
• Zimmer Holdings, Inc. 2,300	178
	12,410

Household Products 0.4%

Alberto-Culver Co., Class B 900	40
Avon Products, Inc. 4,800	190
Clorox Co. 2,200	120
Colgate-Palmolive Co. 5,300	237
The Gillette Co. 9,700	402
International Flavors & Fragrances, Inc. 1,100	43
Procter & Gamble Co. 25,000	1,280
	2,312

Insurance 0.8%

ACE Ltd. 2,500	95
Aetna, Inc. 1,424	135
AFLAC, Inc. 5,200	187
The Allstate Corp. 7,000	337
AMBAC Financial Group, Inc. 1,015	79
American International Group, Inc. 25,251	1,533
AON Corp. 2,625	54
Chubb Corp. 1,700	123
CIGNA Corp. 1,400	89
Cincinnati Financial Corp. 1,890	79
Hartford Financial Services Group, Inc. 2,700	158
Jefferson-Pilot Corp. 1,412	68
Lincoln National Corp. 1,900	83
Loews Corp. 1,900	114
Marsh & McLennan Cos., Inc. 5,200	144
MBIA, Inc. 1,350	78
Metlife, Inc. 7,310	280
MGIC Investment Corp. 900	58
Principal Financial Group, Inc. 3,065	116
The Progressive Corp. 2,100	196
Prudential Financial, Inc. 5,200	242

Security and Number of Shares	Value ($ x 1,000)
Safeco Corp. 1,100	51
The St. Paul Travelors Cos., Inc. 6,453	219
Torchmark Corp. 1,100	59
UnumProvident Corp. 2,349	32
XL Capital Ltd., Class A 1,300	94
	4,703

Media 0.6%

Clear Channel Communications, Inc. 6,017	201
• Comcast Corp., Class A 21,843	644
Dow Jones & Co., Inc. 800	35
Gannett Co., Inc. 2,700	224
Knight-Ridder, Inc. 900	62
The McGraw-Hill Cos., Inc. 1,900	164
Meredith Corp. 500	24
New York Times Co., Class A 1,400	56
R.R. Donnelley & Sons Co. 2,100	66
• Time Warner, Inc. 44,150	735
Tribune Co. 3,100	134
• Univision Communications, Inc., Class A 3,104	96
Viacom, Inc., Class B 16,981	620
The Walt Disney Co. 19,619	495
	3,556

Miscellaneous 0.1%

3M Co. 7,600	**589**

Miscellaneous Finance 1.3%

American Express Co. 12,400	658
The Bear Stearns Cos., Inc. 882	84
Capital One Financial Corp. 2,100	155
▮ The Charles Schwab Corp. 13,042	119
CIT Group, Inc. 2,000	81
❾ Citigroup, Inc. 49,792	2,209
Countrywide Financial Corp. 5,298	169
• E*TRADE Financial Corp. 3,500	45
Fannie Mae 9,400	659
Federated Investors, Inc., Class B 1,100	32
Franklin Resources, Inc. 2,500	151
Freddie Mac 6,600	440
Golden West Financial Corp. 1,400	164
Goldman Sachs Group, Inc. 4,579	450

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Janus Capital Group, Inc. 2,200	33
Lehman Brothers Holdings, Inc. 2,600	214
MBNA Corp. 12,550	322
Merrill Lynch & Co., Inc. 9,400	507
Moody's Corp. 1,500	117
Morgan Stanley 10,600	542
• Providian Financial Corp. 2,900	45
SLM Corp. 4,500	204
Sovereign Bancorp, Inc. 2,700	58
T. Rowe Price Group, Inc. 1,200	67
Washington Mutual, Inc. 8,682	336
	7,861
Non-Durables & Entertainment 0.2%	
Darden Restaurants, Inc. 1,800	44
• Electronic Arts, Inc. 2,866	129
Fortune Brands, Inc. 1,400	102
Hasbro, Inc. 1,650	29
International Game Technology 3,400	112
Mattel, Inc. 4,150	73
McDonald's Corp. 12,400	362
• Starbucks Corp. 3,560	188
Wendy's International, Inc. 1,000	33
Yum! Brands, Inc. 3,120	136
	1,208
Non-Ferrous Metals 0.1%	
Alcoa, Inc. 8,472	275
Engelhard Corp. 1,300	37
Freeport-McMoran Copper & Gold, Inc., Class B 1,700	62
Phelps Dodge Corp. 810	71
	445
Oil: Domestic 0.2%	
Amerada Hess Corp. 1,000	81
Ashland, Inc. 800	46
ConocoPhillips 6,546	552
Kerr-McGee Corp. 1,269	75
Marathon Oil Corp. 3,100	118
• Nabors Industries Ltd. 1,400	69
Sunoco, Inc. 900	67
• Transocean, Inc. 2,945	104
Unocal Corp. 2,400	100
	1,212
Oil: International 0.7%	
ChevronTexaco Corp. 20,654	1,096
❼ Exxon Mobil Corp. 63,158	3,108
	4,204
Optical & Photo 0.0%	
• Corning, Inc. 12,300	141
Eastman Kodak Co. 3,100	94
	235
Paper & Forest Products 0.1%	
• Boise Cascade Corp. 700	21
Georgia-Pacific Corp. 2,228	77
International Paper Co. 4,846	187
Kimberly-Clark Corp. 4,960	296
Louisiana-Pacific Corp. 600	15
MeadWestvaco Corp. 1,970	62
Temple-Inland, Inc. 600	35
Weyerhaeuser Co. 2,300	144
	837
Producer Goods & Manufacturing 0.9%	
• American Standard Cos., Inc. 2,100	77
Avery Dennison Corp. 1,200	73
Caterpillar, Inc. 3,300	266
Cooper Industries Ltd., Class A 900	57
Deere & Co. 2,300	137
Dover Corp. 2,000	79
Emerson Electric Co. 4,000	256
• Fisher Scientific International, Inc. 1,115	64
❻ General Electric Co. 101,500	3,463
Honeywell International, Inc. 8,437	284
Illinois Tool Works, Inc. 3,000	277
Ingersoll-Rand Co., Class A 1,650	113
Johnson Controls, Inc. 1,800	103
• Millipore Corp. 400	18
Pall Corp. 1,000	26
Parker Hannifin Corp. 1,150	81
Snap-On, Inc. 600	18
W.W. Grainger, Inc. 900	53
	5,445
Railroad & Shipping 0.1%	
Burlington Northern Santa Fe Corp. 3,800	159
CSX Corp. 2,200	80

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Norfolk Southern Corp. 3,600	122
Union Pacific Corp. 2,500	158
	519

Real Property 0.1%

Apartment Investment & Management Co., Class A 900	33
Equity Office Properties Trust 3,900	109
Equity Residential 2,600	87
Plum Creek Timber Co., Inc. 1,700	62
ProLogis 1,700	66
Simon Property Group, Inc. 1,700	99
	456

Retail 1.1%

Albertson's, Inc. 3,538	81
•Autonation, Inc. 3,000	52
•AutoZone, Inc. 800	65
•Bed, Bath & Beyond, Inc. 2,800	114
Best Buy Co., Inc. 3,150	187
•Big Lots, Inc. 1,100	14
Circuit City Stores, Inc. 2,000	33
Costco Wholesale Corp. 4,400	211
CVS Corp. 3,900	169
Dillards, Inc., Class A 500	10
Dollar General Corp. 3,303	64
Family Dollar Stores, Inc. 1,700	50
Federated Department Stores, Inc. 1,700	86
The Gap, Inc. 8,300	166
Home Depot, Inc. 21,700	891
J.C. Penney Co., Inc. Holding Co. 2,500	86
•Kohl's Corp. 3,200	162
•Kroger Co. 7,200	109
Limitedbrands 4,994	124
Lowe's Cos., Inc. 7,600	428
The May Department Stores Co. 2,800	73
Nordstrom, Inc. 1,300	56
•Office Depot, Inc. 3,300	53
RadioShack Corp. 1,900	57
•Safeway, Inc. 4,200	77
Sears, Roebuck & Co. 2,100	74
Staples, Inc. 4,750	141
Target Corp. 8,800	440

Security and Number of Shares	Value ($ x 1,000)
Tiffany & Co. 1,400	41
TJX Cos., Inc. 5,200	125
•Toys 'R' Us, Inc. 2,600	47
❿ Wal-Mart Stores, Inc. 40,900	2,205
Walgreen Co. 9,900	355
Winn-Dixie Stores, Inc. 1,500	5
	6,851

Steel 0.0%

Allegheny Technologies, Inc. 735	12
Nucor Corp. 1,800	76
United States Steel Corp. 900	33
Worthington Industries, Inc. 900	18
	139

Telephone 0.5%

Alltel Corp. 3,100	170
AT&T Corp. 7,358	126
•Avaya, Inc. 4,132	59
BellSouth Corp. 17,800	475
CenturyTel, Inc. 1,350	43
•Citizens Communications Co. 2,576	35
•Nextel Communications, Inc., Class A 10,600	281
•Qwest Communications International, Inc. 15,773	54
SBC Communications, Inc. 32,336	817
Sprint Corp. (FON Group) 13,000	272
Verizon Communications, Inc. 26,758	1,046
	3,378

Tobacco 0.2%

Altria Group, Inc. 19,800	960
Reynolds American, Inc. 1,442	99
UST, Inc. 1,600	66
	1,125

Travel & Recreation 0.1%

Brunswick Corp. 900	42
Carnival Corp. 6,100	308
Harrah's Entertainment, Inc. 1,200	70
Hilton Hotels Corp. 3,600	72
Marriott International, Inc., Class A 2,200	120
Starwood Hotels & Resorts Worldwide, Inc. 1,900	91
	703

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 0.0%	
Paccar, Inc. 1,575	109
Ryder Systems, Inc. 400	20
	129
Utilities: Electric & Gas 0.5%	
•The AES Corp. 6,000	65
•Allegheny Energy, Inc. 1,070	20
Ameren Corp. 1,800	86
American Electric Power Co., Inc. 3,860	127
•Calpine Corp. 2,700	7
Centerpoint Energy, Inc. 2,949	31
Cinergy Corp. 1,600	63
•CMS Energy Corp. 1,000	9
Consolidated Edison, Inc. 2,100	91
Constellation Energy Group, Inc. 1,700	69
Dominion Resources, Inc. 3,078	198
DTE Energy Co. 1,400	60
Duke Energy Corp. 8,852	217
•Dynegy, Inc., Class A 3,100	15
Edison International 3,200	98
El Paso Corp. 5,006	45
Entergy Corp. 2,400	157
Exelon Corp. 6,224	247
FirstEnergy Corp. 3,195	132
FPL Group, Inc. 1,900	131
KeySpan Corp. 1,300	52
Kinder Morgan, Inc. 1,107	71
Nicor, Inc. 500	19
NiSource, Inc. 2,646	57
Peoples Energy Corp. 200	9
•PG&E Corp. 4,000	128
Pinnacle West Capital Corp. 800	34
PPL Corp. 1,800	94
Progress Energy, Inc. 2,475	102
Public Service Enterprise Group, Inc. 2,300	98
Sempra Energy 2,103	70
The Southern Co. 7,200	227
TECO Energy, Inc. 1,300	18
TXU Corp. 2,767	169
Williams Cos., Inc. 5,000	63
Xcel Energy, Inc. 3,850	66
	3,145

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 83.1% of net assets	
▮❸ Schwab International Index Fund, Select Shares 8,331,435	123,555
▮❶ Schwab S&P 500 Fund, Select Shares 8,151,944	144,127
▮❷ Schwab Small-Cap Index Fund, Select Shares 6,200,618	123,764
▮❹ Schwab Total Bond Market Fund 8,901,276	90,793
▮❺ Schwab Value Advantage Money Fund, Investor Shares 27,380,154	27,380
	509,619

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.4% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	2,653	**2,653**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$613,726
Receivables:	
Fund shares sold	463
Interest	1
Dividends	399
Prepaid expenses	+ 14
Total assets	**614,603**

Liabilities

Payables:	
Fund shares redeemed	347
Investments bought	323
Investment adviser and administrator fees	10
Transfer agent and shareholder service fees	13
Trustees' fees	1
Accrued expenses	+ 81
Total liabilities	**775**

Net Assets

Total assets	614,603
Total liabilities	− 775
Net assets	**$613,828**

Net Assets by Source

Capital received from investors	555,835
Net investment income not yet distributed	1,494
Net realized capital losses	(24,667)
Net unrealized capital gains	81,166

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$613,828		39,421		$15.57

Unless stated, all numbers x 1,000.

The fund paid $532,560 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$50,952
Sales/maturities	$64,598

The fund's total security transactions with other SchwabFunds® during the period were $93.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds

S&P 500 Fund	1.7%
Small-Cap Index Fund	7.6%
International Index Fund	10.0%

Schwab Bond Funds

Total Bond Market Fund	8.6%

Schwab Money Funds

Value Advantage Money Fund	0.1%

Federal Tax Data

Portfolio Cost	$537,346

Net unrealized gains and losses:

Gains	$96,660
Losses	+ (20,280)
	$76,380

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$1,494
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2010	$1,799
2011	16,068
2012	+ 2,014
	$19,881

See financial notes. 29

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$11,305
Interest	+	6
Total investment income		**11,311**

Net Realized Gains and Losses

Net realized losses on investments		(2,288)
Net realized gains received from underlying funds	+	1,577
Net realized losses		**(711)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**48,907**

Expenses

Investment adviser and administrator fees		2,642
Transfer agent and shareholder service fees		1,533
Trustees' fees		9
Custodian fees		46
Portfolio accounting fees		83
Professional fees		34
Registration fees		22
Shareholder reports		97
Other expenses	+	11
Total expenses		4,477
Expense reduction	–	1,411
Net expenses		**3,066**

Increase in Net Assets from Operations

Total investment income		11,311
Net expenses	–	3,066
Net investment income		**8,245**
Net realized losses		(711)
Net unrealized gains	+	48,907
Increase in net assets from operations		**$56,441**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $48,196.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$8,245	$7,781
Net realized losses	(711)	(13,734)
Net unrealized gains	+ 48,907	107,668
Increase in net assets from operations	**56,441**	**101,715**

Distributions Paid

Dividends from net investment income	**$8,251**	**$8,524**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	6,342	$95,944	5,664	$72,375
Shares reinvested	547	8,044	694	8,339
Shares redeemed	+ (7,686)	(116,063)	(8,438)	(105,988)
Net transactions in fund shares	**(797)**	**($12,075)**	**(2,080)**	**($25,274)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	40,218	$577,713	42,298	$509,796
Total increase or decrease	+ (797)	36,115	(2,080)	67,917
End of period	**39,421**	**$613,828**	**40,218**	**$577,713**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 54% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $6,411 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions are:

Current period	
Ordinary income	$8,251
Long-term capital gains	$–
Prior period	
Ordinary income	$8,524
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,494 and $1,500 at the end of the current period and prior period, respectively.

See financial notes. 31

Schwab MarketTrack Balanced Portfolio™

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	13.78	12.05	13.47	15.53	14.85
Income or loss from investment operations:					
Net investment income	0.29	0.25	0.32	0.45	0.36
Net realized and unrealized gains or losses	0.88	1.77	(1.22)	(1.92)	0.69
Total income or loss from investment operations	1.17	2.02	(0.90)	(1.47)	1.05
Less distributions:					
Dividends from net investment income	(0.29)	(0.29)	(0.40)	(0.49)	(0.28)
Distributions from net realized gains	–	–	(0.12)	(0.10)	(0.09)
Total distributions	(0.29)	(0.29)	(0.52)	(0.59)	(0.37)
Net asset value at end of period	14.66	13.78	12.05	13.47	15.53
Total return (%)	8.61	17.12	(7.08)	(9.72)	7.11
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.57[2]
Gross operating expenses[1]	0.74	0.74	0.74	0.74	0.82
Net investment income	2.03	1.98	2.35	3.31	2.46
Portfolio turnover rate	11	17	31	21	18
Net assets, end of period ($ x 1,000,000)	541	516	462	497	510

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[2] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top Ten Holding
- • Non-income producing security
- ▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
86.9%	Other Investment Companies	427,200	470,527
12.6%	Common Stock	46,967	68,085
0.5%	Short-Term Investment	2,590	2,590
100.0%	**Total Investments**	**476,757**	**541,202**
0.0%	Other Assets and Liabilities, Net		(12)
100.0%	**Total Net Assets**		**541,190**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 12.6% of net assets	
Aerospace / Defense 0.2%	
The Boeing Co. 5,484	273
Crane Co. 200	5
General Dynamics Corp. 1,300	133
Goodrich Corp. 700	22
Lockheed Martin Corp. 2,900	160
Northrop Grumman Corp. 2,256	117
Raytheon Co. 2,600	95
Rockwell Automation, Inc. 1,200	50
Rockwell Collins, Inc. 1,200	42
Textron, Inc. 1,000	68
United Technologies Corp. 3,300	306
	1,271
Air Transportation 0.2%	
• Delta Air Lines, Inc. 900	5
FedEx Corp. 1,960	178
Sabre Holdings Corp., Class A 922	20
Southwest Airlines Co. 5,137	81
United Parcel Service, Inc., Class B 7,385	585
	869
Alcoholic Beverages 0.1%	
Adolph Coors Co., Class B 200	13
Anheuser-Busch Cos., Inc. 5,200	260
Brown-Forman Corp., Class B 804	36
	309
Apparel 0.1%	
• Coach, Inc. 1,200	56
Jones Apparel Group, Inc. 800	28
Liz Claiborne, Inc. 800	33
Nike, Inc., Class B 1,700	138
Reebok International Ltd. 300	11
VF Corp. 800	43
	309
Automotive Products / Motor Vehicles 0.1%	
Cooper Tire & Rubber Co. 400	8
Cummins, Inc. 300	21
Dana Corp. 1,085	16
Danaher Corp. 2,000	110
Delphi Corp. 3,884	33
Eaton Corp. 1,000	64
Ford Motor Co. 12,185	159
General Motors Corp. 3,650	141
Genuine Parts Co. 1,150	46
• Goodyear Tire & Rubber Co. 1,000	10
Harley-Davidson, Inc. 2,000	115
• Navistar International Corp. 400	14
Visteon Corp. 1,047	7
	744

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Banks 1.0%	
AmSouth Bancorp. 2,600	69
Bank of America Corp. 26,286	1,177
The Bank of New York Co., Inc. 4,900	159
BB&T Corp. 3,600	148
Comerica, Inc. 1,100	68
Fifth Third Bancorp 3,658	180
First Horizon National Corp. 800	35
Huntington Bancshares, Inc. 1,597	38
JPMorgan Chase & Co. 22,713	877
KeyCorp, Inc. 2,600	87
M&T Bank Corp. 800	82
Marshall & Ilsley Corp. 1,344	56
Mellon Financial Corp. 2,800	81
National City Corp. 4,100	160
North Fork Bancorp., Inc. 2,000	88
Northern Trust Corp. 1,400	60
PNC Financial Services Group, Inc. 1,900	99
Regions Financial Corp. 3,078	108
SouthTrust Corp. 2,200	96
State Street Corp. 2,200	99
SunTrust Banks, Inc. 2,300	162
Synovus Financial Corp. 1,900	52
U.S. Bancorp 12,554	359
Wachovia Corp. 8,536	420
Wells Fargo & Co. 10,835	647
Zions Bancorp. 600	40
	5,447
Business Machines & Software 1.1%	
Adobe Systems, Inc. 1,600	90
• Apple Computer, Inc. 2,200	116
Autodesk, Inc. 800	42
• BMC Software, Inc. 1,600	30
• Cisco Systems, Inc. 44,500	855
• Compuware Corp. 2,400	14
• Comverse Technology, Inc. 1,000	21
• Dell, Inc. 16,500	579
• EMC Corp. 15,562	200
• Gateway, Inc. 2,100	12
Hewlett-Packard Co. 19,724	368
International Business Machines Corp. 10,800	969

Security and Number of Shares	Value ($ x 1,000)
• Lexmark International, Inc., Class A 800	66
❽ Microsoft Corp. 69,800	1,954
• NCR Corp. 600	34
• Network Appliance, Inc. 2,000	49
• Novell, Inc. 2,200	16
• Oracle Corp. 34,000	430
Pitney Bowes, Inc. 1,600	70
• Siebel Systems, Inc. 3,000	29
• Sun Microsystems, Inc. 20,800	94
• Unisys Corp. 2,100	22
• Xerox Corp. 5,200	77
	6,137
Business Services 0.6%	
• Affiliated Computer Services, Inc., Class A 465	25
• Allied Waste Industries, Inc. 2,100	17
• Apollo Group, Inc., Class A 1,100	73
Automatic Data Processing, Inc. 3,900	169
Cendant Corp. 6,415	132
Cintas Corp. 1,102	48
• Citrix Systems, Inc. 1,200	29
Computer Associates International, Inc. 3,825	106
• Computer Sciences Corp. 1,090	54
• Convergys Corp. 869	11
Deluxe Corp. 500	19
• eBay, Inc. 4,208	411
Electronic Data Systems Corp. 3,100	66
Equifax, Inc. 900	23
First Data Corp. 5,704	235
• Fiserv, Inc. 1,200	43
H&R Block, Inc. 1,200	57
IMS Health, Inc. 1,500	32
• Interpublic Group of Cos., Inc. 2,500	31
• Intuit, Inc. 1,327	60
• Mercury Interactive Corp. 500	22
• Monster Worldwide, Inc. 666	19
Omnicom Group, Inc. 1,200	95
• Parametric Technology Corp. 1,800	9
Paychex, Inc. 2,475	81
• PeopleSoft, Inc. 2,400	50
Robert Half International, Inc. 1,200	32
• SunGard Data Systems, Inc. 1,832	48

Security and Number of Shares	Value ($ x 1,000)
• Symantec Corp. 1,998	114
Tyco International Ltd. 12,949	403
• Veritas Software Corp. 2,600	57
Waste Management, Inc. 3,712	106
• Yahoo! Inc. 8,400	304
	2,981

Chemicals 0.2%

Air Products & Chemicals, Inc. 1,500	80
Dow Chemical Co. 6,049	272
E.I. du Pont de Nemours & Co. 6,484	278
Eastman Chemical Co. 600	28
Ecolab, Inc. 2,000	68
Great Lakes Chemical Corp. 400	10
• Hercules, Inc. 700	10
Monsanto Co. 1,727	74
PPG Industries, Inc. 1,200	77
Praxair, Inc. 2,000	84
Rohm & Haas Co. 1,421	60
Sigma-Aldrich Corp. 500	28
	1,069

Construction 0.1%

Centex Corp. 800	41
Fluor Corp. 500	23
KB Home 300	25
Masco Corp. 3,000	103
Pulte Homes, Inc. 800	44
The Sherwin-Williams Co. 1,100	47
The Stanley Works 600	27
Vulcan Materials Co. 700	35
	345

Consumer Durables 0.0%

Black & Decker Corp. 600	48
Leggett & Platt, Inc. 1,300	37
Maytag Corp. 600	11
Newell Rubbermaid, Inc. 1,872	40
Whirlpool Corp. 500	29
	165

Containers 0.0%

Ball Corp. 800	32
Bemis Co. 600	16
• Pactiv Corp. 1,000	23
• Sealed Air Corp. 621	31
	102

Security and Number of Shares	Value ($ x 1,000)
Electronics 0.6%	
• ADC Telecommunications, Inc. 5,000	11
• Advanced Micro Devices, Inc. 2,040	34
• Agilent Technologies, Inc. 2,917	73
• Altera Corp. 2,546	58
American Power Conversion Corp. 1,175	23
Analog Devices, Inc. 2,300	93
• Andrew Corp. 1,025	14
• Applied Materials, Inc. 10,900	175
• Applied Micro Circuits Corp. 1,928	7
• Broadcom Corp., Class A 2,000	54
• CIENA Corp. 2,100	5
Intel Corp. 42,100	937
ITT Industries, Inc. 600	49
• Jabil Circuit, Inc. 1,341	33
• JDS Uniphase Corp. 8,464	27
• KLA-Tencor Corp. 1,200	55
Linear Technology Corp. 2,000	76
• LSI Logic Corp. 2,000	9
• Lucent Technologies, Inc. 26,905	96
Maxim Integrated Products, Inc. 2,100	92
• Micron Technology, Inc. 3,600	44
Molex, Inc. 1,250	37
Motorola, Inc. 14,770	255
• National Semiconductor Corp. 2,200	37
• Novellus Systems, Inc. 900	23
• Nvidia Corp. 900	13
PerkinElmer, Inc. 600	12
• PMC—Sierra, Inc. 1,100	11
• Power-One, Inc. 240	2
• QLogic Corp. 585	19
Qualcomm, Inc. 10,200	426
• Sanmina—SCI Corp. 3,400	27
Scientific-Atlanta, Inc. 1,000	27
• Solectron Corp. 5,300	28
Symbol Technologies, Inc. 1,284	19
Tektronix, Inc. 500	15
• Tellabs, Inc. 2,700	22
• Teradyne, Inc. 1,100	18
Texas Instruments, Inc. 11,300	276
• Thermo Electron Corp. 900	26
• Thomas & Betts Corp. 231	7
• Waters Corp. 900	37
Xilinx, Inc. 2,100	64
	3,366

See financial notes.   35

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 0.2%	
Anadarko Petroleum Corp. 1,510	102
Apache Corp. 2,048	104
Baker Hughes, Inc. 2,250	96
•BJ Services Co. 1,000	51
Burlington Resources, Inc. 2,820	117
Devon Energy Corp. 1,500	111
EOG Resources, Inc. 759	51
Halliburton Co. 2,974	110
•Noble Corp. 900	41
Occidental Petroleum Corp. 2,400	134
•Rowan Cos., Inc. 600	15
Schlumberger Ltd. 3,900	245
Valero Energy Corp. 1,600	69
	1,246
Food & Agriculture 0.4%	
Archer-Daniels-Midland Co. 4,446	86
Campbell Soup Co. 2,800	75
The Coca-Cola Co. 15,800	642
Coca-Cola Enterprises, Inc. 2,700	56
ConAgra Foods, Inc. 3,300	87
General Mills, Inc. 2,392	106
H.J. Heinz Co. 2,300	84
Hershey Foods Corp. 1,600	81
Kellogg Co. 2,700	116
McCormick & Co., Inc. 900	32
The Pepsi Bottling Group, Inc. 1,826	51
PepsiCo, Inc. 11,070	549
Sara Lee Corp. 5,100	119
Supervalu, Inc. 900	27
Sysco Corp. 4,400	142
Wm. Wrigley Jr. Co. 1,600	105
	2,358
Gold 0.0%	
Newmont Mining Corp. 2,754	**131**
Healthcare / Drugs & Medicine 1.5%	
Abbott Laboratories 10,200	435
Allergan, Inc. 900	64
AmerisourceBergen Corp. 700	39
•Amgen, Inc. 8,340	474

Security and Number of Shares	Value ($ x 1,000)
•Anthem, Inc. 926	74
Applied Biosystems Group — Applera Corp. 1,400	27
Bausch & Lomb, Inc. 400	24
Baxter International, Inc. 3,800	117
Becton Dickinson & Co. 1,800	95
•Biogen Idec, Inc. 2,150	125
Biomet, Inc. 1,575	74
•Boston Scientific Corp. 5,248	185
Bristol-Myers Squibb Co. 12,800	300
C.R. Bard, Inc. 600	34
Cardinal Health, Inc. 2,775	130
•Caremark Rx, Inc. 2,408	72
•Chiron Corp. 1,200	39
Eli Lilly & Co. 7,400	406
•Express Scripts, Inc. 500	32
•Forest Laboratories, Inc. 2,400	107
•Genzyme Corp. 1,400	73
•Gilead Sciences, Inc. 2,400	83
Guidant Corp. 2,000	133
HCA, Inc. 3,400	125
Health Management Associates, Inc., Class A 1,600	33
•Hospira, Inc. 1,020	33
•Humana, Inc. 800	15
Johnson & Johnson 19,272	1,125
•King Pharmaceuticals, Inc. 1,388	15
Manor Care, Inc. 500	16
McKesson Corp. 1,773	47
•Medco Health Solutions, Inc. 1,784	61
•Medimmune, Inc. 1,400	40
Medtronic, Inc. 7,800	399
Merck & Co., Inc. 14,500	454
Mylan Laboratories, Inc. 1,700	29
Pfizer, Inc. 49,386	1,430
Quest Diagnostics 735	64
Schering-Plough Corp. 9,500	172
•St. Jude Medical, Inc. 1,060	81
Stryker Corp. 2,546	110
•Tenet Healthcare Corp. 3,150	34
UnitedHealth Group, Inc. 4,200	304
•Watson Pharmaceuticals, Inc. 600	17

Security and Number of Shares	Value ($ x 1,000)
• WellPoint Health Networks, Inc. 1,000	98
Wyeth 8,800	349
• Zimmer Holdings, Inc. 1,500	116
	8,309

Household Products 0.3%

Alberto-Culver Co., Class B 600	27
Avon Products, Inc. 3,000	119
Clorox Co. 1,300	71
Colgate-Palmolive Co. 3,600	160
The Gillette Co. 6,700	278
International Flavors & Fragrances, Inc. 800	31
Procter & Gamble Co. 16,800	860
	1,546

Insurance 0.6%

ACE Ltd. 1,700	65
Aetna, Inc. 1,034	98
AFLAC, Inc. 3,300	118
The Allstate Corp. 4,700	226
AMBAC Financial Group, Inc. 684	53
American International Group, Inc. 16,942	1,028
AON Corp. 2,025	41
Chubb Corp. 1,200	87
CIGNA Corp. 1,000	63
Cincinnati Financial Corp. 1,260	53
Hartford Financial Services Group, Inc. 1,800	105
Jefferson-Pilot Corp. 1,050	51
Lincoln National Corp. 1,300	57
Loews Corp. 1,200	72
Marsh & McLennan Cos., Inc. 3,600	100
MBIA, Inc. 1,050	61
Metlife, Inc. 4,986	191
MGIC Investment Corp. 700	45
Principal Financial Group, Inc. 2,329	88
The Progressive Corp. 1,500	140
Prudential Financial, Inc. 3,500	163
Safeco Corp. 800	37
The St. Paul Travelors Cos., Inc. 4,241	144
Torchmark Corp. 800	43
UnumProvident Corp. 1,657	23
XL Capital Ltd., Class A 800	58
	3,210

Security and Number of Shares	Value ($ x 1,000)
Media 0.4%	
Clear Channel Communications, Inc. 4,080	136
• Comcast Corp., Class A 14,661	432
Dow Jones & Co., Inc. 600	27
Gannett Co., Inc. 1,700	141
Knight-Ridder, Inc. 600	41
The McGraw-Hill Cos., Inc. 1,200	104
Meredith Corp. 300	15
New York Times Co., Class A 1,100	44
R.R. Donnelley & Sons Co. 1,400	44
• Time Warner, Inc. 29,650	493
Tribune Co. 2,100	91
• Univision Communications, Inc., Class A 2,048	63
Viacom, Inc., Class B 11,418	417
The Walt Disney Co. 13,217	333
	2,381

Miscellaneous 0.1%

3M Co. 5,000	**388**

Miscellaneous Finance 1.0%

American Express Co. 8,300	440
The Bear Stearns Cos., Inc. 602	57
Capital One Financial Corp. 1,500	111
▪ The Charles Schwab Corp. 8,783	80
CIT Group, Inc. 1,300	52
❾ Citigroup, Inc. 33,476	1,485
Countrywide Financial Corp. 3,498	112
• E*TRADE Financial Corp. 2,400	31
Fannie Mae 6,300	442
Federated Investors, Inc., Class B 700	20
Franklin Resources, Inc. 1,700	103
Freddie Mac 4,500	300
Golden West Financial Corp. 1,000	117
Goldman Sachs Group, Inc. 3,079	303
Janus Capital Group, Inc. 1,400	21
Lehman Brothers Holdings, Inc. 1,800	148
MBNA Corp. 8,268	212
Merrill Lynch & Co., Inc. 6,300	340
Moody's Corp. 1,000	78
Morgan Stanley 7,010	358

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Providian Financial Corp. 1,900	30
SLM Corp. 3,000	136
Sovereign Bancorp, Inc. 1,800	39
T. Rowe Price Group, Inc. 800	45
Washington Mutual, Inc. 5,874	227
	5,287

Non-Durables & Entertainment 0.2%

Darden Restaurants, Inc. 1,350	33
• Electronic Arts, Inc. 1,792	80
Fortune Brands, Inc. 1,000	73
Hasbro, Inc. 1,275	23
International Game Technology 2,100	69
Mattel, Inc. 2,825	49
McDonald's Corp. 8,100	236
• Starbucks Corp. 2,440	129
Wendy's International, Inc. 800	27
Yum! Brands, Inc. 2,060	90
	809

Non-Ferrous Metals 0.1%

Alcoa, Inc. 5,648	183
Engelhard Corp. 800	23
Freeport-McMoran Copper & Gold, Inc., Class B 1,100	40
Phelps Dodge Corp. 540	47
	293

Oil: Domestic 0.1%

Amerada Hess Corp. 600	48
Ashland, Inc. 500	29
ConocoPhillips 4,324	364
Kerr-McGee Corp. 771	46
Marathon Oil Corp. 2,100	80
• Nabors Industries Ltd. 1,000	49
Sunoco, Inc. 600	45
• Transocean, Inc. 2,016	71
Unocal Corp. 1,600	67
	799

Oil: International 0.5%

ChevronTexaco Corp. 13,790	732
❼ Exxon Mobil Corp. 42,420	2,088
	2,820

Optical & Photo 0.0%

Security and Number of Shares	Value ($ x 1,000)
• Corning, Inc. 8,300	95
Eastman Kodak Co. 2,000	61
	156

Paper & Forest Products 0.1%

• Boise Cascade Corp. 600	18
Georgia-Pacific Corp. 1,496	52
International Paper Co. 3,166	122
Kimberly-Clark Corp. 3,380	202
Louisiana-Pacific Corp. 700	17
MeadWestvaco Corp. 1,279	40
Temple-Inland, Inc. 400	23
Weyerhaeuser Co. 1,400	88
	562

Producer Goods & Manufacturing 0.7%

• American Standard Cos., Inc. 1,500	55
Avery Dennison Corp. 700	43
Caterpillar, Inc. 2,300	185
Cooper Industries Ltd., Class A 600	38
Deere & Co. 1,500	90
Dover Corp. 1,400	55
Emerson Electric Co. 2,800	179
• Fisher Scientific International, Inc. 720	41
❻ General Electric Co. 68,100	2,324
Honeywell International, Inc. 5,700	192
Illinois Tool Works, Inc. 2,000	185
Ingersoll-Rand Co., Class A 1,100	75
Johnson Controls, Inc. 1,200	69
• Millipore Corp. 200	9
Pall Corp. 800	21
Parker Hannifin Corp. 700	49
Snap-On, Inc. 350	10
W.W. Grainger, Inc. 600	35
	3,655

Railroad & Shipping 0.1%

Burlington Northern Santa Fe Corp. 2,500	104
CSX Corp. 1,500	55
Norfolk Southern Corp. 2,500	85
Union Pacific Corp. 1,700	107
	351

Security and Number of Shares	Value ($ x 1,000)
Real Property 0.1%	
Apartment Investment & Management Co., Class A 600	22
Equity Office Properties Trust 2,600	73
Equity Residential 1,700	57
Plum Creek Timber Co., Inc. 1,200	43
ProLogis 1,200	47
Simon Property Group, Inc. 1,100	64
	306
Retail 0.9%	
Albertson's, Inc. 2,671	61
• Autonation, Inc. 2,000	34
• AutoZone, Inc. 500	41
• Bed, Bath & Beyond, Inc. 1,800	73
Best Buy Co., Inc. 2,100	124
• Big Lots, Inc. 700	9
Circuit City Stores, Inc. 1,400	23
Costco Wholesale Corp. 3,000	144
CVS Corp. 2,600	113
Dillards, Inc., Class A 700	14
Dollar General Corp. 2,202	42
Family Dollar Stores, Inc. 1,100	33
Federated Department Stores, Inc. 1,100	56
The Gap, Inc. 5,662	113
Home Depot, Inc. 14,600	600
J.C. Penney Co., Inc. Holding Co. 1,700	59
• Kohl's Corp. 2,200	112
• Kroger Co. 5,300	80
Limitedbrands 3,388	84
Lowe's Cos., Inc. 5,000	281
The May Department Stores Co. 2,100	55
Nordstrom, Inc. 900	39
• Office Depot, Inc. 2,500	40
RadioShack Corp. 1,300	39
• Safeway, Inc. 2,800	51
Sears, Roebuck & Co. 1,600	56
Staples, Inc. 3,050	91
Target Corp. 5,800	290
Tiffany & Co. 950	28
TJX Cos., Inc. 3,600	86
• Toys 'R' Us, Inc. 1,200	22

Security and Number of Shares	Value ($ x 1,000)
⑩ Wal-Mart Stores, Inc. 27,400	1,477
Walgreen Co. 6,600	237
Winn-Dixie Stores, Inc. 1,200	4
	4,611
Steel 0.0%	
Allegheny Technologies, Inc. 492	8
Nucor Corp. 1,200	51
United States Steel Corp. 700	26
Worthington Industries, Inc. 300	6
	91
Telephone 0.4%	
Alltel Corp. 2,100	115
AT&T Corp. 4,941	85
• Avaya, Inc. 2,775	40
BellSouth Corp. 11,900	317
CenturyTel, Inc. 900	29
• Citizens Communications Co. 1,732	23
• Nextel Communications, Inc., Class A 7,200	191
• Qwest Communications International, Inc. 10,622	36
SBC Communications, Inc. 21,788	550
Sprint Corp. (FON Group) 8,750	183
Verizon Communications, Inc. 17,836	698
	2,267
Tobacco 0.1%	
Altria Group, Inc. 13,200	640
Reynolds American, Inc. 914	63
UST, Inc. 1,100	45
	748
Travel & Recreation 0.1%	
Brunswick Corp. 600	28
Carnival Corp. 4,100	207
Harrah's Entertainment, Inc. 700	41
Hilton Hotels Corp. 2,500	50
Marriott International, Inc., Class A 1,500	82
Starwood Hotels & Resorts Worldwide, Inc. 1,200	57
	465

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 0.0%	
Paccar, Inc. 1,050	73
Ryder Systems, Inc. 400	20
	93
Utilities: Electric & Gas 0.4%	
•The AES Corp. 3,200	35
•Allegheny Energy, Inc. 720	13
Ameren Corp. 1,200	58
American Electric Power Co., Inc. 2,580	85
•Calpine Corp. 1,800	4
Centerpoint Energy, Inc. 1,924	20
Cinergy Corp. 1,000	39
•CMS Energy Corp. 700	7
Consolidated Edison, Inc. 1,500	65
Constellation Energy Group, Inc. 1,000	41
Dominion Resources, Inc. 2,167	139
DTE Energy Co. 1,000	43
Duke Energy Corp. 5,952	146
•Dynegy, Inc., Class A 2,100	10
Edison International 2,200	67
El Paso Corp. 3,222	29
Entergy Corp. 1,500	98
Exelon Corp. 4,324	171
FirstEnergy Corp. 2,030	84
FPL Group, Inc. 1,300	90
KeySpan Corp. 900	36
Kinder Morgan, Inc. 745	48
Nicor, Inc. 300	11
NiSource, Inc. 1,651	35
Peoples Energy Corp. 200	9
•PG&E Corp. 2,700	86
Pinnacle West Capital Corp. 600	26
PPL Corp. 1,000	52
Progress Energy, Inc. 1,593	66
Public Service Enterprise Group, Inc. 1,500	64
Sempra Energy 1,360	46
The Southern Co. 4,500	142
TECO Energy, Inc. 900	13
TXU Corp. 2,122	130
Williams Cos., Inc. 3,000	37
Xcel Energy, Inc. 2,585	44
	2,089

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 86.9% of net assets	
■❸ Schwab International Index Fund, Select Shares 5,576,815	82,704
■❷ Schwab S&P 500 Fund, Select Shares 5,309,473	93,872
■❹ Schwab Small-Cap Index Fund, Select Shares 4,091,089	81,658
■❶ Schwab Total Bond Market Fund 18,437,321	188,061
■❺ Schwab Value Advantage Money Fund, Investor Shares 24,231,862	24,232
	470,527

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.5% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	2,590	**2,590**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$541,202
Receivables:		
Fund shares sold		162
Interest		1
Dividends		118
Prepaid expenses	+	14
Total assets		**541,497**

Liabilities

Payables:		
Fund shares redeemed		170
Investments bought		52
Investment adviser and administrator fees		9
Transfer agent and shareholder service fees		11
Trustee fees		1
Accrued expenses	+	64
Total liabilities		**307**

Net Assets

Total assets		541,497
Total liabilities	–	307
Net assets		**$541,190**

Net Assets by Source

Capital received from investors	491,296
Net investment income not yet distributed	3,853
Net realized capital losses	(18,404)
Net unrealized capital gains	64,445

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$541,190		36,910		$14.66

Unless stated, all numbers x 1,000.

The fund paid $476,757 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$55,917
Sales/maturities	$63,899

The fund's total security transactions with other SchwabFunds® during the period were $100.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	1.1%
Small-Cap Index Fund	5.0%
International Index Fund	6.7%
Schwab Bond Funds	
Total Bond Market Fund	17.8%
Schwab Money Funds	
Value Advantage Money Fund	0.1%

Federal Tax Data

Portfolio Cost		$483,848
Net unrealized gains and losses:		
Gains		$69,043
Losses	+	(11,689)
		$57,354
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$3,853
Long-term capital gains		$–
Capital losses utilized		$680
Unused capital losses:		
Expires 10/31 of:		Loss amount
2011		**$11,313**

See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$13,437
Interest	+	8
Total investment income		**13,445**

Net Realized Gains and Losses

Net realized gains on investments		203
Net realized gains received from underlying funds	+	3,264
Net realized gains		**3,467**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**29,584**

Expenses

Investment adviser and administrator fees		2,325
Transfer agent and shareholder service fees		1,330
Trustees' fees		8
Custodian fees		42
Portfolio accounting fees		72
Professional fees		35
Registration fees		33
Shareholder reports		58
Other expenses	+	11
Total expenses		3,914
Expense reduction	−	1,254
Net expenses		**2,660**

Increase in Net Assets from Operations

Total investment income		13,445
Net expenses	−	2,660
Net investment income		**10,785**
Net realized gains		3,467
Net unrealized gains	+	29,584
Increase in net assets from operations		**$43,836**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $33,051.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$10,785	$9,483
Net realized gains or losses	3,467	(9,182)
Net unrealized gains	+ 29,584	75,317
Increase in net assets from operations	**43,836**	**75,618**

Distributions Paid

Dividends from net investment income	**$10,771**	**$11,180**

Transactions in Fund Shares

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		7,160	$101,953	6,802	$85,681
Shares reinvested		746	10,391	904	10,796
Shares redeemed	+	(8,474)	(120,586)	(8,594)	(107,008)
Net transactions in fund shares		**(568)**	**($8,242)**	**(888)**	**($10,531)**

Shares Outstanding and Net Assets

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		37,478	$516,367	38,366	$462,460
Total increase or decrease	+	(568)	24,823	(888)	53,907
End of period		**36,910**	**$541,190**	**37,478**	**$516,367**

Unaudited

For corporations, 28% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $3,502 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$10,771
Long-term capital gains	$–
Prior period	
Ordinary income	$11,180
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,853 and $3,839 at the end of the current period and prior period, respectively.

See financial notes.

Schwab MarketTrack Conservative Portfolio™

Financial Statements

Financial Highlights

	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.53	11.37	12.22	13.12	12.73
Income or loss from investment operations:					
Net investment income	0.34	0.29	0.40	0.49	0.47
Net realized and unrealized gains or losses	0.57	1.16	(0.78)	(0.80)	0.41
Total income or loss from investment operations	0.91	1.45	(0.38)	(0.31)	0.88
Less distributions:					
Dividends from net investment income	(0.35)	(0.29)	(0.41)	(0.50)	(0.46)
Distributions from net realized gains	–	–	(0.06)	(0.09)	(0.03)
Total distributions	(0.35)	(0.29)	(0.47)	(0.59)	(0.49)
Net asset value at end of period	13.09	12.53	11.37	12.22	13.12
Total return (%)	7.38	12.98	(3.29)	(2.39)	6.92
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.57[2]
Gross operating expenses[1]	0.75	0.75	0.76	0.77	0.84
Net investment income	2.70	2.44	3.17	3.85	3.58
Portfolio turnover rate	10	17	32	15	16
Net assets, end of period ($ x 1,000,000)	290	289	263	211	194

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top Ten Holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.8% Other Investment Companies	249,080	272,247
5.5% Common Stock	12,219	15,990
0.7% Short-Term Investment	1,973	1,973
100.0% Total Investments	263,272	290,210
0.0% Other Assets and Liabilities, Net		(52)
100.0% Total Net Assets		290,158

Security and Number of Shares	Value ($ x 1,000)
Common Stock 5.5% of net assets	

Aerospace / Defense 0.1%

The Boeing Co. 1,246	61
Crane Co. 150	4
General Dynamics Corp. 300	31
Goodrich Corp. 200	6
Lockheed Martin Corp. 700	38
Northrop Grumman Corp. 514	27

Security and Number of Shares	Value ($ x 1,000)
Raytheon Co. 600	22
Rockwell Automation, Inc. 300	12
Rockwell Collins, Inc. 300	11
Textron, Inc. 200	14
United Technologies Corp. 800	74
	300

Air Transportation 0.1%

• Delta Air Lines, Inc. 200	1
FedEx Corp. 460	42
Sabre Holdings Corp., Class A 244	5
Southwest Airlines Co. 1,218	19
United Parcel Service, Inc., Class B 1,712	136
	203

Alcoholic Beverages 0.0%

Adolph Coors Co., Class B 50	3
Anheuser-Busch Cos., Inc. 1,200	60
Brown-Forman Corp., Class B 150	7
	70

Apparel 0.0%

• Coach, Inc. 300	14
Jones Apparel Group, Inc. 200	7
Liz Claiborne, Inc. 200	8
Nike, Inc., Class B 400	32
Reebok International Ltd. 100	4
VF Corp. 200	11
	76

Automotive Products / Motor Vehicles 0.1%

Cooper Tire & Rubber Co. 100	2
Cummins, Inc. 100	7
Dana Corp. 292	4
Danaher Corp. 500	28
Delphi Corp. 868	7
Eaton Corp. 200	13
Ford Motor Co. 2,921	38
General Motors Corp. 825	32
Genuine Parts Co. 250	10
• Goodyear Tire & Rubber Co. 300	3
Harley-Davidson, Inc. 500	29
• Navistar International Corp. 100	3
Visteon Corp. 248	2
	178

Portfolio holdings continued

Security and Number of Shares	Value ($ x 1,000)
Banks 0.4%	
AmSouth Bancorp. 600	16
Bank of America Corp. 6,162	276
The Bank of New York Co., Inc. 1,200	39
BB&T Corp. 850	35
Comerica, Inc. 300	18
Fifth Third Bancorp 867	43
First Horizon National Corp. 200	9
Huntington Bancshares, Inc. 423	10
JPMorgan Chase & Co. 5,352	207
KeyCorp, Inc. 700	23
M&T Bank Corp. 199	20
Marshall & Ilsley Corp. 322	13
Mellon Financial Corp. 700	20
National City Corp. 950	37
North Fork Bancorp., Inc. 500	22
Northern Trust Corp. 300	13
PNC Financial Services Group, Inc. 400	21
Regions Financial Corp. 670	23
SouthTrust Corp. 500	22
State Street Corp. 500	23
SunTrust Banks, Inc. 500	35
Synovus Financial Corp. 400	11
U.S. Bancorp 2,922	84
Wachovia Corp. 2,000	98
Wells Fargo & Co. 2,560	153
Zions Bancorp. 100	7
	1,278
Business Machines & Software 0.5%	
Adobe Systems, Inc. 400	22
• Apple Computer, Inc. 600	31
Autodesk, Inc. 200	11
• BMC Software, Inc. 400	8
• Cisco Systems, Inc. 10,450	201
• Compuware Corp. 600	3
• Comverse Technology, Inc. 300	6
• Dell, Inc. 3,850	135
• EMC Corp. 3,650	47
• Gateway, Inc. 500	3
Hewlett-Packard Co. 4,703	88
International Business Machines Corp. 2,500	224
• Lexmark International, Inc., Class A 200	17

Security and Number of Shares	Value ($ x 1,000)
❽ Microsoft Corp. 16,400	459
• NCR Corp. 200	11
• Network Appliance, Inc. 500	12
• Novell, Inc. 500	4
• Oracle Corp. 7,900	100
Pitney Bowes, Inc. 400	17
• Siebel Systems, Inc. 600	6
• Sun Microsystems, Inc. 5,000	23
• Unisys Corp. 500	5
• Xerox Corp. 1,200	18
	1,451
Business Services 0.3%	
• Affiliated Computer Services, Inc., Class A 203	11
• Allied Waste Industries, Inc. 500	4
• Apollo Group, Inc., Class A 250	17
Automatic Data Processing, Inc. 900	39
Cendant Corp. 1,459	30
Cintas Corp. 260	11
• Citrix Systems, Inc. 300	7
Computer Associates International, Inc. 850	24
• Computer Sciences Corp. 258	13
• Convergys Corp. 174	2
Deluxe Corp. 100	4
• eBay, Inc. 1,004	98
Electronic Data Systems Corp. 700	15
Equifax, Inc. 200	5
First Data Corp. 1,392	57
• Fiserv, Inc. 300	11
H&R Block, Inc. 300	14
IMS Health, Inc. 350	7
• Interpublic Group of Cos., Inc. 600	7
• Intuit, Inc. 313	14
• Mercury Interactive Corp. 100	4
• Monster Worldwide, Inc. 191	5
Omnicom Group, Inc. 300	24
• Parametric Technology Corp. 500	3
Paychex, Inc. 525	17
• PeopleSoft, Inc. 600	13
Robert Half International, Inc. 300	8
• SunGard Data Systems, Inc. 433	12
• Symantec Corp. 502	29

Security and Number of Shares	Value ($ x 1,000)
Tyco International Ltd. 3,013	94
• Veritas Software Corp. 600	13
Waste Management, Inc. 907	26
• Yahoo! Inc. 2,000	72
	710

Chemicals 0.1%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 300	16
Dow Chemical Co. 1,372	62
E.I. du Pont de Nemours & Co. 1,525	65
Eastman Chemical Co. 100	5
Ecolab, Inc. 400	13
Great Lakes Chemical Corp. 100	2
• Hercules, Inc. 200	3
Monsanto Co. 332	14
PPG Industries, Inc. 250	16
Praxair, Inc. 500	21
Rohm & Haas Co. 373	16
Sigma-Aldrich Corp. 100	6
	239

Construction 0.0%

Security and Number of Shares	Value ($ x 1,000)
Centex Corp. 200	10
Fluor Corp. 100	5
KB Home 100	8
Masco Corp. 700	24
Pulte Homes, Inc. 200	11
The Sherwin-Williams Co. 200	9
The Stanley Works 100	4
Vulcan Materials Co. 200	10
	81

Consumer Durables 0.0%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 100	8
Leggett & Platt, Inc. 300	8
Maytag Corp. 100	2
Newell Rubbermaid, Inc. 436	9
Whirlpool Corp. 100	6
	33

Containers 0.0%

Security and Number of Shares	Value ($ x 1,000)
Ball Corp. 200	8
Bemis Co. 200	5
• Pactiv Corp. 300	7
• Sealed Air Corp. 153	8
	28

Electronics 0.3%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 1,000	2
• Advanced Micro Devices, Inc. 560	10
• Agilent Technologies, Inc. 710	18
• Altera Corp. 510	12
American Power Conversion Corp. 225	4
Analog Devices, Inc. 600	24
• Andrew Corp. 100	1
• Applied Materials, Inc. 2,600	42
• Applied Micro Circuits Corp. 455	2
• Broadcom Corp., Class A 492	13
• CIENA Corp. 500	1
Intel Corp. 9,800	218
ITT Industries, Inc. 150	12
• Jabil Circuit, Inc. 322	8
• JDS Uniphase Corp. 2,010	6
• KLA-Tencor Corp. 300	14
Linear Technology Corp. 500	19
• LSI Logic Corp. 500	2
• Lucent Technologies, Inc. 7,019	25
Maxim Integrated Products, Inc. 500	22
• Micron Technology, Inc. 900	11
Molex, Inc. 250	7
Motorola, Inc. 3,666	63
• National Semiconductor Corp. 600	10
• Novellus Systems, Inc. 250	7
• Nvidia Corp. 200	3
PerkinElmer, Inc. 200	4
• PMC—Sierra, Inc. 300	3
• Power-One, Inc. 57	–
• QLogic Corp. 138	5
Qualcomm, Inc. 2,400	100
• Sanmina—SCI Corp. 800	6
Scientific-Atlanta, Inc. 200	6
• Solectron Corp. 1,000	5
Symbol Technologies, Inc. 303	5
Tektronix, Inc. 200	6
• Tellabs, Inc. 600	5
• Teradyne, Inc. 300	5
Texas Instruments, Inc. 2,700	66
• Thermo Electron Corp. 200	6
• Thomas & Betts Corp. 100	3

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Waters Corp. 200	8
Xilinx, Inc. 500	15
	804
Energy: Raw Materials 0.1%	
Anadarko Petroleum Corp. 367	25
Apache Corp. 462	23
Baker Hughes, Inc. 470	20
• BJ Services Co. 200	10
Burlington Resources, Inc. 600	25
Devon Energy Corp. 350	26
EOG Resources, Inc. 180	12
Halliburton Co. 714	26
• Noble Corp. 200	9
Occidental Petroleum Corp. 600	34
• Rowan Cos., Inc. 100	3
Schlumberger Ltd. 900	57
Valero Energy Corp. 400	17
	287
Food & Agriculture 0.2%	
Archer-Daniels-Midland Co. 1,014	20
Campbell Soup Co. 700	19
The Coca-Cola Co. 3,700	150
Coca-Cola Enterprises, Inc. 700	15
ConAgra Foods, Inc. 800	21
General Mills, Inc. 582	26
H.J. Heinz Co. 600	22
Hershey Foods Corp. 400	20
Kellogg Co. 600	26
McCormick & Co., Inc. 200	7
The Pepsi Bottling Group, Inc. 350	10
PepsiCo, Inc. 2,560	127
Sara Lee Corp. 1,200	28
Supervalu, Inc. 200	6
Sysco Corp. 1,000	32
Wm. Wrigley Jr. Co. 300	19
	548
Gold 0.0%	
Newmont Mining Corp. 643	**31**
Healthcare / Drugs & Medicine 0.7%	
Abbott Laboratories 2,400	102
Allergan, Inc. 200	14
AmerisourceBergen Corp. 200	11
• Amgen, Inc. 1,952	111
• Anthem, Inc. 200	16
Applied Biosystems Group — Applera Corp. 300	6
Bausch & Lomb, Inc. 100	6
Baxter International, Inc. 900	28
Becton Dickinson & Co. 400	21
• Biogen Idec, Inc. 480	28
Biomet, Inc. 450	21
• Boston Scientific Corp. 1,268	45
Bristol-Myers Squibb Co. 3,000	70
C.R. Bard, Inc. 200	11
Cardinal Health, Inc. 650	30
• Caremark Rx, Inc. 581	18
• Chiron Corp. 300	10
Eli Lilly & Co. 1,725	95
• Express Scripts, Inc. 100	6
• Forest Laboratories, Inc. 550	25
• Genzyme Corp. 325	17
• Gilead Sciences, Inc. 650	23
Guidant Corp. 500	33
HCA, Inc. 800	29
Health Management Associates, Inc., Class A 400	8
• Hospira, Inc. 240	8
• Humana, Inc. 200	4
Johnson & Johnson 4,492	262
• King Pharmaceuticals, Inc. 366	4
Manor Care, Inc. 100	3
McKesson Corp. 422	11
• Medco Health Solutions, Inc. 422	14
• Medimmune, Inc. 400	11
Medtronic, Inc. 1,800	92
Merck & Co., Inc. 3,400	107
Mylan Laboratories, Inc. 400	7
Pfizer, Inc. 11,557	335
Quest Diagnostics 139	12
Schering-Plough Corp. 2,300	42
• St. Jude Medical, Inc. 250	19
Stryker Corp. 602	26
• Tenet Healthcare Corp. 750	8
UnitedHealth Group, Inc. 1,000	72

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
• Watson Pharmaceuticals, Inc. 200	6
• WellPoint Health Networks, Inc. 250	25
Wyeth 2,000	79
• Zimmer Holdings, Inc. 350	27
	1,958

Household Products 0.1%

Alberto-Culver Co., Class B 150	7
Avon Products, Inc. 700	28
Clorox Co. 300	16
Colgate-Palmolive Co. 800	36
The Gillette Co. 1,500	62
International Flavors & Fragrances, Inc. 200	8
Procter & Gamble Co. 3,900	199
	356

Insurance 0.3%

ACE Ltd. 400	15
Aetna, Inc. 222	21
AFLAC, Inc. 800	29
The Allstate Corp. 1,100	53
AMBAC Financial Group, Inc. 162	13
American International Group, Inc. 3,979	241
AON Corp. 475	10
Chubb Corp. 300	22
CIGNA Corp. 200	13
Cincinnati Financial Corp. 315	13
Hartford Financial Services Group, Inc. 425	25
Jefferson-Pilot Corp. 225	11
Lincoln National Corp. 300	13
Loews Corp. 300	18
Marsh & McLennan Cos., Inc. 800	22
MBIA, Inc. 200	11
Metlife, Inc. 1,178	45
MGIC Investment Corp. 150	10
Principal Financial Group, Inc. 550	21
The Progressive Corp. 350	33
Prudential Financial, Inc. 800	37
Safeco Corp. 200	9
The St. Paul Travelors Cos., Inc. 1,006	34
Torchmark Corp. 200	11
UnumProvident Corp. 346	5
XL Capital Ltd., Class A 200	14
	749

Security and Number of Shares	Value ($ x 1,000)
Media 0.2%	
Clear Channel Communications, Inc. 967	32
• Comcast Corp., Class A 3,463	102
Dow Jones & Co., Inc. 100	4
Gannett Co., Inc. 400	33
Knight-Ridder, Inc. 100	7
The McGraw-Hill Cos., Inc. 300	26
Meredith Corp. 100	5
New York Times Co., Class A 200	8
R.R. Donnelley & Sons Co. 300	9
• Time Warner, Inc. 6,850	114
Tribune Co. 500	22
• Univision Communications, Inc., Class A 519	16
Viacom, Inc., Class B 2,660	97
The Walt Disney Co. 3,077	78
	553

Miscellaneous 0.0%

3M Co. 1,200	**93**

Miscellaneous Finance 0.4%

American Express Co. 2,000	106
The Bear Stearns Cos., Inc. 145	14
Capital One Financial Corp. 350	26
▮ The Charles Schwab Corp. 2,125	19
CIT Group, Inc. 300	12
⑩ Citigroup, Inc. 7,782	345
Countrywide Financial Corp. 798	26
• E*TRADE Financial Corp. 600	8
Fannie Mae 1,475	103
Federated Investors, Inc., Class B 200	6
Franklin Resources, Inc. 400	24
Freddie Mac 1,000	67
Golden West Financial Corp. 250	29
Goldman Sachs Group, Inc. 728	72
Janus Capital Group, Inc. 400	6
Lehman Brothers Holdings, Inc. 400	33
MBNA Corp. 1,957	50
Merrill Lynch & Co., Inc. 1,500	81
Moody's Corp. 200	16
Morgan Stanley 1,630	83
• Providian Financial Corp. 400	6

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
SLM Corp. 650	29
Sovereign Bancorp, Inc. 400	9
T. Rowe Price Group, Inc. 200	11
Washington Mutual, Inc. 1,331	52
	1,233

Non-Durables & Entertainment 0.1%

Darden Restaurants, Inc. 300	7
•Electronic Arts, Inc. 424	19
Fortune Brands, Inc. 200	15
Hasbro, Inc. 325	6
International Game Technology 556	18
Mattel, Inc. 650	11
McDonald's Corp. 2,000	58
•Starbucks Corp. 560	30
Wendy's International, Inc. 200	7
Yum! Brands, Inc. 480	21
	192

Non-Ferrous Metals 0.0%

Alcoa, Inc. 1,312	42
Engelhard Corp. 200	6
Freeport-McMoran Copper & Gold, Inc., Class B 300	11
Phelps Dodge Corp. 135	12
	71

Oil: Domestic 0.1%

Amerada Hess Corp. 100	8
Ashland, Inc. 100	6
ConocoPhillips 1,027	86
Kerr-McGee Corp. 186	11
Marathon Oil Corp. 500	19
•Nabors Industries Ltd. 200	10
Sunoco, Inc. 100	7
•Transocean, Inc. 474	17
Unocal Corp. 400	17
	181

Oil: International 0.2%

ChevronTexaco Corp. 3,286	174
❼Exxon Mobil Corp. 9,918	488
	662

Security and Number of Shares	Value ($ x 1,000)
Optical & Photo 0.0%	
•Corning, Inc. 1,900	22
Eastman Kodak Co. 500	15
	37

Paper & Forest Products 0.0%

•Boise Cascade Corp. 100	3
Georgia-Pacific Corp. 379	13
International Paper Co. 739	29
Kimberly-Clark Corp. 756	45
Louisiana-Pacific Corp. 100	2
MeadWestvaco Corp. 294	9
Temple-Inland, Inc. 100	6
Weyerhaeuser Co. 350	22
	129

Producer Goods & Manufacturing 0.3%

•American Standard Cos., Inc. 300	11
Avery Dennison Corp. 200	12
Caterpillar, Inc. 550	44
Cooper Industries Ltd., Class A 150	10
Deere & Co. 400	24
Dover Corp. 300	12
Emerson Electric Co. 650	42
•Fisher Scientific International, Inc. 163	9
❻General Electric Co. 15,950	544
Honeywell International, Inc. 1,275	43
Illinois Tool Works, Inc. 450	41
Ingersoll-Rand Co., Class A 250	17
Johnson Controls, Inc. 300	17
•Millipore Corp. 100	5
Pall Corp. 200	5
Parker Hannifin Corp. 150	11
Snap-On, Inc. 100	3
W.W. Grainger, Inc. 100	6
	856

Railroad & Shipping 0.0%

Burlington Northern Santa Fe Corp. 600	25
CSX Corp. 300	11
Norfolk Southern Corp. 600	21
Union Pacific Corp. 400	25
	82

Security and Number of Shares	Value ($ x 1,000)
Real Property 0.0%	
Apartment Investment & Management Co., Class A 100	4
Equity Office Properties Trust 600	17
Equity Residential 400	13
Plum Creek Timber Co., Inc. 300	11
ProLogis 300	12
Simon Property Group, Inc. 300	17
	74
Retail 0.4%	
Albertson's, Inc. 652	15
• Autonation, Inc. 500	9
• AutoZone, Inc. 150	12
• Bed, Bath & Beyond, Inc. 400	16
Best Buy Co., Inc. 450	27
• Big Lots, Inc. 200	2
Circuit City Stores, Inc. 300	5
Costco Wholesale Corp. 700	34
CVS Corp. 600	26
Dillards, Inc., Class A 200	4
Dollar General Corp. 515	10
Family Dollar Stores, Inc. 300	9
Federated Department Stores, Inc. 300	15
The Gap, Inc. 1,362	27
Home Depot, Inc. 3,450	142
J.C. Penney Co., Inc. Holding Co. 400	14
• Kohl's Corp. 500	25
• Kroger Co. 1,200	18
Limitedbrands 818	20
Lowe's Cos., Inc. 1,200	68
The May Department Stores Co. 500	13
Nordstrom, Inc. 200	9
• Office Depot, Inc. 600	10
RadioShack Corp. 300	9
• Safeway, Inc. 650	12
Sears, Roebuck & Co. 300	11
Staples, Inc. 750	22
Target Corp. 1,400	70
Tiffany & Co. 250	7
TJX Cos., Inc. 800	19
• Toys 'R' Us, Inc. 300	5

Security and Number of Shares	Value ($ x 1,000)
❾ Wal-Mart Stores, Inc. 6,450	348
Walgreen Co. 1,600	57
Winn-Dixie Stores, Inc. 300	1
	1,091
Steel 0.0%	
Allegheny Technologies, Inc. 146	3
Nucor Corp. 200	8
United States Steel Corp. 100	4
Worthington Industries, Inc. 100	2
	17
Telephone 0.2%	
Alltel Corp. 500	27
AT&T Corp. 1,181	20
• Avaya, Inc. 618	9
BellSouth Corp. 2,750	73
CenturyTel, Inc. 250	8
• Citizens Communications Co. 410	6
• Nextel Communications, Inc., Class A 1,700	45
• Qwest Communications International, Inc. 2,524	9
SBC Communications, Inc. 5,025	127
Sprint Corp. (FON Group) 2,000	42
Verizon Communications, Inc. 4,188	164
	530
Tobacco 0.1%	
Altria Group, Inc. 3,100	150
Reynolds American, Inc. 237	16
UST, Inc. 300	13
	179
Travel & Recreation 0.0%	
Brunswick Corp. 100	5
Carnival Corp. 1,000	50
Harrah's Entertainment, Inc. 200	12
Hilton Hotels Corp. 600	12
Marriott International, Inc., Class A 400	22
Starwood Hotels & Resorts Worldwide, Inc. 300	14
	115

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 0.0%	
Paccar, Inc. 300	21
Ryder Systems, Inc. 100	5
	26
Utilities: Electric & Gas 0.2%	
•The AES Corp. 800	9
•Allegheny Energy, Inc. 170	3
Ameren Corp. 300	14
American Electric Power Co., Inc. 580	19
•Calpine Corp. 400	1
Centerpoint Energy, Inc. 474	5
Cinergy Corp. 300	12
•CMS Energy Corp. 200	2
Consolidated Edison, Inc. 300	13
Constellation Energy Group, Inc. 200	8
Dominion Resources, Inc. 515	33
DTE Energy Co. 200	9
Duke Energy Corp. 1,408	34
•Dynegy, Inc., Class A 500	2
Edison International 500	15
El Paso Corp. 769	7
Entergy Corp. 350	23
Exelon Corp. 1,024	41
FirstEnergy Corp. 533	22
FPL Group, Inc. 300	21
KeySpan Corp. 200	8
Kinder Morgan, Inc. 176	11
Nicor, Inc. 100	4
NiSource, Inc. 376	8
Peoples Energy Corp. 100	4
•PG&E Corp. 600	19
Pinnacle West Capital Corp. 100	4
PPL Corp. 300	16
Progress Energy, Inc. 354	15
Public Service Enterprise Group, Inc. 400	17
Sempra Energy 297	10
The Southern Co. 1,100	35
TECO Energy, Inc. 200	3
TXU Corp. 400	24
Williams Cos., Inc. 700	9
Xcel Energy, Inc. 510	9
	489

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 93.8% of net assets	
❸ Schwab International Index Fund, Select Shares 1,990,703	29,522
❷ Schwab S&P 500 Fund, Select Shares 2,403,370	42,492
❹ Schwab Small-Cap Index Fund, Select Shares 1,461,305	29,168
❶ Schwab Total Bond Market Fund 15,615,522	159,278
❺ Schwab Value Advantage Money Fund, Investor Shares 11,787,465	11,787
	272,247

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.7% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	1,973	**1,973**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$290,210
Receivables:	
Fund shares sold	103
Dividends	41
Prepaid expenses	+ 12
Total assets	**290,366**

Liabilities

Payables:	
Fund shares redeemed	143
Investments bought	12
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	6
Trustees' fees	1
Accrued expenses	+ 41
Total liabilities	**208**

Net Assets

Total assets	290,366
Total liabilities	− 208
Net assets	**$290,158**

Net Assets by Source

Capital received from investors	266,074
Net investment income not yet distributed	372
Net realized capital losses	(3,226)
Net unrealized capital gains	26,938

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$290,158		22,169		$13.09

Unless stated, all numbers x 1,000.

The fund paid $263,272 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$28,152
Sales/maturities	$37,100

The fund's total security transactions with other SchwabFunds® during the period were $30.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds

S&P 500 Fund	0.5%
Small-Cap Index Fund	1.8%
International Index Fund	2.4%

Schwab Bond Funds

Total Bond Market Fund	15.1%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$264,443

Net unrealized gains and losses:

Gains	$27,952
Losses	+ (2,185)
	$25,767

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$372
Long-term capital gains	$—
Capital losses utilized	$2,752

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	**$2,055**

See financial notes.   53

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$9,377
Interest	+	8
Total investment income		**9,385**

Net Realized Gains and Losses

Net realized gains on investments		404
Net realized gains received from underlying funds	+	2,869
Net realized gains		**3,273**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**9,568**

Expenses

Investment adviser and administrator fees		1,293
Transfer agent and shareholder service fees		734
Trustees' fees		6
Custodian fees		30
Portfolio accounting fees		40
Professional fees		34
Registration fees		21
Shareholder reports		23
Other expenses	+	8
Total expenses		2,189
Expense reduction	–	720
Net expenses		**1,469**

Increase in Net Assets from Operations

Total investment income		9,385
Net expenses	–	1,469
Net investment income		**7,916**
Net realized gains		3,273
Net unrealized gains	+	9,568
Increase in net assets from operations		**$20,757**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $12,841.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Unless stated, all numbers x 1,000.

Operations

		11/1/03–10/31/04	11/1/02–10/31/03
Net investment income		$7,916	$6,662
Net realized gains or losses		3,273	(2,662)
Net unrealized gains	+	9,568	29,372
Increase in net assets from operations		**20,757**	**33,372**

Distributions Paid

Dividends from net investment income	**$8,047**	**$6,687**

Transactions in Fund Shares

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		3,721	$47,654	4,632	$54,499
Shares reinvested		602	7,647	548	6,370
Shares redeemed	+	(5,185)	(66,455)	(5,315)	(62,339)
Net transactions in fund shares		**(862)**	**($11,154)**	**(135)**	**($1,470)**

Shares Outstanding and Net Assets

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		23,031	$288,602	23,166	$263,387
Total increase or decrease	+	(862)	1,556	(135)	25,215
End of period		**22,169**	**$290,158**	**23,031**	**$288,602**

Unaudited

For corporations, 13% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $1,510 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions are:

Current period	
Ordinary income	$8,047
Long-term capital gains	$–
Prior period	
Ordinary income	$6,687
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $372 and $503 at the end of the current period and prior period, respectively.

See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date,

---

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value
   Index Fund
Schwab Institutional Select Small-Cap Value
   Index Fund

price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/04 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
MarketTrack Growth Portfolio	–	142	2.18
MarketTrack Balanced Portfolio	–	465	2.11
MarketTrack Conservative Portfolio	–	98	1.55

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies.

Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack All Equity Portfolio, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio and Schwab MarketTrack Conservative Portfolio (four of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab® Institutional Select® Funds

Annual Report

October 31, 2004

Schwab® Institutional Select®
S&P 500 Fund

Schwab® Institutional Select®
Large-Cap Value Index Fund

Schwab® Institutional Select®
Small-Cap Value Index Fund

charles SCHWAB

*Three funds designed to capture the performance
of specific segments of the U.S. stock market.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500®, 500®, S&P 500/Barra Value Index
and S&P SmallCap 600/Barra Value Index are trademarks of The McGraw-Hill Companies,
Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold
or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding
the advisability of investing in the fund.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As we get ready for 2005, I want to remind you that you might want to add one more item to your list of New Year's resolutions—to review and, if necessary, rebalance your investment portfolio. After all, staying on track is as important in investing as it is in any other part of life. No matter whether it's a good or bad investment climate, you need to make sure that you own a diversified mix of investments and that your asset allocation matches your individual goals, time frame and tolerance for risk.

One efficient way to be diversified is by owning a broad-based mutual fund. Equity mutual funds also can help you to diversify the stock side of your portfolio. While our experienced portfolio managers adhere to each fund's objective, it still is important to review your portfolio to make sure the holdings in your funds don't overlap and you're not overconcentrated in one asset class.

On a final note, I'm very happy to announce that Evelyn Dilsaver has been named CEO and President of SchwabFunds®. Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I am very excited about my new role as President and CEO of SchwabFunds®. I believe that my experience at Schwab has prepared me well for this role, as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

When we discuss SchwabFunds with our clients, for example, we often hear that you want to know that you're getting excellent value. In fact, on October 1, 2004, we significantly reduced the minimum investment needed in our Schwab® Institutional Select® S&P 500 Fund and we lowered its operating expense ratio (OER) from 0.15% down to 0.10%[1].

I also want to let you know that we plan to continue to provide and expand information on SchwabFunds on schwab.com. Providing this information is one of the many ways we help individual investors choose investments that are appropriate for their financial goals and time horizons.

I look forward to serving you in my new role. I also want to remind you that your trust is very important to us, and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

[1] Schwab and the investment adviser have agreed to limit the fund's OER to 0.10% (excluding interest, taxes and certain non-routine expenses) through 12/31/05.

The strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities, as measured by the S&P 500® Index.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to pick up some steam. In fact, aside from a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were based on surging oil prices, which had hit an all-time high amid fears of supply interruptions. And while commodity prices moderated somewhat later in the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices had effectively eroded many consumers' purchasing power. Geopolitical

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 5.53% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of each of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities. More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

In terms of performance, the top sector, as measured by the S&P 500® Index was Energy, up 44.50%, due to the rising price of a barrel of oil. Coming in second was the Utilities sector, which was up 24.10%. The worst performer was Information Technology, which was down 0.88%.

The Schwab Institutional Select S&P 500 Fund ended the 12-month report period up 9.36%, closely tracking its benchmark, the S&P 500® Index, which was up 9.42%. Interestingly, most of this appreciation occurred during the beginning of the report period. Since then—starting in February 2004—the market traded in a relatively narrow trading range. During the report period, the price of crude oil increased substantially, making energy-related stocks, which were up 44.49%, the top performers in the fund. Exxon Mobil Corp. and ChevronTexaco Corp. were the biggest contributors to returns. On the flip side, the Information Technology sector continued to have problems and was down 0.88%, the only sector to have a net negative return. Hurting returns the most was technology giant Intel Corp., which was down 32.30% over the 12-month report period.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Institutional Select® S&P 500 Fund **9.36%**
Benchmark. **9.42%**

Performance Details . . . . page 6

Schwab Institutional Select® Large-Cap Value Index Fund...**14.12%**
Benchmark. **14.46%**

Performance Details . . . . page 8

Schwab Institutional Select® Small-Cap Value Index Fund..**18.76%**
Benchmark. **18.76%**

Performance Details . . . . page 10

The Schwab Institutional Select Large-Cap Value Index Fund was up 14.12% for the period, closely tracking its benchmark, the S&P500/Barra Value Index, which was up 14.46%. The fund benefited from the market favoring large-cap value over large-cap growth stocks. All sectors posted positive returns for the period, led by Energy, Utilities and Industrials. Within these sectors, the best performers were Exxon Mobil Corp., TXU Corp. (Utilities) and Tyco International (Industrials).

The Schwab Institutional Select Small-Cap Value Index Fund was up 18.76% for the report period, the best performer of the three Institutional Select funds. The fund benefited from the market having favored both small-cap and value stocks. The strongest sectors were Energy, Materials and Industrials. Stocks that led the way were Tom Brown, Inc. (Energy), Massey Energy Corp. (Materials) and Timken Co. (Industrials). The weakest sector was Telecommunication Services, with General Communications, which was down 7.10%, being the worst performer.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Institutional Select® S&P 500 Fund

Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.13%	5.88%	-2.74%	-2.76%	-1.17%	n/a
Post-Liquidation (shares were sold)	6.36%	4.04%	-2.20%	-1.93%	-0.89%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

■ **$9,549 Fund**
■ **$9,615 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select S&P 500 Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	503
Weighted Average Market Cap ($ x 1,000,000)	$89,712
Price/Earnings Ratio (P/E)	20.1
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	3%
Minimum Initial Investment[2]	
Investment Manager	
Per Client Account, and	$2,500
Aggregate Client Accounts	$50,000
Other Investors	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.4%
❷ Exxon Mobil Corp.	3.0%
❸ Microsoft Corp.	2.8%
❹ Citigroup, Inc.	2.1%
❺ Wal-Mart Stores, Inc.	2.1%
❻ Pfizer, Inc.	2.0%
❼ Bank of America Corp.	1.7%
❽ Johnson & Johnson	1.6%
❾ American International Group, Inc.	1.5%
❿ International Business Machines Corp.	1.4%
Total	**21.6%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 28.9% **Consumer Non-Durables**
- 20.1% **Finance**
- 18.3% **Technology**
- 7.1% **Energy**
- 6.9% **Materials**
- 5.8% **Utilities**
- 4.9% **Capital Goods**
- 1.7% **Transportation**
- 1.5% **Consumer Durables**
- 4.8% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® Large-Cap Value Index Fund

Performance as of 10/31/04



Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ **Fund**
- ■ Benchmark: **S&P 500/Barra Value Index**
- ■ Fund Category: **Morningstar Large-Cap Value**

1 Year — 14.12% / 14.46% / 12.14%
5 Years — 1.32% / 1.49% / 2.64%
Since Inception: 2/1/99 — 2.31% / 2.51% / 2.96%

Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	13.83%	9.76%	0.26%	1.26%	1.38%	n/a
Post-Liquidation (shares were sold)	9.50%	6.68%	0.50%	1.51%	1.43%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ **$11,407 Fund**
- ■ **$11,533 S&P 500/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select Large-Cap Value Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	334
Weighted Average Market Cap ($ x 1,000,000)	$68,431
Price/Earnings Ratio (P/E)	17.6
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate	11%
Minimum Initial Investment[2]	
Investment Manager	
Per Client Account, and	$2,500
Aggregate Client Accounts	$100,000[3]
Other Investors	$3,000,000

Top Holdings[4]

Security	% of Net Assets
❶ Exxon Mobil Corp.	5.8%
❷ Citigroup, Inc.	4.1%
❸ Bank of America Corp.	3.3%
❹ American International Group, Inc.	2.9%
❺ JPMorgan Chase & Co.	2.5%
❻ ChevronTexaco Corp.	2.0%
❼ Verizon Communications, Inc.	2.0%
❽ Wells Fargo & Co.	1.8%
❾ SBC Communications, Inc.	1.5%
❿ Time Warner, Inc.	1.4%
Total	**27.3%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 35.5% **Finance**
- 15.4% **Consumer Non-Durables**
- 12.9% **Energy**
- 11.3% **Utilities**
- 8.9% **Technology**
- 7.8% **Materials**
- 2.2% **Capital Goods**
- 1.8% **Transportation**
- 1.5% **Consumer Durables**
- 2.7% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] Waived until further notice.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® Small-Cap Value Index Fund

Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ **Fund**
- ■ Benchmark: **S&P SmallCap 600/Barra Value Index**
- ■ Fund Category: **Morningstar Small-Cap Value**



	1 Year			5 Years			Since Inception	
	■	■		■	■		■	■
Total Returns After Tax								
Pre-Liquidation (still own shares)	18.61%	14.16%		11.91%	13.60%		10.07%	n/a
Post-Liquidation (shares were sold)	12.36%	9.99%		10.79%	12.28%		9.14%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

- ■ $18,855 **Fund**
- ■ $18,940 **S&P SmallCap 600/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select Small-Cap Value Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	354
Weighted Average Market Cap ($ x 1,000,000)	$966
Price/Earnings Ratio (P/E)	21.9
Price/Book Ratio (P/B)	1.7
Portfolio Turnover Rate	40%
Minimum Initial Investment[2]	
Investment Manager	
Per Client Account, and	$2,500
Aggregate Client Accounts	$100,000[3]
Other Investors	$3,000,000

Top Holdings[4]

Security	% of Net Assets
❶ MDC Holdings, Inc.	1.0%
❷ Yellow Roadway Corp.	0.9%
❸ Timken Co.	0.9%
❹ South Financial Group, Inc.	0.9%
❺ UGI Corp.	0.8%
❻ Energen Corp.	0.8%
❼ Standard-Pacific Corp.	0.7%
❽ Shurgard Storage Centers, Inc. Class A	0.7%
❾ Hughes Supply, Inc.	0.7%
❿ Corn Products International, Inc.	0.7%
Total	**8.1%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.1% **Finance**
- 20.1% **Materials**
- 16.3% **Consumer Non-Durables**
- 10.7% **Technology**
- 8.9% **Capital Goods**
- 8.2% **Utilities**
- 4.1% **Energy**
- 4.0% **Transportation**
- 3.5% **Consumer Durables**
- 3.1% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] Waived until further notice.

[4] This list is not a recommendation of any security by the investment adviser.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab Institutional Select® S&P 500 Fund				
Actual Return	0.14%	$1,000	$1,029.90	$0.71
Hypothetical 5% Return	0.14%	$1,000	$1,024.43	$0.71
Schwab Institutional Select® Large-Cap Value Index Fund				
Actual Return	0.25%	$1,000	$1,057.70	$1.29
Hypothetical 5% Return	0.25%	$1,000	$1,023.88	$1.27
Schwab Institutional Select® Small-Cap Value Index Fund				
Actual Return	0.32%	$1,000	$1,081.20	$1.67
Hypothetical 5% Return	0.32%	$1,000	$1,023.53	$1.63

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to that fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	8.30	7.00	8.36	11.26	10.74
Income or loss from investment operations:					
Net investment income	0.13	0.12	0.12	0.12	0.11
Net realized and unrealized gains or losses	0.64	1.30	(1.37)	(2.91)	0.52
Total income or loss from investment operations	0.77	1.42	(1.25)	(2.79)	0.63
Less distributions:					
Dividends from net investment income	(0.12)	(0.12)	(0.11)	(0.11)	(0.09)
Distributions from net realized gains	–	–	–	–	(0.02)
Total distributions	(0.12)	(0.12)	(0.11)	(0.11)	(0.11)
Net asset value at end of period	8.95	8.30	7.00	8.36	11.26
Total return (%)	9.36	20.65	(15.18)	(24.95)	5.86[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.15	0.15	0.15	0.15	0.16[1]
Gross operating expenses	0.35	0.36	0.37	0.37	0.38
Net investment income	1.56	1.65	1.38	1.14	1.06
Portfolio turnover rate	3	4	12	13	6
Net assets, end of period ($ x 1,000,000)	348	272	203	261	382

[1] The ratio of net operating expenses would have been 0.15% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❙ Issuer is related to the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
97.8% Common Stock	346,761	340,369
4.7% Short-Term Investments	16,210	16,210
0.2% U.S. Treasury Obligations	863	863
102.7% Total Investments	363,834	357,442
5.3% Collateral Invested for Securities on Loan	18,387	18,387
(8.0)% Other Assets and Liabilities, Net		(27,964)
100.0% Total Net Assets		347,865

Security and Number of Shares	Value ($ x 1,000)

Common Stock 97.8% of net assets

Aerospace / Defense 1.8%

The Boeing Co. 27,200	1,357

Security and Number of Shares	Value ($ x 1,000)
Crane Co. 1,700	47
General Dynamics Corp. 6,400	653
Goodrich Corp. 3,800	117
Lockheed Martin Corp. 14,400	793
Northrop Grumman Corp. 11,628	602
Raytheon Co. 14,600	533
Rockwell Automation, Inc. 5,800	242
Rockwell Collins, Inc. 5,600	199
Textron, Inc. 4,500	307
United Technologies Corp. 16,600	1,541
	6,391

Air Transportation 1.2%

■• Delta Air Lines, Inc. 3,200	17
FedEx Corp. 9,800	893
Sabre Holdings Corp., Class A 4,118	89
Southwest Airlines Co. 25,650	405
United Parcel Service, Inc., Class B 36,424	2,884
	4,288

Alcoholic Beverages 0.4%

Adolph Coors Co., Class B 1,200	80
Anheuser-Busch Cos., Inc. 26,000	1,299
Brown-Forman Corp., Class B 3,908	175
	1,554

Apparel 0.4%

• Coach, Inc. 6,100	284
Jones Apparel Group, Inc. 4,100	145
Liz Claiborne, Inc. 3,500	143
Nike, Inc., Class B 8,600	699
Reebok International Ltd. 2,000	74
VF Corp. 3,600	194
	1,539

Automotive Products / Motor Vehicles 1.0%

Cooper Tire & Rubber Co. 2,100	41
Cummins, Inc. 1,400	98
Dana Corp. 4,900	73
■ Danaher Corp. 10,000	551
■ Delphi Corp. 17,649	148
Eaton Corp. 4,800	307

Security and Number of Shares	Value ($ x 1,000)
Ford Motor Co. 59,211	772
General Motors Corp. 18,275	705
Genuine Parts Co. 5,500	219
■• Goodyear Tire & Rubber Co. 5,300	53
Harley-Davidson, Inc. 9,600	553
■• Navistar International Corp. 2,100	73
Visteon Corp. 3,669	26
	3,619

Banks 7.8%

AmSouth Bancorp. 11,200	296
■❼ Bank of America Corp. 131,664	5,897
The Bank of New York Co., Inc. 25,250	820
BB&T Corp. 18,000	740
Comerica, Inc. 5,600	344
Fifth Third Bancorp 18,469	909
First Horizon National Corp. 4,000	173
Huntington Bancshares, Inc. 7,283	174
JPMorgan Chase & Co. 115,228	4,448
KeyCorp, Inc. 13,200	443
M&T Bank Corp. 3,799	391
Marshall & Ilsley Corp. 7,228	303
Mellon Financial Corp. 13,800	399
National City Corp. 21,500	838
North Fork Bancorp., Inc. 10,100	445
Northern Trust Corp. 7,000	298
PNC Financial Services Group, Inc. 9,200	481
Regions Financial Corp. 14,998	526
SouthTrust Corp. 10,800	471
State Street Corp. 10,900	491
SunTrust Banks, Inc. 11,600	816
Synovus Financial Corp. 10,100	275
U.S. Bancorp 60,807	1,740
Wachovia Corp. 42,400	2,087
Wells Fargo & Co. 54,713	3,267
Zions Bancorp. 2,900	192
	27,264

Business Machines & Software 8.8%

■ Adobe Systems, Inc. 7,800	437
• Apple Computer, Inc. 12,600	662
Autodesk, Inc. 3,600	190

Security and Number of Shares	Value ($ x 1,000)
• BMC Software, Inc. 7,100	134
• Cisco Systems, Inc. 218,750	4,202
• Compuware Corp. 11,300	65
• Comverse Technology, Inc. 6,400	132
• Dell, Inc. 80,800	2,833
• EMC Corp. 77,824	1,002
• Gateway, Inc. 12,100	71
Hewlett-Packard Co. 97,701	1,823
❿ International Business Machines Corp. 54,200	4,864
• Lexmark International, Inc., Class A 4,200	349
▲❸ Microsoft Corp. 351,750	9,846
• NCR Corp. 3,000	169
• Network Appliance, Inc. 11,600	284
• Novell, Inc. 12,200	88
• Oracle Corp. 167,300	2,118
Pitney Bowes, Inc. 7,500	328
• Siebel Systems, Inc. 15,900	151
• Sun Microsystems, Inc. 107,600	487
• Unisys Corp. 10,600	113
■• Xerox Corp. 27,200	402
	30,750

Business Services 4.4%

• Affiliated Computer Services, Inc., Class A 4,014	219
■• Allied Waste Industries, Inc. 10,000	82
• Apollo Group, Inc., Class A 6,300	416
Automatic Data Processing, Inc. 18,900	820
Cendant Corp. 34,170	704
■ Cintas Corp. 5,620	242
• Citrix Systems, Inc. 5,500	133
Computer Associates International, Inc. 19,000	527
■• Computer Sciences Corp. 6,000	298
• Convergys Corp. 4,625	60
Deluxe Corp. 1,600	61
• eBay, Inc. 21,382	2,087
Electronic Data Systems Corp. 16,600	353
Equifax, Inc. 4,500	118
First Data Corp. 27,781	1,147
• Fiserv, Inc. 6,150	219

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
H&R Block, Inc. 5,200	247
IMS Health, Inc. 7,400	157
• Interpublic Group of Cos., Inc. 13,300	163
• Intuit, Inc. 6,283	285
■• Mercury Interactive Corp. 3,000	130
• Monster Worldwide, Inc. 3,861	108
Omnicom Group, Inc. 6,100	481
• Parametric Technology Corp. 8,100	42
Paychex, Inc. 12,325	404
• PeopleSoft, Inc. 11,600	241
Robert Half International, Inc. 5,650	150
• SunGard Data Systems, Inc. 9,113	241
• Symantec Corp. 10,200	581
■ Tyco International Ltd. 65,076	2,027
• Veritas Software Corp. 14,050	307
Waste Management, Inc. 18,800	535
• Yahoo! Inc. 44,100	1,596
	15,181

Chemicals 1.5%

Air Products & Chemicals, Inc. 7,400	393
Dow Chemical Co. 30,460	1,369
E.I. du Pont de Nemours & Co. 32,282	1,384
Eastman Chemical Co. 2,400	114
Ecolab, Inc. 8,400	284
Great Lakes Chemical Corp. 1,400	36
• Hercules, Inc. 3,300	47
Monsanto Co. 8,717	373
PPG Industries, Inc. 5,600	357
Praxair, Inc. 10,600	447
Rohm & Haas Co. 7,263	308
Sigma-Aldrich Corp. 2,300	128
	5,240

Construction 0.5%

Centex Corp. 4,000	208
Fluor Corp. 2,700	125
KB Home 1,500	123
Masco Corp. 14,100	483
Pulte Homes, Inc. 4,000	220
The Sherwin-Williams Co. 4,700	201
The Stanley Works 2,600	116
Vulcan Materials Co. 3,300	164
	1,640

Security and Number of Shares	Value ($ x 1,000)
Consumer Durables 0.2%	
Black & Decker Corp. 2,600	209
Leggett & Platt, Inc. 6,100	171
■ Maytag Corp. 2,350	41
Newell Rubbermaid, Inc. 8,667	187
Whirlpool Corp. 2,200	129
	737

Containers 0.1%

Ball Corp. 3,600	143
Bemis Co. 3,200	85
• Pactiv Corp. 4,900	116
• Sealed Air Corp. 2,600	129
	473

Electronics 4.9%

• ADC Telecommunications, Inc. 26,200	58
■• Advanced Micro Devices, Inc. 11,200	188
■• Agilent Technologies, Inc. 15,784	396
• Altera Corp. 11,720	266
American Power Conversion Corp. 6,550	126
Analog Devices, Inc. 12,300	495
■• Andrew Corp. 5,300	74
• Applied Materials, Inc. 54,950	885
• Applied Micro Circuits Corp. 9,121	33
■• Broadcom Corp., Class A 10,500	284
• CIENA Corp. 17,000	42
Intel Corp. 207,600	4,621
ITT Industries, Inc. 3,000	244
• Jabil Circuit, Inc. 6,364	155
• JDS Uniphase Corp. 45,228	143
■• KLA-Tencor Corp. 6,400	291
Linear Technology Corp. 10,000	379
• LSI Logic Corp. 12,500	57
• Lucent Technologies, Inc. 139,445	495
Maxim Integrated Products, Inc. 10,600	466
■• Micron Technology, Inc. 19,200	234
Molex, Inc. 6,000	177
Motorola, Inc. 76,426	1,319
• National Semiconductor Corp. 11,300	189
• Novellus Systems, Inc. 4,450	115
• Nvidia Corp. 5,300	77

Security and Number of Shares	Value ($ x 1,000)
PerkinElmer, Inc. 4,100	84
•PMC—Sierra, Inc. 5,800	60
•Power-One, Inc. 2,300	16
•QLogic Corp. 2,813	92
Qualcomm, Inc. 52,700	2,203
•Sanmina—SCI Corp. 16,400	131
Scientific-Atlanta, Inc. 4,900	134
•Solectron Corp. 30,200	158
Symbol Technologies, Inc. 7,536	111
Tektronix, Inc. 2,900	88
•Tellabs, Inc. 13,500	108
•Teradyne, Inc. 6,100	101
Texas Instruments, Inc. 56,000	1,369
•Thermo Electron Corp. 5,300	154
•Waters Corp. 3,900	161
Xilinx, Inc. 11,300	346
	17,125

Energy: Raw Materials 1.8%

Anadarko Petroleum Corp. 8,121	548
■Apache Corp. 10,564	536
Baker Hughes, Inc. 10,800	462
•BJ Services Co. 5,100	260
Burlington Resources, Inc. 12,800	531
Devon Energy Corp. 7,900	584
EOG Resources, Inc. 3,722	248
Halliburton Co. 14,300	530
•Noble Corp. 4,300	196
Occidental Petroleum Corp. 12,700	709
•Rowan Cos., Inc. 3,200	82
Schlumberger Ltd. 19,200	1,208
Valero Energy Corp. 8,300	357
	6,251

Food & Agriculture 3.4%

Archer-Daniels-Midland Co. 21,148	410
Campbell Soup Co. 13,300	357
The Coca-Cola Co. 78,500	3,192
Coca-Cola Enterprises, Inc. 15,200	318
ConAgra Foods, Inc. 17,100	451
General Mills, Inc. 12,300	544
H.J. Heinz Co. 11,400	414

Security and Number of Shares	Value ($ x 1,000)
Hershey Foods Corp. 8,000	406
Kellogg Co. 13,400	576
McCormick & Co., Inc. 4,399	156
The Pepsi Bottling Group, Inc. 8,080	227
PepsiCo, Inc. 54,880	2,721
Sara Lee Corp. 25,700	598
Supervalu, Inc. 4,300	127
Sysco Corp. 20,700	668
Wm. Wrigley Jr. Co. 7,300	477
	11,642

Gold 0.2%

Newmont Mining Corp. 14,400	**684**

Healthcare / Drugs & Medicine 12.0%

Abbott Laboratories 50,500	2,153
■Allergan, Inc. 4,200	301
AmerisourceBergen Corp. 3,600	198
•Amgen, Inc. 41,000	2,329
■•Anthem, Inc. 4,428	356
Applied Biosystems Group — Applera Corp. 6,600	126
Bausch & Lomb, Inc. 1,600	98
Baxter International, Inc. 19,900	612
Becton Dickinson & Co. 8,200	430
•Biogen Idec, Inc. 11,030	641
Biomet, Inc. 8,300	387
■•Boston Scientific Corp. 27,300	964
Bristol-Myers Squibb Co. 63,000	1,476
C.R. Bard, Inc. 3,400	193
Cardinal Health, Inc. 14,000	654
•Caremark Rx, Inc. 15,126	453
•Chiron Corp. 5,900	191
Eli Lilly & Co. 36,600	2,010
■•Express Scripts, Inc. 2,400	154
•Forest Laboratories, Inc. 12,000	535
•Genzyme Corp. 7,400	388
•Gilead Sciences, Inc. 14,000	485
Guidant Corp. 10,200	680
HCA, Inc. 15,700	577
Health Management Associates, Inc., Class A 7,700	159
•Hospira, Inc. 4,900	156

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Humana, Inc. 4,900	94
❽ Johnson & Johnson 96,068	5,608
■• King Pharmaceuticals, Inc. 7,633	83
Manor Care, Inc. 2,900	95
McKesson Corp. 9,300	248
■• Medco Health Solutions, Inc. 8,889	301
• Medimmune, Inc. 7,900	225
Medtronic, Inc. 39,200	2,004
Merck & Co., Inc. 71,800	2,248
■ Mylan Laboratories, Inc. 8,500	146
▲❻ Pfizer, Inc. 244,247	7,071
Quest Diagnostics 3,337	292
Schering-Plough Corp. 47,700	864
• St. Jude Medical, Inc. 5,800	444
Stryker Corp. 13,040	562
• Tenet Healthcare Corp. 14,700	158
UnitedHealth Group, Inc. 21,600	1,564
• Watson Pharmaceuticals, Inc. 3,300	92
• WellPoint Health Networks, Inc. 5,100	498
Wyeth 43,200	1,713
• Zimmer Holdings, Inc. 8,000	621
	41,637

Household Products 2.2%

Alberto-Culver Co., Class B 2,950	132
Avon Products, Inc. 15,300	605
Clorox Co. 6,900	377
Colgate-Palmolive Co. 17,200	768
The Gillette Co. 32,500	1,348
International Flavors & Fragrances, Inc. 2,900	113
Procter & Gamble Co. 82,300	4,212
	7,555

Insurance 4.5%

ACE Ltd. 9,200	350
Aetna, Inc. 5,000	475
AFLAC, Inc. 16,500	592
The Allstate Corp. 22,500	1,082
AMBAC Financial Group, Inc. 3,533	276
❾ American International Group, Inc. 84,300	5,118
AON Corp. 10,000	204

Security and Number of Shares	Value ($ x 1,000)
Chubb Corp. 6,200	447
CIGNA Corp. 4,400	279
Cincinnati Financial Corp. 5,535	231
Hartford Financial Services Group, Inc. 9,500	556
Jefferson-Pilot Corp. 4,300	208
Lincoln National Corp. 5,600	245
Loews Corp. 5,900	353
Marsh & McLennan Cos., Inc. 16,900	468
MBIA, Inc. 4,700	272
Metlife, Inc. 24,357	934
MGIC Investment Corp. 3,100	199
Principal Financial Group, Inc. 10,184	385
The Progressive Corp. 6,500	608
Prudential Financial, Inc. 16,800	781
Safeco Corp. 4,200	194
The St. Paul Travelers Cos., Inc. 21,711	737
Torchmark Corp. 3,500	189
UnumProvident Corp. 9,660	132
XL Capital Ltd., Class A 4,500	326
	15,641

Media 3.4%

Clear Channel Communications, Inc. 19,095	638
• Comcast Corp., Class A 72,338	2,134
Dow Jones & Co., Inc. 2,600	115
Gannett Co., Inc. 8,700	722
Knight-Ridder, Inc. 2,400	164
■ The McGraw-Hill Cos., Inc. 6,200	535
Meredith Corp. 1,600	78
New York Times Co., Class A 4,700	188
R.R. Donnelley & Sons Co. 6,950	218
• Time Warner, Inc. 148,000	2,463
Tribune Co. 10,300	445
■• Univision Communications, Inc., Class A 10,494	325
Viacom, Inc., Class B 56,145	2,049
The Walt Disney Co. 66,500	1,677
	11,751

Miscellaneous 0.6%

3M Co. 25,400	**1,970**

Security and Number of Shares	Value ($ x 1,000)
Miscellaneous Finance 7.6%	
American Express Co. 41,100	2,181
The Bear Stearns Cos., Inc. 3,446	326
■ Capital One Financial Corp. 7,900	583
▍The Charles Schwab Corp. 44,238	405
CIT Group, Inc. 6,900	279
▲❹ Citigroup, Inc. 167,650	7,439
Countrywide Financial Corp. 18,298	584
• E*TRADE Financial Corp. 11,800	152
Fannie Mae 31,400	2,203
Federated Investors, Inc., Class B 3,600	104
Franklin Resources, Inc. 8,100	491
Freddie Mac 22,300	1,485
Golden West Financial Corp. 4,900	573
Goldman Sachs Group, Inc. 15,754	1,550
Janus Capital Group, Inc. 7,750	118
Lehman Brothers Holdings, Inc. 8,800	723
MBNA Corp. 41,350	1,060
Merrill Lynch & Co., Inc. 30,400	1,640
Moody's Corp. 4,700	366
Morgan Stanley 35,600	1,819
• Providian Financial Corp. 9,500	148
SLM Corp. 14,200	643
Sovereign Bancorp, Inc. 11,200	242
T. Rowe Price Group, Inc. 4,000	223
Washington Mutual, Inc. 28,300	1,095
	26,432
Non-Durables & Entertainment 1.2%	
Darden Restaurants, Inc. 5,200	127
• Electronic Arts, Inc. 9,850	443
Fortune Brands, Inc. 4,600	335
Hasbro, Inc. 5,800	103
International Game Technology 11,150	368
Mattel, Inc. 13,400	235
McDonald's Corp. 40,700	1,186
• Starbucks Corp. 12,940	684
Wendy's International, Inc. 3,700	124
Yum! Brands, Inc. 9,400	409
	4,014

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.4%	
Alcoa, Inc. 28,204	917
Engelhard Corp. 4,000	113
Freeport-McMoran Copper & Gold, Inc., Class B 5,800	210
Phelps Dodge Corp. 2,960	259
	1,499
Oil: Domestic 1.2%	
Amerada Hess Corp. 3,000	242
Ashland, Inc. 2,300	133
ConocoPhillips 22,349	1,884
Kerr-McGee Corp. 4,973	295
Marathon Oil Corp. 11,200	427
• Nabors Industries Ltd. 4,700	231
Sunoco, Inc. 2,400	178
• Transocean, Inc. 10,420	367
Unocal Corp. 8,600	359
	4,116
Oil: International 4.0%	
ChevronTexaco Corp. 68,992	3,661
▲❷ Exxon Mobil Corp. 210,520	10,362
	14,023
Optical & Photo 0.2%	
• Corning, Inc. 45,100	516
Eastman Kodak Co. 9,300	282
	798
Paper & Forest Products 0.8%	
• Boise Cascade Corp. 2,800	83
Georgia-Pacific Corp. 8,386	290
International Paper Co. 15,739	606
Kimberly-Clark Corp. 16,000	955
Louisiana-Pacific Corp. 3,300	81
MeadWestvaco Corp. 6,422	202
Temple-Inland, Inc. 1,800	106
Weyerhaeuser Co. 7,800	489
	2,812

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Producer Goods & Manufacturing 5.3%	
• American Standard Cos., Inc. 7,000	256
Avery Dennison Corp. 3,500	213
Caterpillar, Inc. 11,100	894
Cooper Industries Ltd., Class A 3,000	192
Deere & Co. 8,100	484
Dover Corp. 6,600	259
Emerson Electric Co. 13,600	871
• Fisher Scientific International, Inc. 3,775	217
▲❶ General Electric Co. 341,600	11,655
Honeywell International, Inc. 27,812	937
Illinois Tool Works, Inc. 9,800	904
Ingersoll-Rand Co., Class A 5,700	390
Johnson Controls, Inc. 6,200	356
• Millipore Corp. 1,600	74
Pall Corp. 4,000	103
Parker Hannifin Corp. 3,800	268
Snap-On, Inc. 1,700	50
W.W. Grainger, Inc. 2,900	170
	18,293
Railroad & Shipping 0.5%	
Burlington Northern Santa Fe Corp. 12,100	506
CSX Corp. 6,800	248
Norfolk Southern Corp. 12,800	435
Union Pacific Corp. 8,400	529
	1,718
Real Property 0.5%	
Apartment Investment & Management Co., Class A 2,900	106
Equity Office Properties Trust 13,050	367
Equity Residential 9,100	304
Plum Creek Timber Co., Inc. 5,800	210
ProLogis 5,800	226
Simon Property Group, Inc. 7,200	420
	1,633
Retail 6.6%	
Albertson's, Inc. 11,983	273
■• Autonation, Inc. 8,700	150
■• AutoZone, Inc. 2,800	229

Security and Number of Shares	Value ($ x 1,000)
• Bed, Bath & Beyond, Inc. 9,800	400
■ Best Buy Co., Inc. 10,600	628
• Big Lots, Inc. 3,400	42
Circuit City Stores, Inc. 6,000	97
Costco Wholesale Corp. 15,000	719
CVS Corp. 13,000	565
Dillards, Inc., Class A 2,500	51
Dollar General Corp. 10,650	205
Family Dollar Stores, Inc. 5,300	157
Federated Department Stores, Inc. 5,700	288
The Gap, Inc. 29,300	585
Home Depot, Inc. 71,100	2,921
J.C. Penney Co., Inc. Holding Co. 9,400	325
• Kohl's Corp. 11,100	563
• Kroger Co. 24,000	363
■ Limitedbrands 15,300	379
Lowe's Cos., Inc. 25,300	1,424
■ The May Department Stores Co. 9,200	240
Nordstrom, Inc. 4,400	190
• Office Depot, Inc. 9,900	160
RadioShack Corp. 5,200	156
• Safeway, Inc. 14,100	257
Sears, Roebuck & Co. 6,900	241
Staples, Inc. 16,100	479
Target Corp. 29,300	1,466
Tiffany & Co. 4,650	136
TJX Cos., Inc. 15,900	381
• Toys 'R' Us, Inc. 6,800	122
▲❺ Wal-Mart Stores, Inc. 137,250	7,401
Walgreen Co. 33,200	1,192
■ Winn-Dixie Stores, Inc. 3,800	13
	22,798
Steel 0.1%	
Allegheny Technologies, Inc. 2,850	48
Nucor Corp. 5,200	219
United States Steel Corp. 3,700	136
Worthington Industries, Inc. 2,500	50
	453

Security and Number of Shares	Value ($ x 1,000)
Telephone 3.3%	
Alltel Corp. 10,000	549
AT&T Corp. 25,797	441
•Avaya, Inc. 14,295	206
BellSouth Corp. 59,250	1,580
CenturyTel, Inc. 4,300	138
•Citizens Communications Co. 10,486	141
•Nextel Communications, Inc., Class A 36,100	956
•Qwest Communications International, Inc. 57,021	195
SBC Communications, Inc. 107,230	2,709
Sprint Corp. (FON Group) 47,050	986
Verizon Communications, Inc. 89,628	3,504
	11,405
Tobacco 1.1%	
Altria Group, Inc. 66,400	3,218
■ Reynolds American, Inc. 4,870	335
UST, Inc. 5,200	214
	3,767
Travel & Recreation 0.7%	
Brunswick Corp. 3,100	145
Carnival Corp. 20,500	1,036
Harrah's Entertainment, Inc. 3,700	217
Hilton Hotels Corp. 12,500	249
Marriott International, Inc., Class A 7,500	409
Starwood Hotels & Resorts Worldwide, Inc. 6,600	315
	2,371
Trucking & Freight 0.1%	
Paccar, Inc. 5,675	394
Ryder Systems, Inc. 2,100	105
	499
Utilities: Electric & Gas 3.1%	
•The AES Corp. 20,300	221
•Allegheny Energy, Inc. 4,401	81
Ameren Corp. 6,300	302
American Electric Power Co., Inc. 12,880	424
■•Calpine Corp. 16,800	42
Centerpoint Energy, Inc. 9,700	102

Security and Number of Shares	Value ($ x 1,000)
Cinergy Corp. 5,900	233
•CMS Energy Corp. 6,000	56
Consolidated Edison, Inc. 7,900	343
Constellation Energy Group, Inc. 5,700	232
Dominion Resources, Inc. 10,691	688
DTE Energy Co. 5,500	235
Duke Energy Corp. 30,400	746
■•Dynegy, Inc., Class A 12,300	61
Edison International 10,600	323
El Paso Corp. 20,126	180
Entergy Corp. 7,400	484
Exelon Corp. 21,400	848
FirstEnergy Corp. 10,688	442
FPL Group, Inc. 5,900	406
■ KeySpan Corp. 5,000	200
Kinder Morgan, Inc. 3,905	251
■ Nicor, Inc. 1,400	53
NiSource, Inc. 8,327	179
Peoples Energy Corp. 1,200	51
•PG&E Corp. 13,000	416
Pinnacle West Capital Corp. 2,800	119
PPL Corp. 6,000	312
Progress Energy, Inc. 8,026	331
■ Public Service Enterprise Group, Inc. 7,700	328
■ Sempra Energy 7,585	254
The Southern Co. 23,900	755
TECO Energy, Inc. 6,000	84
TXU Corp. 9,650	591
■ Williams Cos., Inc. 17,400	218
Xcel Energy, Inc. 12,560	215
	10,806

Short-Term Investments 4.7% of net assets	
BlackRock Liquidity Fund, Temp Cash Institutional Shares #21 2,390,802	2,391
Provident Institutional TempFund 13,818,502	13,819
	16,210

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Obligations 0.2% of net assets		
▲ U.S. Treasury Bills		
1.54%-1.69%, 12/16/04	865	**863**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 5.3% of net assets		
Commercial Paper & Other Corporate **Obligations 1.7%**		
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	716	716
Foreningssparbanken AB		
1.83%, 11/15/04	458	458
Fortis Bank NY		
1.78%, 06/06/05	1,121	1,121
Societe Generale NY		
1.95%, 11/01/04	1,042	1,042
1.83%, 11/15/04	1,922	1,922
Westdeutsche Landesbank AG		
1.50%, 01/10/05	654	654
		5,913

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 3.6%		
Citibank, Time Deposit		
1.76%, 11/01/04	393	393

Security and Number of Shares		
Institutional Money Market Trust 12,081,358		12,081
		12,474

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	35	9,890	**213**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $17,816 of securities on loan)	$357,442
Collateral invested for securities on loan	18,387
Receivables:	
Fund shares sold	786
Interest	14
Dividends	418
Due from brokers for futures	33
Income from securities lending	2
Prepaid expenses	+ 23
Total assets	**377,105**

The fund paid $363,834 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$56,287
Sales/maturities	$ 7,940

The fund's total security transactions with other SchwabFunds® during the period were $845.

Liabilities

Collateral invested for securities on loan	18,387
Payables:	
Fund shares redeemed	437
Investments bought	10,352
Trustees' fees	1
Accrued expenses	+ 63
Total liabilities	**29,240**

Net Assets

Total assets	377,105
Total liabilities	− 29,240
Net assets	**$347,865**

Net Assets by Source

Capital received from investors	401,593
Net investment income not yet distributed	3,943
Net realized capital losses	(51,492)
Net unrealized capital losses	(6,179)

These derive from investments and futures.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$347,865		38,886		$8.95

Federal Tax Data

Portfolio cost	$367,819

Net unrealized gains and losses:	
Gains	$56,177
Losses	+ (66,554)
	($10,377)

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$3,943
Long-term capital gains	$—

Capital losses utilized	$313

Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$152
2009	17,888
2010	27,645
2011	+ 1,609
	$47,294

See financial notes. 23

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$5,147
Interest		42
Securities on loan	+	27
Total investment income		**5,216**

Net Realized Gains and Losses

Net realized losses on investments		(287)
Net realized gains on futures contracts	+	241
Net realized losses		**(46)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		21,182
Net unrealized gains on futures contracts	+	204
Net unrealized gains		**21,386**

Expenses

Investment adviser and administrator fees		551
Transfer agent and shareholder service fees		306
Trustees' fees		7
Custodian fees		47
Portfolio accounting fees		41
Professional fees		30
Registration fees		31
Shareholder reports		48
Other expenses	+	19
Total expenses		1,080
Expense reduction	−	635
Net expenses		**445**

Increase in Net Assets from Operations

Total investment income		5,216
Net expenses	−	445
Net investment income		**4,771**
Net realized losses		(46)
Net unrealized gains	+	21,386
Increase in net assets from operations		**$26,111**

Calculated as a percentage of average daily net assets: 0.18% of the first $1 billion and 0.15% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $554 from the investment adviser (CSIM) and $81 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.10% of average daily net assets. Prior to October 1, 2004, this limit was 0.15%. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $21,340.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03-10/31/04	11/1/02-10/31/03
Net investment income	$4,771	$3,778
Net realized losses	(46)	(1,536)
Net unrealized gains	+ 21,386	42,910
Increase in net assets from operations	**26,111**	**45,152**

Distributions Paid

Dividends from net investment income	**$3,944**	**$3,544**

Transactions in Fund Shares

	11/1/03-10/31/04		11/1/02-10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	13,048	$114,347	13,049	$95,187
Shares reinvested	371	3,113	407	2,823
Shares redeemed	+ (7,241)	(63,271)	(9,685)	(70,755)
Net transactions in fund shares	**6,178**	**$54,189**	**3,771**	**$27,255**

Shares Outstanding and Net Assets

	11/1/03-10/31/04		11/1/02-10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	32,708	$271,509	28,937	$202,646
Total increase	+ 6,178	76,356	3,771	68,863
End of period	**38,886**	**$347,865**	**32,708**	**$271,509**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $3,915 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$3,944
Long-term capital gains	$–
Prior period	
Ordinary income	$3,544
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period	$15
Prior period	$21

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,943 and $3,116 at the end of the current period and prior period, respectively.

See financial notes.

Schwab Institutional Select® Large-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	8.66	7.14	8.92	11.44	10.68
Income or loss from investment operations:					
Net investment income	0.16	0.15	0.18	0.14	0.15
Net realized and unrealized gains or losses	1.05	1.55	(1.49)	(2.19)	0.84
Total income or loss from investment operations	1.21	1.70	(1.31)	(2.05)	0.99
Less distributions:					
Dividends from net investment income	(0.15)	(0.18)	(0.15)	(0.15)	(0.11)
Distributions from net realized gains	–	–	(0.32)	(0.32)	(0.12)
Total distributions	(0.15)	(0.18)	(0.47)	(0.47)	(0.23)
Net asset value at end of period	9.72	8.66	7.14	8.92	11.44
Total return (%)	14.12	24.40	(15.65)	(18.53)	9.48
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.25	0.25	0.26[1]	0.25	0.26[2]
Gross operating expenses	0.44	0.45	0.48	0.45	0.51
Net investment income	1.80	1.94	1.72	1.47	1.64
Portfolio turnover rate	11	24	26	47	27
Net assets, end of period ($ x 1,000,000)	108	79	70	128	129

[1] The ratio of net operating expenses would have been 0.25% if interest expense had not been included.

[2] The ratio of net operating expenses would have been 0.25% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding
• Non-income producing security
▲ All or a portion of this security is held as collateral for open futures contracts
▮ Issuer is related to the fund's adviser
■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
97.1% Common Stock	94,603	104,596
2.5% Short-Term Investment	2,696	2,696
0.2% U.S. Treasury Obligation	200	200
99.8% Total Investments	97,499	107,492
6.6% Collateral Invested for Securities on Loan	7,145	7,145
(6.4)% Other Assets and Liabilities, Net		(6,912)
100.0% Total Net Assets		107,725

Security and Number of Shares	Value ($ x 1,000)

Common Stock 97.1% of net assets

Aerospace / Defense 1.8%

■ Crane Co. 1,200	34
General Dynamics Corp. 3,900	397

Security and Number of Shares	Value ($ x 1,000)
Goodrich Corp. 2,500	77
Lockheed Martin Corp. 8,800	485
Northrop Grumman Corp. 6,848	354
Raytheon Co. 8,400	306
Rockwell Automation, Inc. 3,600	150
Textron, Inc. 2,700	184
	1,987

Air Transportation 0.8%

FedEx Corp. 5,700	519
Sabre Holdings Corp., Class A 2,700	58
Southwest Airlines Co. 15,400	243
	820

Alcoholic Beverages 0.0%

Adolph Coors Co., Class B 700	**47**

Apparel 0.3%

Jones Apparel Group, Inc. 2,300	81
Liz Claiborne, Inc. 2,000	82
Reebok International Ltd. 1,100	41
VF Corp. 2,200	118
	322

Automotive Products / Motor Vehicles 1.3%

Cooper Tire & Rubber Co. 1,300	25
Cummins, Inc. 800	56
Dana Corp. 2,700	40
Eaton Corp. 3,000	192
■ Ford Motor Co. 35,109	458
■ General Motors Corp. 10,975	423
Genuine Parts Co. 3,400	136
■• Goodyear Tire & Rubber Co. 3,600	36
■ Visteon Corp. 2,585	18
	1,384

Banks 14.9%

■ AmSouth Bancorp. 6,900	182
❸ Bank of America Corp. 79,080	3,542
The Bank of New York Co., Inc. 15,100	490
■ BB&T Corp. 10,800	444
Comerica, Inc. 3,300	203
Fifth Third Bancorp 11,100	546
First Horizon National Corp. 2,500	108

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Huntington Bancshares, Inc. 4,241	102
❺ JPMorgan Chase & Co. 69,174	2,670
KeyCorp, Inc. 7,900	265
M&T Bank Corp. 2,200	227
Marshall & Ilsley Corp. 4,366	183
Mellon Financial Corp. 8,100	234
National City Corp. 12,900	503
Northern Trust Corp. 4,300	183
PNC Financial Services Group, Inc. 5,600	293
Regions Financial Corp. 8,994	315
SouthTrust Corp. 6,400	279
State Street Corp. 6,500	293
SunTrust Banks, Inc. 7,000	493
Synovus Financial Corp. 6,000	163
U.S. Bancorp 36,378	1,041
Wachovia Corp. 25,500	1,255
❽ Wells Fargo & Co. 32,800	1,959
Zions Bancorp. 1,700	112
	16,085

Business Machines & Software 3.0%

•Apple Computer, Inc. 7,600	399
•BMC Software, Inc. 4,000	76
•Compuware Corp. 7,100	41
•Comverse Technology, Inc. 3,600	74
•EMC Corp. 46,800	602
•Gateway, Inc. 6,900	40
Hewlett-Packard Co. 58,698	1,095
•NCR Corp. 1,800	102
•Novell, Inc. 7,500	54
•Siebel Systems, Inc. 10,600	101
•Sun Microsystems, Inc. 64,100	290
•Unisys Corp. 6,100	65
■•Xerox Corp. 16,300	241
	3,180

Business Services 3.3%

■•Affiliated Computer Services, Inc., Class A 2,788	152
■•Allied Waste Industries, Inc. 5,600	46
Cendant Corp. 20,500	422
Computer Associates International, Inc. 11,400	316

Security and Number of Shares	Value ($ x 1,000)
■•Computer Sciences Corp. 3,500	174
•Convergys Corp. 3,000	39
Electronic Data Systems Corp. 10,000	213
•Fiserv, Inc. 3,700	131
•Interpublic Group of Cos., Inc. 8,200	100
•PeopleSoft, Inc. 6,500	135
•SunGard Data Systems, Inc. 5,700	151
Tyco International Ltd. 39,001	1,215
•Veritas Software Corp. 8,400	184
Waste Management, Inc. 11,300	322
	3,600

Chemicals 0.9%

Air Products & Chemicals, Inc. 4,600	245
Eastman Chemical Co. 1,600	76
Great Lakes Chemical Corp. 900	23
Monsanto Co. 5,000	214
PPG Industries, Inc. 3,200	204
Rohm & Haas Co. 4,305	182
	944

Construction 0.8%

Centex Corp. 2,600	135
Fluor Corp. 1,300	60
KB Home 1,000	82
Masco Corp. 8,400	288
Pulte Homes, Inc. 2,500	137
The Stanley Works 1,500	67
Vulcan Materials Co. 2,200	110
	879

Consumer Durables 0.3%

Leggett & Platt, Inc. 3,800	107
Newell Rubbermaid, Inc. 5,100	110
Whirlpool Corp. 1,500	88
	305

Containers 0.1%

Bemis Co. 2,000	**53**

Electronics 2.2%

•ADC Telecommunications, Inc. 19,600	43
■•Advanced Micro Devices, Inc. 6,500	109
American Power Conversion Corp. 3,900	75

Security and Number of Shares	Value ($ x 1,000)
■• Andrew Corp. 3,000	42
• Applied Micro Circuits Corp. 5,200	19
• CIENA Corp. 11,100	28
ITT Industries, Inc. 1,800	146
• Jabil Circuit, Inc. 4,009	98
• JDS Uniphase Corp. 27,500	87
• LSI Logic Corp. 7,700	35
■• Micron Technology, Inc. 11,900	145
Molex, Inc. 3,800	112
Motorola, Inc. 45,785	790
• Novellus Systems, Inc. 3,000	78
• Nvidia Corp. 3,200	46
PerkinElmer, Inc. 2,600	54
• Power-One, Inc. 1,300	9
• QLogic Corp. 1,600	52
• Sanmina–SCI Corp. 10,300	82
Scientific-Atlanta, Inc. 2,800	77
Tektronix, Inc. 2,000	61
• Tellabs, Inc. 7,900	63
• Thermo Electron Corp. 3,100	90
	2,341
Energy: Raw Materials 2.4%	
Anadarko Petroleum Corp. 4,838	326
Apache Corp. 6,470	328
Baker Hughes, Inc. 6,500	278
Burlington Resources, Inc. 7,700	320
Devon Energy Corp. 4,600	340
EOG Resources, Inc. 2,100	140
• Noble Corp. 2,900	132
Occidental Petroleum Corp. 7,800	436
■• Rowan Cos., Inc. 2,100	54
Valero Energy Corp. 4,800	206
	2,560
Food & Agriculture 1.0%	
Archer-Daniels-Midland Co. 12,705	246
Coca-Cola Enterprises, Inc. 9,100	190
ConAgra Foods, Inc. 10,400	274
General Mills, Inc. 7,200	319
Supervalu, Inc. 2,600	77
	1,106

Security and Number of Shares	Value ($ x 1,000)
Gold 0.4%	
■ Newmont Mining Corp. 8,600	**409**
Healthcare / Drugs & Medicine 3.5%	
AmerisourceBergen Corp. 2,200	121
■• Anthem, Inc. 2,629	211
Applied Biosystems Group — Applera Corp. 4,100	78
Bausch & Lomb, Inc. 1,100	67
• Biogen Idec, Inc. 6,600	384
■• Caremark Rx, Inc. 9,043	271
• Chiron Corp. 3,600	117
• Genzyme Corp. 4,400	231
■ HCA, Inc. 9,400	345
Health Management Associates, Inc., Class A 4,700	97
• Hospira, Inc. 3,200	102
• Humana, Inc. 3,400	65
■• King Pharmaceuticals, Inc. 4,300	47
Manor Care, Inc. 1,800	59
McKesson Corp. 5,700	152
■• Medco Health Solutions, Inc. 5,400	183
• Medimmune, Inc. 5,100	145
■ Quest Diagnostics 1,914	168
Schering-Plough Corp. 28,600	518
• Tenet Healthcare Corp. 8,600	92
• Watson Pharmaceuticals, Inc. 2,000	56
• WellPoint Health Networks, Inc. 3,000	293
	3,802
Household Products 0.1%	
Alberto-Culver Co., Class B 1,800	**81**
Insurance 8.5%	
ACE Ltd. 5,700	217
Aetna, Inc. 2,900	275
AFLAC, Inc. 9,900	355
The Allstate Corp. 13,500	649
AMBAC Financial Group, Inc. 2,000	156
▲4 American International Group, Inc. 50,648	3,075
■ AON Corp. 6,250	128
Chubb Corp. 3,900	281

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
■ CIGNA Corp. 2,500	159
Cincinnati Financial Corp. 3,140	131
Hartford Financial Services Group, Inc. 5,600	327
Jefferson-Pilot Corp. 2,600	125
Lincoln National Corp. 3,600	158
Loews Corp. 3,500	210
MBIA, Inc. 2,950	171
Metlife, Inc. 14,578	559
MGIC Investment Corp. 1,800	116
Principal Financial Group, Inc. 6,000	227
The Progressive Corp. 4,050	379
Prudential Financial, Inc. 10,100	469
Safeco Corp. 2,500	116
The St. Paul Travelers Cos., Inc. 12,840	436
Torchmark Corp. 2,100	113
UnumProvident Corp. 5,849	80
XL Capital Ltd., Class A 2,700	196
	9,108

Media 5.9%

Clear Channel Communications, Inc. 11,639	389
• Comcast Corp., Class A 43,283	1,277
Gannett Co., Inc. 5,100	423
R.R. Donnelley & Sons Co. 4,300	135
•❿ Time Warner, Inc. 88,900	1,479
Tribune Co. 6,080	263
■• Univision Communications, Inc., Class A 6,300	195
Viacom, Inc., Class B 33,701	1,230
The Walt Disney Co. 39,900	1,006
	6,397

Miscellaneous Finance 11.4%

The Bear Stearns Cos., Inc. 2,101	199
■ Capital One Financial Corp. 4,800	354
▮ The Charles Schwab Corp. 26,400	242
▲❷ Citigroup, Inc. 100,673	4,467
Countrywide Financial Corp. 10,998	351
• E*TRADE Financial Corp. 7,700	99
Franklin Resources, Inc. 4,700	285

Security and Number of Shares	Value ($ x 1,000)
Freddie Mac 13,400	892
Golden West Financial Corp. 2,800	327
Goldman Sachs Group, Inc. 9,500	935
Janus Capital Group, Inc. 4,400	67
Lehman Brothers Holdings, Inc. 5,400	444
MBNA Corp. 24,800	636
Merrill Lynch & Co., Inc. 18,300	987
Morgan Stanley 21,400	1,093
• Providian Financial Corp. 5,400	84
Sovereign Bancorp, Inc. 6,800	147
Washington Mutual, Inc. 16,950	656
	12,265

Non-Durables & Entertainment 1.0%

Darden Restaurants, Inc. 2,900	71
Hasbro, Inc. 3,950	70
Mattel, Inc. 8,100	142
McDonald's Corp. 24,400	711
Wendy's International, Inc. 2,100	70
	1,064

Non-Ferrous Metals 0.7%

Alcoa, Inc. 16,532	537
Engelhard Corp. 2,300	65
Phelps Dodge Corp. 1,920	168
	770

Oil: Domestic 2.3%

Amerada Hess Corp. 1,700	137
Ashland, Inc. 1,400	81
ConocoPhillips 13,352	1,126
Kerr-McGee Corp. 2,800	166
Marathon Oil Corp. 6,800	259
• Nabors Industries Ltd. 2,850	140
Sunoco, Inc. 1,500	112
• Transocean, Inc. 6,248	220
Unocal Corp. 5,300	221
	2,462

Oil: International 7.8%

❻ ChevronTexaco Corp. 41,424	2,198
▲❶ Exxon Mobil Corp. 126,350	6,219
	8,417

Security and Number of Shares	Value ($ x 1,000)
Optical & Photo 0.4%	
• Corning, Inc. 27,100	310
■ Eastman Kodak Co. 5,500	167
	477
Paper & Forest Products 1.0%	
• Boise Cascade Corp. 1,600	47
■ Georgia-Pacific Corp. 5,210	180
International Paper Co. 9,515	367
Louisiana-Pacific Corp. 2,300	56
MeadWestvaco Corp. 3,746	118
Temple-Inland, Inc. 1,100	65
Weyerhaeuser Co. 4,500	282
	1,115
Producer Goods & Manufacturing 2.4%	
Cooper Industries Ltd., Class A 1,900	122
Deere & Co. 5,000	299
Dover Corp. 4,200	165
• Fisher Scientific International, Inc. 2,200	126
Honeywell International, Inc. 16,687	562
Illinois Tool Works, Inc. 5,800	535
Ingersoll-Rand Co., Class A 3,400	233
Johnson Controls, Inc. 3,800	218
Pall Corp. 2,200	57
Parker Hannifin Corp. 2,200	155
Snap-On, Inc. 1,000	29
W.W. Grainger, Inc. 1,700	100
	2,601
Railroad & Shipping 1.0%	
Burlington Northern Santa Fe Corp. 7,000	293
CSX Corp. 4,400	161
Norfolk Southern Corp. 7,700	261
Union Pacific Corp. 5,100	321
	1,036
Real Property 0.7%	
■ Apartment Investment & Management Co., Class A 2,000	73
Equity Office Properties Trust 7,900	222
Equity Residential 5,300	177

Security and Number of Shares	Value ($ x 1,000)
Plum Creek Timber Co., Inc. 3,600	131
ProLogis 3,400	132
	735
Retail 3.4%	
Albertson's, Inc. 7,138	163
■ • Autonation, Inc. 4,900	84
• Big Lots, Inc. 1,800	22
Circuit City Stores, Inc. 4,100	67
Costco Wholesale Corp. 9,000	431
CVS Corp. 7,800	339
Dillards, Inc., Class A 1,600	33
Federated Department Stores, Inc. 3,500	177
J.C. Penney Co., Inc. Holding Co. 5,800	201
• Kroger Co. 14,500	219
■ Limitedbrands 9,000	223
■ The May Department Stores Co. 5,700	149
Nordstrom, Inc. 2,600	112
• Office Depot, Inc. 5,800	94
• Safeway, Inc. 8,700	159
■ Sears, Roebuck & Co. 4,300	151
Target Corp. 17,600	880
Tiffany & Co. 2,700	79
• Toys 'R' Us, Inc. 4,400	79
■ Winn-Dixie Stores, Inc. 2,100	7
	3,669
Steel 0.2%	
■ Nucor Corp. 3,200	135
■ United States Steel Corp. 2,200	81
Worthington Industries, Inc. 1,800	36
	252
Telephone 5.6%	
Alltel Corp. 5,800	319
AT&T Corp. 15,352	263
BellSouth Corp. 35,400	944
CenturyTel, Inc. 2,900	93
• Citizens Communications Co. 6,948	93
❾ SBC Communications, Inc. 64,300	1,624

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Sprint Corp. (FON Group) 28,200	591
❼ Verizon Communications, Inc. 53,800	2,103
	6,030
Tobacco 0.2%	
■ Reynolds American, Inc. 2,800	**193**
Travel & Recreation 1.3%	
Brunswick Corp. 2,200	103
■ Carnival Corp. 12,300	622
■ Harrah's Entertainment, Inc. 2,300	135
Hilton Hotels Corp. 7,400	147
Marriott International, Inc., Class A 4,300	234
Starwood Hotels & Resorts Worldwide, Inc. 3,900	186
	1,427
Trucking & Freight 0.3%	
Paccar, Inc. 3,425	238
Ryder Systems, Inc. 1,300	65
	303
Utilities: Electric & Gas 5.9%	
• Allegheny Energy, Inc. 2,900	53
Ameren Corp. 3,900	187
American Electric Power Co., Inc. 7,640	252
■• Calpine Corp. 8,400	21
Centerpoint Energy, Inc. 6,600	69
■ Cinergy Corp. 3,700	146
■• CMS Energy Corp. 3,100	29
Consolidated Edison, Inc. 4,700	204
Constellation Energy Group, Inc. 3,300	134
Dominion Resources, Inc. 6,448	415
DTE Energy Co. 3,500	150
■ Duke Energy Corp. 18,200	446
■• Dynegy, Inc., Class A 7,500	37
Edison International 6,100	186
■ El Paso Corp. 11,873	106
Entergy Corp. 4,300	281
Exelon Corp. 12,800	507
FirstEnergy Corp. 6,422	265
FPL Group, Inc. 3,600	248
■ KeySpan Corp. 3,000	120

Security and Number of Shares	Value ($ x 1,000)
Kinder Morgan, Inc. 2,545	164
■ Nicor, Inc. 800	30
NiSource, Inc. 5,115	110
Peoples Energy Corp. 700	30
• PG&E Corp. 7,700	247
Pinnacle West Capital Corp. 1,700	73
PPL Corp. 3,500	182
Progress Energy, Inc. 4,606	190
■ Public Service Enterprise Group, Inc. 4,700	200
Sempra Energy 4,400	148
■ The Southern Co. 14,400	455
TECO Energy, Inc. 3,600	50
TXU Corp. 6,100	373
■ Williams Cos., Inc. 10,200	128
■ Xcel Energy, Inc. 7,810	134
	6,370

Short-Term Investment 2.5% of net assets	
Provident Institutional TempFund 2,696,245	**2,696**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
U.S. Treasury Obligation 0.2% of net assets		
▲ U.S. Treasury Bill 1.63%, 12/16/04	200	**200**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.6% of net assets		
Commercial Paper & Other Corporate Obligations 2.5%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	190	190
1.72%, 05/25/05	296	296
Foreningssparbanken AB		
1.83%, 11/15/04	841	841
Fortis Bank NY		
1.78%, 06/06/05	211	211
Societe Generale NY		
1.95%, 11/01/04	864	863
1.83%, 11/15/04	355	355
		2,756

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 4.1%		
Citibank, Time Deposit		
1.76%, 11/01/04	167	167
Security and Number of Shares		
Institutional Money Market Trust 4,221,520		4,222
		4,389

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	13	3,673	**13**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $6,903 of securities on loan)	$107,492
Collateral invested for securities on loan	7,145
Receivables:	
Fund shares sold	105
Interest	3
Dividends	194
Due from broker for futures	8
Income from securities on loan	1
Prepaid expenses	+ 15
Total assets	**114,963**

Liabilities

Collateral invested for securities on loan	7,145
Payables:	
Fund shares redeemed	53
Transfer agent and shareholder service fees	1
Accrued expenses	+ 39
Total liabilities	**7,238**

Net Assets

Total assets	114,963
Total liabilities	– 7,238
Net assets	**$107,725**

Net Assets by Source

Capital received from investors	129,050
Net investment income not yet distributed	1,427
Net realized capital losses	(32,758)
Net unrealized capital gains	10,006

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$107,725		11,089		$9.72

Unless stated, all numbers x 1,000.

The fund paid $97,499 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$27,180
Sales/maturities	$10,493

The fund's total security transactions with other SchwabFunds® during the period were $4,131.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$99,165
Net unrealized gains and losses:	
Gains	$20,246
Losses	+ (11,919)
	$8,327
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,427
Long-term capital gains	$–
Capital losses utilized	$1,252
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$24,705
2011	+ 6,374
	$31,079

 See financial notes.

Statement of
Operations

For November1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,883
Interest		21
Securities on loan	+	18
Total investment income		**1,922**

Net Realized Gains and Losses

Net realized gains on investments		1,362
Net realized gains on futures contracts	+	123
Net realized gains		**1,485**

Net Unrealized Gains and Losses

Net unrealized gains on investments		8,597
Net unrealized losses on futures contracts	+	(22)
Net unrealized gains		**8,575**

Expenses

Investment adviser and administrator fees		188
Transfer agent and shareholder service fees		94
Trustees' fees		5
Custodian fees		20
Portfolio accounting fees		13
Professional fees		29
Registration fees		20
Shareholder reports		30
Other expenses	+	16
Total expenses		415
Expense reduction	−	180
Net expenses		**235**

Increase in Net Assets from Operations

Total investment income		1,922
Net expenses	−	235
Net investment income		**1,687**
Net realized gains		1,485
Net unrealized gains	+	8,575
Increase in net assets from operations		**$11,747**

Calculated as a percentage of average daily net assets: 0.20% of the first $1 billion and 0.18% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $171 from the investment adviser (CSIM) and $9 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.25% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $10,060.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03-10/31/04	11/1/02-10/31/03
Net investment income	$1,687	$1,358
Net realized gains or losses	1,485	(6,127)
Net unrealized gains +	8,575	20,469
Increase in net assets from operations	**11,747**	**15,700**

Distributions Paid

Dividends from net investment income	**$1,357**	**$1,700**

Transactions in Fund Shares

	11/1/03-10/31/04		11/1/02-10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,232	$39,448	3,034	$23,065
Shares reinvested	132	1,154	200	1,408
Shares redeemed +	(2,432)	(22,547)	(3,938)	(29,626)
Net transactions in fund shares	**1,932**	**$18,055**	**(704)**	**($5,153)**

Shares Outstanding and Net Assets

	11/1/03-10/31/04		11/1/02-10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,157	$79,280	9,861	$70,433
Total increase or decrease +	1,932	28,445	(704)	8,847
End of period	**11,089**	**$107,725**	**9,157**	**$79,280**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $1,337 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period

Ordinary income	$1,357
Long-term capital gains	$−

Prior period

Ordinary income	$1,700
Long-term capital gains	$−

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period	$11
Prior period	$12

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,427 and $1,097 at the end of the current period and prior period, respectively.

Schwab Institutional Select® Small-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.55	9.50	10.82	11.23	9.89
Income or loss from investment operations:					
Net investment income	0.16	0.11	0.10	0.09	0.09
Net realized and unrealized gains or losses	2.18	3.04	(0.32)	0.32	1.74
Total income or loss from investment operations	2.34	3.15	(0.22)	0.41	1.83
Less distributions:					
Dividends from net investment income	(0.11)	(0.10)	(0.10)	(0.08)	(0.09)
Distributions from net realized gains	–	–	(1.00)	(0.74)	(0.40)
Total distributions	(0.11)	(0.10)	(1.10)	(0.82)	(0.49)
Net asset value at end of period	14.78	12.55	9.50	10.82	11.23
Total return (%)	18.76	33.52	(3.32)	4.14	19.42
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.32	0.32	0.33[1]	0.32	0.28[2]
Gross operating expenses	0.58	0.63	0.61	0.61	0.66
Net investment income	1.15	0.95	0.81	0.87	0.94
Portfolio turnover rate	40	36	56	69	71
Net assets, end of period ($ x 1,000,000)	42	36	37	47	39

[1] The ratio of net operating expenses would have been 0.32% if interest expense had not been included.
[2] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
96.7% Common Stock	31,872	40,691
2.8% Short-Term Investment	1,173	1,173
0.3% U.S. Treasury Obligations	110	110
99.8% Total Investments	33,155	41,974
5.4% Collateral Invested for Securities on Loan	2,263	2,263
(5.2)% Other Assets and Liabilities, Net		(2,193)
100.0% Total Net Assets		42,044

Security and Number of Shares	Value ($ x 1,000)

Common Stock 96.7% of net assets

Aerospace / Defense 1.2%

• DRS Technologies, Inc. 4,600	167
EDO Corp. 3,600	101

Security and Number of Shares	Value ($ x 1,000)
• Esterline Technologies Corp. 3,700	117
GenCorp, Inc. 7,200	100
Kaman Corp., Class A 3,800	42
	527

Air Transportation 0.7%

▲• AAR Corp. 6,000	70
• FLYi, Inc. 6,200	9
• Frontier Airlines, Inc. 5,000	42
• Mesa Air Group, Inc. 5,500	32
SkyWest, Inc. 9,500	162
	315

Apparel 1.3%

▲• Ashworth, Inc. 2,400	20
Brown Shoe Co., Inc. 3,200	87
Haggar Corp. 700	12
Kellwood Co. 4,600	145
Phillips-Van Heusen Corp. 5,500	125
Russell Corp. 5,800	100
Stride Rite Corp. 6,100	63
	552

Automotive Products / Motor Vehicles 1.1%

A.O. Smith Corp., Class B 5,000	133
Coachmen Industries, Inc. 2,300	33
• Group 1 Automotive, Inc. 3,800	108
Myers Industries, Inc. 6,050	64
Standard Motor Products, Inc. 3,400	52
• TBC Corp. 3,800	84
	474

Banks 8.6%

Anchor Bancorp Wisconsin, Inc. 3,600	93
BankAtlantic Bancorp, Inc., Class A 10,200	178
Boston Private Financial Holdings, Inc. 4,500	110
▲ Brookline Bancorp, Inc. 9,600	149
Chittenden Corp. 7,750	219
Community Bank System, Inc. 5,000	138
First Republic Bank 2,900	140
• FirstFed Financial Corp. 3,000	154
Irwin Financial Corp. 4,900	122

Security and Number of Shares	Value ($ x 1,000)
MAF Bancorp., Inc. 5,500	236
Provident Bankshares Corp. 5,505	191
Republic Bancorp, Inc. 11,000	184
Riggs National Corp. 5,200	110
❹ The South Financial Group, Inc. 12,200	366
Sterling Bancshares, Inc. Texas 7,800	111
• Sterling Financial Corp. Washington 4,000	150
Susquehanna Bancshares, Inc. 8,200	204
Umpqua Holdings Corp. 7,300	182
United Bankshares, Inc. 7,500	275
▲ Whitney Holding Corp. 6,850	299
	3,611

Business Machines & Software 1.5%

▲• Adaptec, Inc. 18,700	146
Analogic Corp. 2,500	106
Black Box Corp. 3,000	118
• Brooktrout, Inc. 2,500	23
• Digi International, Inc. 4,100	56
■ Landamerica Financial Group, Inc. 3,300	162
• Roxio, Inc. 3,900	24
	635

Business Services 8.4%

• 4Kids Entertainment, Inc. 2,500	46
ABM Industries, Inc. 8,200	170
Angelica Corp. 1,600	38
Bowne & Co., Inc. 5,800	72
• CACI International, Inc., Class A 5,000	305
CDI Corp. 3,100	51
Chemed Corp. 2,000	121
• Ciber, Inc. 10,700	97
• Cross Country Healthcare, Inc. 5,700	85
• Digital Insight Corp. 6,100	95
• eFunds Corp. 8,300	163
• EPIQ Systems, Inc. 3,000	45
G&K Services, Inc., Class A 3,600	141
• Gentiva Health Services, Inc. 4,100	70
• Insurance Auto Auctions, Inc. 1,900	36
• Internet Security Systems 8,000	174

Security and Number of Shares	Value ($ x 1,000)
• JDA Software Group, Inc. 4,900	55
• Mantech International Corp., Class A 5,500	119
• MAXIMUS, Inc. 4,000	109
Nautilus Group, Inc. 5,500	108
• NCO Group, Inc. 5,500	147
• NYFIX, Inc. 4,800	23
• On Assignment, Inc. 4,200	21
• Paxar Corp. 6,900	152
• PC-Tel, Inc. 3,500	27
• Pegasus Solutions, Inc. 3,900	41
• Phoenix Technologies Ltd. 3,800	23
• PRG-Schultz International, Inc. 10,300	53
• QRS Corp. 3,000	21
• Radiant Systems, Inc. 4,500	23
• SourceCorp 2,600	44
• Spherion Corp. 10,100	73
• SPSS, Inc. 3,000	41
The Standard Register Co. 4,800	51
• URS Corp. 7,300	201
• Verity, Inc. 6,500	84
Viad Corp. 3,700	80
• Volt Information Sciences, Inc. 2,800	81
• Waste Connections, Inc. 8,050	254
	3,540

Chemicals 2.0%

■ A. Schulman, Inc. 5,200	103
▲ Arch Chemicals, Inc. 4,200	119
H.B. Fuller Co. 4,800	129
▲• OM Group, Inc. 5,200	172
Penford Corp. 1,600	25
• PolyOne Corp. 15,500	117
Quaker Chemical Corp. 1,300	30
Tredegar Corp. 6,500	109
Wellman, Inc. 4,500	33
	837

Construction 2.9%

Apogee Enterprises, Inc. 4,400	56
Building Material Holding Corp. 2,300	67
• EMCOR Group, Inc. 2,500	99

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Insituform Technologies, Inc., Class A 4,500	89
■❶ MDC Holdings, Inc. 5,692	437
❼ Standard-Pacific Corp. 5,600	314
Texas Industries, Inc. 3,500	178
	1,240

Consumer Durables 1.2%

• Applica, Inc. 3,800	15
Bassett Furniture Industries, Inc. 2,200	41
Haverty Furniture Cos., Inc. 3,900	66
• Interface, Inc., Class A 7,800	68
La-Z-Boy, Inc. 8,500	112
National Presto Industries, Inc. 1,400	56
Skyline Corp. 1,500	60
Thomas Industries, Inc. 3,100	105
	523

Containers 0.2%

• Mobile Mini, Inc. 2,500	71

Electronics 7.4%

• Actel Corp. 4,500	68
Agilysys, Inc. 5,700	98
• Alliance Semiconductor Corp. 5,300	18
Anixter International, Inc. 6,200	240
• Audiovox Corp., Class A 3,400	49
Belden CDT, Inc. 8,225	183
▲• Bell Microproducts, Inc. 3,700	33
▲• Benchmark Electronics, Inc. 7,250	246
C&D Technologies, Inc. 4,700	84
• C-COR.net Corp. 8,000	60
• Captaris, Inc. 5,000	23
• Checkpoint Systems, Inc. 6,500	111
• Coherent, Inc. 5,400	130
Cohu, Inc. 3,200	50
CTS Corp. 6,200	82
Cubic Corp. 4,500	99
• Dupont Photomasks, Inc. 3,400	89
• Electro Scientific Industries, Inc. 4,600	78
• ESS Technology, Inc. 6,500	43
• Exar Corp. 7,000	105

Security and Number of Shares	Value ($ x 1,000)
• Gerber Scientific, Inc. 4,000	31
■• Hutchinson Technology, Inc. 4,400	148
Methode Electronics, Class A 5,900	79
Park Electrochemical Corp. 3,600	76
• Pericom Semiconductor Corp. 4,300	39
• Pinnacle Systems, Inc. 11,200	52
• Planar Systems, Inc. 1,800	18
• Radisys Corp. 3,200	43
• Rudolph Technologies, Inc. 3,000	45
• SCM Microsystems, Inc. 2,700	10
▲• Skyworks Solutions, Inc. 26,900	239
• Standard Microsystems Corp. 3,100	68
• Supertex, Inc. 2,300	49
• Symmetricom, Inc. 7,600	65
• Technitrol, Inc. 7,000	114
• THQ, Inc. 6,900	130
▲• Three-Five Systems, Inc. 2,200	5
• Tollgrade Communications, Inc. 2,200	21
	3,121

Energy: Raw Materials 2.7%

• Atwood Oceanics, Inc. 2,700	129
• Cimarex Energy Co. 7,000	251
• Dril-Quip, Inc. 3,200	72
• Kirby Corp. 4,300	180
• Offshore Logistics, Inc. 4,000	145
• Seacor Holdings, Inc. 2,900	138
• Swift Energy Co. 4,700	114
• W-H Energy Services, Inc. 4,700	96
	1,125

Food & Agriculture 2.8%

■ American Italian Pasta Co., Class A 3,000	61
▲❿ Corn Products International, Inc. 6,200	305
Flowers Foods, Inc. 7,900	200
• Hain Celestial Group, Inc. 5,900	96
• J & J Snack Foods Corp. 1,400	62
▲ Nash Finch Co. 2,400	74
• Performance Food Group Co. 8,100	189
• Ralcorp Holdings, Inc. 4,800	176
	1,163

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 4.9%	
Alpharma, Inc., Class A 8,900	151
■• AMERIGROUP Corp. 4,400	264
▲• Arqule, Inc. 3,700	17
▲ Cambrex Corp. 4,400	98
• Conmed Corp. 5,300	149
■• CryoLife, Inc. 3,900	27
▲• Curative Health Services, Inc. 1,400	8
Datascope Corp. 2,600	84
Invacare Corp. 5,300	245
■• OCA, Inc. 8,100	33
• Osteotech, Inc. 3,000	14
▲ Owens & Minor, Inc. 6,800	178
• Parexel International Corp. 4,500	87
• Province Healthcare Co. 8,500	182
• RehabCare Group, Inc. 2,600	60
• Savient Pharmaceuticals, Inc. 8,400	17
• Sola International, Inc. 5,700	109
• Sunrise Senior Living, Inc. 3,600	137
• Theragenics Corp. 3,600	13
• Viasys Healthcare, Inc. 5,400	92
Vital Signs, Inc. 2,200	76
	2,041
Insurance 3.8%	
Delphi Financial Group, Inc., Class A 5,167	211
Hooper Holmes, Inc. 11,500	60
• Philadelphia Consolidated Holding Co. 3,800	220
Presidential Life Corp. 5,400	86
• ProAssurance Corp. 5,000	178
RLI Corp. 4,100	156
▲ SCPIE Holdings, Inc. 900	8
Selective Insurance Group, Inc. 4,700	184
Stewart Information Services Corp. 3,100	132
• UICI 8,000	237
■ Zenith National Insurance Corp. 3,500	144
	1,616

Security and Number of Shares	Value ($ x 1,000)
Media 0.9%	
▲• Advanced Marketing Services, Inc. 3,600	38
• Consolidated Graphics, Inc. 2,200	94
• Information Holdings, Inc. 3,900	107
■ Movie Gallery, Inc. 5,500	89
• Network Equipment Technologies, Inc. 3,900	33
	361
Miscellaneous Finance 4.3%	
■• Bankunited Financial Corp., Class A 5,100	152
Cash America International, Inc. 4,700	119
▲ Commercial Federal Corp. 6,800	189
▲ Downey Financial Corp. 4,800	265
• Financial Federal Corp. 2,900	108
▲ Flagstar Bancorp., Inc. 10,500	219
• Investment Technology Group, Inc. 7,000	108
• Meritage Corp. 2,300	204
• Piper Jaffray Cos. 3,500	153
SWS Group, Inc. 2,997	58
Waypoint Financial Corp. 5,740	158
• World Acceptance Corp. 3,100	72
	1,805
Non-Durables & Entertainment 2.2%	
Action Performance Cos., Inc. 2,900	27
• Department 56, Inc. 2,600	39
• Enesco Group, Inc. 1,900	12
IHOP Corp. 3,600	138
• Jack in the Box, Inc. 6,500	217
▲• Jakks Pacific, Inc. 4,200	66
Landry's Restaurants, Inc. 4,600	125
Lone Star Steakhouse & Saloon, Inc. 4,059	98
• O'Charleys, Inc. 3,000	46
Russ Berrie & Co., Inc. 3,100	65
• Ryan's Restaurant Group, Inc. 6,800	95
	928

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 1.8%	
▲• A.M. Castle & Co. 2,700	31
• Brush Engineered Materials, Inc. 3,100	48
Commercial Metals Co. 4,900	177
• Commonwealth Industries, Inc. 2,600	24
• Imco Recycling, Inc. 2,500	29
Mueller Industries, Inc. 6,100	163
Reliance Steel & Aluminum Co. 5,500	189
• RTI International Metals, Inc. 3,900	78
• Wolverine Tube, Inc. 2,100	21
	760
Oil: Domestic 1.2%	
• Remington Oil & Gas Corp. 4,900	125
• Spinnaker Exploration Co. 5,900	188
• Stone Energy Corp. 4,300	177
	490
Optical & Photo 0.2%	
• Meade Instruments Corp. 1,700	6
• Photronics, Inc. 5,700	100
	106
Paper & Forest Products 1.5%	
• Buckeye Technologies, Inc. 6,300	66
• Caraustar Industries, Inc. 5,100	76
Chesapeake Corp. 3,300	76
• Lydall, Inc. 2,000	19
Pope & Talbot, Inc. 2,700	41
Rock-Tennessee Co., Class A 6,300	98
Universal Forest Products, Inc. 2,900	106
Wausau-Mosinee Paper Corp. 9,000	141
	623
Producer Goods & Manufacturing 9.4%	
• Aeroflex, Inc. 12,500	139
▲ Albany International Corp. Class A 5,500	165
Applied Industrial Technologies, Inc. 3,500	130
▲ Aptargroup, Inc. 6,300	296
• Astec Industries, Inc. 3,500	51
Barnes Group, Inc. 3,700	96

Security and Number of Shares	Value ($ x 1,000)
Curtiss-Wright Corp. 3,800	212
Fedders Corp. 4,000	14
• Gardner Denver, Inc. 3,600	108
❾ Hughes Supply, Inc. 10,800	307
• Ionics, Inc. 4,100	117
JLG Industries, Inc. 7,000	117
Lawson Products, Inc. 1,700	74
Lennox International, Inc. 10,112	146
Libbey, Inc. 2,300	42
• Lone Star Technologies, Inc. 4,800	127
▲• Magnetek, Inc. 4,100	25
▲• Material Sciences Corp. 2,500	32
• Moog, Inc., Class A 4,500	169
• Oceaneering International, Inc. 4,000	142
Regal Beloit Corp. 4,200	98
Robbins & Myers, Inc. 2,700	56
• The Shaw Group, Inc. 10,300	126
Standex International Corp. 2,200	58
Stewart & Stevenson Services, Inc. 5,200	88
❸ The Timken Co. 15,600	374
• Triumph Group, Inc. 2,600	89
• Ultratech Stepper, Inc. 4,000	68
Valmont Industries, Inc. 4,300	94
Watsco, Inc. 4,400	125
Watts Water Technologies, Inc., Class A 5,600	145
Woodward Governor Co. 1,800	109
	3,939
Railroad & Shipping 0.4%	
• Kansas City Southern Railway 10,600	**180**
Real Property 4.3%	
Capital Automotive Real Estate Investment Trust 6,500	210
▲ Colonial Properties Trust 4,700	183
Commercial Net Lease Realty 8,900	171
Entertainment Properties Trust 4,000	159
Gables Residential Trust 5,000	182
Glenborough Realty Trust, Inc. 5,800	122
▲ Kilroy Realty Corp. 4,800	191
■ Lexington Corp. Properties Trust 8,300	186

Security and Number of Shares	Value ($ x 1,000)
▲❽ Shurgard Storage Centers, Inc., Class A 7,900	314
Sovran Self Storage, Inc. 2,500	98
	1,816
Retail 5.9%	
Burlington Coat Factory Warehouse Corp. 7,300	161
Casey's General Stores, Inc. 8,700	155
The Cato Corp., Class A 3,500	80
• The Dress Barn, Inc. 5,000	80
Goody's Family Clothing, Inc. 5,300	47
• Great Atlantic & Pacific Tea Co. 6,300	41
• The Gymboree Corp. 5,100	62
Hancock Fabrics, Inc. 2,300	24
• Insight Enterprises, Inc. 8,300	154
▲• Jo-Ann Stores, Inc. 3,610	89
• Linens 'N Things, Inc. 7,500	181
Longs Drug Stores Corp. 6,500	160
• The Men's Wearhouse, Inc. 6,300	196
Pep Boys-Manny, Moe & Jack 10,000	142
■• School Specialty, Inc. 3,800	155
• ShopKo Stores, Inc. 5,300	91
• Too, Inc. 6,000	132
• United Stationers, Inc. 5,800	258
• Zale Corp. 9,000	257
	2,465
Steel 2.1%	
Carpenter Technology Corp. 4,000	190
■• Cleveland-Cliffs, Inc. 2,100	153
Quanex Corp. 2,700	137
Ryerson Tull, Inc. 3,900	64
Steel Dynamics, Inc. 8,500	282
Steel Technologies, Inc. 1,900	45
	871
Telephone 0.3%	
• Boston Communications Group 3,300	30
• General Communication, Inc., Class A 9,100	83
	113

Security and Number of Shares	Value ($ x 1,000)
Tobacco 0.3%	
DIMON, Inc. 7,400	43
Schweitzer-Mauduit International, Inc. 2,300	73
	116
Travel & Recreation 1.3%	
• Aztar Corp. 5,800	179
Central Parking Corp. 6,100	83
• K2, Inc. 5,800	94
The Marcus Corp. 5,400	115
• Pinnacle Entertainment, Inc. 6,000	88
	559
Trucking & Freight 1.7%	
▲ Arkansas Best Corp. 4,100	160
USF Corp. 4,600	165
•❷ Yellow Roadway Corp. 8,287	398
	723
Utilities: Electric & Gas 8.2%	
Allete, Inc. 5,300	180
American States Water Co. 2,800	69
Atmos Energy Corp. 10,600	274
▲ Avista Corp. 8,100	144
Cascade Natural Gas Corp. 1,600	32
Central Vermont Public Service Corp. 2,200	48
CH Energy Group, Inc. 2,500	112
Cleco Corp. 8,200	149
• El Paso Electric Co. 8,200	137
▲❻ Energen Corp. 6,300	339
▲ Green Mountain Power Corp. 900	23
The Laclede Group, Inc. 3,500	106
New Jersey Resources Corp. 4,900	201
Northwest Natural Gas Co. 4,400	140
NUI Corp. 2,300	31
Piedmont Natural Gas Co. 6,200	282
• Southern Union Co. 13,575	298
Southwest Gas Corp. 5,600	137
❺ UGI Corp. 8,800	340
UIL Holdings Corp. 2,700	137
■ Unisource Energy Corp. 6,100	150
• Veritas DGC, Inc. 5,500	116
	3,445

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investment 2.8% of net assets	
Provident Institutional TempFund 1,173,087	**1,173**

Security Rate, Maturity Date	Face Amount ($ x 1,000)
U.S. Treasury Obligations 0.3% of net assets	
▲ U.S. Treasury Bills 1.54%-1.63%, 12/16/04	110 **110**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 5.4% of net assets		
Commercial Paper & Other Corporate Obligations 0.6%		
Foreningssparbanken AB 1.83%, 11/15/04	259	**259**
Short-Term Investments 4.8%		
Citibank, Time Deposit 1.76%, 11/01/04	39	39

Security and Number of Shares		
Institutional Money Market Trust 1,964,875		1,965
		2,004

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	4	1,169	**19**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (Including $2,160 of securities on loan)	$41,974
Collateral invested for securities on loan	2,263
Receivables:	
Fund shares sold	24
Interest	1
Dividends	34
Investments sold	50
Prepaid expenses	+ 11
Total assets	**44,357**

Liabilities

Collateral invested for securities on loan	2,263
Payables:	
Fund shares redeemed	23
Due to brokers for futures	1
Accrued expenses	+ 26
Total Liabilities	**2,313**

Net Assets

Total Assets	44,357
Total Liabilities	− 2,313
Net Assets	**$42,044**

Net Assets by Source

Capital received from investors	29,516
Net investment income not yet distributed	398
Net realized capital gains	3,292
Net unrealized capital gains	8,838

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$42,044		2,844		$14.78

Unless stated, all numbers x 1,000.

The fund paid $33,155 for these securities.

Not counting short-term obligations and government securities , the fund's security transactions during the period were:

Purchases	$15,483
Sales/maturities	$16,484

The fund's total security transactions with other Schwab Funds during the period were $3,714.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$33,513
Net unrealized gains and losses:	
Gains	$10,645
Losses	+ (2,184)
	$8,461

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$1,034
Long-term capital gains	$3,033
Capital losses utilized	$826

See financial notes. 45

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$555
Interest	5
Lending of securities	+ 7
Total investment income	**567**

Net Realized Gains and Losses

Net realized gains on investments	4,657
Net realized gains on futures contracts	+ 16
Net realized gains	**4,673**

Net Unrealized Gains and Losses

Net unrealized gains on investments	1,446
Net unrealized gains on futures contracts	+ 9
Net unrealized gains	**1,455**

Expenses

Investment adviser and administrator fees	97
Transfer agent and shareholder service fees	39
Trustees' fees	5
Custodian fees	13
Portfolio accounting fees	5
Professional fees	28
Registration fees	15
Shareholder reports	9
Other expenses	+ 15
Total expenses	226
Expense reduction	− 102
Net expenses	**124**

Increase in Net Assets from Operations

Total investment income	567
Net expenses	− 124
Net investment income	**443**
Net realized gains	4,673
Net unrealized gains	+ 1,455
Increase in net assets from operations	**$6,571**

Calculated as a percentage of average daily net assets: 0.25% of the first $1 billion and 0.23% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $92 from the investment adviser (CSIM) and $10 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.32% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $6,128.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/03-10/31/04	11/1/02-10/31/03
Net investment income		$443	$341
Net realized gains		4,673	833
Net unrealized gains	+	1,455	9,158
Increase in net assets from operations		**6,571**	**10,332**

Distributions Paid

Dividends from net investment income	**$313**	**$401**

Transactions in Fund Shares

		11/1/03-10/31/04		11/1/02-10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		637	$8,882	727	$7,355
Shares reinvested		18	238	34	331
Shares redeemed	+	(667)	(9,167)	(1,794)	(18,743)
Net transactions in fund shares		**(12)**	**($47)**	**(1,033)**	**($11,057)**

Shares outstanding and net assets

		11/1/03-10/31/04		11/1/02-10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		2,856	$35,833	3,889	$36,959
Total increase or decrease	+	(12)	6,211	(1,033)	(1,126)
End of period		**2,844**	**$42,044**	**2,856**	**$35,833**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 99% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $283 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$313
Long-term capital gains	$–
Prior period	
Ordinary income	$401
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period	$2
Prior period	$3

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $398 and $268 at the end of the current period and prior period, respectively.

See financial notes. 47

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Institutional Select S&P 500 Fund	—	95	1.38
Schwab Institutional Select Small-Cap Value Index Fund	—	56	1.38

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of registered independent public accounting firm

To the Board of Trustees and Shareholders of:
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Institutional Select S&P 500 Fund, Schwab Institutional Select Large-Cap Value Index Fund and Schwab Institutional Select Small-Cap Value Index Fund (three of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Funds Using Schwab Equity Ratings®

Annual Report
October 31, 2004

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Communications Focus Fund

Financial Services Focus Fund

Health Care Focus Fund

Technology Focus Fund

charles SCHWAB

The power of Schwab Equity Ratings®.
The convenience and diversification of mutual funds.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As we get ready for 2005, I want to remind you that you might want to add one more item to your list of New Year's resolutions—to review and, if necessary, rebalance your investment portfolio. After all, staying on track is as important in investing as it is in any other part of life. No matter whether it's a good or bad investment climate, you need to make sure that you own a diversified mix of investments and that your asset allocation matches your individual goals, time frame and tolerance for risk.

One efficient way to be diversified is by owning a broad-based mutual fund. Equity mutual funds also can help you to diversify the stock side of your portfolio. While our experienced portfolio managers adhere to each fund's objective, it still is important to review your portfolio to make sure the holdings in your funds don't overlap and you're not overconcentrated in one asset class.

On a final note, I'm very happy to announce that Evelyn Dilsaver has been named CEO and President of SchwabFunds®. Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I am very excited about my new role as President and CEO of SchwabFunds®. I believe that my experience at Schwab has prepared me well for this role, as each position has been focused on meeting the needs of our clients.

While SchwabFunds equity funds turned in solid results during the report period, I am particularly pleased with the performance of the funds that use Schwab Equity Ratings® as part of their investment strategies. We are excited about these products and the value they offer to our shareholders.

Sharing this excitement and our commitment to our shareholders is portfolio manager Vivienne Hsu, who joined SchwabFunds on August 30, 2004. Vivienne is responsible for the day-to-day co-management of the equity funds using Schwab Equity Ratings®. She holds both an MBA and a Chartered Financial Analyst® designation, and has more than 11 years experience in investment management. Her understanding of each fund's objective mirrors the rest of the SchwabFunds portfolio group, meaning this change should be seamless to you.

I look forward to serving you in my new role. I also want to remind you that your trust is very important to us, and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,

Evelyn Dilsaver

The strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities, as measured by the S&P 500® Index.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to pick up some steam. In fact, aside from a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were based on surging oil prices, which had hit an all-time high amid fears of supply interruptions. And while commodity prices moderated somewhat later in the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices had effectively eroded many consumers' purchasing power. Geopolitical

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 5.53% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.



Jeffrey Mortimer, CFA, at right, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of each of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.

Vivienne Hsu, CFA, at left, vice president and senior equities portfolio manager of the investment adviser, is responsible for the day-to-day co-management of each of the funds. Prior to joining the firm in August 2004, she worked for more than 11 years in asset management and quantitative analysis.

Larry Mano, in center, a director and a portfolio manager, is responsible for the day-to-day co-management of each of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities. More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

For most of the 12-month report period, Schwab Equity Ratings®, which are designed to identify companies expected to outperform or underperform the equities market, performed as expected, with the A- and B-rated stocks outperforming the D- and F-rated ones. There was a period of time, however, at the very beginning of the period and then, again, toward the middle, when extremely high-risk stocks with poor fundamentals led the market. Many of these lower-rated companies had received D or F ratings. Despite these small setbacks, all eight funds powered by Schwab Equity Ratings® had positive returns, with half of them enjoying double-digit returns over the 12 months.

The Schwab Core Equity Fund outperformed its benchmark, up 9.57% vs. the S&P 500® Index, which was up 9.42%. The fund's value tilt in a market that favored value helped performance. The sectors that had the largest positive impact relative to the benchmark were Health Care and

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.



Kim Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, is responsible for overall management of preferred stocks and convertible securities for the Dividend Equity Fund. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

Consumer Staples. Stocks that performed well in these sectors included UnitedHealth Group, Inc. and Kellogg Co. Conversely, sectors that underperformed relative to the benchmark were Industrials and Information Technology, with General Electric Co. and Intel Corp. negatively affecting the fund's performance over the report period.

The Schwab Dividend Equity Fund was up 17.00%, well above its benchmark, the S&P 500® Index, which returned 9.42% over the report period. The fund's natural value tilt was helped, in part, by the market favoring value across all market-cap segments. While all sectors had positive returns, good stock selection in Consumer Staples, Consumer Discretionary, Financials and Utilities boosted the fund's returns. Underweighting Information Technology also proved positive for the fund.

The Schwab Small-Cap Equity Fund had an excellent year and outperformed its benchmark, the S&P SmallCap 600 Index, by 4.96% for the 12-month report period. The fund benefited from small-cap equities outperforming large-cap. The best performing sectors were Consumer Discretionary and Health Care. Strong stocks within these sectors included: Deckers Outdoor Corp., a designer of specialty footwear; and Mine Safety Appliances Co., a health-care equipment manufacturer. The weaker sectors, relative to the benchmark, were Materials and Telecommunications, with Time Warner Telecom Inc.'s performance hurting returns.

The Schwab Hedged Equity Fund outperformed its benchmark, the S&P 500® Index, by 3.42% for the 12-month period. The fund, which uses Schwab Equity Ratings®, generally selects its long positions from stocks that are rated A or B and selects its short positions from stocks that are rated D or F. The fund, which had a value tilt, benefited from the market favoring value during the report period. Small-cap stocks led the way for much of the fiscal year, helping on the long side, but hurting on the short side. Nonetheless, good stock selection in both the long and short side of the fund more than offset the negative impact. Importantly, in addition to outperforming its benchmark, the fund did it with less volatility during the report period than its benchmark.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

Small company stocks are subject to greater volatility than other asset categories.

The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Core Equity Fund™ . . **9.57%**
Benchmark. **9.42%**
Fund Category[1] **7.89%**
Performance Details . . . . page 8

Schwab Dividend Equity Fund™
Investor Shares. **17.00%**
Select Shares® **17.07%**
Benchmark. **9.42%**
Fund Category[1] **12.14**%
Performance Details . . . pages 10-11

Schwab Small-Cap Equity Fund™
Investor Shares **21.74%**
Select Shares. **22.00%**
Benchmark. **16.78%**
Fund Category[1] **13.51%**
Performance Details . . . pages 13-14

Schwab Hedged Equity Fund™. **12.84%**
Benchmark. **9.42%**
Fund Category[1] **7.40%**
Performance Details . . . . page 16

More specifically, underweights in the Pharmaceutical and Semiconductor sectors helped the fund, although being underweight in the torrid Energy sector detracted somewhat from performance. Some stocks that did well on the long side included: Peabody Energy Corp. (Materials), Landstar Systems Inc (Transportation) Cytyc Corp. (Health Care) and Verisign, Inc. (Software and Services).

The Communications Focus Fund returned 9.14% for the year, yet underperformed its benchmark, the S&P 1500 SuperComposite Telecommunication Services Sector Index, which was up 20.68% for the 12-month period ending October 31, 2004. The benchmark was highly concentrated in several large stocks, which performed well. The fund, powered by Schwab Equity Ratings® methodology was much more diversified and included media industry stocks, which ultimately benefited the fund, although not enough to match the benchmark's strong showing. Within the Telecommunications sector, another industry that did well was wireless telecommunications. The best performers within this industry were Arch Wireless and Sprint PCS. Conversely, the worst performing industry was Diversified Telecommunications Services, with Primus Telecommunications and Time Warner Telecom Inc. negatively impacting returns.

The Financial Services Focus Fund was up 12.39% for the year, outperforming the S&P 1500 SuperComposite Financial Services Index by 3.35%. For the 12-month period ending October 31, 2004, banks led the Financial Services sector, while diversified financials and insurance trailed. The market values of many insurance companies declined in September when the Marsh & McLennan debacle hit the news and New York Attorney General Eliot Spitzer initiated reviews of the industry's business practices. The fund's outperformance was primarily due to Schwab Equity Ratings'® rigorous stock evaluation in the insurance and diversified financials industry groups. The fund benefited from positions in First Bancorp, Inc., Countrywide Financial Corp., Fidelity National Financial, Inc. and Franklin Resources, Inc. Also, low Schwab Equity Ratings® led management to either hold a small position or completely avoid the underperforming Fifth Third Bancorp, Inc., Citigroup and Marsh & McLennan.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Communications Focus Fund	**9.14%**
Benchmark	**20.68%**
Fund Category[1]	**18.37%**
Performance Details	*page 18*
Financial Services Focus Fund	**12.39%**
Benchmark	**9.04%**
Fund Category[1]	**10.48%**
Performance Details	*page 20*
Health Care Focus Fund	**27.88%**
Benchmark	**2.65%**
Fund Category[1]	**6.16%**
Performance Details	*page 22*
Technology Focus Fund	**2.31%**
Benchmark	**-1.63%**
Fund Category[1]	**-3.41%**
Performance Details	*page 24*

The Health Care Focus Fund was the best performing of the four Focus funds, topping its benchmark, the S&P 1500 SuperComposite Health Care Sector Index, by an impressive 25.23%, returning 27.88% for the 12-month period. The index is comprised of two industry groups: Health Care Equipment, and Pharmaceuticals and Biotechnology. Overweighting Health Care Equipment and underweighting Pharmaceuticals and Biotechnology accounted for about one-third of the fund's outperformance. The other two-thirds can be attributed to strong stock selection within each group. We looked beyond the benchmark to find winners such as Ventiv Health, Inc., Nutraceutical International, Stewart Enterprises, Inc. and Third Wave Technologies. Avoiding names such as Cardinal Health, Pfizer Inc., Amgen, Wyeth and Bristol Myers Squibb Co. helped the fund avoid the downdraft in drug makers which was set off by Merck & Co.'s withdrawal of the arthritis drug Vioxx on September 30th.

The Technology Focus Fund returned 2.31% and topped the S&P 1500 SuperComposite Technology Sector Index by 3.94%. The primary reason for this outperformance was the underweighting of the Semiconductor sector and the overweighting of Software and Services. We took a below-market weight position in Intel Corp., which turned out to benefit the fund. SS&C Technologies Inc., Epicor Software and Akamai Technologies were all stocks management selected outside the benchmark that proved beneficial. Top-performing hardware stocks included Plantronics, Inc. and Digi International, Inc. The year's top winner, Autodesk, Inc., helped offset losses in Synopsys, Inc. and Sybase, Inc. On the negative side, the fund missed stellar returns posted by Yahoo and Apple Computer, Inc., and a positive showing posted by Microsoft Corp.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Since each of the Focus Funds focuses its investments on companies involved in a specific sector, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source for category information: Morningstar, Inc.

Schwab Core Equity Fund™

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with its benchmark and Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 7/1/96
Fund	9.57%	-2.48%	8.47%
Benchmark	9.42%	-2.21%	8.12%
Fund Category	7.89%	-1.72%	6.72%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ $19,705 **Fund**
- ■ $19,185 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	106
Weighted Average Market Cap ($ x 1,000,000)	$53,077
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	86%
Minimum Initial Investment[2]	$2,500
($1,000 for retirement and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ UST, Inc.	5.1%
❷ The Boeing Co.	4.9%
❸ Exxon Mobil Corp.	4.2%
❹ Time Warner, Inc.	3.4%
❺ Weyerhaeuser Co.	3.3%
❻ UnitedHealth Group, Inc.	3.0%
❼ Metlife, Inc.	2.7%
❽ Verizon Communications, Inc.	2.6%
❾ The Progressive Corp.	2.6%
❿ Emerson Electric Co.	2.4%
Total	**34.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 26.2% **Consumer Non-Durables**
- 18.5% **Technology**
- 14.9% **Finance**
- 11.5% **Utilities**
- 7.8% **Materials & Services**
- 7.5% **Energy**
- 4.9% **Capital Goods**
- 4.2% **Transportation**
- 3.5% **Consumer Durables**
- 1.0% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Dividend Equity Fund™

Investor Shares Performance as of 10/31/04

Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



	1 Year	Since Inception: 9/2/03
Fund	17.00%	20.20%
Benchmark	9.42%	12.16%
Category	12.14%	13.74%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

■ $12,402 **Investor Shares**
■ $11,437 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



1 Year

Since Inception: 9/2/03

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

■ **$62,045 Select Shares**
■ **$57,187 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Top Holdings[5]

Security	% of Net Assets
❶ JPMorgan Chase & Co.	1.7%
❷ Edison International	1.3%
❸ Reynolds American, Inc.	1.3%
❹ Exelon Corp.	1.2%
❺ Duke Energy Corp.	1.2%
❻ PPG Industries, Inc.	1.2%
❼ Emerson Electric Co.	1.2%
❽ Kerr-McGee Corp.	1.2%
❾ ChevronTexaco Corp.	1.2%
❿ KeyCorp, Inc.	1.2%
Total	**12.7%**

Statistics

Number of Holdings	105
Weighted Average Market Cap ($ x 1,000,000)	$33,217
Price/Earnings Ratio (P/E)	20.1
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	39%
SEC Yield[2]	
Investor Shares	2.21%
Select Shares	2.36%
SEC Yield—No Waiver[3]	
Investor Shares	2.09%
Select Shares	2.24%
Minimum Initial Investment[4]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 25.5% **Finance**
- 24.5% **Utilities**
- 20.3% **Consumer Non-Durables**
- 13.3% **Materials**
- 4.8% **Energy**
- 4.6% **Technology**
- 3.7% **Capital Goods**
- 1.8% **Consumer Durables**
- 0.6% **Transportation**
- 0.9% **Other**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Fund holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Please see prospectus for further detail and eligibility requirements.

[5] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Equity Fund™

Investor Shares Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



1 Year
- 21.74%
- 16.78%
- 13.51%

Since Inception: 7/1/03
- 31.13%
- 25.71%
- 23.44%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $14,377 **Investor Shares**
■ $13,587 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/04

Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



1 Year
- 22.00%
- 16.78%
- 13.51%

Since Inception: 7/1/03
- 31.34%
- 25.71%
- 23.44%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ **$72,040** Select Shares
■ **$67,937** S&P SmallCap 600 Index



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	165
Weighted Average Market Cap ($ x 1,000,000)	$1,147
Price/Earnings Ratio (P/E)	25.2
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	118%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ ESCO Technologies, Inc.	2.9%
❷ Potlatch Corp.	2.3%
❸ Medicis Pharmaceutical Corp. Class A	2.2%
❹ AMERIGROUP Corp.	2.0%
❺ Polaris Industries, Inc.	1.9%
❻ Matthews International Corp. Class A	1.7%
❼ Commonwealth Telephone Enterprises, Inc.	1.7%
❽ Odyssey Re Holdings Corp.	1.6%
❾ Cleco Corp.	1.6%
❿ Harman International Industries, Inc.	1.6%
Total	**19.5%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 20.9% **Materials & Services**
- 16.7% **Consumer Non-Durables**
- 16.5% **Technology**
- 15.4% **Finance**
- 7.6% **Capital Goods**
- 5.9% **Consumer Durables**
- 4.9% **Transportation**
- 4.7% **Utilities**
- 4.5% **Energy**
- 2.9% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Hedged Equity Fund™

Performance as of 10/31/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	Since Inception: 9/3/02
Fund	12.84%	12.88%
Benchmark	9.42%	12.11%
Fund Category	7.40%	0.51%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment in the fund (the minimum investment for this fund), compared with a similar investment in a benchmark.

■ $32,525 **Fund**
■ $32,047 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Hedged Equity Fund

Fund Facts as of 10/31/04

Top Long Holdings[1]

Security	% of Net Assets
❶ Apple Computer, Inc.	0.7%
❷ Edison International	0.7%
❸ Macrovision Corp.	0.7%
❹ Harman International Ind., Inc.	0.7%
❺ Autodesk, Inc.	0.7%
Total	**3.5%**

Top Short Positions[1]

Security	% of Net Assets
❶ Engineered Support Systems, Inc.	0.6%
❷ Potomac Electric Power Co.	0.6%
❸ DST Systems, Inc.	0.6%
❹ Foot Locker, Inc.	0.6%
❺ Omnicare, Inc.	0.6%
Total	**3.0%**

Statistics

Number of Holdings	
Long Holdings	265
Short Positions	167
Weighted Average Market Cap ($ x 1,000,000)	
Long Holdings	$13,101
Short Positions	$10,768
Price/Earnings Ratio (P/E)	
Long Holdings	22.1
Short Positions	20.9
Price/Book Ratio (P/B)	
Long Holdings	2.7
Short Positions	2.1
Portfolio Turnover Rate[2]	
Long Holdings	99%
Short Positions	n/a
Minimum Initial Investment[3]	$25,000

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.

[3] Please see prospectus for further detail and eligibility requirements.

Communications Focus Fund

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 1500 SuperComposite Telecommunications Sector Index**
- ■ Fund Category: **Morningstar Communications**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	9.14%	-1.86%	-19.35%
Benchmark	20.68%	-6.43%	-14.71%
Fund Category	18.37%	-0.13%	-20.53%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- ■ $3,933 **Fund**
- ■ $5,013 **S&P 1500 SuperComposite Telecommunications Sector Index**
- □ $8,311 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Top Holdings[1]

	Security	% of Net Assets
1	**AT&T Corp.**	5.6%
2	**Commonwealth Telephone Enterprises, Inc.**	5.5%
3	**Alltel Corp.**	5.5%
4	**Verizon Communications, Inc.**	5.4%
5	**Citizens Communications Co.**	5.4%
6	**Nextel Communications, Inc.** Class A	5.2%
7	**BellSouth Corp.**	5.1%
8	**SBC Communications, Inc.**	5.1%
9	**CenturyTel, Inc.**	4.8%
10	**Western Wireless Corp.** Class A	4.8%
	Total	**52.4%**

Statistics

Number of Holdings	28
Weighted Average Market Cap ($ x 1,000,000)	$18,163
Price/Earnings Ratio (P/E)	n/a
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	80%
Minimum Initial Investment[2]	$5,000

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



77.0%	**Telephone**
10.0%	**Media**
4.8%	**Electronics**
4.0%	**Business Machines & Software**
2.5%	**Consumer Durables**
1.7%	**Other**

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Financial Services Focus Fund

Performance as of 10/31/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 1500 SuperComposite Financials Sector Index**
- ■ Fund Category: **Morningstar Financial Services**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	12.39%	11.82%	8.38%
Benchmark	9.04%	9.04%	7.80%
Fund Category	10.48%	10.95%	7.15%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- ■ $14,179 **Fund**
- ■ $13,854 **S&P 1500 SuperComposite Financials Sector Index**
- □ $8,311 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ Mellon Financial Corp.	5.0%
❷ Northern Trust Corp.	4.9%
❸ UnionBanCal Corp.	4.9%
❹ KeyCorp, Inc.	4.3%
❺ Comerica, Inc.	4.1%
❻ Bank of Hawaii Corp.	3.7%
❼ Countrywide Financial Corp.	2.8%
❽ Capital One Financial Corp.	2.6%
❾ Metlife, Inc.	2.5%
❿ City National Corp.	2.5%
Total	**37.3%**

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 47.0% **Banks**
- 26.7% **Miscellaneous Finance**
- 23.3% **Insurance**
- 1.9% **Real Property**
- 1.1% **Electronics**

Statistics

Number of Holdings	62
Weighted Average Market Cap ($ x 1,000,000)	$14,490
Price/Earnings Ratio (P/E)	15.4
Price/Book Ratio (P/B)	1.7
Portfolio Turnover Rate	85%
Minimum Initial Investment[2]	$5,000

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Health Care Focus Fund

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- Fund
- Benchmark: **S&P 1500 SuperComposite Health Care Sector Index**
- Fund Category: **Morningstar Health Care**



40%
30%
20%
10%
0%
-10%
-20%
27.88%
2.65%
6.16%
6.38%
-2.33%
-0.97%
2.25%
-2.29%
-5.93%
1 Year
3 Years
Since Inception: 7/3/00

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- $11,014 **Fund**
- $9,043 **S&P 1500 SuperComposite Health Care Sector Index**
- $8,311 **S&P 500® Index**



$20,000
$15,000
$10,000
$5,000
$0
10/00
10/01
10/02
10/03
10/04
7/3/00

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ Wyeth	3.6%
❷ Humana, Inc.	3.4%
❸ PerkinElmer, Inc.	3.3%
❹ AMERIGROUP Corp.	3.3%
❺ UnitedHealth Group, Inc.	3.3%
❻ Pacificare Health Systems, Inc.	3.2%
❼ Laboratory Corp. of America Holdings	3.1%
❽ WellChoice, Inc.	3.1%
❾ Becton Dickinson & Co.	3.0%
❿ Johnson & Johnson	3.0%
Total	**32.3%**

Statistics

Number of Holdings	47
Weighted Average Market Cap ($ x 1,000,000)	$23,641
Price/Earnings Ratio (P/E)	18.8
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	105%
Minimum Initial Investment[2]	$5,000

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 76.3% **Healthcare / Drugs & Medicine**
- 9.0% **Business Services**
- 8.9% **Insurance**
- 3.3% **Electronics**
- 2.5% **Producer Goods & Manufacturing**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Technology Focus Fund

Performance as of 10/31/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 1500 SuperComposite Technology Sector Index**
■ Fund Category: **Morningstar Technology**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $4,420 **Fund**
■ $3,868 **S&P 1500 SuperComposite Technology Sector Index**
□ $8,311 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Technology Focus Fund

Fund Facts as of 10/31/04

Top Holdings[1]

Security	% of Net Assets
❶ International Business Machines Corp.	5.0%
❷ Oracle Corp.	4.6%
❸ Certegy, Inc.	4.6%
❹ Motorola, Inc.	4.5%
❺ Qualcomm, Inc.	3.1%
❻ Automatic Data Processing, Inc.	3.0%
❼ Cisco Systems, Inc.	2.9%
❽ Digi International, Inc.	2.7%
❾ Xerox Corp.	2.7%
❿ NCR Corp.	2.7%
Total	**35.8%**

Statistics

Number of Holdings	52
Weighted Average Market Cap ($ x 1,000,000)	$30,408
Price/Earnings Ratio (P/E)	30.1
Price/Book Ratio (P/B)	3.3
Portfolio Turnover Rate	109%
Minimum Initial Investment[2]	$5,000

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



31.3%	Business Machines & Software
29.9%	Business Services
29.5%	Electronics
4.7%	Optical & Photo
2.2%	Telephone
1.9%	Air Transportation
0.5%	Producer Goods & Manufacturing

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab Core Equity Fund™				
Actual Return	0.75%	$1,000	$1,025.20	$3.82
Hypothetical 5% Return	0.75%	$1,000	$1,021.37	$3.81
Schwab Dividend Equity Fund™				
Investor Shares				
Actual Return	1.08%	$1,000	$1,063.00	$5.60
Hypothetical 5% Return	1.08%	$1,000	$1,019.71	$5.48
Select Shares®				
Actual Return	0.94%	$1,000	$1,063.60	$4.88
Hypothetical 5% Return	0.94%	$1,000	$1,020.41	$4.77
Schwab Small-Cap Equity Fund™				
Investor Shares				
Actual Return	1.30%	$1,000	$1,086.10	$6.82
Hypothetical 5% Return	1.30%	$1,000	$1,018.60	$6.60
Select Shares				
Actual Return	1.12%	$1,000	$1,087.60	$5.88
Hypothetical 5% Return	1.12%	$1,000	$1,019.51	$5.69

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab Hedged Equity Fund™				
Actual Return	2.46%	$1,000	$1,064.70	$12.77
Hypothetical 5% Return	2.46%	$1,000	$1,012.77	$12.45
Communications Focus Fund				
Actual Return	1.10%	$1,000	$1,060.10	$5.70
Hypothetical 5% Return	1.10%	$1,000	$1,019.61	$5.58
Financial Services Focus Fund				
Actual Return	1.01%	$1,000	$1,073.60	$5.26
Hypothetical 5% Return	1.01%	$1,000	$1,020.06	$5.13
Health Care Focus Fund				
Actual Return	1.02%	$1,000	$1,017.90	$5.17
Hypothetical 5% Return	1.02%	$1,000	$1,020.01	$5.18
Technology Focus Fund				
Actual Return	0.99%	$1,000	$995.50	$4.97
Hypothetical 5% Return	0.99%	$1,000	$1,020.16	$5.03

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Core Equity Fund™

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)[1]					
Net asset value at beginning of period	12.71	10.89	12.53	18.53	18.91
Income or loss from investment operations:					
Net investment income	0.12	0.10	0.08	0.08	0.05
Net realized and unrealized gains or losses	1.09	1.79	(1.64)	(4.57)	1.08
Total income or loss from investment operations	1.21	1.89	(1.56)	(4.49)	1.13
Less distributions:					
Dividends from net investment income	(0.11)	(0.07)	(0.08)	(0.07)	(0.04)
Distributions from net realized gains	–	–	–	(1.44)	(1.47)
Total distributions	(0.11)	(0.07)	(0.08)	(1.51)	(1.51)
Net asset value at end of period	13.81	12.71	10.89	12.53	18.53
Total return (%)	9.57	17.54	(12.58)	(25.93)	5.75
Ratios/Supplemental Data (%)[1]					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75	0.76[2]
Gross operating expenses	0.88	0.88	0.91	0.88	0.87
Net investment income	0.89	0.94	0.63	0.55	0.29
Portfolio turnover rate	86	73	114	106	96
Net assets, end of period ($ x 1,000,000)	263	237	179	210	342

[1] Prior to June 1, 2002, the fund's day-to-day investment management was handled by a subadviser, Symphony Asset Management LLC.
[2] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.0% Common Stock	230,455	260,170
0.9% Short-Term Investment	2,419	2,419
0.0% U.S. Treasury Obligations	115	115
99.9% Total Investments	232,989	262,704
5.9% Collateral Invested for Securities on Loan	15,380	15,380
(5.8)% Other Assets and Liabilities, Net		(15,301)
100.0% Total Net Assets		262,783

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.0% of net assets

Aerospace / Defense 9.0%

❷ The Boeing Co. 260,000	12,975
Goodrich Corp. 25,500	786
Lockheed Martin Corp. 20,000	1,102

Security and Number of Shares	Value ($ x 1,000)
Raytheon Co. 80,000	2,918
Rockwell Automation, Inc. 34,000	1,418
United Technologies Corp. 47,200	4,381
	23,580

Air Transportation 2.0%

• AMR Corp. 4,500	35
▲ FedEx Corp. 26,000	2,369
▲ Sabre Holdings Corp., Class A 28,000	602
United Parcel Service, Inc., Class B 28,200	2,233
	5,239

Apparel 0.5%

Nike, Inc., Class B 16,000	**1,301**

Automotive Products / Motor Vehicles 1.2%

▲ Eaton Corp. 24,400	1,560
■ Ford Motor Co. 120,300	1,568
	3,128

Banks 3.2%

JPMorgan Chase & Co. 78,960	3,048
Northern Trust Corp. 17,500	744
UnionBanCal Corp. 77,600	4,714
	8,506

Business Machines & Software 5.1%

Autodesk, Inc. 2,000	106
International Business Machines Corp. 38,600	3,464
▲ Microsoft Corp. 209,800	5,872
• Oracle Corp. 213,500	2,703
▲• Xerox Corp. 89,900	1,328
	13,473

Business Services 3.0%

Automatic Data Processing, Inc. 14,000	607
• Checkfree Corp. 16,000	496
• Citrix Systems, Inc. 26,500	639
■ Computer Associates International, Inc. 56,100	1,555
• Dun & Bradstreet Corp. 2,900	164
IMS Health, Inc. 81,200	1,720
• Intuit, Inc. 35,000	1,588

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲• Polycom, Inc. 10,000	207
▲• Synopsys, Inc. 41,500	674
• VeriSign, Inc. 10,000	268
	7,918
Chemicals 2.2%	
▲ Dow Chemical Co. 110,500	4,966
PPG Industries, Inc. 12,000	765
	5,731
Consumer Durables 2.9%	
■ Black & Decker Corp. 24,900	1,999
• Gemstar — TV Guide International, Inc. 990,000	5,692
	7,691
Electronics 2.7%	
■• Applied Materials, Inc. 60,500	974
Linear Technology Corp. 12,500	474
Motorola, Inc. 266,900	4,607
Qualcomm, Inc. 8,000	334
Scientific-Atlanta, Inc. 25,300	693
	7,082
Energy: Raw Materials 1.4%	
Burlington Resources, Inc. 88,000	**3,652**
Food & Agriculture 1.7%	
H.J. Heinz Co. 45,200	1,643
Kellogg Co. 67,800	2,915
	4,558
Healthcare / Drugs & Medicine 11.7%	
Applied Biosystems Group — Applera Corp. 5,500	105
▲ Bausch & Lomb, Inc. 41,000	2,499
Becton Dickinson & Co. 107,300	5,633
Bristol-Myers Squibb Co. 146,800	3,440
• Coventry Health Care, Inc. 70,950	2,902
▲ Johnson & Johnson 30,900	1,804
• Laboratory Corp. of America Holdings 15,000	687
Merck & Co., Inc. 55,500	1,738

Security and Number of Shares	Value ($ x 1,000)
■• Pacificare Health Systems, Inc. 57,000	2,030
Pfizer, Inc. 51,000	1,476
■❻ UnitedHealth Group, Inc. 108,414	7,849
Valeant Pharmaceuticals International 2,000	48
Wyeth 12,500	496
	30,707
Household Products 1.1%	
The Gillette Co. 70,000	**2,903**
Insurance 11.0%	
▲ Aetna, Inc. 25,000	2,375
▲ AFLAC, Inc. 91,900	3,297
The Allstate Corp. 84,000	4,040
Arthur J. Gallagher & Co. 85,000	2,389
Chubb Corp. 9,000	649
• CNA Financial Corp. 15,500	371
Fidelity National Financial, Inc. 17,722	669
▲❼ Metlife, Inc. 183,000	7,018
■❾ The Progressive Corp. 72,200	6,754
Prudential Financial, Inc. 28,500	1,324
	28,886
Media 4.0%	
The McGraw-Hill Cos., Inc. 19,100	1,647
▲•❹ Time Warner, Inc. 538,250	8,957
	10,604
Miscellaneous 1.1%	
▲ 3M Co. 36,400	**2,823**
Miscellaneous Finance 1.2%	
■▲ American Express Co. 39,600	2,101
• AmeriCredit Corp. 50,000	970
	3,071
Non-Durables & Entertainment 1.3%	
McDonald's Corp. 94,500	2,755
Yum! Brands, Inc. 14,000	609
	3,364

Security and Number of Shares	Value ($ x 1,000)
Oil: International 6.0%	
ChevronTexaco Corp. 92,000	4,881
❸ Exxon Mobil Corp. 222,200	10,937
	15,818
Optical & Photo 0.4%	
• Ingram Micro, Inc., Class A 57,200	**987**
Paper & Forest Products 3.3%	
❺ Weyerhaeuser Co. 140,000	**8,770**
Producer Goods & Manufacturing 3.7%	
Cooper Industries Ltd., Class A 9,000	575
■▲❿ Emerson Electric Co. 97,000	6,213
• FMC Corp. 14,000	614
Parker Hannifin Corp. 18,000	1,271
W.W. Grainger, Inc. 16,000	938
	9,611
Retail 0.4%	
■ Claire's Stores, Inc. 7,400	193
• Petco Animal Supplies, Inc. 2,000	72
▲• Rite Aid Corp. 103,000	383
Staples, Inc. 6,400	190
• Toys 'R' Us, Inc. 8,000	144
	982
Telephone 8.4%	
Alltel Corp. 3,500	192
AT&T Corp. 3,020	52
• Avaya, Inc. 395,100	5,689
BellSouth Corp. 126,500	3,374
▲ CenturyTel, Inc. 94,000	3,017
SBC Communications, Inc. 112,200	2,834
❽ Verizon Communications, Inc. 177,400	6,936
	22,094
Tobacco 5.1%	
❶ UST, Inc. 325,000	**13,377**

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 0.2%	
• Caesars Entertainment, Inc. 37,000	**662**
Trucking & Freight 2.2%	
CNF, Inc. 113,500	4,969
• Landstar Systems, Inc. 2,600	176
Paccar, Inc. 9,000	624
	5,769
Utilities: Electric & Gas 3.0%	
• The AES Corp. 556,900	6,070
■ Duke Energy Corp. 9,000	221
▲ TXU Corp. 26,000	1,592
	7,883

Short-Term Investment 0.9% of net assets	
Provident Institutional TempFund 2,419,401	**2,419**

Security Rate, Maturity Date		Face Amount ($ x 1,000)
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills 1.60%-1.65%, 12/16/04	115	**115**

End of investments.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
5.9% of net assets

Commercial Paper & Other Corporate Obligations 2.5%

Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	396	396
Foreningssparbanken AB		
1.83%, 11/15/04	5,772	5,771
Societe Generale NY		
1.95%, 11/01/04	369	369
		6,536

Short-Term Investments 3.4%

Citibank, Time Deposit		
1.76%, 11/01/04	378	378

Security and Number of Shares		
Institutional Money Market Trust 8,465,972		8,466
		8,844

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	7	1,978	**26**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $14,806 of securities on loan)	$262,704
Collateral invested for securities on loan	15,380
Receivables:	
Fund shares sold	101
Interest	2
Dividends	291
Investments sold	12,670
Due from brokers for futures	5
Income from securities on loan	1
Prepaid expenses	+ 11
Total assets	**291,165**

Liabilities

Collateral invested for securities on loan	15,380
Payables:	
Fund shares redeemed	291
Investments bought	12,636
Investment adviser and administrator fees	9
Transfer agent and shareholder service fees	5
Trustees' fees	1
Accrued expenses	+ 60
Total liabilities	**28,382**

Net Assets

Total assets	291,165
Total liabilities	− 28,382
Net assets	**$262,783**

Net Assets by Source

Capital received from investors	249,757
Net investment income not yet distributed	1,867
Net realized capital losses	(18,582)
Net unrealized capital gains	29,741

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$262,783		19,023		$13.81

Unless stated, all numbers x 1,000.

The fund paid $232,989 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$222,788
Sales/maturities	$220,144

The fund's total security transactions with other SchwabFunds® during the period were $221.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$233,119
Net unrealized gains and losses:	
Gains	$34,873
Losses	+ (5,288)
	$29,585
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,867
Long-term capital gains	$–
Capital losses utilized	$28,106
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$7,255
2011	+ 11,171
	$18,426

See financial notes. 33

Statement of

Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$4,192
Interest		12
Securities on loan	+	28
Total investment income		**4,232**

Net Realized Gains and Losses

Net realized gains on investments		27,853
Net realized gains on futures contracts	+	137
Net realized gains		**27,990**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(7,412)
Net unrealized losses on futures contracts	+	(2)
Net unrealized losses		**(7,414)**

Expenses

Investment adviser and administrator fees		1,393
Transfer agent and shareholder service fees		645
Trustees' fees		6
Custodian fees		29
Portfolio accounting fees		35
Professional fees		30
Registration fees		29
Shareholder reports		86
Other expenses	+	5
Total expenses		2,258
Expense reduction	–	324
Net expenses		**1,934**

Increase in Net Assets from Operations

Total investment income		4,232
Net expenses	–	1,934
Net investment income		**2,298**
Net realized gains		27,990
Net unrealized losses	+	(7,414)
Increase in net assets from operations		**$22,874**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $20,576.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$2,298	$1,895
Net realized gains or losses	27,990	(10,956)
Net unrealized gains or losses	+ (7,414)	43,747
Increase in net assets from operations	**22,874**	**34,686**

Distributions Paid

	11/1/03–10/31/04	11/1/02–10/31/03
Dividends from net investment income	**$2,074**	**$1,261**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,444	$59,997	5,806	$65,590
Shares reinvested	144	1,891	109	1,152
Shares redeemed	+ (4,213)	(56,963)	(3,746)	(42,567)
Net transactions in fund shares	**375**	**$4,925**	**2,169**	**$24,175**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	18,648	$237,058	16,479	$179,458
Total increase	+ 375	25,725	2,169	57,600
End of period	**19,023**	**$262,783**	**18,648**	**$237,058**

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $2,074 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for the use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period
Ordinary income	$2,074
Long-term capital gains	$–

Prior period
Ordinary income	$1,261
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,867 and $1,643 at the end of the current period and prior period, respectively.

See financial notes. 35

Schwab Dividend Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	9/2/03[1]– 10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	10.60	10.00
Income from investment operations:		
Net investment income	0.29	0.05
Net realized and unrealized gains	1.49	0.55
Total income from investment operations	1.78	0.60
Less distributions:		
Dividends from net investment income	(0.32)	–
Net asset value at end of period	12.06	10.60
Total return (%)	17.00	6.00[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.65	–
Gross operating expenses	1.19	1.34[3]
Net investment income	2.71	3.41[3]
Portfolio turnover rate	39	2[2]
Net assets, end of period ($ x 1,000,000)	267	94

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/03– 10/31/04	9/2/03[1]– 10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	10.60	10.00
Income from investment operations:		
Net investment income	0.31	0.05
Net realized and unrealized gains	1.48	0.55
Total income from investment operations	1.79	0.60
Less distributions:		
Dividends from net investment income	(0.33)	–
Net asset value at end of period	12.06	10.60
Total return (%)	17.07	6.00[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.54	–
Gross operating expenses	1.04	1.19[3]
Net investment income	2.83	3.41[3]
Portfolio turnover rate	39	2[2]
Net assets, end of period ($ x 1,000,000)	252	111

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.5%	Common Stock	470,131	511,658
0.9%	Short-Term Investment	4,493	4,493
99.4%	**Total Investments**	**474,624**	**516,151**
0.6%	Other Assets and Liabilities, Net		3,095
100.0%	**Total Net Assets**		**519,246**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.5% of net assets	
Aerospace / Defense 2.4%	
Goodrich Corp. 80,000	2,466
Raytheon Co. 115,000	4,195
Rockwell Automation, Inc. 138,600	5,778
	12,439
Apparel 1.0%	
VF Corp. 99,900	**5,378**
Automotive Products / Motor Vehicles 1.8%	
Ford Motor Co. 370,200	4,823
Genuine Parts Co. 111,000	4,428
	9,251
Banks 18.0%	
AmSouth Bancorp. 197,900	5,223
Bank of America Corp. 135,400	6,065
Comerica, Inc. 99,500	6,120
First Horizon National Corp. 116,000	5,021
Hudson United Bancorp 52,000	2,070
Huntington Bancshares, Inc. 153,000	3,664
❶ JPMorgan Chase & Co. 228,584	8,823
❿ KeyCorp, Inc. 187,500	6,298
National City Corp. 156,400	6,095
North Fork Bancorp., Inc. 99,567	4,391
Peoples Bank-Bridgeport 135,000	5,061
PNC Financial Services Group, Inc. 114,400	5,983
Regions Financial Corp. 141,855	4,976
SunTrust Banks, Inc. 9,487	668
U.S. Bancorp 209,300	5,988
UnionBanCal Corp. 79,000	4,799
Wachovia Corp. 125,700	6,186
Wells Fargo & Co. 99,200	5,924
	93,355
Business Machines & Software 1.1%	
Pitney Bowes, Inc. 130,700	**5,718**
Business Services 2.6%	
Automatic Data Processing, Inc. 100,000	4,339
Deluxe Corp. 76,000	2,895
Electronic Data Systems Corp. 240,000	5,105
The ServiceMaster Co. 103,000	1,322
	13,661
Chemicals 6.6%	
Dow Chemical Co. 137,300	6,170
E.I. du Pont de Nemours & Co. 142,400	6,105
Eastman Chemical Co. 117,000	5,554
Lubrizol Corp. 111,900	3,886

Security and Number of Shares	Value ($ x 1,000)
6 PPG Industries, Inc. 100,500	6,407
Rohm & Haas Co. 139,000	5,892
	34,014
Construction 0.2%	
The Stanley Works 28,000	**1,247**
Containers 0.2%	
Sonoco Products Co. 45,000	**1,199**
Electronics 1.6%	
AVX Corp. 65,000	780
Motorola, Inc. 190,000	3,280
PerkinElmer, Inc. 200,500	4,118
	8,178
Food & Agriculture 4.3%	
General Mills, Inc. 131,000	5,797
H.J. Heinz Co. 151,500	5,507
Kellogg Co. 144,900	6,231
Sara Lee Corp. 205,000	4,772
	22,307
Healthcare / Drugs & Medicine 3.5%	
Abbott Laboratories 85,000	3,624
Bristol-Myers Squibb Co. 251,200	5,886
Merck & Co., Inc. 131,700	4,123
Wyeth 117,000	4,639
	18,272
Household Products 3.4%	
Clorox Co. 111,500	6,088
The Gillette Co. 143,000	5,932
Procter & Gamble Co. 113,200	5,793
	17,813
Insurance 6.4%	
The Allstate Corp. 127,200	6,117
Arthur J. Gallagher & Co. 73,000	2,051
Cincinnati Financial Corp. 104,745	4,373
Jefferson-Pilot Corp. 90,000	4,346
Lincoln National Corp. 131,200	5,747
Marsh & McLennan Cos., Inc. 130,200	3,601

Security and Number of Shares	Value ($ x 1,000)
Mercury General Corp. 82,100	4,223
Unitrin, Inc. 60,500	2,612
	33,070
Miscellaneous 1.1%	
3M Co. 70,200	**5,445**
Miscellaneous Finance 1.0%	
Fannie Mae 77,000	**5,402**
Non-Durables & Entertainment 1.0%	
Fortune Brands, Inc. 73,500	**5,352**
Oil: Domestic 2.4%	
8 Kerr-McGee Corp. 108,100	6,402
Marathon Oil Corp. 153,900	5,865
	12,267
Oil: International 2.4%	
9 ChevronTexaco Corp. 120,600	6,399
Exxon Mobil Corp. 124,800	6,143
	12,542
Paper & Forest Products 3.7%	
International Paper Co. 115,000	4,429
Kimberly-Clark Corp. 65,000	3,878
MeadWestvaco Corp. 156,000	4,919
Weyerhaeuser Co. 96,000	6,013
	19,239
Producer Goods & Manufacturing 4.0%	
Briggs & Stratton Corp. 60,300	4,330
7 Emerson Electric Co. 100,000	6,405
Harsco Corp. 87,200	4,225
Hubbell, Inc., Class B 78,800	3,603
Lennox International, Inc. 149,000	2,154
	20,717
Railroad & Shipping 0.6%	
GATX Corp. 120,000	**3,274**
Retail 1.2%	
Limitedbrands 253,300	**6,277**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Telephone 8.1%	
Alltel Corp. 108,800	5,976
AT&T Corp. 367,100	6,281
BellSouth Corp. 219,600	5,857
• Citizens Communications Co. 455,000	6,097
SBC Communications, Inc. 226,500	5,721
Sprint Corp. (FON Group) 295,800	6,197
Verizon Communications, Inc. 150,300	5,877
	42,006
Tobacco 3.6%	
Altria Group, Inc. 120,300	5,830
❸ Reynolds American, Inc. 95,000	6,542
UST, Inc. 150,500	6,194
	18,566
Utilities: Electric & Gas 16.3%	
American Electric Power Co., Inc. 182,000	5,993
Centerpoint Energy, Inc. 397,500	4,178
Cinergy Corp. 132,500	5,236
Constellation Energy Group, Inc. 134,700	5,471
DPL, Inc. 243,000	5,249
❺ Duke Energy Corp. 262,814	6,447
Duquesne Light Holdings, Inc. 85,000	1,459
❷ Edison International 228,000	6,954
Energy East Corp. 168,800	4,254
❹ Exelon Corp. 163,400	6,474
FirstEnergy Corp. 147,100	6,080
National Fuel Gas Co. 139,300	3,903
OGE Energy Corp. 149,200	3,785
Pinnacle West Capital Corp. 108,000	4,603
The Southern Co. 185,000	5,844
UGI Corp. 109,800	4,242
Xcel Energy, Inc. 263,000	4,497
	84,669

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.9% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	4,493	**4,493**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$516,151
Receivables:	
Fund shares sold	2,202
Dividends	1,226
Prepaid expenses	+ 23
Total assets	**519,602**

The fund paid $474,624 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$414,821
Sales/maturities	$148,671

The fund's total security transactions with other SchwabFunds® during the period were $526.

Liabilities

Payables:	
Fund shares redeemed	205
Investment adviser and administrator fees	32
Transfer agent and shareholder service fees	8
Trustees' fees	1
Accrued expenses	+ 110
Total liabilities	**356**

Net Assets

Total assets	519,602
Total liabilities	− 356
Net assets	**$519,246**

Net Assets by Source

Capital received from investors	467,427
Net investment income not yet distributed	1,068
Net realized capital gains	9,224
Net unrealized capital gains	41,527

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$267,462		22,186		$12.06
Select Shares	$251,784		20,882		$12.06

Federal Tax Data

Portfolio Cost	$474,624
Net unrealized gains and losses:	
Gains	$50,639
Losses	+ (9,112)
	$41,527

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$9,585
Long-term capital gains	$707
Capital losses utilized	**$268**

Reclassifications:

Capital received from investors	$31
Net investment income not yet distributed	$3
Reclassified as:	
Net realized capital gains	($34)

See financial notes.   41

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends	$12,866
Interest	+ 37
Total investment income	**12,903**

Net Realized Gains and Losses

Net realized gains on investments	**9,619**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**31,897**

Expenses

Investment adviser and administrator fees	3,264
Transfer agent and shareholder service fees:	
Investor Shares	473
Select Shares	195
Trustees' fees	8
Custodian fees	74
Portfolio accounting fees	67
Professional fees	34
Registration fees	96
Shareholder reports	76
Other expenses	+ 6
Total expenses	4,293
Expense reduction	– 2,020
Net expenses	**2,273**

Increase in Net Assets from Operations

Total investment income	12,903
Net expenses	– 2,273
Net investment income	**10,630**
Net realized gains	9,619
Net unrealized gains	+ 31,897
Increase in net assets from operations	**$52,146**

Unless stated, all numbers x 1,000.

Calculated as 0.85% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,526 from the investment adviser (CSIM) and $359 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $135. These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through February 28, 2005 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10
Select Shares	0.95

Prior to May 4, 2004, these limits were 0.00% for both Investor Shares and Select Shares. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $41,516.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	9/2/03*–10/31/03
Net investment income	$10,630	$931
Net realized gains or losses	9,619	(361)
Net unrealized gains	+ 31,897	9,630
Increase in net assets from operations	**52,146**	**10,200**

Distributions paid

Dividends from net investment income

	11/1/03–10/31/04	9/2/03*–10/31/03
Investor Shares	5,107	–
Select Shares	+ 5,389	–
Total dividends from net investment income	**$10,496**	**$–**

Transactions in Fund Shares

	11/1/03–10/31/04		9/2/03–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	16,485	$189,992	9,018	$90,936
Select Shares	+ 13,314	153,084	10,753	108,229
Total shares sold	**29,799**	**$343,076**	**19,771**	**$199,165**
Shares Reinvested				
Investor Shares	331	$3,809	–	$–
Select Shares	+ 307	3,531	–	–
Total shares reinvested	**638**	**$7,340**	**–**	**$–**
Shares Redeemed				
Investor Shares	(3,492)	($40,556)	(156)	($1,596)
Select Shares	+ (3,202)	(37,066)	(290)	(2,967)
Total shares redeemed	**(6,694)**	**($77,622)**	**(446)**	**($4,563)**
Net transactions in fund shares	**23,743**	**$272,794**	**19,325**	**$194,602**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		9/2/03–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	19,325	$204,802	–	$–
Total increase	+ 23,743	314,444	19,325	204,802
End of period	**43,068**	**$519,246**	**19,325**	**$204,802**

* Commencement of operations.

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 61% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $7,294 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for the use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$10,496
Long-term capital gains	$–
Prior period	
Ordinary income	$–
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,068 and $931 at the end of the current period and prior period, respectively.

Schwab Small-Cap Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/03–10/31/04	7/1/03[1]–10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	11.81	10.00
Income or loss from investment operations:		
Net investment loss	(0.04)	(0.02)
Net realized and unrealized gains	2.58	1.83
Total income from investment operations	2.54	1.81
Less distributions:		
Distributions from net realized gains	(0.22)	–
Net asset value at end of period	14.13	11.81
Total return (%)	21.74	18.10[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.30	1.30[3]
Gross operating expenses	1.61	1.73[3]
Net investment loss	(0.35)	(0.54)[3]
Portfolio turnover rate	118	39[2]
Net assets, end of period ($ x 1,000,000)	37	26

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-share data ($)		
Net asset value at beginning of period	11.81	10.00
Income or loss from investment operations:		
Net investment loss	(0.02)	(0.01)
Net realized and unrealized gains	2.59	1.82
Total income from investment operations	2.57	1.81
Less distributions:		
Distributions from net realized gains	(0.22)	–
Net asset value at end of period	14.16	11.81
Total return (%)	22.00	18.10[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.12	1.12[3]
Gross operating expenses	1.46	1.58[3]
Net investment loss	(0.16)	(0.36)[3]
Portfolio turnover rate	118	39[2]
Net assets, end of period ($ x 1,000,000)	18	14

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
96.9% Common Stock	46,768	53,406
2.7% Short-Term Investments	1,505	1,505
0.2% U.S. Treasury Obligation	90	90
99.8% Total Investments	48,363	55,001
0.2% Other Assets and Liabilities, Net		118
100.0% Total Net Assets		55,119

Security and Number of Shares	Value ($ x 1,000)
Common Stock 96.9% of net assets	
Aerospace / Defense 2.9%	
▲•❶ ESCO Technologies, Inc. 22,700	**1,584**
Air Transportation 1.9%	
• Alaska Air Group, Inc. 28,600	754

Security and Number of Shares	Value ($ x 1,000)
• EGL, Inc. 6,200	198
• ExpressJet Holdings, Inc. 6,400	71
	1,023
Alcoholic Beverages 1.3%	
• Boston Beer Co., Inc., Class A 27,500	**695**
Apparel 1.8%	
Cutter & Buck, Inc. 23,800	289
• Guess?, Inc. 8,100	135
• Hartmarx Corp. 22,000	184
• Wilsons The Leather Expert 70,700	410
	1,018
Automotive Products / Motor Vehicles 3.1%	
Monaco Coach Corp. 10,300	183
❺ Polaris Industries, Inc. 17,300	1,027
Titan International, Inc. 10,000	99
• United Defense Industries, Inc. 6,900	277
Winnebago Industries, Inc. 4,000	126
	1,712
Banks 4.6%	
BancFirst Corp. 6,800	442
• Central Coast Bancorp 5,700	127
Columbia Banking Systems, Inc. 8,400	206
FFLC Bancorp, Inc. 1,900	57
First Bancorp Puerto Rico 600	33
First Charter Corp. 7,600	194
First Merchants Corp. 14,500	361
Great Southern Bancorp, Inc. 6,500	217
Hancock Holding Co. 11,500	364
Mid-State Bancshares 8,500	228
WesBanco, Inc. 6,200	188
WSFS Financial Corp. 2,600	141
	2,558
Business Machines & Software 0.8%	
• Digi International, Inc. 18,200	249
Landamerica Financial Group, Inc. 3,000	147
• PTEK Holdings, Inc. 4,600	46
	442

Security and Number of Shares	Value ($ x 1,000)
Business Services 10.1%	
• Administaff, Inc. 14,500	166
• Ansoft Corp. 4,500	72
• Ansys, Inc. 14,400	398
• Earthlink, Inc. 22,500	232
• FileNet Corp. 17,100	476
G&K Services, Inc., Class A 5,000	197
• Heidrick & Struggles International, Inc. 7,600	218
• Hewitt Associates, Inc., Class A 4,000	112
• Hyperion Solutions Corp. 6,000	241
• Identix, Inc. 16,500	120
▲ John H. Harland Co. 12,800	413
• Korn/Ferry International 13,500	235
• Kronos, Inc. 3,900	191
• Michael Baker Corp. 6,700	115
• NCO Group, Inc. 20,800	556
• Parametric Technology Corp. 43,900	228
• PDI, Inc. 7,700	220
• Phoenix Technologies Ltd. 11,300	69
• Progress Software Corp. 27,700	550
SS&C Technologies, Inc. 6,500	154
▲• Transaction Systems Architects, Inc., Class A 19,100	313
• United Online, Inc. 31,000	291
• Universal Electronics, Inc. 800	14
	5,581
Chemicals 1.8%	
Georgia Gulf Corp. 10,500	476
▲• NewMarket Corp 24,200	542
	1,018
Construction 1.1%	
• Cavco Industries, Inc. 5,100	203
• NVR, Inc. 400	251
• WESCO International, Inc. 7,000	175
	629
Consumer Durables 0.2%	
Kimball International, Inc., Class B 7,100	**96**
Containers 0.5%	
• Crown Holdings, Inc. 25,000	**284**

Security and Number of Shares	Value ($ x 1,000)
Electronics 12.7%	
Acxiom Corp. 16,700	417
• Agere Systems, Inc., Class B 254,400	293
Agilysys, Inc. 38,200	653
• American Physicians Capital, Inc. 25,600	816
▲• Aspect Communications Corp. 33,900	322
▲• Avid Technology, Inc. 11,600	615
• Coherent, Inc. 6,000	145
▲❿ Harman International Industries, Inc. 7,200	865
• Hollywood Entertainment Corp. 85,400	830
• LeCroy Corp. 15,200	256
• Neoware Systems, Inc. 32,500	261
• Siliconix, Inc. 11,900	493
• Supertex, Inc. 11,700	251
• Technitrol, Inc. 11,400	186
• Thomas & Betts Corp. 9,100	258
• Western Wireless Corp., Class A 11,000	320
	6,981
Energy: Raw Materials 1.4%	
▲• Hydril Co. 18,000	**792**
Food & Agriculture 2.2%	
• 7-Eleven, Inc. 20,300	428
Coca-Cola Bottling Co. Consolidated 1,300	69
Corn Products International, Inc. 7,000	344
• Darling International, Inc. 74,100	290
• Lesco, Inc. 8,000	101
	1,232
Healthcare / Drugs & Medicine 9.1%	
• Amedisys, Inc. 8,300	251
• America Service Group, Inc. 9,300	333
•❹ AMERIGROUP Corp. 18,400	1,104
▲• Haemonetics Corp. 25,900	851
• Kensey Nash Corp. 3,700	106
❸ Medicis Pharmaceutical Corp., Class A 30,200	1,228
• Res-Care, Inc. 21,500	261
• Sierra Health Services, Inc. 12,200	582

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Techne Corp. 6,200	223
• Visx, Inc. 5,200	87
	5,026
Household Products 0.7%	
Balchem Corp. 6,900	216
▲ Church & Dwight Co., Inc. 5,550	151
	367
Insurance 6.2%	
21st Century Insurance Group 7,700	102
▲ Delphi Financial Group, Inc., Class A 9,150	374
FBL Financial Group, Inc., Class A 3,000	78
Horace Mann Educators Corp. 24,000	408
❽ Odyssey Re Holdings Corp. 40,700	890
• Ohio Casualty Corp. 38,600	806
• Philadelphia Consolidated Holding Co. 5,300	307
Safety Insurance Group, Inc. 3,000	67
• WellChoice, Inc. 2,800	117
Zenith National Insurance Corp. 6,700	275
	3,424
Media 0.4%	
• Consolidated Graphics, Inc. 5,300	**226**
Miscellaneous Finance 3.7%	
Advanta Corp., Class B 8,500	207
C&F Financial Corp. 600	23
• CompuCredit Corp. 20,000	381
Fidelity Bankshares, Inc. 4,000	156
First Financial Holdings, Inc. 9,300	283
• Instinet Group, Inc. 80,000	384
Northrim BanCorp, Inc. 4,000	91
• Portfolio Recovery Associates, Inc. 7,600	256
Santander BanCorp 8,500	237
	2,018
Non-Durables & Entertainment 1.7%	
• American Greetings Corp., Class A 11,000	291
Dover Motorsports, Inc. 3,500	17
• Luby's, Inc. 13,000	85

Security and Number of Shares	Value ($ x 1,000)
• Stewart Enterprises, Inc., Class A 33,500	239
• Trans World Entertainment Corp. 27,000	280
	912
Non-Ferrous Metals 0.4%	
• RTI International Metals, Inc. 12,000	**240**
Oil: Domestic 2.5%	
• CAL Dive International, Inc. 5,800	205
• Meridian Resource Corp. 41,000	330
▲• Tesoro Petroleum Corp. 28,500	863
	1,398
Optical & Photo 0.7%	
• Photronics, Inc. 21,000	**369**
Paper & Forest Products 2.5%	
• Buckeye Technologies, Inc. 8,300	88
❷ Potlatch Corp. 27,000	1,271
	1,359
Producer Goods & Manufacturing 7.6%	
Fedders Corp. 34,300	123
▲ Graco, Inc. 23,400	805
• Hexcel Corp. 19,900	308
▲❻ Matthews International Corp., Class A 28,700	962
Middleby Corp. 4,500	221
Sauer-Danfoss, Inc. 8,000	145
Steelcase, Inc., Class A 9,400	123
• Strattec Security Corp. 3,400	214
Tennant Co. 8,600	351
• Tenneco Automotive, Inc. 29,200	372
▲ The Timken Co. 24,000	576
	4,200
Railroad & Shipping 0.8%	
Overseas Shipholding Group 7,500	**427**
Real Property 0.8%	
• American Retirement Corp. 40,000	324
• Jones Lang LaSalle, Inc. 3,900	125
	449

Security and Number of Shares	Value ($ x 1,000)
Retail 2.8%	
Aaron Rents, Inc. 6,300	137
• Books-A-Million, Inc. 33,500	275
The Cato Corp., Class A 15,200	349
• Charming Shoppes, Inc. 22,500	172
DEB Shops, Inc. 1,400	34
▲• The Men's Wearhouse, Inc. 7,200	224
Ruddick Corp. 18,200	366
	1,557
Steel 0.6%	
Carpenter Technology Corp. 6,500	**308**
Telephone 2.8%	
• Alaska Communications Systems Group, Inc. 34,500	243
•❼ Commonwealth Telephone Enterprises, Inc. 20,900	954
CT Communications, Inc. 2,300	29
North Pittsburgh Systems, Inc. 9,700	200
• Ulticom, Inc. 5,900	101
	1,527
Tobacco 0.4%	
• M&F Worldwide Corp. 9,700	130
Vector Group Ltd. 4,200	65
	195
Travel & Recreation 1.9%	
Ameristar Casinos, Inc. 15,000	521
• Argosy Gaming Co. 8,800	348
• Shuffle Master, Inc. 4,500	190
	1,059

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 2.3%	
• Forward Air Corp. 9,900	407
▲ Heartland Express, Inc. 39,250	803
USF Corp. 1,500	54
	1,264
Utilities: Electric & Gas 2.6%	
❾ Cleco Corp. 48,500	883
UIL Holdings Corp. 5,700	289
• Veritas DGC, Inc. 12,500	264
	1,436

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 2.7% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 1.29%, 11/01/04	5	5
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	1,500	1,500
		1,505
U.S. Treasury Obligation 0.2% of net assets		
▲ U.S. Treasury Bill 1.63%, 12/16/04	90	**90**

End of investments.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	6	1,754	**44**

Statement of

Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$55,001
Receivables:	
Fund shares sold	113
Dividends	22
Investments sold	156
Prepaid expenses	+ 11
Total assets	**55,303**

Liabilities

Payables:	
Fund shares redeemed	39
Investments bought	88
Due to brokers for futures	2
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	1
Accrued expenses	+ 50
Total liabilities	**184**

Net Assets

Total assets	55,303
Total liabilities	– 184
Net assets	**$55,119**

Net Assets by Source

Capital received from investors	41,426
Net realized capital gains	7,011
Net unrealized capital gains	6,682

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$36,653		2,594		$14.13
Select Shares	$18,466		1,304		$14.16

Unless stated, all numbers x 1,000.

The fund paid $48,363 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$62,623
Sales/maturities	$57,389

The fund's total security transactions with other SchwabFunds® during the period were $221.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$48,363
Net unrealized gains and losses:	
Gains	$7,615
Losses	+ (977)
	$6,638
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$4,863
Long-term capital gains	$2,192
Reclassifications:	
Net investment income not yet distributed	$143
Reclassified as:	
Net realized capital gains	($143)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$467
Interest	+	9
Total investment income		**476**

Net Realized Gains and Losses

Net realized gains on investments		7,051
Net realized gains on futures contracts	+	132
Net realized gains		**7,183**

Net Unrealized Gains and Losses

Net unrealized gains on investments		2,239
Net unrealized gains on futures contracts	+	14
Net unrealized gains		**2,253**

Expenses

Investment adviser and administrator fees		524
Transfer agent and shareholder service fees:		
Investor Shares		83
Select Shares		17
Trustees' fees		5
Custodian fees		35
Portfolio accounting fees		22
Professional fees		33
Registration fees		25
Shareholder reports		29
Other expenses	+	4
Total expenses		777
Expense reduction	−	158
Net expenses		**619**

Increase in Net Assets from Operations

Total investment income		476
Net expenses	−	619
Net investment loss		**(143)**
Net realized gains		7,183
Net unrealized gains	+	2,253
Increase in net assets from operations		**$9,293**

Calculated as 1.05% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $153 from the investment adviser (CSIM) and $5 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.12

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $9,436.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	7/1/03*–10/31/03
Net investment loss	($143)	($50)
Net realized gains	7,183	786
Net unrealized gains	+ 2,253	4,429
Increase in net assets from operations	**9,293**	**5,165**

Distributions Paid

Distributions from net realized gains

Investor Shares	499	—
Select Shares	+ 266	—
Total distributions from net realized gains	**$765**	**$–**

Transactions in Fund Shares

	11/1/03–10/31/04		7/1/03–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	1,153	$15,053	2,272	$23,526
Select Shares	+ 301	3,944	1,245	12,704
Total shares sold	**1,454**	**$18,997**	**3,517**	**$36,230**
Shares Reinvested				
Investor Shares	37	$453	—	$–
Select Shares	+ 17	204	—	—
Total shares reinvested	**54**	**$657**	**—**	**$–**
Shares Redeemed				
Investor Shares	(763)	($10,029)	(105)	($1,137)
Select Shares	+ (221)	(2,885)	(38)	(407)
Total shares redeemed	**(984)**	**($12,914)**	**(143)**	**($1,544)**
Net transactions in fund shares	**524**	**$6,740**	**3,374**	**$34,686**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		7/1/03–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,374	$39,851	—	$–
Total increase	+ 524	15,268	3,374	39,851
End of period	**3,898**	**$55,119**	**3,374**	**$39,851**

Unless stated, all numbers x 1,000.

The fund designates $73 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for the use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period

Ordinary income	$642
Long-term capital gains	$123

Prior period

Ordinary income	$–
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current and prior period.

* Commencement of operations.

Schwab Hedged Equity Fund™

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	9/3/02[1]– 10/31/02
Per-Share Data ($)			
Net asset value at beginning of period	11.53	9.84	10.00
Income or loss from investment operations:			
Net investment loss	(0.09)	(0.09)	(0.01)
Net realized and unrealized gains or losses	1.57	1.78	(0.15)
Total income or losses from investment operations	1.48	1.69	(0.16)
Net asset value at end of period	13.01	11.53	9.84
Total return (%)	12.84	17.17	(1.60)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses (including dividend expense on short sales)	2.43	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	2.10[4]	2.00	2.00[3]
Gross operating expenses	2.71	2.77	3.33[3]
Net investment loss	(0.86)	(0.90)	(0.79)[3]
Portfolio turnover rate	99	114	68[2]
Net assets, end of period ($ x 1,000,000)	68	44	32

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 2.00% if interest expense had not been included.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the security. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top five long holdings/top five short positions

• Non-income producing security

■ All or a portion of this security is held as collateral for short sales

Holdings by Category	Cost/Proceeds ($x1,000)	Value ($x1,000)
98.1%	Common Stock	57,745	66,965
7.7%	Short-Term Investments	5,247	5,247
105.8%	Total Investments	62,992	72,212
(27.8)%	Short Sales	(18,860)	(18,951)
22.0%	Other Assets and Liabilities, Net		15,030
100.0%	Total Net Assets		68,291

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.1% of net assets	

Aerospace / Defense 4.2%

General Dynamics Corp. 2,900	296
Goodrich Corp. 12,800	395
■ Lockheed Martin Corp. 7,800	430
Raytheon Co. 5,200	190
■ Rockwell Collins, Inc. 9,500	337

Security and Number of Shares	Value ($ x 1,000)
■ Rockwell International Corp. 9,600	400
Textron, Inc. 900	61
■ The Boeing Co. 8,000	399
■ United Technologies Corp. 3,500	325
	2,833

Air Transportation 1.0%

• AMR Corp. 22,000	170
■ Fedex Corp. 1,900	173
Sabre Group Holdings, Inc. 16,000	344
	687

Apparel 0.8%

Nike, Inc., Class B 2,500	203
■ VF Corp. 6,900	372
	575

Automobile Products / Motor Vehicles 3.0%

• Advance Auto Parts, Inc. 7,100	278
Cummins Engine, Inc. 5,400	378
■ Eaton Corp. 5,600	358
Ford Motor Co. 22,000	287
• Goodyear Tire & Rubber Co. 22,000	222
■ Polars Industries Partners LP 7,200	427
Winnebago Industries, Inc. 3,300	104
	2,054

Banks 4.4%

Associated Bancorp. 10,300	357
Bank of Hawaii Corp. 4,800	229
Colonial Bancgroup, Inc. 200	4
Comerica, Inc. 6,600	406
■ Doral Financial Corp. 9,750	409
Huntington Bancshares, Inc. 100	2
Marshall & Ilsley Corp. 8,100	340
National City Corp. 8,300	324
PNC Financial Services Group 4,700	246
■ UnionBanCal Corp. 6,600	401
Zions Bancorp. 4,649	308
	3,026

Business Machines & Software 6.2%

■ 3M Co. 3,500	272
■ Adobe Systems, Inc. 2,200	123

Security and Number of Shares	Value ($ x 1,000)
•■❶ Apple Computer, Inc. 9,600	504
■❺ Autodesk, Inc. 8,789	464
•■ BMC Software, Inc. 22,000	416
•■ Cisco Systems, Inc. 11,300	217
• Comverse Technology, Inc. 14,300	295
Icon Office Solutions, Inc. 2,800	29
• Juniper Networks, Inc. 4,100	109
• Lexmark International, Inc., Class A 3,700	308
•■ NCR Corp. 7,900	445
• PalmOne, Inc. 5,200	151
•■ Storage Technology Corp. 14,500	392
• Sybase, Inc. 12,600	199
• Xerox Corp. 22,000	325
	4,249

Business Services 11.6%

•■ Apollo Group Inc., Class A 5,465	361
Automatic Data Processing, Inc. 4,600	199
Catalina Marketing Corp. 4,000	102
■ Cendant Corp. 16,400	338
Certegy, Inc. 6,900	244
•■ CheckFree Corp. 13,800	428
•■ Citrix Systems, Inc. 14,816	357
• CSG Systems International, Inc. 17,100	287
• Digital River, Inc. 12,000	400
• Earthlink, Inc. 22,000	227
• Education Management Corp. 6,660	179
• Filenet Corp. 7,787	217
•■ Hyperion Solutions Corp. 10,217	410
■ IMS Health, Inc. 15,900	337
•■ InFoSpace, Inc. 8,755	460
• Intuit, Inc. 2,200	100
• Kronos, Inc. 6,499	319
•■❸ Macrovision Corp. 17,410	471
• McAfee, Inc. 15,100	365
• Pixar 300	24
•■ Polycom, Inc. 20,957	433
Reynolds & Reynolds Co., Class A 500	12
Robert Half International, Inc. 11,400	302
• RSA Security, Inc. 900	18
• Sapient Corp. 1,600	13
The Brink's Co. 9,700	311

Security and Number of Shares	Value ($ x 1,000)
• Tibco Software, Inc. 4,500	44
• United Defense Industries, Inc. 7,900	317
•■ United Online, Inc. 21,944	206
• VeriSign, Inc. 17,093	459
	7,940

Chemical 2.2%

Cabot Corp. 9,900	337
Georgia Gulf Corp. 3,500	159
MacDermid, Inc. 3,300	104
■ Monsanto Co. 700	30
■ PPG Industries, Inc. 5,100	325
■ Rohm & Haas Co. 4,700	199
■ Sigma Aldrich Corp. 6,516	363
	1,517

Construction 1.7%

■ KB Home 2,200	181
■ Masco Corp. 11,300	387
The Stanley Works 400	18
Vulcan Materials Co. 7,000	348
• Wesco International, Inc. 8,100	203
	1,137

Consumer Durables 1.3%

■ Black & Decker Corp. 5,300	426
•■ Penn National Gaming, Inc. 9,364	389
Toro Co. 1,500	102
	917

Containers 0.4%

• Crown Cork & Seal Co., Inc. 22,000	**250**

Electronics 7.2%

• Aspect Telecomunications Corp. 1,200	11
• Avid Technology, Inc. 8,023	425
AVX Corp. 6,000	72
• Cree Resh, Inc. 300	10
• Dionex Corp. 3,691	207
• Getty Images, Inc. 4,800	284
■❹ Harman International Industries, Inc. 3,900	469
ITT Industries, Inc. 300	24

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•■ LAM Research Corp. 2,910	76
Linear Technology Corp. 10,900	413
• LSI Logic Corp. 15,500	71
■ Motorola, Inc. 22,000	380
PerkinElmer, Inc. 22,000	452
■ Qualcomm, Inc. 10,200	427
■ Scientific Atlanta, Inc. 14,200	389
• Siliconix, Inc. 993	41
• Synopsys, Inc. 22,000	357
• Tellabs, Inc. 3,300	26
• Thermo Electron Corp. 100	3
Thomas & Betts Corp. 8,800	249
• Western Wireless Corp. Class A 12,670	369
• Zebra Technology Corp., Class A 3,000	159
	4,914

Energy: Raw Materials 2.3%

Burlington Resources, Inc. 9,200	382
Devon Energy Corp. 1,300	96
• FMC Technologies, Inc. 12,700	384
■ Occidental Petroleum Corp. 4,600	257
■ Peabody Energy Corp. 6,900	440
	1,559

Food & Agriculture 1.5%

• 7-Eleven, Inc. 7,400	156
Corn Products International, Inc. 8,800	433
H.J. Heinz Co. 2,800	102
■ Kellogg Co. 8,000	344
	1,035

Healthcare / Drugs & Medicine 7.1%

• Amerigroup Corp. 1,000	60
Applied Biosystems Group 20,900	399
■ Bausch & Lomb, Inc. 6,200	378
■ Becton Dickinson & Co. 8,400	441
• Cephalon, Inc. 8,406	401
•■ Conventry Healthcare, Inc. 8,750	358
•■ DaVita, Inc. 10,350	307
Gendex Corp. 155	8
• Humana, Inc. 2,200	42
Johnson & Johnson, Inc. 7,300	426
Medicis Pharmaceutical Corp., Class A	

Security and Number of Shares	Value ($ x 1,000)
10,300	419
Merck & Co., Inc. 1,000	31
•■ Pacificare Health Systems, Inc. 1,900	68
Select Medical Corp. 3,500	60
• Sierra Health Services, Inc. 8,900	425
■ United Healthcare Corp. 4,800	347
■ Valeant Pharmaceuticals International 18,300	439
•■ VISX, Inc. 16,300	272
	4,881

Household Products 0.4%

Estee Lauder Cos., Inc., Class A 5,800	249
Gillette Co. 1,500	62
	311

Insurance 8.0%

Aetna, Inc. 300	28
■ AFLAC, Inc. 7,300	262
Alfa Corp. 1,700	24
■ Allstate Corp. 5,700	274
AMBAC, Inc. 4,200	328
Arthur J. Gallagher & Co. 14,200	399
Cigna Corp. 600	38
• CNA Financial Corp. 8,500	203
Delphi Financial Group Inc., Class A 4,150	170
■ Fidelity National Financial, Inc. 8,705	328
First American Financial Corp. 12,500	390
Lincoln National Corp. 6,400	280
Metlife, Inc. 8,400	322
Nationwide Financial Services, Inc. 6,300	218
Odyssey Re Holdings Corp. 4,000	87
• Ohio Casualty Corp. 3,501	73
Prudential Financial, Inc. 8,500	395
Reinsurance Group of America, Inc. 3,500	151
Safeco Corp. 6,891	319
StanCorp. Financial Group, Inc. 3,300	249
■ The Progressive Corp. 3,600	337
Transatlantic Holdings, Inc. 925	54
• UICI 200	6
Unitrin, Inc. 2,300	99

Security and Number of Shares	Value ($ x 1,000)
■ W.R. Berkley Corp. 8,250	353
• Wellchoice, Inc. 2,100	88
	5,475
Media 1.7%	
John Wiley & Sons, Inc. 1,600	52
McClatchy Co., Class A 1,000	70
■ McGraw Hill Cos., Inc. 5,100	440
Readers Digest Association, Inc. 16,500	232
• Time Warner, Inc. 22,000	366
	1,160
Miscellaneous Finance 2.7%	
•■ Americredit Co. 19,700	382
• Bok Financial Corp. 800	36
■ Capital One Financial Corp. 5,500	406
• Compucredit Corp. 3,212	61
■ Countrywide Credit Industries, Inc. 12,500	399
■ Franklin Resources, Inc. 5,300	321
MBNA Corp. 3,500	90
R & G Financial Corp., Class B 3,000	113
Santander Bancorp 330	9
The Goldman Sachs Group, Inc. 100	10
	1,827
Non-Durables & Entertainment 2.7%	
•■ American Greetings Corp., Class A 16,200	429
Hasbro, Inc. 17,300	306
• Jack In The Box, Inc. 8,400	280
McDonalds Corp. 14,000	408
• Starbucks Corp. 100	5
■ Yum! Brands, Inc. 9,800	426
	1,854
Non-Ferrous Metals 0.5%	
•■ Phelps Dodge Corp. 3,800	**333**

Security and Number of Shares	Value ($ x 1,000)
Oil: Domestic 1.7%	
•■ Cal Dive International, Inc. 12,241	433
ChevronTexaco Corp. 200	11
Sunoco, Inc. 3,000	223
•■ Tesoro Petroleum Corp. 13,900	421
• Todco, Class A 2,200	37
• Universal Compression Holdings, Inc. 200	7
	1,132
Oil: International 0.6%	
•■ Exxon Mobil Corp. 8,600	**423**
Optical & Photo 0.9%	
• Corning, Inc. 22,000	252
• Ingram Micro, Inc., Class A 22,000	379
	631
Paper & Forest Products 2.0%	
Louisiana-Pacific Corp. 7,900	194
Meadwestavco Corp. 12,500	394
Potlatch Corp. 4,000	188
Temple-Inland, Inc. 5,900	349
Weyerhaeuser Co. 3,700	232
	1,357
Producer Goods & Manufacturing 2.7%	
Emerson Electric Co. 2,100	135
•■ FMC Corp. 8,100	355
■ Graco, Inc. 7,950	273
Grainger, Inc. 200	12
HNI Corp. 1,300	53
Hubbell, Inc. 4,200	192
• KOS Pharmaceuticals, Inc. 200	7
Mathews International Corp., Class A 3,159	106
Parker Hannifin Corp. 200	14
Steelcase, Inc., Class A 8,100	106
•■ Terex Corp. 10,300	391
Timken Co. 7,200	173
	1,817
Railroad & Shipping 0.7%	
■ Overseas Shipholding Group, Inc. 8,100	**461**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Retail 5.5%	
Aaron Rents, Inc. 8,750	190
Abercrombie & Fitch Co., Class A 11,400	447
•■ Barnes & Noble, Inc. 8,700	289
Circuit City Stores, Inc. 22,000	357
Claire's Stores, Inc. 16,000	416
Costco Cos., Inc. 6,400	307
Michael's Stores, Inc. 2,400	70
• Petco Animal Supplies, Inc. 10,526	377
• Rite Aid Corp. 20,000	74
Ruddick Corp. 5,000	101
• Staples, Inc. 12,957	385
The Gap, Inc. 17,300	346
• Toys 'R' Us, Inc. 22,000	396
	3,755
Steel 1.2%	
Carpenter Technology Corp. 8,800	418
United States Steel Corp. 10,900	400
	818
Telephone 2.9%	
Alltel Corp. 3,600	198
• American Tower Corp. 7,800	134
AT&T Corp. 2,300	39
• Avaya, Inc. 22,000	317
BellSouth Corp. 9,400	250
■ Century Telephone Enterprises, Inc. 12,900	414
• Citizens Communications Co. 22,000	295
SBC Communications, Inc. 1,100	28
Verizon Communications, Inc. 7,400	289
	1,964
Tobacco 0.3%	
UST, Inc. 4,900	**202**
Travel & Recreation 0.8%	
• Argosy Gaming Co. 8,400	332
Choice Hotels International, Inc. 3,800	190
	522

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 2.9%	
CNF, Inc. 9,500	416
Heartland Express, Inc. 10,645	218
J.B. Hunt Transport Services, Inc. 10,300	421
• Landstar System, Inc. 6,738	458
Paccar, Inc. 6,413	444
	1,957
Utilities: Electric & Gas 5.0%	
• AES Corp. 22,000	240
American Electric Power Co., Inc. 9,900	326
Constellation Energy Group, Inc. 8,700	353
Duke Energy Corp. 16,300	400
■❷ Edison International 15,600	476
■ Exelon Corp. 900	36
FirstEnergy Corp. 4,000	165
Kinder Morgan, Inc. 1,400	90
National Fuel Gas Co. 8,600	241
Questar Corp. 5,300	254
■ TXU Corp. 7,100	435
Xcel Energy, Inc. 22,000	376
	3,392

Short-Term Investments 7.7% of net assets	
Other Investment Companies 7.7%	
Provident Institutional Funds— TempCash 935,792	936
Provident Institutional Funds— TempFund 4,310,801	4,311
	5,247

End of investments.

Short Sales 27.8% of net assets	
Aerospace / Defense 0.6%	
❶ Engineered Support Systems, Inc. 8,695	**418**

Security and Number of Shares	Value ($ x 1,000)
Air Transportation 0.3%	
Jetblue Airways Corp. 7,788	172
Southwest Airlines, Inc. 3,100	49
	221
Automobile Products / Motor Vehicles 0.6%	
American Axle & Manufacturing Holdings, Inc. 800	23
General Motors Corp. 1,300	50
O'Reilly Automotive, Inc. 3,662	158
Sonic Automotive, Inc. 1,400	28
Superior Industries International, Inc. 4,600	126
	385
Automotive Products 0.1%	
Arvin Meritor, Inc. 2,000	**37**
Banks 0.4%	
Capitol Federal Financial 1,393	47
Fifth Third Bancorp 3,700	182
First Bancorp., Inc. 493	13
FNB Corp. 2,500	51
Hudson United Bancorp. 300	12
	305
Business Machines & Software 0.2%	
Diebold, Inc. 1,800	86
Novell, Inc. 10,309	75
Sandisk Corp. 300	6
	167
Business Services 3.0%	
Bearingpoint, Inc. 18,700	163
Corinthian Colleges, Inc. 15,800	227
❸ DST Systems, Inc. 8,500	381
GTech Holdings Corp. 6,600	156
Mercury Interactive Corp. 2,700	117
National Instruments Corp. 6,967	192
Omnicom Group, Inc. 1,800	142
PeopleSoft, Inc. 1,100	23
Red Hat, Inc. 10,200	131
Take Two Interactive Software, Inc. 2,700	89

Security and Number of Shares	Value ($ x 1,000)
Weight Watchers International, Inc. 7,000	251
Wynn Resorts Ltd. 3,500	204
	2,076
Chemical 0.0%	
Crompton Corp. 1,100	**10**
Construction 0.6%	
Fluor Corp. 3,800	176
Hovnanian Enterprises, Inc. 300	11
Meritage Corp. 200	18
Pulte Corp. 3,700	203
	408
Consumer Durables 0.1%	
Mohawk Industries, Inc. 1,100	**94**
Electronics 1.6%	
American Power Conversion Corp. 9,937	192
Amis Holdings, Inc. 317	5
Amkor Technology, Inc. 1,000	5
Andrew Corp. 19,404	271
Arrow Electronics, Inc. 3,900	93
Broadcom Corp., Class A 300	8
Cox Radio, Inc. 1,000	16
Intersil Holding Corp. 6,500	106
Silicon Laboratories, Inc. 3,618	108
Xilinx, Inc. 9,900	304
	1,108
Energy: Raw Materials 0.7%	
Arch Coal, Inc. 6,200	202
Tidewater, Inc. 8,900	275
	477
Food & Agriculture 1.0%	
Coca-Cola Enterprises, Inc. 8,900	186
Dean Foods Co. 500	15
Ralcorp Holdings, Inc. 2,400	88
Sensient Technologies Corp. 8,400	183

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Smithfield Foods, Inc. 700	17
Sysco Corp. 5,400	174
	663
Gold 0.3%	
Newmont Mining Corp. 3,600	**171**
Healthcare / Drugs & Medicine 3.3%	
Accredo Heath, Inc. 1,400	32
Atherogenics, Inc. 4,000	120
Beckman Coulter, Inc. 100	6
Chiron Corp. 200	7
Cymer, Inc. 100	3
Eli Lilly & Co. 3,300	181
Forest Laboratories, Inc. 1,300	58
Genzyme Corp. 2,700	142
HCA, Inc. 2,000	73
Health Management Associates, Inc. 4,900	101
Healthcare Compare Corp. 2,465	39
Henry Schein, Inc. 2,100	133
Human Genome Sciences, Inc. 6,300	65
Ivax Corp. 11,625	210
Martek Biosciences Corp. 3,384	159
Medicines Company 1,300	35
NBTY, Inc. 3,000	83
Neurocrine Biosciences, Inc. 3,913	182
➎ Omnicare, Inc. 12,300	339
Par Pharmaceutical Cos., Inc. 200	8
Pediatrix Medical Group, Inc. 1,600	90
Pharmaceutical Product Developement, Inc. 2,085	88
Quest Diagnostic, Inc. 900	79
Tenet Healthcare Corp. 300	3
	2,236
Insurance 0.7%	
Fremont General Corp. 9,200	198
Jefferson-Pilot Corp. 1,500	72
MBIA, Inc. 2,300	133
The Commerce Group, Inc. 400	20
The Phoenix Cos., Inc. 1,700	18
UnumProvident Corp. 2,200	30
	471

Security and Number of Shares	Value ($ x 1,000)
Media 0.5%	
Citadel Broadcasting Corp. 4,300	63
Clear Channel Communications, Inc. 500	17
CNET Networks, Inc. 7,500	61
Gaylord Entertainment Co., Class A 100	3
Knight-Ridder, Inc. 2,500	171
	315
Miscellaneous Finance 1.9%	
A.G. Edwards, Inc. 100	4
CapitalSource, Inc. 5,900	132
Downey Financial Corp. 200	11
Federated Investors, Inc. 10,500	304
First Marblehead Corp. (The) 4,900	263
Lehman Brothers Holdings, Inc. 900	74
MAF Bancorp, Inc. 4,136	177
Morgan Stanley 1,800	92
Queens County Bancorp, Inc. 11,000	202
Waddell & Reed Financial, Inc. 100	2
Webster Financial Corp. 400	19
	1,280
Non-Durables & Entertainment 1.3%	
Electronic Arts, Inc. 2,100	94
Krispy Kreme Doughnuts, Inc. 3,500	37
Leapfrog Enterprises, Inc. 2,100	26
Mattel, Inc. 6,100	107
Outback Steakhouse, Inc. 3,000	119
Panera Bread Co., Class A 600	21
The Cheesecake Factory, Inc. 5,100	221
Tupperware Corp. 9,300	155
Wendy's International, Inc. 2,400	80
	860
Non-Ferrous Metals 0.4%	
Alcoa, Inc. 2,600	85
Freeport-McMoRan Copper & Gold, Inc., Class B 4,500	163
	248
Oil: Domestic 1.1%	
Chesapeake Energy Corp. 7,900	127
Patina Oil & Gas Corp 3,400	97

Security and Number of Shares	Value ($ x 1,000)
Patterson Energy, Inc. 1,100	21
Quicksilver Resources, Inc. 100	3
St. Mary Land & Exploration Co. 1,200	47
Stone Energy Corp. 4,000	165
XTO Energy Inc. 9,000	300
	760

Oil: International 0.2%

Global SantaFe Corp. 4,900	**145**

Optical & Photo 0.1%

Lexar Media, Inc. 12,500	**85**

Producer Goods & Manufacturing 2.1%

Avery Dennison Corp. 2,500	152
Caterpillar, Inc. 2,100	169
Curtiss-Wright Corp. 1,400	78
General Electric Co. 7,200	246
GrafTech International Ltd. 18,000	167
Herman Miller, Inc. 100	2
Johnson Controls, Inc. 900	52
Pall Corp. 6,500	168
Teleflex, Inc. 3,700	162
Trinity Industries, Inc. 1,000	31
York International Corp. 6,100	194
	1,421

Retail 3.1%

Autozone, Inc. 1,200	98
Carmax, Inc. 5,600	148
CVS Corp. 2,700	117
Dollar Tree Stores, Inc. 300	9
Family Dollar Stores, Inc. 5,900	174
❹ Foot Locker, Inc. 14,800	361
Kroger Co. 100	2
May Department Stores Co. 6,700	175
Petsmart, Inc. 7,505	240
Pier 1 Imports, Inc. 100	2
Ross Stores, Inc. 3,622	95
Safeway, Inc. 12,600	230
Target Corp. 1,100	55
The TJX Max Cos., Inc. 3,600	86

Security and Number of Shares	Value ($ x 1,000)
Tiffany & Co. 5,700	167
Tractor Supply Co. 1,300	47
Walgreen Co. 400	14
Whole Foods Market, Inc. 1,000	81
	2,101

Steel 0.0%

Worthington Industries, Inc. 400	**8**

Telephone 0.5%

Sprint Corp. 400	8
UTStarcom, Inc. 18,250	313
	321

Tobacco 0.3%

Universal Corp. 4,200	**192**

Travel & Recreation 0.4%

Callaway Golf Co. 4,600	48
Carnival Corp. 2,400	121
Dick's Sporting Goods, Inc. 2,100	76
Station Casinos, Inc. 500	25
	270

Trucking & Freight 0.2%

C.H. Robinson Worldwide, Inc. 3,052	**165**

Utilities: Electric & Gas 2.2%

Aqua America, Inc. 4,900	107
Consolidated Edison, Inc. 1,500	65
Entergy Corp. 900	59
Equitable Resources, Inc. 6,000	332
Indiana Energy, Inc. 4,100	106
NiSource, Inc. 12,600	270
❷ Pepco Holdings, Inc. 18,800	388
Piedmont Natural Gas Co., Inc. 400	18
Puget Energy, Inc. 6,000	140
Southern Union Co. 2,200	48
	1,533

End of short sale positions.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$72,212
Deposits with broker for short sales	14,722
Receivables:	
Fund shares sold	373
Interest	17
Dividends	36
Prepaid expenses	+ 12
Total assets	**87,372**

Liabilities

Securities sold short, at value	18,951
Payables:	
Fund shares redeemed	58
Dividends on short sales	13
Investment adviser and administrator fees	15
Transfer agent and shareholder service fees	2
Accrued expenses	+ 42
Total liabilities	**19,081**

Net Assets

Total assets	87,372
Total liabilities	– 19,081
Net assets	**$68,291**

Net Assets by Source

Capital received from investors	55,599
Net realized capital gains	3,563
Net unrealized capital gains	9,129

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$68,291		5,251		$13.01

Unless stated, all numbers x 1,000.

The fund paid $62,992 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$66,141
Sales/maturities	$53,201

The proceeds for securities sold short is $18,860

These derive from investments and short sales.

Federal Tax Data

Portfolio cost	$63,218
Net unrealized gains and losses:	
Gains	$10,216
Losses	+ (1,222)
	$8,994
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$3,789
Capital losses utilized	$260
Reclassifications:	
Net investment income not yet distributed	$455
Reclassified as:	
Net realized capital gains	($238)
Capital received from investors	($217)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$732
Interest	+	95
Total investment income		**827**

An additional $1 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized gains on investments	6,542
Net realized losses on short sales	(2,356)
Net realized gains	**4,186**

Net Unrealized Gains and Losses

Net unrealized gains on investments		1,981
Net unrealized gains on short sales	+	616
Net unrealized gains		**2,597**

Calculated as 1.75% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Expenses

Investment adviser and administrator fees		922
Transfer agent and shareholder service fees		132
Trustees' fees		5
Custodian and portfolio accounting fees		65
Professional fees		43
Registration fees		18
Shareholder reports		9
Interest expense		53
Other expenses	+	4
Total expenses before short sales		1,251
Dividends on short sales		175
Expense reduction	+	(144)
Net expenses		**1,282**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		827
Net expenses	−	1,282
Net investment loss		**(455)**
Net realized gains		4,186
Net unrealized gains	+	2,597
Increase in net assets from operations		**$6,328**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 2.00% of average daily net assets. This limit excludes interest, taxes, certain non-routine expenses and expenses for dividends and interest paid on securities sold short.

These add up to a net gain on investments of $6,783.

See financial notes. 63

Statement of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment loss	($455)	($338)
Net realized gains or losses	4,186	(235)
Net unrealized gains	+ 2,597	6,703
Increase in net assets from operations	**$6,328**	**$6,130**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,509	$31,194	1,672	$17,074
Shares redeemed	+ (1,073)	(13,199)	(1,153)	(11,663)
Net transactions in fund shares	**1,436**	**$17,995**	**519**	**$5,411**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,815	$43,968	3,296	$32,427
Total increase	+ 1,436	24,323	519	11,541
End of period	**5,251**	**$68,291**	**3,815**	**$43,968**

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$41
Prior period	$42

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current and prior period.

Communications Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	3.57	2.84	4.16	8.13	10.00
Income or loss from investment operations:					
Net investment income or loss	0.05	0.02	0.03	(0.00)[2]	0.00[2]
Net realized and unrealized gains or losses	0.27	0.74	(1.35)	(3.97)	(1.87)
Total income or loss from investment operations	0.32	0.76	(1.32)	(3.97)	(1.87)
Less distributions:					
Dividends from net investment income	(0.01)	(0.03)	–	(0.00)[2]	–
Net asset value at end of period	3.88	3.57	2.84	4.16	8.13
Total return (%)	9.14	26.87	(31.73)	(48.82)	(18.70)[3]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.11[4]	1.04[5]	0.89	0.90[6]	0.89[7]
Gross operating expenses	1.68	1.77	1.68	1.30	1.71[7]
Net investment income or loss	1.37	0.45	0.69	(0.02)	0.07[7]
Portfolio turnover rate	80	179	94	154	45[3]
Net assets, end of period ($ x 1,000,000)	10	11	9	16	32

[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] The ratio of net operating expenses would have been 1.10% if interest expense had not been included.
[5] The ratio of net operating expenses would have been 1.03% if interest expense had not been included.
[6] The ratio of net operating expenses would have been 0.89% if interest expense had not been included.
[7] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.3% Common Stock	9,347	10,197
1.7% Short-Term Investment	178	178
100.0% Total Investments	9,525	10,375
9.6% Collateral Invested for Securities on Loan	994	994
(9.6)% Other Assets and Liabilities, Net		(999)
100.0% Total Net Assets		10,370

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.3% of net assets	
Business Machines & Software 4.0%	
■• PTEK Holdings, Inc. 42,000	**418**

Security and Number of Shares	Value ($ x 1,000)
Consumer Durables 2.5%	
• Gemstar—TV Guide International, Inc. 45,000	**259**
Electronics 4.8%	
•❿ Western Wireless Corp., Class A 17,000	**496**
Media 10.0%	
• American Tower Corp., Class A 15,500	265
John Wiley & Sons, Class A 6,000	195
McClatchy Co., Class A 3,000	209
The McGraw-Hill Cos., Inc. 4,300	371
	1,040
Telephone 77.0%	
■• Alamosa Holdings, Inc. 25,000	251
❸ Alltel Corp. 10,300	566
❶ AT&T Corp. 33,900	580
❼ BellSouth Corp. 19,837	529
❾ CenturyTel, Inc. 15,600	501
•❺ Citizens Communications Co. 41,500	556
•❷ Commonwealth Telephone Enterprises, Inc. 12,600	575
CT Communications, Inc. 23,900	299
D&E Communications, Inc. 18,000	223
Hickory Tech Corp. 31,900	364
•❻ Nextel Communications, Inc., Class A 20,300	538
North Pittsburgh Systems, Inc. 19,300	398
• Qwest Communications International, Inc. 121,000	414
❽ SBC Communications, Inc. 20,804	525
Telephone & Data Systems, Inc. 4,500	337
■• Time Warner Telecom, Inc., Class A 50,000	256
• U.S. Cellular Corp. 2,000	83
• Ubiquitel, Inc. 46,000	261
■• US LEC Corp., Class A 50,895	170
❹ Verizon Communications, Inc. 14,282	558
	7,984

Security Rate, maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 1.7% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04	178	**178**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 9.6% of net assets	
Other Investment Companies 9.6%	
Securities Lending Investment Fund 993,975	**994**

End of collateral invested for securities on loan.

Statement of
Assets and liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $929 of securities on loan)		$10,375
Collateral invested for securities on loan		994
Receivables:		
Fund shares sold		1
Dividends		26
Prepaid expenses	+	6
Total assets		**11,402**

Liabilities

Collateral invested for securities on loan		994
Payables:		
Fund shares redeemed		9
Trustees' fees		1
Accrued expenses	+	28
Total liabilities		**1,032**

Net Assets

Total assets		11,402
Total liabilities	–	1,032
Net assets		**$10,370**

Net Assets by Source

Capital received from investors	35,483
Net investment income not yet distributed	145
Net realized capital losses	(26,108)
Net unrealized capital gains	850

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$10,370		2,672		$3.88

Unless stated, all numbers x 1,000.

The fund paid $9,525 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$8,602
Sales/maturities	$10,243

The fund's total security transactions with other SchwabFunds® during the period were $39.

Federal Tax Data

Portfolio Cost		$9,738
Net unrealized gains and losses:		
Gains		$1,242
Losses	+	(605)
		$637
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$145
Long-term capital gains		$–
Capital losses utilized		$402
Unused capital losses:		
Expires 10/31 of:		Loss amount
2008		$824
2009		13,397
2010		8,364
2011	+	3,310
		$25,895

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$264
Securities on loan	+	1
Total investment income		**265**

Net Realized Gains and Losses

Net realized gains on investments	**522**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**232**

Expenses

Investment adviser and administrator fees		58
Transfer agent and shareholder service fees		27
Trustees' fees		4
Custodian fees		32
Portfolio accounting fees		1
Professional fees		31
Registration fees		14
Shareholder reports		9
Other expenses	+	4
Total expenses		180
Expense reduction	−	61
Net expenses		**119**

Increase in Net Assets from Operations

Total investment income		265
Net expenses	−	119
Net investment income		**146**
Net realized gains		522
Net unrealized gains	+	232
Increase in net assets from operations		**$900**

Calculated as 0.54% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $54 from the investment adviser (CSIM) and $7 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $754.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$146	$44
Net realized gains or losses	522	(2,109)
Net unrealized gains	+ 232	4,443
Increase in net assets from operations	**900**	**2,378**

Distributions Paid

Dividends from net investment income	**$44**	**$87**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	392	$1,470	825	$2,570
Shares reinvested	11	39	27	78
Shares redeemed	+ (834)	(3,077)	(1,019)	(3,138)
Net transactions in fund shares	**(431)**	**($1,568)**	**(167)**	**($490)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,103	$11,082	3,270	$9,281
Total increase or decrease	+ (431)	(712)	(167)	1,801
End of period	**2,672**	**$10,370**	**3,103**	**$11,082**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $44 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for the use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

Current period

Ordinary income	$44
Long-term capital gains	$–

Prior period

Ordinary income	$87
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$2
Prior period	$6

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $145 and $43 at the end of the current period and prior period, respectively.

Financial Services Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.77	9.44	9.75	11.86	10.00
Income or loss from investment operations:					
Net investment income	0.08	0.11	0.12	0.09	0.04
Net realized and unrealized gains or losses	1.37	2.37	(0.28)	(1.76)	1.82
Total income or loss from investment operations	1.45	2.48	(0.16)	(1.67)	1.86
Less distributions:					
Dividends from net investment income	(0.10)	(0.15)	(0.09)	(0.06)	–
Distributions from net realized gains	–	–	(0.06)	(0.38)	–
Total distributions	(0.10)	(0.15)	(0.15)	(0.44)	–
Net asset value at end of period	13.12	11.77	9.44	9.75	11.86
Total return (%)	12.39	26.68	(1.78)	(14.51)	18.60[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.05	1.04[3]	0.89	0.89	0.89[4]
Gross operating expenses	1.25	1.49	1.32	1.23	1.99[4]
Net investment income	0.62	1.05	1.20	0.75	1.04[4]
Portfolio turnover rate	85	181	131	151	40[2]
Net assets, end of period ($ x 1,000,000)	20	18	17	21	24

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 1.03% if interest expense had not been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	17,483	19,519
99.8%	Total Investments	17,483	19,519
0.6%	Collateral Invested for Securities on Loan	116	116
(0.4)%	Other Assets and Liabilities, Net		(75)
100.0%	Total Net Assets		19,560

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.8% of net assets	

Banks 46.9%

Associated Banc-Corp. 11,500	399
BancFirst Corp. 2,500	163
Bank of America Corp. 6,260	280
❻ Bank of Hawaii Corp. 15,000	716
❿ City National Corp. 7,100	489

Security and Number of Shares	Value ($ x 1,000)
Columbia Banking Systems, Inc. 9,000	220
❺ Comerica, Inc. 13,100	806
Doral Financial Corp. 3,800	160
First Charter Corp. 5,000	128
First Merchants Corp. 4,000	99
Hancock Holding Co. 4,800	152
Hibernia Corp., Class A 2,500	72
Huntington Bancshares, Inc. 13,300	319
❹ KeyCorp, Inc. 25,100	843
Marshall & Ilsley Corp. 7,000	294
❶ Mellon Financial Corp. 34,000	983
National City Corp. 9,200	359
❷ Northern Trust Corp. 22,500	957
Popular, Inc. 12,500	321
❸ UnionBanCal Corp. 15,700	954
Wachovia Corp. 6,500	320
WesBanco, Inc. 3,000	91
WSFS Financial Corp. 1,000	53
	9,178

Electronics 1.1%

• American Physicians Capital, Inc. 6,500	**207**

Insurance 23.2%

AFLAC, Inc. 9,600	344
AMBAC Financial Group, Inc. 3,100	242
American International Group, Inc. 1,000	61
AON Corp. 3,000	61
Arthur J. Gallagher & Co. 10,100	284
Chubb Corp. 4,400	317
• CNA Financial Corp. 7,300	175
Delphi Financial Group, Inc., Class A 3,900	159
Fidelity National Financial, Inc. 6,900	260
First American Corp. 11,600	362
Horace Mann Educators Corp. 5,000	85
❾ Metlife, Inc. 13,000	499
Nationwide Financial Services, Inc., Class A 9,900	343
Prudential Financial, Inc. 6,300	293

Security and Number of Shares	Value ($ x 1,000)
Reinsurance Group of America, Inc. 8,500	366
Safeco Corp. 7,000	324
W.R. Berkley Corp. 8,500	363
	4,538

Miscellaneous Finance 26.7%

1st Source Corp. 2,000	54
Advanta Corp., Class B 12,000	292
• AmeriCredit Corp. 14,500	281
• Berkshire Hathaway, Inc., Class A 5	421
Berkshire Hills Bancorp, Inc. 700	26
Capital Corp. of the West 4,858	224
(8) Capital One Financial Corp. 6,800	502
• CompuCredit Corp. 16,000	305
(7) Countrywide Financial Corp. 17,198	549
• E*TRADE Financial Corp. 25,800	333
Franklin Resources, Inc. 5,800	352
Goldman Sachs Group, Inc. 4,000	394
• Instinet Group, Inc. 50,000	240
MBNA Corp. 13,390	343
Nuveen Investments, Inc., Class A 7,100	224
• Providian Financial Corp. 15,300	238
Raymond James Financial, Inc. 15,700	410
Santander BanCorp 1,000	28
	5,216

Real Property 1.9%

The St. Joe Co. 2,600	132
• Trammell Crow Co. 13,000	201
• United Capital Corp. 2,100	47
	380

End of investments.

Security and Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan
0.6% of net assets

Other Investment Companies 0.6%

Securities Lending Investment Fund 115,500	**116**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$19,519
Collateral invested for securities on loan		116
Receivables:		
Fund shares sold		11
Dividends		13
Investments sold		1,297
Prepaid expenses	+	6
Total assets		**20,962**

Liabilities

Bank overdraft		93
Payables:		
Due to brokers		116
Fund shares redeemed		4
Investments bought		1,162
Investment adviser and administrator fees		1
Trustees' fees		1
Accrued expenses	+	25
Total liabilities		**1,402**

Net Assets

Total assets		20,962
Total liabilities	–	1,402
Net assets		**$19,560**

Net Assets by Source

Capital received from investors	16,042
Net investment income not yet distributed	87
Net realized capital gains	1,395
Net unrealized capital gains	2,036

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$19,560		1,491		$13.12

Unless stated, all numbers x 1,000.

The fund paid $17,483 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$16,897
Sales/maturities	$17,912

The fund's total security transactions with other SchwabFunds® during the period were $49.

Federal Tax Data

Portfolio Cost		$17,490
Net unrealized gains and losses:		
Gains		$2,330
Losses	+	(301)
		$2,029
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$87
Long-term capital gains		$1,402
Capital losses utilized		$911
Reclassifications:		
Net investment income not yet distributed		$3
Reclassified as:		
Net realized capital gains		($3)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$331
Securities on loan	+	1
Total investment income		**332**

Net Realized Gains and Losses

Net realized gains on investments	**2,314**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(253)**

Expenses

Investment adviser and administrator fees		107
Transfer agent and shareholder service fees		50
Trustees' fees		4
Custodian fees		30
Portfolio accounting fees		3
Professional fees		31
Registration fees		16
Shareholder reports		4
Other expenses	+	3
Total expenses		248
Expense reduction	−	39
Net expenses		**209**

Increase in Net Assets from Operations

Total investment income		332
Net expenses	−	209
Net investment income		**123**
Net realized gains		2,314
Net unrealized losses	+	(253)
Increase in net assets from operations		**$2,184**

Calculated as 0.54% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $2,061.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$123	$176
Net realized gains	2,314	326
Net unrealized gains or losses	+ (253)	3,471
Increase in net assets from operations	**2,184**	**3,973**

Distributions Paid

Dividends from net investment income	**$158**	**$260**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	369	$4,651	231	$2,407
Shares reinvested	12	142	25	236
Shares redeemed	+ (457)	(5,709)	(509)	(5,079)
Net transactions in fund shares	**(76)**	**($916)**	**(253)**	**($2,436)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,567	$18,450	1,820	$17,173
Total increase or decrease	+ (76)	1,110	(253)	1,277
End of period	**1,491**	**$19,560**	**1,567**	**$18,450**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $158 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for the use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:
Current period

Ordinary income	$158
Long-term capital gains	$–

Prior period

Ordinary income	$260
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$5
Prior period	$4

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $87 and $119 at the end of the current period and prior period, respectively.

Health Care Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	8.43	7.12	9.00	10.27	10.00
Income or loss from investment operations:					
Net investment income or loss	(0.06)	0.01	0.03	0.00[2]	(0.00)[2]
Net realized and unrealized gains or losses	2.41	1.33	(1.90)	(1.10)	0.27
Total income or loss from investment operations	2.35	1.34	(1.87)	(1.10)	0.27
Less distributions:					
Dividends from net investment income	–	(0.03)	(0.01)	(0.00)[2]	–
Distributions from net realized gains	–	–	–	(0.17)	–
Total distributions	–	(0.03)	(0.01)	(0.17)	–
Net asset value at end of period	10.78	8.43	7.12	9.00	10.27
Total return (%)	27.88	18.96	(20.84)	(10.94)	2.70[3]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.04	1.04	0.89	0.89	0.89[4]
Gross operating expenses	1.07	1.34	1.18	1.17	2.04[4]
Net investment income or loss	(0.73)	0.13	0.25	0.06	(0.02)[4]
Portfolio turnover rate	105	200	99	92	41[3]
Net assets, end of period ($ x 1,000,000)	54	25	21	32	28

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% Common Stock	47,574	53,880
0.0% Short-Term Investment	3	3
0.0% Rights	—	—
99.9% Total Investments	47,577	53,883
2.0% Collateral Invested for Securities on Loan	1,055	1,055
(1.9)% Other Assets and Liabilities, Net		(1,006)
100.0% Total Net Assets		53,932

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.9% of net assets

Business Services 9.0%

• Gentiva Health Services, Inc. 76,000	1,290
IMS Health, Inc. 65,100	1,379
• PDI, Inc. 34,192	978

Security and Number of Shares	Value ($ x 1,000)
• Trizetto Group, Inc. 24,800	169
• Ventiv Health, Inc. 60,000	1,038
	4,854

Electronics 3.3%

❸ PerkinElmer, Inc. 87,600	**1,799**

Healthcare / Drugs & Medicine 76.2%

• Alliance Imaging, Inc. 31,900	237
•❹ AMERIGROUP Corp. 29,800	1,788
Applied Biosystems Group — Applera Corp. 75,400	1,439
Bausch & Lomb, Inc. 23,800	1,451
❾ Becton Dickinson & Co. 31,300	1,643
C.R. Bard, Inc. 21,800	1,238
• Cephalon, Inc. 32,400	1,544
■• Community Health Systems, Inc. 46,900	1,258
• Coventry Health Care, Inc. 31,400	1,284
• DaVita, Inc. 54,050	1,601
• Express Scripts, Inc. 24,500	1,568
• First Horizon Pharmaceutical Corp. 48,400	1,190
• Genesis HealthCare Corp. 11,000	337
• Haemonetics Corp. 48,000	1,577
•❷ Humana, Inc. 94,900	1,817
❿ Johnson & Johnson 28,000	1,635
• Kensey Nash Corp. 45,000	1,287
•❼ Laboratory Corp. of America Holdings 37,000	1,695
Manor Care, Inc. 39,600	1,296
Medicis Pharmaceutical Corp., Class A 35,600	1,448
Merck & Co., Inc. 32,200	1,008
• Millennium Pharmaceuticals, Inc. 43,800	569
• Molecular Devices Corp. 14,500	290
•❻ Pacificare Health Systems, Inc. 48,500	1,728
• Pozen, Inc. 10,000	88
Select Medical Corp. 62,600	1,076
• Sierra Health Services, Inc. 27,400	1,308
• Techne Corp. 20,000	720

Security and Number of Shares	Value ($ x 1,000)
• Third Wave Technologies, Inc. 119,600	919
❺ UnitedHealth Group, Inc. 24,300	1,759
Valeant Pharmaceuticals International 40,600	974
• Visx, Inc. 70,000	1,168
Vital Signs, Inc. 6,800	235
❶ Wyeth 49,000	1,943
	41,118

Insurance 8.9%

Aetna, Inc. 17,200	1,634
CIGNA Corp. 23,200	1,472
•❽ WellChoice, Inc. 40,000	1,670
	4,776

Producer Goods & Manufacturing 2.5%

• Kos Pharmaceuticals, Inc. 15,000	536
Matthews International Corp., Class A 23,800	797
	1,333

Rights 0.0% of net assets

Healthcare / Drugs & Medicine 0.0%

OSI Pharmaceuticals, Inc. expires 01/18/05 458	–

Security Rate, maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.0% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 1.29%, 11/01/04	3	**3**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 2.0% of net assets

Other Investment Companies 2.0%

Securities Lending Investment Fund 1,055,450	**1,055**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $1,034 of securities on loan)		$53,883
Collateral invested for securities on loan		1,055
Receivables:		
Fund shares sold		81
Dividends		11
Investments sold		2
Prepaid expenses	+	8
Total assets		**55,040**

Liabilities

Collateral invested for securities on loan		1,055
Payables:		
Fund shares redeemed		16
Investment adviser and administrator fees		3
Transfer agent and shareholder service fees		1
Accrued expenses	+	33
Total liabilities		**1,108**

Net Assets

Total assets		55,040
Total liabilities	−	1,108
Net assets		**$53,932**

Net Assets by Source

Capital received from investors	52,337
Net realized capital losses	(4,711)
Net unrealized capital gains	6,306

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$53,932		5,005		$10.78

Unless stated, all numbers x 1,000.

The fund paid $47,577 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$64,485
Sales/maturities	$43,469

Federal Tax Data

Portfolio Cost	$47,760

Net unrealized gains and losses:

Gains		$8,074
Losses	+	(1,951)
		$6,123

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—
Capital losses utilized	**$4,567**

Unused capital losses:

Expires 10/31 of:		Loss amount
2010		$890
2011	+	3,638
		$4,528

Reclassifications:

Net investment income not yet distributed	$303
Reclassified as:	
Capital received from investors	($303)

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$127
Interest		2
Securities on loan	+	1
Total investment income		**130**

Net Realized Gains and Losses

Net realized gains on investments	**4,394**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,441**

Expenses

Investment adviser and administrator fees		224
Transfer agent and shareholder service fees		104
Trustees' fees		5
Custodian fees		35
Portfolio accounting fees		6
Professional fees		32
Registration fees		20
Shareholder reports		13
Other expenses	+	3
Total expenses		442
Expense reduction	−	9
Net expenses		**433**

Calculated as 0.54% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		130
Net expenses	−	433
Net investment loss		**(303)**
Net realized gains		4,394
Net unrealized gains	+	3,441
Increase in net assets from operations		**$7,532**

These add up to a net gain on investments of $7,835.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income or loss	($303)	$29
Net realized gains or losses	4,394	(2,899)
Net unrealized gains	+ 3,441	6,783
Increase in net assets from operations	**7,532**	**3,913**

Distributions Paid

Dividends from net investment income	**$—**	**$99**

The tax-basis components of distributions paid are:

Current period

Ordinary income	$—
Long-term capital gains	$—

Prior period

Ordinary income	$99
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	3,244	$33,738	612	$4,654
Shares reinvested	—	—	13	90
Shares redeemed	+ (1,206)	(12,342)	(672)	(5,019)
Net transactions in fund shares	**2,038**	**$21,396**	**(47)**	**($275)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$41
Prior period	$5

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	2,967	$25,004	3,014	$21,465
Total increase or decrease	+ 2,038	28,928	(47)	3,539
End of period	**5,005**	**$53,932**	**2,967**	**$25,004**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current and prior period.

Technology Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	4.32	2.90	3.86	8.52	10.00
Income or loss from investment operations:					
Net investment loss	(0.04)	(0.02)	(0.02)	(0.03)	(0.02)
Net realized and unrealized gains or losses	0.14	1.44	(0.94)	(4.63)	(1.46)
Total income or loss from investment operations	0.10	1.42	(0.96)	(4.66)	(1.48)
Net asset value at end of period	4.42	4.32	2.90	3.86	8.52
Total return (%)	2.31	48.97	(24.87)	(54.69)	(14.80)[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.02[3]	1.04	0.89	0.89	0.89[4]
Gross operating expenses	1.02	1.25	1.15	1.16	1.52[4]
Net investment loss	(0.78)	(0.65)	(0.57)	(0.65)	(0.63)[4]
Portfolio turnover rate	109	165	117	120	37[2]
Net assets, end of period ($ x 1,000,000)	49	43	26	39	48

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 1.01% if interest expense had not been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.1% Common Stock	44,835	49,144
100.1% Total Investments	44,835	49,144
(0.1)% Other Assets and Liabilities, Net		(29)
100.0% Total Net Assets		49,115

Security and Number of Shares	Value ($ x 1,000)

Common Stock 100.1% of net assets

Air Transportation 1.9%

Sabre Holdings Corp., Class A 43,900	**944**

Business Machines & Software 31.3%

Adobe Systems, Inc. 22,200	1,243
• Apple Computer, Inc. 6,900	362
Autodesk, Inc. 20,800	1,097
•❼ Cisco Systems, Inc. 73,460	1,411

Security and Number of Shares	Value ($ x 1,000)
•❽ Digi International, Inc. 96,200	1,317
❶ International Business Machines Corp. 27,600	2,477
• Lexmark International, Inc., Class A 12,000	997
Microsoft Corp. 12,700	356
•❿ NCR Corp. 23,100	1,302
•❷ Oracle Corp. 180,148	2,281
• Storage Technology Corp. 17,000	459
• Sun Microsystems, Inc. 167,700	760
•❾ Xerox Corp. 88,300	1,304
	15,366

Business Services 29.9%

• Ansys, Inc. 20,000	552
❻ Automatic Data Processing, Inc. 33,700	1,462
❸ Certegy, Inc. 64,200	2,270
• Checkfree Corp. 33,100	1,026
• Citrix Systems, Inc. 39,800	960
• Earthlink, Inc. 106,800	1,103
• Hewitt Associates, Inc., Class A 21,000	589
• Intuit, Inc. 14,600	662
• Parametric Technology Corp. 95,900	498
• Pec Solutions, Inc. 8,000	112
• Polycom, Inc. 52,800	1,090
• Progress Software Corp. 52,800	1,049
SS&C Technologies, Inc. 52,000	1,229
• Synopsys, Inc. 33,000	536
• Transaction Systems Architects, Inc., Class A 38,700	635
• United Online, Inc. 95,700	899
	14,672

Electronics 29.6%

Agilysys, Inc. 59,100	1,010
• Applied Materials, Inc. 79,500	1,280
• Aspect Communications Corp. 51,200	487
• Avid Technology, Inc. 11,700	620
Intel Corp. 37,260	829
• Lam Research Corp. 16,400	427

Security and Number of Shares	Value ($ x 1,000)
Linear Technology Corp.　26,200	992
• Littelfuse, Inc.　10,276	335
• LSI Logic Corp.　173,900	791
• Microtune, Inc.　200,500	884
❹ Motorola, Inc.　129,000	2,227
MTS Systems Corp.　29,000	748
• Neoware Systems, Inc.　34,700	279
• Plantronics, Inc.　11,400	496
❺ Qualcomm, Inc.　36,400	1,522
Scientific-Atlanta, Inc.　32,800	898
• Siliconix, Inc.　9,816	407
• Supertex, Inc.　13,000	279
	14,511

Optical & Photo 4.7%

• Ingram Micro, Inc., Class A　63,700	1,099
• Photronics, Inc.　68,700	1,206
	2,305

Producer Goods & Manufacturing 0.5%

• Tyler Technologies, Inc.　28,000	**244**

Telephone 2.2%

• Avaya, Inc.　76,500	**1,102**

End of investments.

Statement of
Assets and liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$49,144
Receivables:	
Fund shares sold	6
Dividends	4
Investments sold	461
Prepaid expenses	+ 7
Total assets	**49,622**

Liabilities

Bank overdraft	313
Payables:	
Fund shares redeemed	77
Investments bought	79
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	1
Trustees' fees	1
Accrued expenses	+ 34
Total liabilities	**507**

Net Assets

Total assets	49,622
Total liabilities	− 507
Net assets	**$49,115**

Net Assets by Source

Capital received from investors	86,037
Net realized capital losses	(41,231)
Net unrealized capital gains	4,309

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$49,115		11,101		$4.42

Unless stated, all numbers x 1,000.

The fund paid $44,835 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$61,732
Sales/maturities	$55,799

Federal Tax Data

Portfolio Cost	$44,945

Net unrealized gains and losses:

Gains	$6,435
Losses	+ (2,236)
	$4,199

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—
Capital losses utilized	**$2,579**

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	$16,276
2010	18,148
2011	+ 6,697
	$41,121

Reclassifications:

Net investment income not yet distributed	$405
Reclassified as:	
Capital received from investors	($405)

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$117
Interest		1
Securities on loan	+	1
Total investment income		**119**

Net Realized Gains and Losses

Net realized gains on investments	**2,569**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,375)**

Expenses

Investment adviser and administrator fees		279
Transfer agent and shareholder service fees		129
Trustees' fees		5
Custodian fees		31
Portfolio accounting fees		7
Professional fees		35
Registration fees		18
Shareholder reports		17
Interest expense		1
Other expenses	+	3
Total expenses		525
Expense reduction	−	1
Net expenses		**524**

Calculated as 0.54% of average daily net assets. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Decrease in Net Assets from Operations

Total investment income		119
Net expenses	−	524
Net investment loss		**(405)**
Net realized gains		2,569
Net unrealized losses	+	(2,375)
Decrease in net assets from operations		**($211)**

These add up to a net gain on investments of $194.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment loss	($405)	($200)
Net realized gains or losses	2,569	(3,310)
Net unrealized gains or losses	+ (2,375)	16,615
Increase or decrease in net assets from operations	**($211)**	**$13,105**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,936	$23,679	3,313	$11,831
Shares redeemed	+ (3,798)	(17,389)	(2,226)	(7,601)
Net transactions in fund shares	**1,138**	**$6,290**	**1,087**	**$4,230**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,963	$43,036	8,876	$25,701
Total increase	+ 1,138	6,079	1,087	17,335
End of period	**11,101**	**$49,115**	**9,963**	**$43,036**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$44
Prior period	$17

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current and prior period.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab Dividend Equity Fund and Schwab Small-Cap Equity Fund offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund, Schwab Hedged Equity Fund, Communications Focus Fund, Financial Services Focus Fund, Health Care Focus Fund and Technology Focus Fund each offer one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Schwab Hedged Equity Fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Funds may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. The funds may make direct transactions with certain other Schwab funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Core Equity Fund	—	1,077	1.37
Schwab Small-Cap Equity Fund	—	328	1.48
Schwab Hedged Equity Fund	—	84	1.38
Communications Focus Fund	—	40	1.56
Financial Services Focus Fund	93	68	1.81
Health Care Focus Fund	—	56	1.53
Technology Focus Fund	313	125	1.70

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments for net operating losses and losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Subsequent Event. On November 16, 2004, the Board of Trustees approved the closing and liquidation of the Schwab Communications Focus Fund. The fund will liquidate all of its outstanding shares on or shortly after January 14, 2005.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Schwab Hedged Equity Fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Core Equity Fund, Schwab Dividend Equity Fund, Schwab Small-Cap Equity Fund, Schwab Hedged Equity Fund, Communications Focus Fund, Financial Services Focus Fund, Health Care Focus Fund and Technology Focus Fund (eight of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

As described in the footnotes to the financial statements, the Board of Trustees has approved the closing and liquidation of Communications Focus Fund effective January 14, 2005.

PricewaterhouseCoopers LLP
San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812